                                Filed with the Securities and Exchange Commission on December 21, 2007

Registration No. 333-                                                                   Investment Company Act No. 811-5438
=======================================================================================================================================

                                                  SECURITIES AND EXCHANGE COMMISSION
                                                        WASHINGTON, D.C. 20549

                                                               FORM N-4

                                                        REGISTRATION STATEMENT
                                                                 UNDER
                                                      THE SECURITIES ACT OF 1933
                                                                  and
                                                        REGISTRATION STATEMENT
                                                                 UNDER
                                                  THE INVESTMENT COMPANY ACT OF 1940

                                  PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                                      (Exact Name of Registrant)

                                            PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                                                          (Name of Depositor)

                                            ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
                                         (Address of Depositor's Principal Executive Offices)

                                                            (203) 926-1888
                                                    (Depositor's Telephone Number)

                                                JOSEPH D. EMANUEL, CHIEF LEGAL OFFICER
                                            One Corporate Drive, Shelton, Connecticut 06484
                                          (Name and Address of Agent for Service of Process)

                                                               Copy To:
                                                     C. CHRISTOPHER SPRAGUE, ESQ.
                                                 VICE PRESIDENT AND CORPORATE COUNSEL
                                    One Corporate Drive, Shelton, Connecticut 06484 (973) 802-6997
                                      Approximate Date of Proposed Sale to the Public: Continuous

Approximate Date of Proposed Offering: Continuous.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

            Title of Securities Being Offered: Units of interest in the Separate Accounts under variable annuity contracts.

---------------------------------------------------------------------------------------------------------------------------------------
ASAP 2008

                                                                                        PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                                                                                                         A Prudential Financial Company
                                                                                        One Corporate Drive, Shelton, Connecticut 06484

 Advanced Series Advisor Plan 2008/SM/ ("ASAP 2008")

Flexible Premium Deferred Annuities

PROSPECTUS: ______, 2008

This prospectus describes a flexible premium deferred annuity (the "Annuities" or the "Annuity") offered by Prudential Annuities Life
Assurance Corporation ("Prudential Annuities", "we", "our", or "us").  The Annuity may be offered as an individual annuity contract or as an interest in a group annuity. The Annuity has features and benefits that may be appropriate for you based on your financial situation, your age and how you intend to use the Annuity. This Prospectus describes the important features of the Annuity and what you should consider before purchasing an Annuity. The Prospectus also describes the fees and charges you pay, product features and basic death benefit
protection.   In addition, selling broker-dealer firms through which the Annuity is sold may decline to make available to their customers certain of the optional features and investment options offered generally under the Annuity. Alternatively, such firms may restrict the optional benefits that they do make available to their customers (e.g., by imposing a lower maximum issue age for certain optional benefits than what is prescribed generally under the Annuity). Please speak to your Financial Professional for further details. Certain of the Annuity's investment options and/or features may not be available in all states. Various rights, benefits and certain fees may differ among states to meet applicable laws and/or regulations. For more information about variations applicable to your state, please refer to your Annuity contract or consult your
Financial Professional. Certain terms are capitalized in this Prospectus. Those terms are either defined in the Glossary of Terms or in the context of the particular section.  This Annuity will be offered in connection with one or more exchange programs operated by Prudential Annuities Life
Assurance Corporation or its affiliated insurers.  The terms of such exchange programs will be set forth in the offering materials used for the program.

THE SUB-ACCOUNTS

Each Sub-account of Prudential Annuities Life Assurance Corporation Variable Account B invests in an underlying mutual fund portfolio. Currently, portfolios of the following underlying mutual funds are being offered: AIM Variable Insurance Funds, Advanced
Series Trust, Evergreen Variable Annuity Trust, First Defined Portfolio Fund LLC, Gartmore Variable Insurance Trust, ProFunds VP, The
Prudential Series Fund and Wells Fargo Variable Trust. See the following page for the complete list of Sub-accounts.

PLEASE READ THIS PROSPECTUS

Please read this Prospectus and the current prospectus for the underlying mutual funds. Keep them for future reference. If you are purchasing an Annuity as a replacement for an existing variable annuity or variable life coverage or a fixed insurance policy, you should consider any surrender or penalty charges you may incur when replacing your existing coverage and that this Annuity may be subject to a contingent deferred sales charge if you elect to surrender the Annuity or take a partial withdrawal. You should consider your need to access the Annuity's Account Value and whether the Annuity's liquidity features will satisfy that need.

AVAILABLE INFORMATION

We have also filed a Statement of Additional Information that is available from us, without charge, upon your request. The contents of the Statement of Additional Information are described on page 108. This Prospectus is part of the registration statement we filed with the SEC regarding this offering. Additional information on us and this offering is available in the registration statement and the exhibits thereto. You may review and obtain copies of these materials at the prescribed rates from the SEC's Public Reference
Section, 100 F Street N.E., Washington, D.C., 20549. (See SEC file number 333-xxxxx -). These documents, as well as documents incorporated by reference, may also be obtained through the SEC's Internet Website (http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

These annuities are NOT deposits or obligations of, or issued, guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation (FDIC), the Federal Reserve Board or any other agency. An investment in an annuity involves investment risks, including possible loss of value, even with respect to amounts allocated to the AST Money
Market Sub-account.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
TO THE CONTRARY IS A CRIMINAL OFFENSE.

ASAP 2008/SM and PRUDENTIAL ARE SERVICE MARKS OR REGISTERED TRADEMARKS OF THE PRUDENTIAL INSURANCE COMPANY OF AMERICA AND ARE USED
UNDER LICENSE BY ITS AFFILIATES.

                                             FOR FURTHER INFORMATION CALL: 1-800-752-6342

Prospectus Dated: _____, 2008
Statement of Additional Information Dated: _____, 2008

                             PLEASE SEE OUR PRIVACY POLICY AND OUR IRA, ROTH IRA AND FINANCIAL DISCLOSURE
                                       STATEMENTS ATTACHED TO THE BACK COVER OF THIS PROSPECTUS.

                                                          INVESTMENT OPTIONS

Advanced Series Trust
AST Advanced Strategies
AST Aggressive Asset Allocation
AST AllianceBernstein Core Value
AST AllianceBernstein Growth & Income
AST AllianceBernstein Managed Index 500
AST American Century Income & Growth
AST American Century Strategic Allocation
AST Balanced Asset Allocation
AST Bond Portfolio 2015
AST Bond Portfolio 2018
AST Bond Portfolio 2019
AST Capital Growth Asset Allocation
AST Cohen & Steers Realty
AST Conservative Asset Allocation
AST CLS Growth Asset Allocation
AST CLS Moderate Asset Allocation
AST DeAM Large-Cap Value
AST DeAM Small-Cap Value
AST Federated Aggressive Growth
AST First Trust Balanced Target
AST First Trust Capital Appreciation Target
AST Goldman Sachs Concentrated Growth
AST Goldman Sachs Mid-Cap Growth
AST High Yield
AST Horizon Growth Asset Allocation
AST Horizon Moderate Asset Allocation
AST International Growth
AST International Value
AST Investment Grade Bond
AST JPMorgan International Equity
AST Large-Cap Value
AST Lord Abbett Bond Debenture
AST Marsico Capital Growth
AST MFS Global Equity
AST MFS Growth
AST Mid-Cap Value
AST Money Market
AST Neimann Capital Growth Asset Allocation
AST Neuberger Berman Mid-Cap Growth
AST Neuberger Berman Mid-Cap Value
AST Neuberger Berman Small-Cap Growth
AST PIMCO Limited Maturity Bond
AST PIMCO Total Return Bond
AST Preservation Asset Allocation
AST Small-Cap Growth
AST Small-Cap Value
AST T. Rowe Price Asset Allocation
AST T. Rowe Price Global Bond
AST T. Rowe Price Large-Cap Growth
AST T. Rowe Price Natural Resources
AST UBS Dynamic Alpha
AST Western Asset Core Plus Bond

AIM Variable Insurance Funds
AIM V.I. Dynamics Fund -- Series I shares
AIM V.I. Financial Services Fund -- Series I shares
AIM V.I. Global Health Care Fund -- Series I shares
AIM V.I. Technology Fund -- Series I shares
Evergreen Variable Annuity Trust
Growth
International Equity
Omega
First Defined Portfolio Fund, LLC
First Trust(R) Target Focus Four
Global Dividend Target 15
NASDAQ(R) Target 15
S&P(R) Target 24
Target Managed VIP
The Dow Target Dividend
The Dow DART 10
Value Line(R) Target 25
Gartmore Variable Insurance Trust
GVIT Developing Markets
ProFund VP
Access VP High Yield
Asia 30
Banks
Basic Materials
Bear
Biotechnology
Bull
Consumer Goods
Consumer Services
Europe 30
Financials
Health Care
Industrials
Internet
Japan
Large-Cap Growth
Large-Cap Value
Mid-Cap Growth
Mid-Cap Value
Oil & Gas
OTC
 Pharmaceuticals
Precious Metals
Real Estate
Rising Rates Opportunity
Semiconductor
Short Mid-Cap
Short OTC
Short Small-Cap
Small-Cap Growth
Small-Cap Value
Technology
Telecommunications
U.S. Government Plus
UltraBull
UltraMid-Cap
UltraOTC
UltraSmall-Cap
Utilities
Wells Fargo Variable Trust
Wells Fargo Advantage VT Equity Income

                                                               CONTENTS

                    INTRODUCTION........................................................................................................................................
                    1

                    GLOSSARY OF
                    TERMS...................................................................................................................................3

                    SUMMARY OF CONTRACT FEES AND CHARGES...........................................................................................5

                    EXPENSE
                    EXAMPLES.....................................................................................................................................13

                    INVESTMENT OPTIONS...................................................................
                  ..............................................................15

                    WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIO?......................................15

                    FEES AND

                    PURCHASING YOUR
                    ANNUITY......................................................................................................................37

                    WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?........................................................37

                    MANAGING YOUR ANNUITY................................................................
                  .........................................................38

                     MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?..........................................39        ...

                     MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?.................................39

                    MANAGING YOUR ACCOUNT

                     DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?..45

                     MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?..46

                     MAY I AUTHORIZE MY THIRD PARTY INVESTMENT ADVISOR TO MANAGE MY ACCOUNT?........................46

                    ACCESS TO ACCOUNT VALUE..............................................................
                  ............................................................50

                     DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t) OF THE INTERNAL REVENUE
                     CODE?.............................................................................
                  ..................................................................................51

                     WHAT ARE REQUIRED MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?.................51

                     CAN I SURRENDER MY ANNUITY FOR ITS VALUE?...........................................
                  ..............................................51

                    DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS

                   WHILE THEY ARE
                   ALIVE?..............................................................................................................................55

                    GUARANTEED RETURN OPTION PLUS 2008 (GRO PLUS 2008)......................................................................

                    HIGHEST DAILY GUARANTEED RETURN OPTION (HD GRO)....................................................................

                    HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT (HD7)

                   SPOUSAL HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT (SHD7) DEATH
                   BENEFIT.........................................................................
                 ..............................................................................85

                    WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?...........................................................................85

                    BASIC DEATH
                   BENEFIT................................................................................................................................85

                    OPTIONAL DEATH
                   BENEFITS........................................................................................................................85
                    PRUDENTIAL ANNUITIES'S ANNUITY REWARDS...................................................
                 ......................................90
                    PAYMENT OF DEATH BENEFITS...................................................................................................................90

                   VALUING YOUR
                   INVESTMENT.......................................................................................................................93

                    HOW IS MY ACCOUNT VALUE DETERMINED?..............................................................................................93
                    WHAT IS THE SURRENDER VALUE OF MY ANNUITY?..................................................................................93
                    HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?.............................................................................93
                    WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?..............................................................................93

                   TAX
                   CONSIDERATIONS..................................................................................................................................95

                   GENERAL
                   INFORMATION..............................................................................................................................103

                    HOW WILL I RECEIVE STATEMENTS AND REPORTS?..................................................................................103
                    WHO IS PRUDENTIAL
                   ANNUITIES?...............................................................................................................103
                    WHAT ARE SEPARATE

                    FINANCIAL
                   STATEMENTS............................................................................................................................107
                    HOW TO CONTACT
                   US.................................................................................................................................107
                                                                                                                             07
                   INDEMNIFICATION......................................................................................................................................
                    LEGAL

                                                                                                                            1

                   APPENDIX C - ADDITIONAL INFORMATION ON ASSET ALLOCATION PROGRAMS...........................................C-1

                   APPENDIX D - ASSET TRANSFER FORMULA UNDER GRO PLUS 2008 AND HIGHEST DAILY GRO.....................D-1

                   APPENDIX E - ASSET TRANSFER FORMULA UNDER HIGHEST DAILY LIFETIME SEVEN AND

                   SPOUSAL HIGHEST DAILY LIFETIME SEVEN............................................................................................E-1

INTRODUCTION

WHY WOULD I CHOOSE TO PURCHASE AN ANNUITY?

The Annuity is frequently used for retirement planning because it allows you to accumulate retirement savings and also offer annuity payment options when you are ready to begin receiving income. The Annuity also offers a choice of different optional benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive and one or more Death Benefits that can protect your retirement savings if you die during a period of declining markets. The Annuity may be used as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Roth IRA, Section 401(a) plans (defined benefit plans and defined contribution plans such as 401(k), profit sharing and money purchase plans) or Tax Sheltered annuities (or
403(b)). The Annuity may also be used as an investment vehicle for "non-qualified" investments. The Annuity allows you to invest your money in a number of Sub-accounts. When an Annuity is purchased as a "non-qualified" investment, you generally are not taxed on any investment gains the Annuity earns until you make a withdrawal or begin to receive annuity payments. This feature, referred to as
"tax-deferral", can be beneficial to the growth of your Account Value because money that would otherwise be needed to pay taxes on investment gains each year remains invested and can earn additional money. However, because the Annuity is designed for long-term retirement savings, a 10% penalty tax may be applied on withdrawals you make before you reach age 59 1/2. Annuities purchased as a non-qualified investment are not subject to the maximum contribution limits that may apply to a qualified investment, and are not subject to required minimum distributions after age 70 1/2.

When an Annuity is purchased as a "qualified" investment, you should consider that the Annuity does not provide any tax advantages in addition to the preferential treatment already available through your retirement plan under the Internal Revenue Code. In other words, you need not invest in an Annuity to gain the preferential tax treatment provided by your retirement plan. An Annuity, however, may offer features and benefits in addition to providing tax deferral that other investment vehicles may not offer, including Death Benefit protection for your beneficiaries, lifetime income options and the ability to make transfers between numerous variable investment options offered under the Annuity. You should consult with your Financial Professional as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
o        The Annuity is a "flexible premium deferred annuity." It is called "flexible premium" because you have considerable flexibility in the timing and amount of Purchase Payments. Generally, investors "defer" receiving annuity payments until after an accumulation period.
o        The Annuity offers Sub-accounts. If you allocate your Account Value to Sub-accounts, the value of your Annuity will vary daily to reflect the investment performance of the underlying investment options.
o        The Annuity features two distinct periods - the accumulation period and the payout period. During the accumulation period your Account Value is allocated to one or more investment options.
o        During the payout period, commonly called "annuitization," you can elect to receive annuity payments (1) for life; (2) for life with a guaranteed minimum number of payments; (3) based on joint lives; or (4) for a guaranteed number of payments. We currently make annuity payments available on a fixed basis only.
o        The Annuity offers optional income benefits, for an additional charge, that can provide principal protection or guaranteed minimum income protection for Owners while they are alive.
o        The Annuity offers a basic Death Benefit. It also offers optional Death Benefits that provide an enhanced level of protection for your beneficiary(ies) for an additional charge.
o        You are allowed to withdraw a limited amount of money from the Annuity on an annual basis without any charges, although any optional guaranteed benefit you elect may be reduced. Other product features allow you to access your Account Value as necessary, although a charge may apply.
o        Transfers between investment options are tax-free. Currently, you may make twenty transfers each year free of charge. We also offer several programs that enable you to manage your Account Value as your financial needs and investment performance change.

HOW DO I PURCHASE THE ANNUITY?

We sell the Annuity through licensed, registered Financial Professionals. Unless we agree otherwise and subject to our rules, the
Annuity has a minimum initial Purchase Payment of $10,000.  We may allow you to make a lower initial Purchase Payment provided you establish an electronic funds transfer under which Purchase Payments received in the first Annuity Year total at least the minimum initial Purchase Payment for the Annuity purchased. Unless we agree otherwise and subject to our rules, if the Annuity is owned by an individual or individuals, the oldest of those Owners must not be older than a maximum issue age of 85as of the Issue Date of the
Annuity.. If the Annuity is owned by an entity, the annuitant must not be older than the maximum issue age, as of the Issue Date of the Annuity unless we agree otherwise. The availability and level of protection of certain optional benefits may vary based on the age of the Owner or Annuitant on the Issue Date of the Annuity, the date the benefit is elected, or the date of the Owner's death.

                                                           GLOSSARY OF TERMS

Many terms used within this Prospectus are described within the text where they appear. The description of those terms are not repeated in this Glossary of Terms.

Account Value: The value of each allocation to a Sub-account (also referred to as a "variable investment option"), plus any earnings, and/or less any losses, distributions and charges. The Account Value is calculated before we assess any applicable Contingent
Deferred Sales Charge ("CDSC" or "surrender charge") and/or, other than on an annuity anniversary, any fee that is deducted from the
Annuity annually in arrears. The Account Value is determined separately for each Sub-account, and then totaled to determine the
Account Value for your entire Annuity.

Annuitization: The application of Account Value (or Protected Income Value for the Guaranteed Minimum Income Benefit, if applicable)
to one of the available annuity options for the Owner to begin receiving periodic payments for life (or joint lives), for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence. Unless we agree otherwise, the Annuity Date must be no later than the first day of the calendar month coinciding with or next following the later of: (a) the oldest Owner's or Annuitant's 95th birthday, whichever occurs first, and (b) the fifth anniversary of the Issue Date.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Combination 5% Roll-Up and HAV Death Benefit: We offer an optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing the greater of the Highest Anniversary Value Death Benefit and a 5% annual increase on Purchase Payments adjusted for withdrawals.

Contingent Deferred Sales Charge (CDSC): This is a sales charge that may be deducted when you make a full or partial withdrawal under your Annuity. We refer to this as a "contingent" charge because it is imposed only if you make a withdrawal. The charge is a percentage of each applicable Purchase Payment that is being withdrawn. The period during which a particular percentage applies is measured from the Issue Date of the Annuity. See "Summary of Contract Fees and Charges" for details on the CDSC.

Enhanced Beneficiary Protection Death Benefit: We offer an Optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing amounts in addition to the basic Death Benefit that can be used to offset federal and state taxes payable on any taxable gains in your Annuity at the time of your death.

Free Look: Under state insurance laws, you have the right, during a limited period of time, to examine your Annuity and decide if you want to keep it or cancel it. This right is referred to as your "free look" right. The length of this time period depends on the law of your state, and may vary depending on whether your purchase is a replacement or not. Check your Annuity contract for more details about your free look right.

Guaranteed Minimum Income Benefit (GMIB): We offer an optional benefit that, for an additional cost, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on your total
Purchase Payments and an annual increase of 5% on such Purchase Payments adjusted for withdrawals (called the "Protected Income
Value"), regardless of the impact of market performance on your Account Value.

Guaranteed Minimum Withdrawal Benefit (GMWB): We offer an optional benefit that, for an additional cost, guarantees your ability to withdraw amounts over time equal to an initial principal value, regardless of the impact of market performance on your Account Value.

Guaranteed Return Option 2008 (GRO 2008)/Highest Daily Guaranteed Return Option (Highest Daily GRO):  Each of GRO 2008 and Highest
Daily GRO is a separate optional benefit that, for an additional cost, guarantees a "return of premium" at one or more future dates and that requires your participation in an asset transfer program.

Highest Anniversary Value Death Benefit ("HAV"): We offer an optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit and the Highest Anniversary Value, less proportional withdrawals.

Highest Daily Lifetime Seven Income Benefit:  An optional feature available for an additional charge that guarantees your ability to withdraw amounts equal to a percentage of a principal value called the Protected Withdrawal Value.  Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your
Account Value.

Highest Daily Value Death Benefit ("HDV"): We offer an optional Death Benefit that, for an additional cost, provides an enhanced level of protection for your beneficiary(ies) by providing a death benefit equal to the greater of the basic Death Benefit and the
Highest Daily Value, less proportional withdrawals.

Issue Date: The effective date of your Annuity.

Lifetime Five Income Benefit: We offer an optional benefit that, for an additional cost, guarantees your ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value.

Owner: With an Annuity issued as an individual annuity contract, the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity. With an Annuity issued as a certificate under a group annuity contract, the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Spousal Highest Daily Lifetime Seven Income Benefit:  The spousal version of the Highest Daily Lifetime Seven Income Benefit.
Spousal Highest Daily Lifetime Seven is the same class of optional benefit as our Spousal Lifetime Five Income Benefit, but differs
(among other things) with respect to how the Protected Withdrawal Value is calculated and  how the lifetime withdrawals are calculated.

Spousal Lifetime Five Income Benefit: We offer an optional benefit that, for an additional cost, guarantees until the later death of two Designated Lives (as defined in this Prospectus) the ability to withdraw an annual amount equal to a percentage of an initial principal value called the Protected Withdrawal Value. Subject to our rules regarding the timing and amount of withdrawals, we guarantee these withdrawal amounts, regardless of the impact of market performance on your Account Value.

Sub-Account: We issue your Annuity through our separate account. See "What is the Separate Account?" under the General Information section. The separate account invests in underlying mutual fund portfolios. From an accounting perspective, we divide the separate account into a number of sections, each of which corresponds to a particular underlying mutual fund portfolio. We refer to each such section of our separate account as a "Sub-account".

Surrender Value: The value of your Annuity available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge and the charge for any optional benefits and any additional amounts we applied to your Purchase Payments that we may be entitled to recover under certain circumstances.

Unit: A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation Day: Every day the New York Stock Exchange is open for trading or any other day the Securities and Exchange Commission requires mutual funds or unit investment trusts to be valued.

                                                 SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and charges for the Annuity. Some fees and charges are assessed against the Annuity while others are assessed against assets allocated to the Sub-accounts. The fees and charges that are assessed against an Annuity include any applicable Contingent Deferred Sales Charge, Transfer Fee, Tax Charge and Annual Maintenance Fee. The charges that are assessed against the Sub-accounts are the Mortality and Expense Risk charge, the charge for Administration of the Annuity and the charge for certain optional benefits you elect, other than the Guaranteed Minimum Income Benefit, Highest Daily Lifetime Seven and Spousal
Highest Daily Lifetime Seven, which are assessed against the Protected Income Value and Protected Withdrawal Value respectively. Each underlying mutual fund portfolio assesses a fee for investment management, other expenses and, with some mutual funds, a 12b-1 fee.
The prospectus for each underlying mutual fund provides more detailed information about the expenses for the underlying mutual funds.

The following tables provide a summary of the fees and charges you will pay if you surrender your Annuity or transfer Account Value among investment options. These fees and charges are described in more detail within this Prospectus.

                                         CONTINGENT DEFERRED SALES CHARGES FOR THE ANNUITY/ 1/

                                           Yr. 1 Yr. 2 Yr. 3 Yr. 4 Yr. 5 Yr. 6 Yr. 7 Yr. 8+
                                               7.0% 6.0% 5.0% 4.0% 3.0% 2.0% 1.0% 0.0%

1 The Contingent Deferred Sales Charges are assessed upon surrender or withdrawal. The charge is a percentage of each applicable
Purchase Payment deducted upon surrender or withdrawal. The period during which a particular percentage applies is measured from the
Issue Date of the Annuity.

                    ----------------------------------------------------------------------------------------
                                               OTHER TRANSACTION FEES AND CHARGES
                                                (assessed against the Annuity)
                    ----------------------------------------------------------------------------------------
                       FEE/CHARGE        ASAP 2008
                    ----------------------------------------------------------------------------------------
                    Transfer Fee/ 1/  $15.00 maximum
                                     currently, $10.00
                    ----------------------------------------------------------------------------------------
                    Tax Charge/ 2/      0% to 3.5%
                    ----------------------------------------------------------------------------------------

1 Currently, we deduct the fee after the 20th transfer each Annuity Year.  We guarantee that the number of charge free transfers per
Annuity Year will never be less than 8.
2 This charge is deducted generally at the time you annuitize your Annuity.

The following table provides a summary of the periodic fees and charges you will pay while you own your Annuity, excluding the underlying mutual fund Portfolio annual expenses. These fees and charges are described in more detail within this Prospectus.

                         --------------------------------------------------------------------------------------------
                                                               PERIODIC FEES AND CHARGES
                                                           (assessed against the Annuity)
                         --------------------------------------------------------------------------------------------
                                                                FEE/CHARGE ASAP 2008

                                                    Annual Maintenance Lesser of $35 or 2%
                                                                  Fee/ 1/ of
                                                                                   Account
                                                                                   Value/
                                                                                      2/
                                                 --------------------------------------------------------------------

                                                               Beneficiary Lesser
                                                           Continuation Option of $30
                                                                   Only or 2%

                          ------------------------------------------------------------------------------
                          ANNUAL FEES/CHARGES OF THE SUB-ACCOUNTS/3/
                          (assessed as a percentage of the daily net assets of the Sub-accounts)
                          ------------------------------------------------------------------------------
                            FEE/CHARGE
                                              0.80%
                          Mortality &
                          Expense
                          Risk
                          Charge/4/
                          ------------------------------------------------------------------------------
                                              0.15%
                          Administration
                          Charge/4/
                          ------------------------------------------------------------------------------
                          ------------------------------------------------------------------------------

                          Settlement          1.40%
                          Service         (qualified);
                          Charge/             1.00%
                          /5/             (non-qualified)

                          ------------------------------------------------------------------------------

                          Total               .95%
                          Annual               in all
                          Charges            Annuity
                          of                  Years
                          the
                          Sub-accounts

1. Assessed annually on the Annuity's anniversary date or upon surrender. For beneficiaries who elect the non-qualified Beneficiary
Continuation Option, the fee is only applicable if Account Value is less than $25,000.
2. Only applicable if Account Value is less than $100,000.
3. These charges are deducted daily and apply to the Sub-accounts only.

4. The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge"
elsewhere in this Prospectus.
5. The Mortality & Expense Risk Charge and the Administration Charge do not apply if you are a beneficiary under the Beneficiary
Continuation Option. The Settlement Service Charge applies only if your beneficiary elects the Beneficiary Continuation Option. The
1.00% and 1.40% charges set forth above are annual charges that are assessed against the Account Value in the Sub-accounts.

The following table sets forth the charge for each optional benefit under the Annuity. These fees would be in addition to the periodic fees and transaction fees set forth in the tables above.

---------------------------------------------------------------- --------------------- ---------------------

YOUR OPTIONAL BENEFIT FEES AND CHARGES

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

                                                                       OPTIONAL            TOTAL ANNUAL
                                                                       BENEFIT              CHARGE(1)
                       OPTIONAL BENEFIT                               FEE/CHARGE

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

GUARANTEED RETURN OPTION PLUS 2008                               0.75% maximum         1.30%(3)
(GRO Plus)                                                       charge(2)

                                                                 0.35% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

HIGHEST DAILY GUARANTEED RETURN OPTION (HD GRO)                                        1.30%(3)
                                                                 0.75% maximum
                                                                 charge(2)

                                                                 0.35% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB)                                           1.30%(3)
                                                                 1.00% maximum
                                                                 charge(2)

                                                                 0.35% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

GUARANTEED MINIMUM INCOME BENEFIT                                                      0.95% Plus 0.50% of
(GMIB)                                                           1.00% maximum         Protected Income
                                                                 charge(2)             Value

                                                                 0.50% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

LIFETIME FIVESM INCOME BENEFIT                                                         1.55%(3)
                                                                 1.50% maximum
                                                                 charge(2)

                                                                 0.60% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

SPOUSAL LIFETIME FIVE INCOME BENEFIT                                                   1.70%(3)
                                                                 1.50% maximum
                                                                 charge(2)

                                                                 0.75% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT                                            0.95% Plus 0.60% of
                                                                 1.50% maximum         Protected
                                                                 charge(2)             Withdrawal Value

                                                                 0.60% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

SPOUSAL HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT                                    0.95% Plus 0.75% of
                                                                 1.50% maximum         Protected
                                                                 charge(2)             Withdrawal Value

                                                                 0.75% current charge

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

ENHANCED BENEFICIARYPROTECTION DEATH BENEFIT                     0.25%                 1.20%

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT                          0.25%                 1.20%
(HAV)

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

COMBINATION 5% ROLL-UP AND HAV DEATH BENEFIT                     0.50%                 1.45%

---------------------------------------------------------------- --------------------- ---------------------
---------------------------------------------------------------- --------------------- ---------------------

HIGHEST DAILY VALUE DEATH BENEFIT                                0.50%                 1.45%
(HDV)

---------------------------------------------------------------- --------------------- ---------------------

1 The Total Annual Charge includes the Insurance Charge assessed against the average daily net assets allocated to the Sub-accounts.
If you elect more than one optional benefit, the Total Annual Charge would be increased to include the charge for each optional benefit. With respect to GMIB, the 0.50% current charge is assessed against the average GMIB Protected Income Value, and not against the value of the Sub-accounts. The charge for the Highest Daily Lifetime Seven and Spousal Highest Daily Lifetime Seven Income
Benefits, currently 0.60% and 0.75% respectively, are based on the Protected Withdrawal Value and deducted quarterly.  These optional benefits are not available under the Beneficiary Continuation Option.
2 We have the right to increase the charge for each benefit up to the indicated maximum charge upon a step-up or for a new election of the benefit, or upon a reset of the benefit, if permitted. However, we have no present intention of increasing the charge to that maximum level.

3/  HOW CHARGE IS DETERMINED
o        Highest Daily GRO: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts.
o        GRO PLUS 2008: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts.
o        GMWB: Charge for this benefit is assessed against the average daily net assets of the Sub-accounts.
o        GMIB: Charge for this benefit is calculated on the average Protected Income Value and assessed against the Account Value.
o        Lifetime Five:  Charge for this benefit is assessed against average daily net assets of the sub-accounts.
o        Spousal Highest Daily Lifetime Five: Charge for this benefit is assessed against average daily net assets of the sub-accounts.

o        Highest Daily Lifetime Seven: Charge for this benefit is based on the Protected Withdrawal Value ("PWV") and assessed against the Account Value.
o        Spousal Highest Daily Lifetime Seven: Charge for this benefit is based on the Protected Withdrawal Value ("PWV") and assessed against the Account Value.
o        Enhanced Beneficiary Protection:  Charge for this benefit is assessed against average daily net assets of the sub-accounts.
o        HAV:  Charge for this benefit is assessed against average daily net assets of the sub-accounts.
o        Combination 5% Roll-up and HAV:  Charge for this benefit is assessed against average daily net assets of the sub-accounts.
o        HDV:  Charge for this benefit is assessed against average daily net assets of the sub-accounts.

The following table provides the range (minimum and maximum) of the total annual expenses for the underlying mutual funds
("Portfolios") as of December 31, 2006. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.

      -----------------------------------------------------------------------------------------------------------------------
                                           TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES
      -----------------------------------------------------------------------------------------------------------------------
                                                             MINIMUM                                 MAXIMUM
      -----------------------------------------------------------------------------------------------------------------------
      Total Portfolio Operating Expense                       0.61%                                   2.16%
      -----------------------------------------------------------------------------------------------------------------------

The following are the total annual expenses for each underlying mutual fund ("Portfolio") as of December 31, 2006, except as noted.
The "Total Annual Portfolio Operating Expenses" reflect the combination of the underlying Portfolio's investment management fee, other expenses and any 12b-1 fees. Each figure is stated as a percentage of the underlying Portfolio's average daily net assets.
There is no guarantee that actual expenses will be the same as those shown in the table.  For certain of the underlying Portfolios, a portion of the management fee has been waived and/or other expenses have been partially reimbursed.  The existence of any such fee waivers and/or reimbursements have been reflected in the footnotes.  The following expenses are deducted by the underlying Portfolio before it provides Prudential Annuities with the daily net asset value. The underlying Portfolio information was provided by the underlying mutual funds and has not been independently verified by us. See the prospectuses or statements of additional information of the underlying Portfolios for further details. The current prospectus and statement of additional information for the underlying
Portfolios can be obtained by calling 1-800-752-6342.

       --------------------------------------------------------------------------------------------------------------
                                     UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                         (as a percentage of the average net assets of the underlying Portfolios)
       --------------------------------------------------------------------------------------------------------------
                                                                        For the year ended December 31, 2006
                                                                -----------------------------------------------------
                         UNDERLYING PORTFOLIO                                                                 Total
                                                                                                  Acquired   Annual
                                                                                                  Portfolio Portfolio
                                                                Management    Other                Fees &   Operating
                                                                   Fee     Expenses/ 1/ 12b-1 Fee Expenses  Expenses
       --------------------------------------------------------------------------------------------------------------
       Advanced Series Trust/ 3/
        AST Advanced Strategies                                   0.85%       0.24%       0.00%     0.00%     1.09%
        AST Aggressive Asset Allocation /2/                       0.15%       0.05%       0.00%     0.99%     1.19%
        AST AllianceBernstein Core Value                          0.75%       0.14%       0.00%     0.00%     0.89%
        AST AllianceBernstein Growth & Income                     0.75%       0.11%       0.00%     0.00%     0.86%
        AST AllianceBernstein Managed Index 500                   0.60%       0.14%       0.00%     0.00%     0.74%
        AST American Century Income & Growth                      0.75%       0.15%       0.00%     0.00%     0.90%
        AST American Century Strategic Allocation /4/             0.85%       0.21%       0.00%     0.00%     1.06%
        AST Balanced Asset Allocation /2/                         0.15%       0.02%       0.00%     0.90%     1.07%
        AST Bond Portfolio 2015                                   0.65%       0.80%       0.00%     0.00%     1.64%
        AST Bond Portfolio 2018                                   0.65%       0.80%       0.00%     0.00%     1.45%
        AST Bond Portfolio 2019                                   0.65%       0.80%       0.00%     0.00%     1.45%
        AST Capital Growth Asset Allocation /2/                   0.15%       0.02%       0.00%     0.95%     1.12%
        AST CLS Growth Asset Allocation                           0.30%       0.21%       0.00%     0.91%     1.42%
        AST CLS Moderate Asset Allocation                         0.30%       0.21%       0.00%     0.86%     1.37%
        AST Cohen & Steers Realty                                 1.00%       0.13%       0.00%     0.00%     1.13%
        AST Conservative Asset Allocation /2/                     0.15%       0.04%       0.00%     0.89%     1.08%
        AST DeAM Large-Cap Value                                  0.85%       0.15%       0.00%     0.00%     1.00%
        AST DeAM Small-Cap Value                                  0.95%       0.23%       0.00%     0.00%     1.18%
        AST Federated Aggressive Growth                           0.95%       0.14%       0.00%     0.00%     1.09%
        AST First Trust Balanced Target                           0.85%       0.21%       0.00%     0.00%     1.06%
        AST First Trust Capital Appreciation Target               0.85%       0.19%       0.00%     0.00%     1.04%
        AST Goldman Sachs Concentrated Growth                     0.90%       0.13%       0.00%     0.00%     1.03%
        AST Goldman Sachs Mid-Cap Growth                          1.00%       0.15%       0.00%     0.00%     1.15%
        AST Goldman Sachs Small-Cap Value                         0.95%       0.18%       0.00%     0.00%     1.13%
        AST High Yield /5/                                        0.75%       0.15%       0.00%     0.00%     0.90%
        AST Horizon Growth Asset Allocation                       0.30%       0.21%       0.00%     0.84%     1.35%
        AST Horizon Moderate Asset Allocation                     0.30%       0.21%       0.00%     0.81%     1.32%
        AST International Growth /6/                              1.00%       0.15%       0.00%     0.00%     1.15%
        AST International Value/ 7/                               1.00%       0.13%       0.00%     0.00%     1.13%
        AST Investment Grade Bond                                 0.65%       0.99%       0.00%     0.00%     1.64%
        AST JPMorgan International Equity                         0.87%       0.16%       0.00%     0.00%     1.03%
        AST Large-Cap Value                                       0.75%       0.11%       0.00%     0.00%     0.86%
        AST Lord Abbett Bond-Debenture                            0.80%       0.14%       0.00%     0.00%     0.94%
        AST Marsico Capital Growth                                0.90%       0.11%       0.00%     0.00%     1.01%
        AST MFS Global Equity                                     1.00%       0.25%       0.00%     0.00%     1.25%
        AST MFS Growth                                            0.90%       0.13%       0.00%     0.00%     1.03%
        AST Mid-Cap Value                                         0.95%       0.21%       0.00%     0.00%     1.16%
        AST Money Market                                          0.50%       0.11%       0.00%     0.00%     0.61%
        AST Neuberger Berman Mid-Cap Growth                       0.90%       0.14%       0.00%     0.00%     1.04%
        AST Neuberger Berman Mid-Cap Value                        0.89%       0.11%       0.00%     0.00%     1.00%
        AST Neuberger Berman Small-Cap Growth /8/                 0.95%       0.16%       0.00%     0.00%     1.11%
        AST Niemann Capital Growth Asset Allocation               0.30%       0.21%       0.00%     0.89%     1.40%
        AST PIMCO Limited Maturity Bond                           0.65%       0.12%       0.00%     0.00%     0.77%
        AST PIMCO Total Return Bond                               0.65%       0.12%       0.00%     0.00%     0.77%
        AST Preservation Asset Allocation /2/                     0.15%       0.08%       0.00%     0.82%     1.05%
        AST Small-Cap Growth                                      0.90%       0.18%       0.00%     0.00%     1.08%
        AST Small-Cap Value/ 9/                                   0.90%       0.13%       0.00%     0.00%     1.03%
        AST T. Rowe Price Asset Allocation                        0.85%       0.14%       0.00%     0.00%     0.99%
        AST T. Rowe Price Global Bond                             0.80%       0.16%       0.00%     0.00%     0.96%
        AST T. Rowe Price Large-Cap Growth                        0.90%       0.11%       0.00%     0.00%     1.01%
        AST T. Rowe Price Natural Resources Portfolio             0.90%       0.13%       0.00%     0.00%     1.03%
        AST UBS Dynamic Alpha /10/                                1.00%       0.21%       0.00%     0.00%     1.21%
        AST Western Asset Core Plus Bond                          0.70%       0.12%       0.00%     0.00%     0.82%
       --------------------------------------------------------------------------------------------------------------
       --------------------------------------------------------------------------------------------------------------
       AIM Variable Insurance Funds /11/
        AIM V.I. Dynamics Fund - Series I shares/ 12/             0.75%       0.38%       0.00%     0.01%     1.14%
        AIM V.I. Financial Services Fund - Series I shares        0.75%       0.37%       0.00%     0.01%     1.13%
        AIM V.I. Global Health Care Fund - Series I shares/ 13/   0.75%       0.35%       0.00%     0.01%     1.11%
        AIM V.I. Technology Fund - Series I shares                0.75%       0.37%       0.00%     0.00%     1.12%

              --------------------------------------------------------------------------------------------------
                                      UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                          (as a percentage of the average net assets of the underlying Portfolios)
              --------------------------------------------------------------------------------------------------
                                                                 For the year ended December 31, 2006
                                                        --------------------------------------------------------
                        UNDERLYING PORTFOLIOS                                             Acquired  Total Annual
                                                                                          Portfolio  Portfolio
                                                        Management    Other                Fees &    Operating
                                                           Fee     Expenses/ 1/ 12b-1 Fee Expenses    Expenses
              --------------------------------------------------------------------------------------------------
              Evergreen Variable Annuity Trust
               Growth                                     0.69%       0.19%       0.00%     0.01%      0.89%
               International Equity                       0.40%       0.28%       0.00%     0.00%      0.68%
               Omega                                      0.52%       0.18%       0.00%     0.01%      0.71%
              --------------------------------------------------------------------------------------------------
              --------------------------------------------------------------------------------------------------
              First Defined Portfolio Fund, LLC /14,15/
               First Trust(R) Target Focus Four           0.60%       0.94%       0.25%     0.00%      1.79%
               Global Dividend Target 15                  0.60%       0.62%       0.25%     0.00%      1.47%
               NASDAQ(R) Target 15                        0.60%       0.99%       0.25%     0.00%      1.84%
               S&P(R) Target 24                           0.60%       0.71%       0.25%     0.00%      1.56%
               Target Managed VIP                         0.60%       0.52%       0.25%     0.00%      1.37%
               The Dow Target Dividend                    0.60%       0.52%       0.25%     0.00%      1.37%
               The Dow/SM/ DART 10                        0.60%       0.62%       0.25%     0.00%      1.47%
               Value Line(R) Target 25                    0.60%       0.56%       0.25%     0.00%      1.41%
              --------------------------------------------------------------------------------------------------
              --------------------------------------------------------------------------------------------------
              Gartmore Variable Insurance Trust /16/
               GVIT Developing Markets                    1.05%       0.35%       0.25%     0.00%      1.65%
              --------------------------------------------------------------------------------------------------
              --------------------------------------------------------------------------------------------------
              ProFund VP /17/
               Access VP High Yield                       0.75%       0.94%       0.25%     0.00%      1.94%
               Asia 30                                    0.75%       0.66%       0.25%     0.00%      1.66%
               Banks                                      0.75%       0.77%       0.25%     0.00%      1.77%
               Basic Materials                            0.75%       0.73%       0.25%     0.00%      1.73%
               Bear                                       0.75%       0.69%       0.25%     0.00%      1.69%
               Biotechnology                              0.75%       0.77%       0.25%     0.00%      1.77%
               Bull                                       0.75%       0.67%       0.25%     0.00%      1.67%
               Consumer Goods                             0.75%       0.84%       0.25%     0.00%      1.84%
               Consumer Services                          0.75%       1.16%       0.25%     0.00%      2.16%
               Europe 30                                  0.75%       0.65%       0.25%     0.00%      1.65%
               Financials                                 0.75%       0.72%       0.25%     0.00%      1.72%
               Health Care                                0.75%       0.72%       0.25%     0.00%      1.72%
               Industrials                                0.75%       0.87%       0.25%     0.00%      1.87%
               Internet                                   0.75%       0.74%       0.25%     0.00%      1.74%
               Japan                                      0.75%       0.66%       0.25%     0.00%      1.66%
               Large-Cap Growth                           0.75%       0.71%       0.25%     0.00%      1.71%
               Large-Cap Value                            0.75%       0.70%       0.25%     0.00%      1.70%
               Mid-Cap Growth                             0.75%       0.71%       0.25%     0.00%      1.71%
               Mid-Cap Value                              0.75%       0.71%       0.25%     0.00%      1.71%
               Oil & Gas                                  0.75%       0.70%       0.25%     0.00%      1.70%
               OTC                                        0.75%       0.67%       0.25%     0.00%      1.67%
               Pharmaceuticals                            0.75%       0.72%       0.25%     0.00%      1.72%
               Precious Metals                            0.75%       0.68%       0.25%     0.00%      1.68%
               Real Estate                                0.75%       0.72%       0.25%     0.00%      1.72%
               Rising Rates Opportunity                   0.75%       0.61%       0.25%     0.00%      1.61%
               Semiconductor                              0.75%       0.81%       0.25%     0.00%      1.81%
               Short Mid-Cap                              0.75%       0.80%       0.25%     0.00%      1.80%
               Short OTC                                  0.75%       0.67%       0.25%     0.00%      1.67%
               Short Small-Cap                            0.75%       0.66%       0.25%     0.00%      1.66%
               Small-Cap Growth                           0.75%       0.71%       0.25%     0.00%      1.71%
               Small-Cap Value                            0.75%       0.74%       0.25%     0.00%      1.74%
               Technology                                 0.75%       0.74%       0.25%     0.00%      1.74%

             ProFund VP/ 17/ continued
             Telecommunications                            0.75%       0.71%       0.25%     0.00%      1.71%
             U.S. Government Plus                          0.50%       0.62%       0.25%     0.00%      1.37%
             UltraBull                                     0.75%       0.72%       0.25%     0.00%      1.72%
             UltraMid-Cap                                  0.75%       0.70%       0.25%     0.00%      1.70%
             UltraOTC                                      0.75%       0.69%       0.25%     0.00%      1.69%
             UltraSmall-Cap                                0.75%       0.67%       0.25%     0.00%      1.67%
             Utilities                                     0.75%       0.71%       0.25%     0.00%      1.71%
            -----------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------
            The Prudential Series Fund
             SP International Growth                       0.85%       0.12%       0.00%     0.00%      0.97%
            -----------------------------------------------------------------------------------------------------
            -----------------------------------------------------------------------------------------------------
            Wells Fargo Variable Trust /18/
            Wells Fargo Advantage VT Equity Income /19/   0.55%       0.24%       0.25%     0.00%      1.04%

*The total actual operating expenses for the portfolios are less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements ("Arrangements").  These Arrangements are voluntary, and may be terminated at any time.  In addition, the Arrangements may be modified periodically.  For more information regarding the Arrangements, please see the prospectus and statement of additional information for the portfolios.

1. As noted above, shares of the Portfolios generally are purchased through variable insurance products. Many of the Portfolios and/or their investment advisers and/or distributors have entered into arrangements with us as the issuer of the Annuity under which they compensate us for providing ongoing services in lieu of the Trust providing such services. Amounts paid by a Portfolio under those arrangements are included under "Other Expenses." For more information see the prospectus for each underlying portfolio and,
"Service Fees payable to Prudential Annuities," later in this prospectus.

2. The AST Aggressive Asset Allocation, the AST Balanced Asset Allocation, the AST Capital Growth Asset Allocation, the AST
Conservative Asset Allocation and the AST Preservation Asset Allocation Portfolios (the "Dynamic Asset Allocation Portfolios") each invest in other investment companies (the Acquired Portfolios). For example, each Dynamic Asset Allocation Portfolio invests in shares of other Portfolios of the Advanced Series Trust, and some Portfolios invest in other funds, including the Dryden Core
Investment Fund. Investors in a Portfolio indirectly bear the fees and expenses of the Acquired Portfolios. The expenses shown in the column "Acquired Portfolio Fees and Expenses" represent a weighted average of the expense ratios of the Acquired Portfolios in which each Dynamic Asset Allocation Portfolio invested during the year ended December 31, 2006. The Dynamic Asset Allocation Portfolios do
not pay any transaction fees when they purchase or redeem shares of the Acquired Portfolios. Where "Acquired Portfolio Fees and
Expenses" are less than 0.01%, such expenses are included in the column titled "Other Expenses." This may cause the Total Annual
Portfolio Operating Expenses to differ from those set forth in the Financial Highlights tables in the prospectus for the Portfolios.
3. The total actual operating expenses for certain of the Portfolios listed above for the year ended December 31, 2006 were less than the amounts shown in the table above, due to fee waivers, reimbursement of expenses, and expense offset arrangements
("Arrangements"). These Arrangements are voluntary and may be terminated at any time. In addition, the Arrangements may be modified periodically. For more information regarding the Arrangements, please see the prospectus and statement of additional information for the Portfolios.
4. Prior to May 1, 2007 the Portfolio was named the "AST American Century Strategic Balanced Portfolio."
5. Effective June 16, 2006, Goldman Sachs Asset Management L.P. no longer serves as a Co-Sub-advisor to the Portfolio.
6. Effective November 13, 2006, Marsico Capital Management, LLC became a Sub-advisor of the Portfolio along with William Blair &
Company, LLC. Prior to November 13, 2006, William Blair & Company, LLC served as the sole Sub-advisor of the Portfolio, then named the "AST William Blair International Growth Portfolio."
7. Effective November 13, 2006, Thornburg Investment Management, Inc. became a Sub-advisor of the Portfolio along with LSV Asset
Management. Prior to November 13, 2006, LSV Asset Management served as the sole Sub-advisor of the Portfolio, then named the "AST LSV
International Value Portfolio."
8. Effective May 1, 2007, Neuberger Berman Management, Inc. became Sub-advisor to the Portfolio. Prior to May 1, 2007, Deutsche Asset
Management, Inc. served as Sub-advisor of the Portfolio, then named the "AST DeAM Small-Cap Growth Portfolio."
9. Effective December 2006, Salomon Brothers Asset Management, Inc. one of the Co-Sub-advisors to the Portfolio changed its name to
ClearBridge Advisors, LLC.
10.Prior to May 1, 2007 the Portfolio was named the "AST Global Allocation Portfolio." Expenses shown are the annualized estimated operating expense for AST UBS Dynamic Alpha Portfolio effective May 1, 2007. Operating expenses for the AST Global Allocation
Portfolio based upon the year ended December 31, 2006 would be as follows: Shareholder Fees (fees paid directly from your investment)
- None; Management Fees - .10%; Distribution (12b-1) Fees - None; Other Expenses - .09%; Acquired Portfolio Fees & Expenses - .88%;
Total Annual Portfolio Operating Expenses - 1.07%.
11.The Fund's advisor has contractually agreed to waive advisory fees and/or reimburse expenses of Series I shares to the extent necessary to limit Total Annual Portfolio Operating Expenses (excluding certain items discussed below) of Series I shares to 1.30% of average daily net assets. The expense limitation agreement is in effect through April 30, 2008.
12.Through April 30, 2008, the advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the Fund does not exceed a specified maximum annual advisory fee rate, wherein the fee rate includes breakpoints and is based upon net asset levels. The Fund's maximum annual advisory fee rate ranges from 0.745% (for average net assets up to $250 million) to 0.64% (for average net assets over $10 billion).
13.Through April 30, 2008, the advisor has contractually agreed to waive a portion of its advisory fees to the extent necessary so that the advisory fees payable by the Fund does not exceed a specified maximum annual advisory fee rate, wherein the fee rate includes breakpoints and is based upon net asset levels. The Fund's maximum annual advisory fee rate ranges from 0.75% (for average net assets up to $250 million) to 0.68% (for average net assets over $10 billion).
14.The Funds' Board of Trustees reserves the right to suspend payments under the 12b-1 Plan at any time. On May 1, 2003, 12b-1 payments were suspended for all Funds except the First Trust 10 Uncommon Values Portfolio. Payments under the 12b-1 Plan resumed effective May 1, 2004 for the Target Managed VIP Portfolio, the Dow Dart 10 Portfolio, the Global Dividend Target 15 Portfolio, the
S&P Target 24 Portfolio, the Nasdaq Target 15 Portfolio and the Value Line Target 25 Portfolio.
15.For the period September 30, 2004 through December 31, 2007, First Trust has contractually agreed to waive fees and reimburse expenses of the Portfolios to limit the total annual fund operating expenses (excluding brokerage expense and extraordinary expense)
to 1.37% for the First Trust 10 Uncommon Values Portfolio and 1.47% for each of the other Portfolios' average daily net assets. First
Trust has entered into an agreement with First Defined Portfolio Fund, LLC that allows First Trust to recover from the Portfolios any fees waived or reimbursed during the three year period of January 1, 2005 through December 31, 2007. However, First Trust's ability to recover such amounts is limited to the extent that it would not exceed the amount reimbursed or waived during such period. To the extent that the actual expense ratio of a particular Portfolio is less than such Portfolio's applicable expense cap, First Trust may recover a portion of the previously waived or reimbursed amount equal to the amount that the expense cap exceeds the actual expense ratio.
16.Effective January 1, 2006, the Fund implemented a performance fee structure and the management fee was lowered to 1.05%. Beginning
January 1, 2007, the management fee may be adjusted, on a quarterly basis, upward or downward depending on the Fund's performance relative to its benchmark, the MSCI Emerging Markets Free Index. As a result, beginning January 1, 2007, if the management fee were calculated taking into account all base fee breakpoints and performance fee adjustment, the management fee could range from 0.95% at its lowest to 1.15% at its highest.
17.ProFund Advisors LLC has contractually agreed to waive Investment Advisory and Management Services Fees and to reimburse other expenses to the extent Total Annual Portfolio Operating Expenses, as a percentage of average daily net assets, exceed 1.63% (1.33%
for VP ProFund U.S. Government Plus) through April 30, 2008. After such date, any of the expense limitations may be terminated or revised. Amounts waived or reimbursed in a particular fiscal year may be repaid to ProFund Advisors LLC within three years of the waiver or reimbursement to the extent that recoupment will not cause the Portfolio's expenses to exceed any expense limitation in place at that time. A waiver or reimbursement lowers the expense ratio and increases overall returns to investors.
18.The Fund's advisor has committed through April 30, 2008 to waive fees and/or reimburse expenses to the extent necessary to maintain the Fund's net operating expenses as shown.

                                                                           Total Actual Annual
                                                                       Portfolio Operating Expenses
                                            Portfolio Name             After Expense Reimbursement
                                -------------------------------------------------------------------
                                Wells Fargo Advantage VT Equity Income             1.00%

19.The Fund's investment adviser has implemented a breakpoint schedule for the Fund's management fee. The management fee charged to the Fund will decline as the Fund's assets grow and will continue to be based on a percentage of the Fund's average daily net assets.
The breakpoint schedule for the Fund is as follows: 0.55% from $0 to $499 million; 0.50% for assets from $500 million to $999 million; 0.45% for assets from $1 billion to $2.99 billion; 0.425% for assets from $3 billion to $4.99 billion; and 0.40% for assets
$5 billion and higher.

                                                           EXPENSE EXAMPLES

These examples are intended to help you compare the cost of investing in this Annuity with the cost of investing in other variable annuities.

Below are examples for the Annuity showing what you would pay in expenses at the end of the stated time periods had you invested
$10,000 in the Annuity and your investment has a 5% return each year.

The examples reflect the following fees and charges for the Annuity as described in "Summary of Contract Fees and Charges":
o        Insurance Charge
o        Contingent Deferred Sales Charge (when and if applicable)
o        Annual Maintenance Fee
o        The maximum combination of optional benefit charges

The examples also assume the following for the period shown:

o        You allocate all of your Account Value to the Sub-account with the maximum total annual operating expenses, and those expenses remain the same each year*
o        For each Sub-account charge, we deduct the current charge rather than any maximum charge
o        You make no withdrawals of Account Value
o        You make no transfers, or other transactions for which we charge a fee
o        No tax charge applies
o        You elect the Lifetime Five Income Benefit, the Highest Daily Value Death Benefit and the Enhanced Beneficiary Protection
         Death Benefit (which are the maximum combination of optional benefit charges)

Amounts shown in the examples are rounded to the nearest dollar.

* Note: Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm.

THE EXAMPLES ARE ILLUSTRATIVE ONLY - THEY SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES OF THE UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES WILL BE LESS THAN THOSE SHOWN IF YOU ELECT A DIFFERENT COMBINATION OF OPTIONAL
BENEFITS THAN INDICATED IN THE EXAMPLES OR IF YOU ALLOCATE ACCOUNT VALUE TO ANY OTHER AVAILABLE SUB-ACCOUNTS.

Expense Examples are provided as follows: 1) if you surrender the Annuity at the end of the stated time period; 2) if you annuitize at the end of the stated time period; and 3) if you do not surrender your Annuity. A table of accumulation values appears in Appendix
A to this Prospectus.

If you surrender your annuity at the end of the applicable time period:/ 1/

                                                            1 yr  3 yrs  5 yrs  10 yrs
                                                  ------------------------------------
                                                  ASAP 2008 $1,186 $2,115 $2,998 $4,969
                                                  ------------------------------------
If you annuitize your annuity at the end of the applicable time period:/ 2/

                                                            1 yr 3 yrs  5 yrs  10 yrs
                                                   ----------------------------------
                                                   ASAP 2008 N/A  $1,530 $2,548 $4,969
                                                   ----------------------------------

If you do not surrender your annuity:

                                                            1 yr 3 yrs  5 yrs  10 yrs
                                                   ----------------------------------
                                                   ASAP 2008 $511 $1,530 $2,548 $4,969
                                                   ----------------------------------

2 You may not annuitize in the first Annuity Year.

                                                          INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIO?

Each variable investment option is a Sub-account of Prudential Annuities Life Assurance Corporation Variable Account B (see "What are
Separate Accounts" for more detailed information). Each Sub-account invests exclusively in one Portfolio. You should carefully read the prospectus for any Portfolio in which you are interested. The following chart classifies each of the Portfolios based on our assessment of their investment style (as of the date of this Prospectus). The chart also provides a description of each Portfolio's investment objective (in italics) and a short, summary description of their key policies to assist you in determining which
Portfolios may be of interest to you. There is no guarantee that any underlying Portfolio will meet its investment objective. Not all portfolios offered as Sub-accounts may be available depending on optional benefit selection, the applicable jurisdiction and selling firm. The Portfolios that you select are your choice - we do not provide investment advice, and we do not recommend or endorse any particular Portfolio.

The name of the advisor/sub-advisor for each Portfolio appears next to the description. Those Portfolios whose name includes the prefix "AST" are Portfolios of Advanced Series Trust. The investment managers for AST are AST Investment Services, Inc., a Prudential
Financial Company, and Prudential Investments LLC, both of which are affiliated companies of Prudential Annuities. However, a sub-advisor, as noted below, is engaged to conduct day-to-day management.

The Portfolios are not publicly traded mutual funds. They are only available as investment options in variable annuity contracts and variable life insurance policies issued by insurance companies, or in some cases, to participants in certain qualified retirement plans. However, some of the Portfolios available as Sub-accounts under the Annuities are managed by the same portfolio advisor or sub-advisor as a retail mutual fund of the same or similar name that the Portfolio may have been modeled after at its inception.
Certain retail mutual funds may also have been modeled after a Portfolio. While the investment objective and policies of the retail mutual funds and the Portfolios may be substantially similar, the actual investments will differ to varying degrees. Differences in the performance of the funds can be expected, and in some cases could be substantial. You should not compare the performance of a publicly traded mutual fund with the performance of any similarly named Portfolio offered as a Sub-account. Details about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses for the underlying mutual funds. The current prospectus and statement of additional information for the underlying Portfolios can be obtained by calling
1-800-752-6342.

The following chart lists the currently available and permitted investment options when you choose certain optional benefits:
Optional Benefit Name*
                                                                Permitted Portfolios:

                                                                AST Advanced Strategies Portfolio
                                                                AST American Century Strategic Allocation Portfolio
                                                                AST Balanced Asset Allocation Portfolio
                                                                AST Capital Growth Asset Allocation Portfolio
                                                                AST Conservative Asset Allocation Portfolio
                                                                AST First Trust Balanced Target Portfolio
                                                                AST First Trust Capital Appreciation Target Portfolio
                                                                AST Preservation Asset Allocation Portfolio
                                                                AST T. Rowe Price Asset Allocation Portfolio
                                                                AST UBS Dynamic Alpha
                                                                AST CLS Growth Asset Allocation
                                                                AST CLS Moderate Asset Allocation
                                                                AST Horizon Growth Asset Allocation
                                                                AST Horizon Moderate Asset Allocation
Lifetime Five Income Benefit                                    AST Nieman Capital Growth Asset Allocation
Spousal Lifetime Five Income Benefit

Highest Daily Lifetime Seven
Spousal Highest Daily Lifetime Seven

                                                                All Investment Options Permitted EXCEPT for the following:

                                                                Access VP High Yield Fund
                                                                AIM V.I. Technology

                                                                First Trust Technology*
                                                                NASDAQ Target 15 Portfolio
                                                                ProFund VP Biotechnology
                                                                ProFund VP Internet
                                                                ProFund VP Semiconductor
                                                                ProFund VP Short Mid-Cap
                                                                ProFund VP Short Small-Cap
                                                                ProFund VP Technology
                                                                ProFund VP Ultra OTC
                                                                ProFund VP Ultra Small Cap
                                                                ProFund VP UltraBull
Highest Daily Value Death Benefit                               Value Line Target 25
Combo 5% Rollup & HAV Death Benefit
Guaranteed Minimum Income Benefit
Guaranteed Minimum Withdrawal Benefit
GRO PLUS 2008
Highest Anniversary Value Death Benefit
Highest Daily GRO
*Detailed Information regarding these optional benefits can be found in the "Living Benefits" and "Death Benefit" sections of this
Prospectus.

* Detailed Information regarding these optional benefits can be found in the "Living Benefits" and "Death Benefit" sections of this
Prospectus.

                                 -----------------------------------------------------------------
                                  STYLE/     INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                                  ADVANCED SERIES TRUST
                                 -----------------------------------------------------------------
                                  ASSET   AST Advanced Strategies Portfolio:         LSV Asset
                                 ALLOCA-  seeks a high level of absolute            Management/
                                  TION/   return. The Portfolio invests           Marsico Capital
                                 BALANCED primarily in a diversified portfolio      Management,
                                          of equity and fixed income securities     LLC/Pacific
                                          across different investment               Investment
                                          categories and investment managers.       Management
                                          The Portfolio pursues a combination       Company LLC
                                          of traditional and non-traditional         (PIMCO)/
                                          investment strategies.                   T. Rowe Price
                                                                                 Associates, Inc./
                                                                                  William Blair &
                                                                                  Company, L.L.C.
                                 -----------------------------------------------------------------
                                  ASSET   AST Aggressive Asset Allocation
                                 ALLOCA-  Portfolio: seeks the highest
                                  TION/   potential total return consistent
                                 BALANCED with its specified level of risk
                                          tolerance. The Portfolio will invest
                                          its assets in several other Advanced
                                          Series Trust Portfolios. Under normal
                                          market conditions, the Portfolio will
                                          devote between 92.5% to 100% of its
                                          net assets to underlying portfolios
                                          investing primarily in equity
                                          securities, and 0% to 7.5% of its net
                                          assets to underlying portfolios         AST Investment
                                          investing primarily in debt             Services, Inc./
                                          securities and money market               Prudential
                                          instruments.                            Investments LLC
                                 -----------------------------------------------------------------
                                  LARGE   AST AllianceBernstein Core Value       AllianceBernstein
                                   CAP    Portfolio: seeks long-term capital           L.P.
                                  VALUE   growth by investing primarily in
                                          common stocks. The subadviser expects
                                          that the majority of the Portfolio's
                                          assets will be invested in the common
                                          stocks of large companies that appear
                                          to be undervalued. Among other
                                          things, the Portfolio seeks to
                                          identify compelling buying
                                          opportunities created when companies
                                          are undervalued on the basis of
                                          investor reactions to near-term
                                          problems or circumstances even though
                                          their long-term prospects remain
                                          sound. The subadviser seeks to
                                          identify individual companies with
                                          earnings growth potential that may
                                          not be recognized by the market at
                                          large.
                                 -----------------------------------------------------------------
                                  LARGE   AST AllianceBernstein Growth & Income  AllianceBernstein
                                   CAP    Portfolio: seeks long-term growth of         L.P.
                                  VALUE   capital and income while attempting
                                          to avoid excessive fluctuations in
                                          market value. The Portfolio normally
                                          will invest in common stocks (and
                                          securities convertible into common
                                          stocks). The subadviser will take a
                                          value-oriented approach, in that it
                                          will try to keep the Portfolio's
                                          assets invested in securities that
                                          are selling at reasonable valuations
                                          in relation to their fundamental
                                          business prospects.
                                 -----------------------------------------------------------------
                                  LARGE   AST AllianceBernstein Managed Index    AllianceBernstein
                                   CAP    500 Portfolio: seeks to outperform           L.P.
                                  BLEND   the Standard & Poor's 500 Composite
                                          Stock Price Index (the "S&P 500")
                                          through stock selection resulting in
                                          different weightings of common stocks
                                          relative to the index. The Portfolio
                                          will invest, under normal
                                          circumstances, at least 80% of its
                                          net assets in securities included in
                                          the S&P(R) 500.
                                 -----------------------------------------------------------------
                                  LARGE   AST American Century Income & Growth   American Century
                                   CAP    Portfolio: seeks capital growth with      Investment
                                  VALUE   current income as a secondary          Management, Inc.
                                          objective. The Portfolio invests
                                          primarily in common stocks that offer
                                          potential for capital growth, and
                                          may, consistent with its investment
                                          objective, invest in stocks that
                                          offer potential for current income.
                                          The subadviser utilizes a
                                          quantitative management technique
                                          with a goal of building an equity
                                          portfolio that provides better
                                          returns than the S&P 500 Index
                                          without taking on significant
                                          additional risk and while attempting
                                          to create a dividend yield that will
                                          be greater than the S&P 500 Index.
                                 -----------------------------------------------------------------
                                  ASSET   AST American Century Strategic         American Century
                                 ALLOCA-  Allocation Portfolio (formerly known      Investment
                                  TION/   as AST American Century Strategic      Management, Inc.
                                                                     Balanced Portfolio): long-term
                                      capital growth with some regular income.
                                      The Portfolio will invest, under normal circumstances,
                                      in any type of U.S. or foreign equity security that
                                      meets certain fundamental and technical standards.
                                      The portfolio managers will draw on growth, value
                                      and quantitative investment techniques in managing
                                      the equity portion of the Portfolio and diversify
                                      the Portfolio's investments among small, medium and
                                      large companies.

                                 -----------------------------------------------------------------
                                  STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                   ASSET   AST Balanced Asset Allocation
                                  ALLOCA-  Portfolio: seeks the highest
                                   TION/   potential total return consistent
                                 BALANCED  with its specified level of risk
                                           tolerance. The Portfolio will invest
                                           its assets in several other Advanced
                                           Series Trust Portfolios. Under normal
                                           market conditions, the Portfolio will
                                           devote between 57.5% to 72.5% of its
                                           net assets to underlying portfolios
                                           investing primarily in equity
                                           securities, and 27.5% to 42.5% of its
                                           net assets to underlying portfolios     AST Investment
                                           investing primarily in debt            Services, Inc./
                                           securities and money market               Prudential
                                           instruments.                           Investments LLC
                                 -----------------------------------------------------------------
                                 FIXED     AST Bond Portfolio 2015: seeks the    PrudentialInvestment
                                 INCOME    highest potential total return        Management Services
                                           consistent with its specified level of
                                           risk tolerance to meet the parameters
                                           established to support the GRO benefits
                                           and maintain liquidity to support changes in
                                           market conditions for a fixed maturity of 2015.
                                           Please note that you may not make purchase payments
                                           to this Portfolio, and that this Portfolio is
                                           available only with certain living benefits.
                                 ----------------------------------------------------------------
                                 FIXED     AST Bond Portfolio 2018:  seeks the   Prudential Investment
                                 INCOME    highest potential total return        Management Services
                                           consistent with its specified level of
                                           risk tolerance to meet the parameters
                                           established to support the GRO benefits
                                           and maintain liquidity to support changes in
                                           market conditions for a fixed maturity of 2018.
                                           Please note that you may not make purchase payments
                                           to this Portfolio, and that this Portfolio is
                                           available only with certain living benefits.
                                 ----------------------------------------------------------------
                                 FIXED     AST Bond Portfolio 2019:  seeks the   Prudential Investment
                                 INCOME    highest potential total return        Management Services
                                           consistent with its specified level of
                                           risk tolerance to meet the parameters
                                           established to support the GRO benefits
                                           and maintain liquidity to support changes in
                                           market conditions for a fixed maturity of 2019.
                                           Please note that you may not make purchase payments
                                           to this Portfolio, and that this Portfolio is
                                           available only with certain living benefits.

                                 ----------------------------------------------------------------

                                   ASSET   AST Capital Growth Asset Allocation
                                  ALLOCA-  Portfolio: seeks the highest
                                   TION/   potential total return consistent
                                 BALANCED  with its specified level of risk
                                           tolerance. The Portfolio will invest
                                           its assets in several other Advanced
                                           Series Trust Portfolios. Under normal
                                           market conditions, the Portfolio will
                                           devote between 72.5% to 87.5% of its
                                           net assets to underlying portfolios
                                           investing primarily in equity
                                           securities, and 12.5% to 27.5% of its
                                           net assets to underlying portfolios     AST Investment
                                           investing primarily in debt            Services, Inc./
                                           securities and money market               Prudential
                                           instruments.                           Investments LLC
                                 -----------------------------------------------------------------
                                 SPECIALTY AST Cohen & Steers Realty Portfolio:    Cohen & Steers
                                           seeks to maximize total return             Capital
                                           through investment in real estate      Management, Inc.
                                           securities. The Portfolio pursues its
                                           investment objective by investing,
                                           under normal circumstances, at least
                                           80% of its net assets in securities
                                           of real estate issuers. Under normal
                                           circumstances, the Portfolio will
                                           invest substantially all of its
                                           assets in the equity securities of
                                           real estate companies, i.e., a
                                           company that derives at least 50% of
                                           its revenues from the ownership,
                                           construction, financing, management
                                           or sale of real estate or that has at
                                           least 50% of its assets in real
                                           estate. Real estate companies may
                                           include real estate investment trusts
                                           (REITs).
                                 -----------------------------------------------------------------
                                   ASSET   AST Conservative Asset Allocation
                                  ALLOCA-  Portfolio: seeks the highest
                                   TION/   potential total return consistent
                                 BALANCED  with its specified level of risk
                                           tolerance. The Portfolio will invest
                                           its assets in several other Advanced
                                           Series Trust Portfolios. Under normal
                                           market conditions, the Portfolio will
                                           devote between 47.5% to 62.5% of its
                                           net assets to underlying portfolios
                                           investing primarily in equity
                                           securities, and 37.5% to 52.5% of its
                                           net assets to underlying portfolios     AST Investment
                                           investing primarily in debt            Services, Inc./
                                           securities and money market               Prudential
                                           instruments.                           Investments LLC
                                 -----------------------------------------------------------------
                                 ASSET     AST CLS Growth Asset Allocation Portfolio:
                                 ALLOC-    Seeks the highest potential total return
                                 ATION     Consistent with its specified level of risk
                                 GROWTH    Tolerance.  Under normal circumstances, at
                                           Least 90% of the Portfolio's assets will
                                           Be invested in other portfolios of Advanced
                                           Series Trust (the underlying portfolios)
                                           while no more than 10% of the Portfolio's
                                           assets may be invested in exchange traded
                                           funds (ETFs).  Under normal market conditions,
                                           the Portfolio will devote between 60% to 80%
                                           of its net assets to underlying portfolios
                                           and ETFs investing primarily in equity
                                           securities, and between 20% to 40% of its
                                           net assets to underlying portfolios and ETFs  Clarke Lanzen
                                           investing primarily in debt securities and    Skalla Inves-
                                           money market instruments.                    tment Firm
                                 LLC

                                 -----------------------------------------------------------------

                                 ASSET     AST CLS Moderate Asset Allocation Portfolio:
                                 ALLOC-    seeks the highest potential total return
                                 ATION     consistent with its specified level of risk
                                 GROWTH    tolerance.  Under normal circumstances, at
                                           least 90% of the Portfolio's assets will be
                                           invested in other portfolios of Advanced
                                           Series Trust (the underlying portfolios) while
                                           no more than 10% of the Portfolio's assets
                                           may be invested in exchange traded funds
                                           (ETFs).  Under normal market conditions, the
                                           Portfolio will devote between 40% to 60% of
                                           its net assets to underlying portfolios and    Clarke
                                           ETFs investing primarily in equity securities, Lanzen
                                           and between 40% to 60% of its net assets to    Skalla
                                           underlying portfolios and ETFs investing       Investment
                                           primarily in debt securities and money market  Firm  LLC
                                           instruments.

                                 -----------------------------------------------------------------
                                LARGE   AST DeAM Large-Cap Value Portfolio:        Deutsche
                                   CAP    seeks maximum growth of capital by        Investment
                                  VALUE   investing primarily in the value          Management
                                          stocks of larger companies. The         Americas, Inc.
                                          Portfolio pursues its objective,
                                          under normal market conditions, by
                                          primarily investing at least 80% of
                                          the value of its assets in the equity
                                          securities of large-sized companies
                                          included in the Russell 1000(R) Value
                                          Index. The subadviser employs an
                                          investment strategy designed to
                                          maintain a portfolio of equity
                                          securities which approximates the
                                          market risk of those stocks included
                                          in the Russell 1000(R) Value Index,
                                          but which attempts to outperform the
                                          Russell 1000(R) Value Index through
                                          active stock selection.
                                -----------------------------------------------------------------
                                  SMALL   AST DeAM Small-Cap Value Portfolio:        Deutsche
                                   CAP    seeks maximum growth of investors'        Investment
                                  VALUE   capital by investing primarily in the     Management
                                          value stocks of smaller companies.      Americas, Inc.
                                          The Portfolio pursues its objective,
                                          under normal market conditions, by
                                          primarily investing at least 80% of
                                          its total assets in the equity
                                          securities of small-sized companies
                                          included in the Russell 2000(R) Value
                                          Index. The subadviser employs an
                                          investment strategy designed to
                                          maintain a portfolio of equity
                                          securities which approximates the
                                          market risk of those stocks included
                                          in the Russell 2000(R) Value Index,
                                          but which attempts to outperform the
                                          Russell 2000(R) Value Index.
                                -----------------------------------------------------------------
                                  SMALL   AST Federated Aggressive Growth
                                   CAP    Portfolio: seeks capital growth. The
                                 GROWTH   Portfolio pursues its investment
                                          objective by investing primarily in    Federated Equity
                                          the stocks of small companies that        Management
                                          are traded on national security           Company of
                                          exchanges, NASDAQ stock exchange and    Pennsylvania/
                                          the over-the-counter-market. Small     Federated Global
                                          companies will be defined as              Investment
                                          companies with market capitalizations     Management
                                          similar to companies in the Russell    Corp./Federated
                                          2000 Growth Index.                         MDTA LLC
                                -----------------------------------------------------------------

                                  ASSET   AST First Trust Balanced Target           First Trust
                                 ALLOCA-  Portfolio: seeks long-term capital       Advisors L.P.
                                  TION/   growth balanced by current income.
                                 BALANCED The Portfolio seeks to achieve its
                                          objective by investing approximately
                                          65% in common stocks and 35% in fixed
                                          income securities. The Portfolio
                                          allocates the equity portion of the
                                          portfolio across five uniquely
                                          specialized strategies - the Dow/SM/
                                          Target Dividend, the Value Line(R)
                                          Target 25, the Global Dividend Target
                                          15, the NYSE(R) International Target
                                          25, and the Target Small Cap. Each
                                          strategy employs a quantitative
                                          approach by screening common stocks
                                          for certain attributes and/or using a
                                          multi-factor scoring system to select
                                          the common stocks. The fixed income
                                          allocation is determined by the Dow
                                          Jones Income strategy which utilizes
                                          certain screens to select bonds from
                                          the Dow Jones Corporate Bond Index or
                                          like-bonds not in the index.
                                 ------------------------------------------------------------------
                                  ASSET   AST First Trust Capital Appreciation      First Trust
                                 ALLOCA-  Target Portfolio: seeks long-term        Advisors L.P.
                                  TION/   growth of capital. The Portfolio
                                 BALANCED seeks to achieve its objective by
                                          investing approximately 80% in common
                                          stocks and 20% in fixed income
                                          securities. The portfolio allocates
                                          the equity portion of the portfolio
                                          across five uniquely specialized
                                          strategies - the Value Line(R) Target
                                          25, the Global Dividend Target 15,
                                          the Target Small Cap, the Nasdaq(R)
                                          Target 15, and the NYSE(R)
                                          International Target 25. Each
                                          strategy employs a quantitative
                                          approach by screening common stocks
                                          for certain attributes and/or using a
                                          multi-factor scoring system to select
                                          the common stocks. The fixed income
                                          allocation is determined by the Dow
                                          Jones Income strategy utilizes
                                          certain screens to select bonds from
                                          the Dow Jones Corporate Bond Index or
                                          like-bonds not in the index..
                                 ------------------------------------------------------------------
                                  LARGE   AST Goldman Sachs Concentrated Growth    Goldman Sachs
                                   CAP    Portfolio: seeks growth of capital in        Asset
                                  GROWTH  a manner consistent with the            Management, L.P.
                                          preservation of capital. The
                                          Portfolio will pursue its objective
                                          by investing primarily in equity
                                          securities of companies that the
                                          subadviser believes have the
                                          potential to achieve capital
                                          appreciation over the long-term. The
                                          Portfolio seeks to achieve its
                                          investment objective by investing,
                                          under normal circumstances, in
                                          approximately 30 - 45 companies that
                                          are considered by the subadviser to
                                          be positioned for long-term growth.
                                 ------------------------------------------------------------------
                                 MID CAP  AST Goldman Sachs Mid-Cap Growth         Goldman Sachs
                                  GROWTH  Portfolio: seeks long-term capital           Asset
                                          growth. The Portfolio pursues its       Management, L.P.
                                          investment objective, by investing
                                          primarily in equity securities
                                          selected for their growth potential,
                                          and normally invests at least 80% of
                                          the value of its assets in
                                          medium-sized companies. Medium-sized
                                          companies are those whose market
                                          capitalizations (measured at the time
                                          of investment) fall within the range
                                          of companies in the Russell Mid-cap
                                          Growth Index. The subadviser seeks to
                                          identify individual companies with
                                          earnings growth potential that may
                                          not be recognized by the market at
                                          large.
                                 ------------------------------------------------------------------
                                  SMALL   AST Goldman Sachs Small-Cap Value        Goldman Sachs
                                   CAP    Portfolio: seeks long-term capital           Asset
                                  VALUE   growth. The Portfolio will seek its     Management, L.P.
                                          objective through investments
                                          primarily in equity securities that
                                          are believed to be undervalued in the
                                          marketplace. The Portfolio will
                                          invest, under normal circumstances,
                                          at least 80% of the value of its
                                          assets in small capitalization
                                          companies. The 80% investment
                                          requirement applies at the time the
                                          Portfolio invests its assets. The
                                          Portfolio generally defines small
                                          capitalization companies as companies
                                          with market capitalizations that are
                                          within the range of the Russell 2000
                                          Value Index at the time of purchase.
                                 ------------------------------------------------------------------
                                  FIXED   AST High Yield Portfolio: seeks a      Pacific Investment
                                  INCOME  high level of current income and may       Management
                                          also consider the potential for           Company LLC
                                          capital appreciation. The Portfolio         (PIMCO)
                                          invests, under normal circumstances,
                                          at least 80% of its net assets plus
                                          any borrowings for investment
                                          purposes (measured at time of
                                          purchase) in high yield, fixed-income
                                          securities that, at the time of
                                          purchase, are non-investment grade
                                          securities. Such securities are
                                          commonly referred to as "junk bonds".
                                 ------------------------------------------------------------------
                                 ASSET    AST Horizon Growth Asset Allocation
                                 ALLOC-   Portfolio:  seeks the highest potential
                                 ATION    total return consistent with its specified
                                 GROWTH   level of risk tolerance.  Under normal
                                          circumstances, at least 90% of the
                                          Portfolio's assets will be invested in
                                          other portfolios of Advanced Series Trust
                                          (the underlying portfolios) while no more
                                          than 10% of the Portfolio's assets may be
                                          invested in exchange traded funds (ETFs).
                                          Under normal market conditions, the Portfolio
                                          will devote between 60% to 80% of its net
                                          assets to underlying portfolios and ETFs      Horizon Capital
                                          investing primarily in equity securities,     Management
                                          and between 20% to 40% of its net assets to   Company
                                          underlying portfolios and ETFs investing
                                          primarily in debt securities and money
                                          market instruments.

                                  ----------------------------------------------------------------
                                   STYLE/     INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                    TYPE                                             ADVISOR/
                                                                                    SUB-ADVISOR
                                  ----------------------------------------------------------------
                                  ASSET    AST Horizon Moderate Asset Allocation
                                           Portfolio:  seeks the highest potential
                                           total return consistent with its specified
                                           level of risk tolerance.  Under normal
                                           circumstances, at least 90% of the Portfolio's
                                           assets will be invested in other portfolios of
                                           Advanced Series Trust (the underlying portfolios)
                                           while no more than 10% of the Portfolio's
                                           assets may be invested in exchange-traded funds
                                           (ETFs).  Under normal market conditions, the
                                           Portfolio will devote between 40% and 60% of
                                           its net assets to underlying portfolios and ETFs
                                           investing primarily in equity securities, and
                                           between 40% to 60% of its net assets to underlying
                                           portfolios and ETFs investing primarily in debt
                                           securities and money market instruments.
                                                                                      Horizon Capital
                                                                                      Management
                                                                                      Company

                                  INTER-   AST International Growth Portfolio     Marsico Capital
                                  NATIONAL (formerly, AST William Blair             Management,
                                   EQUITY  International Growth Portfolio):         LLC; William
                                           seeks long-term capital growth. Under  Blair & Company,
                                           normal circumstances, the Portfolio         L.L.C.
                                           invests at least 80% of the value of
                                           its assets in securities of issuers
                                           that are economically tied to
                                           countries other than the United
                                           States. Although the Portfolio
                                           intends to invest at least 80% of its
                                           assets in the securities of issuers
                                           located outside the United States, it
                                           may at times invest in U.S. issuers
                                           and it may invest all of its assets
                                           in fewer than five countries or even
                                           a single country. The Portfolio looks
                                           primarily for stocks of companies
                                           whose earnings are growing at a
                                           faster rate than other companies or
                                           which offer attractive growth.
                                  ----------------------------------------------------------------
                                   INTER-  AST International Value Portfolio
                                  NATIONAL (formerly known as AST LSV
                                   EQUITY  International Value Portfolio): seeks
                                           long-term capital appreciation. The
                                           Portfolio normally invests at least
                                           80% of the Portfolio's assets in
                                           equity securities. The Portfolio will
                                           invest at least 65% of its net assets
                                           in the equity securities of companies     LSV Asset
                                           in at least three different              Management/
                                           countries, without limit as to the        Thornburg
                                           amount of assets that may be invested     Investment
                                           in a single country.                   Management, Inc.

                                  ----------------------------------------------------------------
                                  FIXED    AST Investment Grade Bond Portfolio:  Prudential Investment
                                  INCOME   seeks the highest potential total     Management Services
                                           return consistent with its specified
                                           level of risk tolerance to meet the
                                           parameters established to support the
                                           Highest Daily Lifetime Seven benefits and
                                           maintain liquidity to support changes in
                                           market conditions for a fixed duration
                                           (weighted average maturity) of about 6 years.
                                           Please note that you may not make purchase payments
                                           to this Portfolio, and that this Portfolio is
                                           available only with certain living benefits.
                                  ----------------------------------------------------------------
                                   INTER-  AST JPMorgan International Equity        J.P. Morgan
                                  NATIONAL Portfolio: seeks long-term capital        Investment
                                   EQUITY  growth by investing in a diversified   Management Inc.
                                           portfolio of international equity
                                           securities. The Portfolio seeks to
                                           meet its objective by investing,
                                           under normal market conditions, at
                                           least 80% of its assets in a
                                           diversified portfolio of equity
                                           securities of companies located or
                                           operating in developed non-U.S.
                                           countries and emerging markets of the
                                           world. The equity securities will
                                           ordinarily be traded on a recognized
                                           foreign securities exchange or traded
                                           in a foreign over-the-counter market
                                           in the country where the issuer is
                                           principally based, but may also be
                                           traded in other countries including
                                           the United States.
                                  ----------------------------------------------------------------
                                   LARGE   AST Large-Cap Value Portfolio: seeks
                                    CAP    current income and long-term growth
                                   VALUE   of income, as well as capital
                                           appreciation. The Portfolio invests,
                                           under normal circumstances, at least     Dreman Value
                                           80% of its net assets in common        Management LLC/
                                           stocks of large capitalization           Hotchkis and
                                           companies. Large capitalization         Wiley Capital
                                           companies are those companies with     Management LLC/
                                           market capitalizations within the        J.P. Morgan
                                           market capitalization range of the        Investment
                                           Russell 1000 Value Index.              Management, Inc.
                                  ----------------------------------------------------------------
                                   FIXED   AST Lord Abbett Bond-Debenture          Lord, Abbett &
                                   INCOME  Portfolio: seeks high current income       Co. LLC
                                           and the opportunity for capital
                                           appreciation to produce a high total
                                           return. The Portfolio invests, under
                                           normal circumstances, at least 80% of
                                           the value of its assets in fixed
                                           income securities. To pursue its
                                           objective, the Portfolio normally
                                           invests primarily in high yield and
                                           investment grade debt securities,
                                           securities convertible into common
                                           stock and preferred stocks. The
                                           Portfolio may find good value in high
                                           yield securities, sometimes called
                                           "lower-rated bonds" or "junk bonds,"
                                           and frequently may have more than
                                           half of its assets invested in those
                                           securities. At least 20% of the
                                           Portfolio's assets must be invested
                                           in any combination of investment
                                           grade debt securities, U.S.
                                           Government securities and cash
                                           equivalents. The Portfolio may also
                                           make significant investments in
                                           mortgage-backed securities. Although
                                           the Portfolio expects to maintain a
                                           weighted average maturity in the
                                           range of five to twelve years, there
                                           are no restrictions on the overall
                                           Portfolio or on individual
                                           securities. The Portfolio may invest
                                           up to 20% of its net assets in equity
                                           securities.
                                  ----------------------------------------------------------------

                                 ------------------------------------------------------------------
                                  STYLE/     INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 ------------------------------------------------------------------
                                  LARGE   AST Marsico Capital Growth Portfolio:   Marsico Capital
                                   CAP    seeks capital growth. Income            Management, LLC
                                  GROWTH  realization is not an investment
                                          objective and any income realized on
                                          the Portfolio's investments,
                                          therefore, will be incidental to the
                                          Portfolio's objective. The Portfolio
                                          will pursue its objective by
                                          investing primarily in common stocks
                                          of large companies that are selected
                                          for their growth potential. Large
                                          capitalization companies are
                                          companies with market capitalizations
                                          within the market capitalization
                                          range of the Russell 1000 Growth
                                          Index. In selecting investments for
                                          the Portfolio, the subadviser uses an
                                          approach that combines "top down"
                                          macroeconomic analysis with "bottom
                                          up" stock selection. The "top down"
                                          approach identifies sectors,
                                          industries and companies that may
                                          benefit from the trends the
                                          subadviser has observed. The
                                          subadviser then looks for individual
                                          companies with earnings growth
                                          potential that may not be recognized
                                          by the market at large, utilizing a
                                          "bottom up" stock selection process.
                                          The Portfolio will normally hold a
                                          core position of between 35 and 50
                                          common stocks. The Portfolio may hold
                                          a limited number of additional common
                                          stocks at times when the Portfolio
                                          manager is accumulating new
                                          positions, phasing out existing or
                                          responding to exceptional market
                                          conditions.
                                 ------------------------------------------------------------------
                                  INTER-  AST MFS Global Equity Portfolio:         Massachusetts
                                 NATIONAL seeks capital growth. Under normal     Financial Services
                                  EQUITY  circumstances the Portfolio invests         Company
                                          at least 80% of its assets in equity
                                          securities. The Portfolio will invest
                                          in the securities of U.S. and foreign
                                          issuers (including issuers in
                                          developing countries). While the
                                          portfolio may invest its assets in
                                          companies of any size, the Portfolio
                                          generally focuses on companies with
                                          relatively large market
                                          capitalizations relative to the
                                          markets in which they are traded.
                                 ------------------------------------------------------------------
                                  LARGE   AST MFS Growth Portfolio: seeks          Massachusetts
                                   CAP    long-term capital growth and future,   Financial Services
                                  GROWTH  rather than current income. Under           Company
                                          normal market conditions, the
                                          Portfolio invests at least 80% of its
                                          net assets in common stocks and
                                          related securities, such as preferred
                                          stocks, convertible securities and
                                          depositary receipts, of companies
                                          that the subadviser believes offer
                                          better than average prospects for
                                          long-term growth. The subadviser uses
                                          a "bottom up" as opposed to a "top
                                          down" investment style in managing
                                          the Portfolio.
                                 ------------------------------------------------------------------
                                 MID CAP  AST Mid Cap Value Portfolio: seeks to       EARNEST
                                  VALUE   provide capital growth by investing      Partners LLC/
                                          primarily in mid-capitalization          WEDGE Capital
                                          stocks that appear to be undervalued.   Management, LLP
                                          The Portfolio generally invests,
                                          under normal circumstances, at least
                                          80% of the value of its net assets in
                                          mid-capitalization companies.
                                          Mid-capitalization companies are
                                          generally those that have market
                                          capitalizations, at the time of
                                          purchase, within the market
                                          capitalization range of companies
                                          included in the Russell Midcap Value
                                          Index during the previous 12-months
                                          based on month-end data.
                                 ------------------------------------------------------------------
                                  FIXED   AST Money Market Portfolio: seeks          Prudential
                                  INCOME  high current income while maintaining      Investment
                                          high levels of liquidity. The           Management, Inc.
                                          Portfolio invests in high-quality,
                                          short-term, U.S. dollar denominated
                                          corporate, bank and government
                                          obligations. The Portfolio will
                                          invest in securities which have
                                          effective maturities of not more than
                                          397 days.
                                 ------------------------------------------------------------------
                                 MID CAP  AST Neuberger Berman Mid-Cap Growth     Neuberger Berman
                                  GROWTH  Portfolio: seeks capital growth.        Management Inc.
                                          Under normal market conditions, the
                                          Portfolio invests at least 80% of its
                                          net assets in the common stocks of
                                          mid-capitalization companies.
                                          Mid-capitalization companies are
                                          those companies whose market
                                          capitalization is within the range of
                                          market capitalizations of companies
                                          in the Russell Midcap Growth Index.
                                          Using fundamental research and
                                          quantitative analysis, the subadviser
                                          looks for fast-growing companies that
                                          are in new or rapidly evolving
                                          industries.
                                 ------------------------------------------------------------------
                                 MID CAP  AST Neuberger Berman Mid-Cap Value      Neuberger Berman
                                  VALUE   Portfolio: seeks capital growth.        Management Inc.
                                          Under normal market conditions, the
                                          Portfolio invests at least 80% of its
                                          net assets in the common stocks of
                                          medium capitalization companies. For
                                          purposes of the Portfolio, companies
                                          with market capitalizations that fall
                                          within the range of the Russell
                                          Midcap(R) Index at the time of
                                          investment are considered medium
                                          capitalization companies. Some of the
                                          Portfolio's assets may be invested in
                                          the securities of large-cap companies
                                          as well as in small-cap companies.
                                          Under the Portfolio's value-oriented
                                          investment approach, the subadviser
                                          looks for well-managed companies
                                          whose stock prices are undervalued
                                          and that may rise in price before
                                          other investors realize their worth.
                                 ------------------------------------------------------------------

                                 ------------------------------------------------------------------
                                  STYLE/     INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 ------------------------------------------------------------------
                                  SMALL   AST Neuberger Berman Small-Cap Growth   Neuberger Berman
                                   CAP    Portfolio (formerly known as AST DeAM   Management Inc.
                                  GROWTH  Small-Cap Growth Portfolio): seeks
                                          maximum growth of investors' capital
                                          from a portfolio of growth stocks of
                                          smaller companies. The Portfolio
                                          pursues its objective, under normal
                                          circumstances, by primarily investing
                                          at least 80% of its total assets in
                                          the equity securities of small-sized
                                          companies included in the Russell
                                          2000 Growth(R) Index.
                                 ----------------------------------------------------------------
                                 ASSET    AST Niemann Capital Growth Asset          Niemann Capital
                                 Alloca-  Allocation Portfolio.  Seeks the          Management Inc.
                                 tion/    highest potential total return
                                          consistent with its specified level
                                          of risk tolerance.  Under normal
                                          circumstances, at least 90% of the
                                          Portfolio's assets will be invested in
                                          other portfolios of Advanced Series Trust
                                          (the underlying portfolios), while no more
                                          than 10% of the Portfolio's assets may be
                                          invested in exchange-traded funds (ETFs).
                                          Under normal market conditions, the Portfolio
                                          will devote between 60% to 80% of its net assets
                                          to underlying portfolios and ETFs investing
                                          primarily in equity securities, and between 20%
                                          to 40% of its net assets to underlying portfolios
                                          and ETFs investing primarily in debt securities and
                                          money market instruments.

                                 ----------------------------------------------------------------

                                  FIXED   AST PIMCO Limited Maturity Bond        Pacific Investment
                                  INCOME  Portfolio: seeks to maximize total         Management
                                          return consistent with preservation       Company LLC
                                          of capital. The Portfolio will invest       (PIMCO)
                                          in a portfolio of fixed-income
                                          investment instruments of varying
                                          maturities. The average portfolio
                                          duration of the Portfolio generally
                                          will vary within a one- to three-year
                                          time frame based on the subadviser's
                                          forecast for interest rates.
                                 ------------------------------------------------------------------
                                  FIXED   AST PIMCO Total Return Bond            Pacific Investment
                                  INCOME  Portfolio: seeks to maximize total         Management
                                          return consistent with preservation       Company LLC
                                          of capital. The Portfolio will invest       (PIMCO)
                                          in a portfolio of fixed-income
                                          investment instruments of varying
                                          maturities. The average portfolio
                                          duration of the Portfolio generally
                                          will vary within a three- to six-year
                                          time frame based on the subadviser's
                                          forecast for interest rates.
                                 ------------------------------------------------------------------
                                  ASSET   AST Preservation Asset Allocation             AST
                                 ALLOCA-  Portfolio: seeks the highest               Investment
                                  TION/   potential total return consistent       Services, Inc./
                                 BALANCED with its specified level of risk           Prudential
                                          tolerance. The Portfolio will invest    Investments LLC
                                          its assets in several other Advanced
                                          Series Trust Portfolios. Under normal
                                          market conditions, the Portfolio will
                                          devote between 27.5% to 42.5% of its
                                          net assets to underlying portfolios
                                          investing primarily in equity
                                          securities, and 57.5% to 72.5% of its
                                          net assets to underlying portfolios
                                          investing primarily in debt
                                          securities and money market
                                          instruments.
                                 ------------------------------------------------------------------
                                  SMALL   AST Small-Cap Growth Portfolio: seeks     Eagle Asset
                                   CAP    long-term capital growth. The             Management/
                                  GROWTH  Portfolio pursues its objective by      Neuberger Berman
                                          investing, under normal                 Management Inc.
                                          circumstances, at least 80% of the
                                          value of its assets in
                                          small-capitalization companies.
                                          Small-capitalization companies are
                                          those companies with a market
                                          capitalization, at the time of
                                          purchase, no larger than the largest
                                          capitalized company included in the
                                          Russell 2000 Index at the time of the
                                          Portfolio's investment.
                                 ------------------------------------------------------------------
                                  SMALL   AST Small-Cap Value Portfolio: seeks      ClearBridge
                                   CAP    to provide long-term capital growth      Advisors, LLC/
                                  VALUE   by investing primarily in                 Dreman Value
                                          small-capitalization stocks that        Management LLC/
                                          appear to be undervalued. The             J.P. Morgan
                                          Portfolio invests, under normal            Investment
                                          circumstances, at least 80% of the     Management, Inc./
                                          value of its net assets in small           Lee Munder
                                          capitalization stocks. Small            Investments, Ltd
                                          capitalization stocks are the stocks
                                          of companies with market
                                          capitalization that are within the
                                          market capitalization range of the
                                          Russell 2000 Value Index. The
                                          Portfolio will focus on common stocks
                                          that appear to be undervalued.
                                 ------------------------------------------------------------------
                                  ASSET   AST T. Rowe Price Asset Allocation       T. Rowe Price
                                 ALLOCA-  Portfolio: seeks a high level of        Associates, Inc.
                                  TION/   total return by investing primarily
                                 BALANCED in a diversified portfolio of fixed income and equity securities. The Portfolio normally invests
                                          approximately 60% of its total assets in equity
                                          securities and 40% in fixed income securities.
                                          This mix may vary depending on the subadviser's
                                          outlook for the markets. The subadviser concentrates
                                          common stock investments in larger, more
                                          established companies, but the Portfolio may include
                                          small and medium-sized companies with good
                                          growth prospects.  The fixed income portion
                                          of the Portfolio will be allocated among
                                          investment grade securities, high yield or
                                          "junk" bonds, emerging market securities,
                                          foreign high quality debt securities and cash reserves.

                               --------------------------------------------------------------------
                                STYLE/      INVESTMENT OBJECTIVES/POLICIES           PORTFOLIO
                                 TYPE                                                ADVISOR/
                                                                                    SUB-ADVISOR
                               --------------------------------------------------------------------
                                 FIXED   AST T. Rowe Price Global Bond             T. Rowe Price
                                INCOME   Portfolio: seeks to provide high       International, Inc.
                                         current income and capital growth by
                                         investing in high-quality foreign and
                                         U.S. dollar-denominated bonds. The
                                         Portfolio will invest at least 80% of
                                         its total assets in fixed income
                                         securities. The Portfolio invests in
                                         all types of bonds, including high
                                         quality bonds issued or guaranteed by
                                         U.S. or foreign governments or their
                                         agencies and by foreign authorities,
                                         provinces and municipalities as well
                                         as investment grade corporate bonds
                                         and mortgage and asset-backed
                                         securities of U.S. and foreign
                                         issuers. The Portfolio generally
                                         invests in countries where the
                                         combination of fixed-income returns
                                         and currency exchange rates appears
                                         attractive, or, if the currency trend
                                         is unfavorable, where the subadviser
                                         believes that the currency risk can
                                         be minimized through hedging. The
                                         Portfolio may also invest up to 20%
                                         of its assets in the aggregate in
                                         below investment-grade, high-risk
                                         bonds ("junk bonds"). In addition,
                                         the Portfolio may invest up to 30% of
                                         its assets in mortgage-related
                                         (including derivatives, such as
                                         collateralized mortgage obligations
                                         and stripped mortgage securities) and
                                         asset-backed securities.
                               --------------------------------------------------------------------
                                 LARGE   AST T. Rowe Price Large-Cap Growth        T. Rowe Price
                                  CAP    Portfolio: seeks long-term growth of    Associates, Inc.
                                GROWTH   capital by investing predominantly in
                                         the equity securities of a limited
                                         number of large, carefully selected,
                                         high-quality U.S. companies that are
                                         judged likely to achieve superior
                                         earnings growth. The Portfolio takes
                                         a growth approach to investment
                                         selection and normally invests at
                                         least 80% of its net assets in the
                                         common stocks of large companies.
                                         Large companies are those whose
                                         market cap is larger than the median
                                         market cap of companies in the
                                         Russell 1000 Growth Index as of the
                                         time of purchase.
                               --------------------------------------------------------------------
                               SPECIALTY AST T. Rowe Price Natural Resources       T. Rowe Price
                                         Portfolio: seeks long-term capital      Associates, Inc.
                                         growth primarily through the common
                                         stocks of companies that own or
                                         develop natural resources (such as
                                         energy products, precious metals and
                                         forest products) and other basic
                                         commodities. The Portfolio invests,
                                         under normal circumstances, at least
                                         80% of the value of its assets in
                                         natural resource companies. The
                                         Portfolio looks for companies that
                                         have the ability to expand
                                         production, to maintain superior
                                         exploration programs and production
                                         facilities, and the potential to
                                         accumulate new resources. Although at
                                         least 50% of Portfolio assets will be
                                         invested in U.S. securities, up to
                                         50% of total assets also may be
                                         invested in foreign securities.
                               --------------------------------------------------------------------
                                 ASSET   AST UBS Dynamic Alpha Portfolio         UBS Global Asset
                                ALLOCA-  (formerly known as AST Global              Management
                                 TION/   Allocation Portfolio): seeks to          (Americas) Inc.
                               BALANCED  maximize total return, consisting of
                                         capital appreciation and current
                                         income. The Portfolio invests in
                                         securities and financial instruments
                                         to gain exposure to global equity,
                                         global fixed income and cash
                                         equivalent markets, including global
                                         currencies. The Portfolio may invest
                                         in equity and fixed income securities
                                         of issuers located within and outside
                                         the United States or in open-end
                                         investment companies advised by UBS
                                         Global Asset Management (Americas)
                                         Inc., the Portfolio's subadviser, to
                                         gain exposure to certain global
                                         equity and global fixed income
                                         markets.

                               --------------------------------------------------------------------

                               FIXED    AST Western Asset Core Plus Bond Portfolio.   Western Asset
                               INCOME   seeks to maximize total return, consistent    Management Co.
                                        with prudent investment management and
                                        liquidity needs, by investing to obtain its
                                        average specified duration.  The Portfolio's
                                        current target average duration is generally
                                        2.5 to 7 years.  The Portfolio pursues this objective
                                        by investing in all major fixed income sectors with
                                        a bias towards non-Treasuries.
                               --------------------------------------------------------------------

                                             AIM VARIABLE INSURANCE FUNDS
                               --------------------------------------------------------------------
                                MID CAP  AIM Variable Insurance Funds - AIM       A I M Advisors,
                                GROWTH   V.I. Dynamics Fund - Series I shares:         Inc.
                                         seeks long-term capital growth. The
                                         Portfolio pursues its objective by
                                         normally investing at least 65% of
                                         its assets in common stocks of
                                         mid-sized companies that are included
                                         in the Russell Midcap(R) Growth Index
                                         at the time of purchase.
                               --------------------------------------------------------------------
                               SPECIALTY AIM Variable Insurance Funds - AIM       A I M Advisors,
                                         V.I. Financial Services Fund - Series         Inc.
                                         I shares: seeks capital growth. The
                                         Portfolio normally invests at least
                                         80% of its net assets in the equity
                                         securities and equity-related
                                         instruments of companies involved in
                                         the financial services sector. These
                                         companies include, but are not
                                         limited to, banks, insurance
                                         companies, investment and
                                         miscellaneous industries, and
                                         suppliers to financial services
                                         companies.
                               --------------------------------------------------------------------
                               SPECIALTY AIM Variable Insurance Funds - AIM       A I M Advisors,
                                         V.I. Global Health Care Fund - Series         Inc.
                                         I shares: (formerly AIM V.I. Health
                                         Sciences Fund) seeks capital growth.
                                         The Portfolio normally invests at
                                         least 80% of its net assets in
                                         securities of health care industry
                                         companies.
                               --------------------------------------------------------------------

                                  ----------------------------------------------------------------
                                   STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                    TYPE                                              ADVISOR/
                                                                                     SUB-ADVISOR
                                  ----------------------------------------------------------------
                                  SPECIALTY AIM Variable Insurance Funds - AIM     A I M Advisors,
                                            V.I. Technology Fund - Series I             Inc.
                                            shares: seeks capital growth. The
                                            Portfolio normally invests at least
                                            80% of its net assets in the equity
                                            securities and equity-related
                                            instruments of companies engaged in
                                            technology-related industries. These
                                            include, but are not limited to,
                                            various applied technologies,
                                            hardware, software, semiconductors,
                                            telecommunications equipment and
                                            services and service-related
                                            companies in information technology.
                                  ----------------------------------------------------------------
                                              EVERGREEN VARIABLE ANNUITY TRUST
                                  ----------------------------------------------------------------
                                    SMALL   Evergreen VA Growth: seeks long-term      Evergreen
                                     CAP    capital growth. The Portfolio invests    Investment
                                   GROWTH   at least 75% of its assets in common     Management
                                            stocks of small- and medium-sized       Company, LLC
                                            companies (i.e., companies whose
                                            market capitalizations fall within
                                            the market capitalization range of
                                            the companies tracked by the Russell
                                            2000(R) Growth Index, measured at the
                                            time of purchase). The remaining
                                            portion of the Portfolio's assets may
                                            be invested in companies of any size.
                                            The Portfolio's managers employ a
                                            growth-style of equity management and
                                            will generally seek to purchase
                                            stocks of companies that have
                                            demonstrated earnings growth
                                            potential which they believe is not
                                            yet reflected in the stock's market
                                            price. The Portfolio's managers
                                            consider earnings growth above the
                                            average earnings growth of companies
                                            included in the Russell 2000(R)
                                            Growth Index as a key factor in
                                            selecting investments.
                                  ----------------------------------------------------------------
                                   INTER-   Evergreen VA International Equity:        Evergreen
                                  NATIONAL  seeks long-term capital growth and       Investment
                                   EQUITY   secondarily, modest income. The          Management
                                            Portfolio will normally invest 80% of   Company, LLC
                                            its assets in equity securities
                                            issued by , in the manager's opinion,
                                            established and quality non-U.S.
                                            companies located in countries with
                                            developed markets. The Portfolio may
                                            purchase securities across all market
                                            capitalizations. The Portfolio
                                            normally invests at least 65% of its
                                            assets in securities of companies in
                                            at least three countries (other than
                                            the U.S.). The Portfolio may also
                                            invest in emerging markets. The
                                            Portfolio's managers seek both growth
                                            and value opportunities For growth
                                            investments, the Portfolio's manager
                                                     seeks, among other things, good business models,
                                            good management and growth in cash flows.  For value
                                            investments, the Portfolio's manager seeks companies
                                           that are undervalued in the marketplace compared to their
                                           assets. The Portfolio normally
                                           intends to seek modest income from
                                           dividends paid by its equity
                                           holdings. Excluding repurchase
                                           agreements and other cash
                                           equivalents, the Portfolio intends to
                                           invest substantially all of its
                                           assets in the securities of non-U.S.
                                           issuers.
                                  ----------------------------------------------------------------
                                  SPECIALTY Evergreen VA Omega: seeks long-term       Evergreen
                                            capital growth. The Portfolio invests    Investment
                                            primarily, and under normal              Management
                                            conditions substantially all of its     Company, LLC
                                            assets, in common stocks of U.S.
                                            companies across all market
                                            capitalizations. The Portfolio's
                                            manager employs a growth style of
                                            equity management that emphasizes
                                            companies with cash flow growth,
                                            sustainable competitive advantages,
                                            returns on invested capital above
                                            their cost of capital and the ability
                                            to manage for profitable growth that
                                            can create long-term value for
                                            shareholders.
                                  ----------------------------------------------------------------
                                              FIRST DEFINED PORTFOLIO FUND, LLC
                                  ----------------------------------------------------------------
                                  SPECIALTY First Trust Target Focus Four: seeks    First Trust
                                            to provide above-average capital        Advisors L.P.
                                            appreciation.  The Portfolio seeks to
                                            achieve its objective by investing in the common
                                            stocks of companies which are selected by
                                            First Trust Advisors L.P. (the "Focus Four
                                            Strategy").  The Focus Four Strategy adheres to
                                            a disciplined investment process that targets the
                                            following four distinct areas of the market:  the
                                            Dow Target Dividend Strategy, Value Line Target 25
                                            Strategy, S&P Target Mid 60 Strategy, and NYSE
                                            International Target 25 Strategy.
                                  ----------------------------------------------------------------

                                   --------------------------------------------------------------
                                    STYLE/      INVESTMENT OBJECTIVES/POLICIES        PORTFOLIO
                                     TYPE                                             ADVISOR/
                                                                                     SUB-ADVISOR
                                   --------------------------------------------------------------
                                   SPECIALTY Global Dividend Target 15: seeks to     First Trust
                                             provide above-average total return.    Advisors L.P.
                                             The Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks issued by companies that are
                                             expected to provide income and to
                                             have the potential for capital
                                             appreciation. The Portfolio invests
                                             primarily in the common stocks of the
                                             companies which are components of the
                                             DJIA, the Financial Times Industrial
                                             Ordinary Share Index ("FT Index") and
                                             the Hang Seng Index. The Portfolio
                                             primarily consists of common stocks
                                             of the five companies with the lowest
                                             per share stock prices of the ten
                                             companies in each of the DJIA, FT
                                             Index and Hang Seng Index,
                                             respectively, that have the highest
                                             dividend yields in the respective
                                             index on or about the applicable
                                             stock selection date. Each security
                                             is initially equally weighted in the
                                             portfolio.
                                   --------------------------------------------------------------
                                   SPECIALTY NASDAQ(R) Target 15: seeks to provide   First Trust
                                             above-average total return. The        Advisors L.P.
                                             Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks issued by companies that are
                                             expected to have the potential for
                                             capital appreciation. Beginning with
                                             the stocks in the Nasdaq-100 Index(R)
                                             on or about the applicable stock
                                             selection date, the Portfolio selects
                                             fifteen stocks based on a
                                             multi-factor model. A modified market
                                             capitalization approach is used to
                                             weight each security in the portfolio.
                                   --------------------------------------------------------------
                                   SPECIALTY S&P(R) Target 24: seeks to provide      First Trust
                                             above-average total return. The        Advisors L.P.
                                             Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks issued by companies that are
                                             expected to have the potential for
                                             capital appreciation. Beginning with
                                             the stocks in the Standard & Poor's
                                             500 Index, on or about the applicable
                                             stock selection date, the Portfolio
                                             selects three stocks from each of the
                                             eight largest economic sectors of the
                                             Index. The twenty four stocks are
                                             selected based on a multi-factor
                                             model and a modified market
                                             capitalization approach is used to
                                             weight each security in the portfolio.
                                   --------------------------------------------------------------
                                   SPECIALTY Target Managed VIP: seeks to provide    First Trust
                                             above-average total return. The        Advisors L.P.
                                             Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks of the companies that are
                                             identified based on six uniquely
                                             specialized strategies - The Dow/SM/
                                             DART 5, the European Target 20, the
                                             Nasdaq(R) Target 15, the S&P(R)
                                             Target 24, the Target Small-Cap and
                                             the Value Line(R) Target 25. Each
                                             strategy employs a quantitative
                                             approach by screening common stocks
                                             for certain attributes and/or using a
                                             multi-factor scoring system to select
                                             the common stocks.
                                   --------------------------------------------------------------
                                   SPECIALTY The Dow/SM/ Target Dividend: seeks to   First Trust
                                             provide above-average total return.    Advisors L.P.
                                             The Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks issued by companies that are
                                             expected to provide income and to
                                             have the potential for capital
                                             appreciation. Beginning with the
                                             stocks in the Dow Jones Select
                                             Dividend Index , on or about the
                                             applicable stock selection date, the
                                             Portfolio selects twenty stocks based
                                             on a multi-factor model. Each
                                             security is initially equally
                                             weighted in the portfolio.
                                   --------------------------------------------------------------
                                   SPECIALTY The Dow/SM/ DART 10: seeks to provide   First Trust
                                             above-average total return. The        Advisors L.P.
                                             Portfolio seeks to achieve its
                                             objective by investing in common
                                             stocks issued by companies that are
                                             expected to provide income and to
                                             have the potential for capital
                                             appreciation. The Portfolio invests
                                             primarily in the common stocks of the
                                             ten companies in the DJIA that have
                                             the highest combined dividend yields
                                             and buyback ratios on or about the
                                             applicable stock selection date. Each
                                             security is initially equally
                                             weighted in the portfolio.
                                   --------------------------------------------------------------
                                   SPECIALTY Value Line(R) Target 25: seeks to       First Trust
                                             provide above-average capital          Advisors L.P.
                                             appreciation. The Portfolio seeks to
                                             achieve its objective by investing in
                                             common stocks issued by companies
                                             that are expected to have the
                                             potential for capital appreciation.
                                             Value Line(R) ranks approximately
                                             1,700 stocks of which 100 are given
                                             their #1 ranking for Timeliness(TM)
                                             which measures Value Line's view of
                                             their probable price performance
                                             during the next six to 12 months
                                             relative to the others. Beginning
                                             with the 100 stocks that Value
                                             Line(R) ranks #1 for Timeliness(TM),
                                             on or about the applicable stock
                                             selection date, the Portfolio selects
                                             twenty five stocks based on a
                                             multi-factor model. A modified market
                                             capitalization approach is used to
                                             weight each security in the portfolio.
                                   --------------------------------------------------------------

                                 -----------------------------------------------------------------
                                  STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                             GARTMORE VARIABLE INSURANCE TRUST
                                 -----------------------------------------------------------------
                                  INTER-   GVIT Developing Markets: seeks
                                 NATIONAL  long-term capital appreciation, under
                                  EQUITY   normal conditions by investing at
                                           least 80% of its total assets in
                                           stocks of companies of any size based
                                           in the world's developing economies.
                                           Under normal market conditions,              NWD
                                           investments are maintained in at         Management &
                                           least six countries at all times and   Research Trust/
                                           no more than 35% of total assets in    Gartmore Global
                                           any single one of them.                    Partners
                                 -----------------------------------------------------------------
                                                        PROFUND VP
                                 -----------------------------------------------------------------

Each ProFund VP portfolio described below pursues an investment strategy that seeks to provide daily investment results, before fees and expenses, that match a widely followed index, increased by a specified factor relative to the index, or that match the inverse of the index or the inverse of the index multiplied by a specified factor. The investment strategy of some of the portfolios may magnify
(both positively and negatively) the daily investment results of the applicable index. It is recommended that only those Annuity
Owners who engage a financial advisor to allocate their account value using a strategic or tactical asset allocation strategy invest in these portfolios. The Portfolios are arranged based on the index on which its investment strategy is based.

                                           ProFund VP Bull: seeks daily
                                 SPECIALTY investment results, before fees and
                                           expenses, that correspond to the
                                           daily performance of the S&P 500(R)    ProFund Advisors
                                           Index.                                       LLC
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Bear: seeks daily           ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           inverse (opposite) of the daily
                                           performance of the S&P 500(R) Index.
                                           If ProFund VP Bear is successful in
                                           meeting its objective, its net asset
                                           value should gain approximately the
                                           same amount, on a percentage basis,
                                           as any decrease in the S&P 500(R)
                                           Index when the Index declines on a
                                           given day. Conversely, its net asset
                                           value should lose approximately the
                                           same amount, on a percentage basis,
                                           as any increase in the Index when the
                                           Index rises on a given day.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP UltraBull: seeks daily      ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to twice
                                           (200%) the daily performance of the
                                           S&P 500(R) Index. If ProFund VP
                                           UltraBull is successful in meeting
                                           its objective, its net asset value
                                           should gain approximately twice as
                                           much, on a percentage basis, as the
                                           S&P 500(R) Index when the Index rises
                                           on a given day. Conversely, its net
                                           asset value should lose approximately
                                           twice as much, on a percentage basis,
                                           as the Index when the Index declines
                                           on a given day.
                                 -----------------------------------------------------------------

The S&P 500(R) Index is a measure of large-cap U.S. stock market performance. It is a float-adjusted market capitalizationweighted index of 500 U.S. operating companies and REITS selected by an S&P U.S. Index Committee through anon-mechanical process that factors criteria such as liquidity, price, market capitalization and financial viability. Reconstitution occurs both on a quarterly and ongoing basis.

                                           ProFund VP OTC: seeks daily
                                 SPECIALTY investment results, before fees and
                                           expenses, that correspond to the
                                           daily performance of the NASDAQ-100    ProFund Advisors
                                           Index(R).                                    LLC
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Short OTC: seeks daily      ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           inverse (opposite) of the daily
                                           performance of the NASDAQ-100
                                           Index(R). If ProFund VP Short OTC is
                                           successful in meeting its objective,
                                           its net asset value should gain
                                           approximately the same amount, on a
                                           percentage basis, as any decrease in
                                           the NASDAQ-100 Index(R) when the
                                           Index declines on a given day.
                                           Conversely, its net asset value
                                           should lose approximately the same
                                           amount, on a percentage basis, as any
                                           increase in the Index when the Index
                                           rises on a given day.
                                 -----------------------------------------------------------------

                                 -----------------------------------------------------------------
                                  STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP UltraOTC: seeks daily       ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to twice
                                           (200%) the daily performance of the
                                           NASDAQ-100 Index(R). If ProFund VP
                                           UltraOTC is successful in meeting its
                                           objective, its net asset value should
                                           gain approximately twice as much, on
                                           a percentage basis, as the NASDAQ-100
                                           Index(R) when the Index rises on a
                                           given day. Conversely, its net asset
                                           value should lose approximately twice
                                           as much, on a percentage basis, as
                                           the Index when the Index declines on
                                           a given day.
                                 -----------------------------------------------------------------

The NASDAQ-100 Index(R) includes 100 of the largest non-financial domestic and international issues listed on the NASDAQ Stock
Market. To be eligible for inclusion companies cannot be in bankruptcy proceedings and must meet certain additional criteria including minimum trading volume and "seasoning" requirements. The Index is calculated under a modified capitalization-weighted methodology. Reconstitution and rebalancing occurs on an annual, quarterly and ongoing basis.

 SPECIALTY ProFund VP UltraSmall-Cap: seeks       ProFund Advisors
           daily investment results, before fees        LLC
           and expenses, that correspond to
           twice (200%) the daily performance of
           the Russell 2000(R) Index. If ProFund
           VP UltraSmall-Cap is successful in
           meeting its objective, its net asset
           value should gain approximately twice
           as much, on a percentage basis, as
           the Russell 2000 Index(R) when the
           Index rises on a given day.
           Conversely, its net asset value
           should lose approximately twice as
           much, on a percentage basis, as the
           Index when the Index declines on a
           given day.
 -----------------------------------------------------------------
 SPECIALTY ProFund VP Short Small-Cap: seeks      ProFund Advisors
           daily investment results, before fees        LLC
           and expenses, that correspond to the
           inverse (opposite) of the daily
           performance of the Russell 2000(R)
           Index. If ProFund VP Short Small-Cap
           is successful in meeting its
           objective, its net asset value should
           gain approximately the same amount,
           on a percentage basis, as any
           decrease in the Russell 2000 Index
           when the Index declines on a given
           day. Conversely, its net asset value
           should lose approximately the same
           amount, on a percentage basis, as any
           increase in the Index when the Index
           rises on a given day.
 -----------------------------------------------------------------

The S&P Small Cap 600 Index is a measure of small-cap company U.S. stock market performance. It is a float adjusted market capitalization weighted index of 600 U.S. operating companies. Securities are selected for inclusion in the index by an S&P committee through a non-mechanical process that factors criteria such as liquidity, price, market capitalization, financial viability, and public float.

                                   LARGE  ProFund VP Large-Cap Value: seeks      ProFund Advisors
                                    CAP   daily investment results, before fees        LLC
                                   VALUE  and expenses, that correspond to the
                                          daily performance of the S&P
                                          500/Citigroup Value Index(R). The S&P
                                          500/Citigroup Value Index is designed
                                          to provide a comprehensive measure of
                                          large-cap U.S. equity "value"
                                          performance. It is an unmanaged float
                                          adjusted market capitalization
                                          weighted index comprised of stocks
                                          representing approximately half the
                                          market capitalization of the S&P 500
                                          Index that have been identified as
                                          being on the value end of the growth
                                          value spectrum.
                                  ---------------------------------------------------------------
                                   LARGE  ProFund VP Large-Cap Growth: seeks     ProFund Advisors
                                    CAP   daily investment results, before fees        LLC
                                  GROWTH  and expenses, that correspond to the
                                          daily performance of the S&P
                                          500/Citigroup Growth Index(R). The
                                          S&P 500/Citigroup Growth Index is
                                          designed to provide a comprehensive
                                          measure of large-cap U.S. equity
                                          "growth" performance. It is an
                                          unmanaged float adjusted market
                                          capitalization weighted index
                                          comprised of stocks representing
                                          approximately half the market
                                          capitalization of the S&P 500 Index
                                          that have been identified as being on
                                          the growth end of the growth-value
                                          spectrum.
                                  ---------------------------------------------------------------
                                  MID CAP ProFund VP Mid-Cap Value: seeks daily  ProFund Advisors
                                   VALUE  investment results, before fees and          LLC
                                          expenses, that correspond to the
                                          daily performance of the S&P MidCap
                                          400/Citigroup Value Index(R). The S&P
                                          MidCap 400/Citigroup Value Index is
                                          designed to provide a comprehensive
                                          measure of mid-cap U.S. equity
                                          "value" performance. It is an
                                          unmanaged float adjusted market
                                          capitalization weighted index
                                          comprised of stocks representing
                                          approximately half the market
                                          capitalization of the S&P MidCap 400
                                          Index that have been identified as
                                          being on the value end of the
                                          growth-value spectrum.
                                  ---------------------------------------------------------------
                                  MID CAP ProFund VP Mid-Cap Growth: seeks       ProFund Advisors
                                  GROWTH  daily investment results, before fees        LLC
                                          and expenses, that correspond to the
                                          daily performance of the S&P MidCap
                                          400/Citigroup Growth Index(R). The
                                          S&P MidCap 400/Citigroup Growth Index
                                          is designed to provide a
                                          comprehensive measure of mid-cap U.S.
                                          equity "growth" performance. It is an
                                          unmanaged float adjusted market
                                          capitalization weighted index
                                          comprised of stocks representing
                                          approximately half the market
                                          capitalization of the S&P MidCap 400
                                          Index that have been identified as
                                          being on the growth end of the
                                          growth-value spectrum.
                                  ---------------------------------------------------------------

                                 -----------------------------------------------------------------
                                  STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Asia 30: seeks daily        ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the ProFunds
                                           Asia 30 Index. The ProFunds Asia 30
                                           Index, created by ProFund Advisors,
                                           is composed of 30 companies whose
                                           principal offices are located in the
                                           Asia/Pacific region, excluding Japan,
                                           and whose securities are traded on
                                           U.S. exchanges or on the NASDAQ as
                                           depository receipts or ordinary
                                           shares. The component companies in
                                           the ProFunds Asia 30 Index are
                                           determined annually based upon their
                                           U.S. dollar-traded volume. Their
                                           relative weights are determined based
                                           on the modified market capitalization
                                           method.
                                 -----------------------------------------------------------------
                                  INTER-   ProFund VP Europe 30: seeks daily      ProFund Advisors
                                 NATIONAL  investment results, before fees and          LLC
                                  EQUITY   expenses, that correspond to the
                                           daily performance of the ProFunds
                                           Europe 30 Index. The ProFunds Europe
                                           30 Index, created by ProFund
                                           Advisors, is composed of companies
                                           whose principal offices are located
                                           in Europe and whose securities are
                                           traded on U.S. exchanges or on the
                                           NASDAQ as depositary receipts or
                                           ordinary shares. The component
                                           companies in the ProFunds Europe 30
                                           Index are determined annually based
                                           upon their U.S. dollar-traded volume.
                                           Their relative weights are determined
                                           based on a modified market
                                           capitalization method.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Japan: seeks daily          ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Nikkei 225
                                           Stock Average. The Fund determines
                                           its success in meeting this
                                           investment objective by comparing its
                                           daily return on a given day with the
                                           daily performance of the
                                           dollar-denominated Nikkei 225 futures
                                           contracts traded in the United
                                           States. The Fund seeks to provide a
                                           return consistent with an investment
                                           in the component equities in the
                                           Nikkei 225 Stock Average hedged to
                                           U.S. dollars.
                                 -----------------------------------------------------------------

The Nikkei 225 Stock Average ("Nikkei" ) is a modified price-weighted index of the 225 most actively traded and liquid Japanese companies listed in the First Section of the Tokyo Stock Exchange (TSE). The Nikkei is calculated from the prices of the 225 TSE
First Section stocks selected to represent a broad cross-section of Japanese industries and the overall performance of the Japanese equity market. Nihon Keizai Shimbun, Inc. is the sponsor of the Index. Companies in the Nikkei are reviewed annually. Emphasis is placed on maintaining the Index's historical continuity while keeping the Index composed of stocks with high market liquidity. The sponsor consults with various market experts, considers company specific information and the overall composition of the Index.

                                 SPECIALTY ProFund VP Banks: seeks daily          ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Banks Index. The Dow Jones U.S.
                                           Banks Index measures the performance
                                           of the banking sector of the U.S.
                                           equity market. Component companies
                                           include regional and major U.S.
                                           domiciled banks engaged in a wide
                                           range of financial services,
                                           including retail banking, loans and
                                           money transmissions.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Basic Materials: seeks      ProFund Advisors
                                           daily investment results, before fees        LLC
                                           and expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Basic Materials Index. The Dow
                                           Jones U.S. Basic Materials Index
                                           measures the performance of the basic
                                           materials industry of the U.S. equity
                                           market. Component companies are
                                           involved in the production of
                                           aluminum, steel, non ferrous metals,
                                           commodity chemicals, specialty
                                           chemicals, forest products, paper
                                           products, as well as the mining of
                                           precious metals and coal.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Biotechnology: seeks daily  ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Biotechnology Index. The Dow
                                           Jones U.S. Biotechnology Index
                                           measures the performance of the
                                           biotechnology subsector of the U.S.
                                           equity market. Component companies
                                           engage in research and development of
                                           biological substances for drug
                                           discovery and diagnostic development.
                                           These companies derive most of their
                                           revenue from the sale of licensing of
                                           drugs and diagnostic tools.
                                 -----------------------------------------------------------------

                                 -----------------------------------------------------------------
                                  STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                   TYPE                                              ADVISOR/
                                                                                    SUB-ADVISOR
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Consumer Goods: seeks       ProFund Advisors
                                           daily investment results, before fees        LLC
                                           and expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Consumer Goods Index. The Dow
                                           Jones U.S. Consumer Goods Index
                                           measures the performance of consumer
                                           spending in the goods industry of the
                                           U.S. equity market. Component
                                           companies include automobiles and
                                           auto parts and tires, brewers and
                                           distillers, farming and fishing,
                                           durable and non-durable household
                                           product manufacturers, cosmetic
                                           companies, food and tobacco products,
                                           clothing, accessories and footwear.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Consumer Services: seeks    ProFund Advisors
                                           daily investment results, before fees        LLC
                                           and expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Consumer Services Index. The Dow
                                           Jones U.S. Consumer Services Index
                                           measures the performance of consumer
                                           spending in the services industry of
                                           the U.S. equity market. Component
                                           companies include airlines,
                                           broadcasting and entertainment,
                                           apparel and broadline retailers, food
                                           and drug retailers, media agencies,
                                           publishing, gambling, hotels,
                                           restaurants and bars, and travel and
                                           tourism.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Financials: seeks daily     ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Financials Index. The Dow Jones
                                           U.S. Financials Index measures the
                                           performance of the financial services
                                           industry of the U.S. equity market.
                                           Component companies include regional
                                           banks; major U.S. domiciled
                                           international banks; full line, life,
                                           and property and casualty insurance
                                           companies; companies that invest,
                                           directly or indirectly in real
                                           estate; diversified financial
                                           companies such as Fannie Mae, credit
                                           card issuers, check cashing
                                           companies, mortgage lenders and
                                           investment advisers; securities
                                           brokers and dealers, including
                                           investment banks, merchant banks and
                                           online brokers; and publicly traded
                                           stock exchanges.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Health Care: seeks daily    ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Health Care Index. The Dow Jones
                                           U.S. Health Care Index measures the
                                           performance of the healthcare
                                           industry of the U.S. equity market.
                                           Component companies include health
                                           care providers, biotechnology
                                           companies, medical supplies, advanced
                                           medical devices and pharmaceuticals.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Industrials: seeks daily    ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Industrials Index. The Dow Jones
                                           U.S. Industrials Index measures the
                                           performance of the industrial
                                           industry of the U.S. equity market.
                                           Component companies include building
                                           materials, heavy construction,
                                           factory equipment, heavy machinery,
                                           industrial services, pollution
                                           control, containers and packaging,
                                           industrial diversified, air freight,
                                           marine transportation, railroads,
                                           trucking, land-transportation
                                           equipment, shipbuilding,
                                           transportation services, advanced
                                           industrial equipment, electric
                                           components and equipment, and
                                           aerospace.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Internet: seeks daily       ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           Composite Internet Index. The Dow
                                           Jones Composite Internet Index
                                           measures the performance of stocks in
                                           the U.S. equity markets that generate
                                           the majority of their revenues from
                                           the Internet. The Index is composed
                                           of two sub-groups: Internet Commerce
                                           - companies that derive the majority
                                           of their revenues from providing
                                           goods and/or services through an open
                                           network, such as a web site. Internet
                                           Services - companies that derive the
                                           majority of their revenues from
                                           providing access to the Internet or
                                           providing services to people using
                                           the Internet.
                                 -----------------------------------------------------------------
                                 SPECIALTY ProFund VP Oil & Gas: seeks daily      ProFund Advisors
                                           investment results, before fees and          LLC
                                           expenses, that correspond to the
                                           daily performance of the Dow Jones
                                           U.S. Oil & Gas Index. The Dow Jones
                                           U.S. Oil & Gas Index measures the
                                           performance of the oil and gas
                                           industry of the U.S. equity market.
                                           Component companies include oil
                                           drilling equipment and services, oil
                                           companies-major, oil
                                           companies-secondary, pipelines,
                                           liquid, solid or gaseous fossil fuel
                                           producers and service companies.
                                 -----------------------------------------------------------------

                                -----------------------------------------------------------------
                                 STYLE/      INVESTMENT OBJECTIVES/POLICIES         PORTFOLIO
                                  TYPE                                              ADVISOR/
                                                                                   SUB-ADVISOR
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Pharmaceuticals: seeks      ProFund Advisors
                                          daily investment results, before fees        LLC
                                          and expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Pharmaceuticals Index. The Dow
                                          Jones U.S. Pharmaceuticals Index
                                          measures the performance of the
                                          pharmaceuticals subsector of the U.S.
                                          equity market. Component companies
                                          include the makers of prescription
                                          and over-the-counter drugs such as
                                          birth control pills, vaccines,
                                          aspirin and cold remedies.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Precious Metals: seeks      ProFund Advisors
                                          daily investment results, before fees        LLC
                                          and expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          Precious Metals Index. The Dow Jones
                                          Precious Metals Index measures the
                                          performance of the precious metals
                                          mining industry. Component companies
                                          include leading miners and producers
                                          of gold, silver and platinum-group
                                          metals whose securities are available
                                          to U.S. investors during U.S. trading
                                          hours. It is a float-adjusted
                                          market-capitalization weighted index.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Real Estate: seeks daily    ProFund Advisors
                                          investment results, before fees and          LLC
                                          expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Real Estate Index. The Dow Jones
                                          U.S. Real Estate Index measures the
                                          performance of the real estate sector
                                          of the U.S. equity market. Component
                                          companies include those that invest
                                          directly or indirectly through
                                          development, management or ownership
                                          of shopping malls, apartment
                                          buildings and housing developments;
                                          and real estate investment trusts
                                          ("REITs") that invest in apartments,
                                          office and retail properties. REITs
                                          are passive investment vehicles that
                                          invest primarily in income-producing
                                          real estate or real estate related
                                          loans or interests.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Semiconductor: seeks daily      ProFund
                                          investment results, before fees and      Advisors LLC
                                          expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Semiconductors Index. The Dow
                                          Jones U.S. Semiconductors Index
                                          measures the performance of the
                                          semiconductor subsector of the U.S.
                                          equity market. Component companies
                                          are engaged in the production of
                                          semiconductors and other integrated
                                          chips, as well as other related
                                          products such as semiconductor
                                          capital equipment and mother-boards.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Technology: seeks daily         ProFund
                                          investment results, before fees and      Advisors LLC
                                          expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Technology Index. The Dow Jones
                                          U.S. Technology Index measures the
                                          performance of the technology
                                          industry of the U.S. equity market.
                                          Component companies include those
                                          involved in computers and office
                                          equipment, software, communications
                                          technology, semiconductors,
                                          diversified technology services and
                                          Internet services.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Telecommunications: seeks       ProFund
                                          daily investment results, before fees    Advisors LLC
                                          and expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Telecommunications Index. The
                                          Dow Jones U.S. Telecommunications
                                          Index measures the performance of the
                                          telecommunications industry of the
                                          U.S. equity market. Component
                                          companies include fixed-line
                                          communications and wireless
                                          communications companies.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP Utilities: seeks daily          ProFund
                                          investment results, before fees and      Advisors LLC
                                          expenses, that correspond to the
                                          daily performance of the Dow Jones
                                          U.S. Utilities Sector Index. The Dow
                                          Jones U.S. Utilities Sector Index
                                          measures the performance of the
                                          utilities industry of the U.S. equity
                                          market. Component companies include
                                          electric utilities, gas utilities and
                                          water utilities.
                                -----------------------------------------------------------------
                                SPECIALTY ProFund VP U.S. Government Plus: seeks daily
                                          investment results, Advisors LLC before fees   Profund
                                          and expenses, that correspond to one and       Advisors LLC
                                          one-quarter times (125%) the daily price
                                          movement of the most recently issued 30-year
                                          U.S. Treasury bond ("Long Bond"). In accordance
                                          with its stated objective, the net asset value
                                          of ProFund VP U.S. Government Plus generally should
                                          decrease as interest rates rise. If ProFund VP
                                          U.S. Government Plus is successful in meeting
                                          its objective, its net asset value should gain
                                          approximately one and one-quarter times (125%)
                                          as much, on a percentage basis, as any daily increase
                                          in the price of the Long Bond on a given day.
                                          Conversely, its value should lose approximately one
                                          and one-quarter as much, on a percentage basis,
                                          as any daily decrease in the price of the Long Bond
                                          on a given day.

 ------------------------------------------------------------------
  STYLE/      INVESTMENT OBJECTIVES/POLICIES          PORTFOLIO
   TYPE                                               ADVISOR/
                                                     SUB-ADVISOR
 ------------------------------------------------------------------
 SPECIALTY ProFund VP Rising Rates Opportunity:        ProFund
           seeks daily investment results,          Advisors LLC
           before fees and expenses, that
           correspond to one and one-quarter
           times (125%) the inverse (opposite)
           of the daily price movement of the
           most recently issued 30-year U.S.
           Treasury bond ("Long Bond"). In
           accordance with its stated objective,
           the net asset value of ProFund VP
           Rising Rates Opportunity generally
           should decrease as interest rates
           fall. If ProFund VP Rising Rates
           Opportunity is successful in meeting
           its objective, its net asset value
           should gain approximately one and
           one-quarter times as much, on a
           percentage basis, as any daily
           decrease in the Long Bond on a given
           day. Conversely, its net asset value
           should lose approximately one and
           one-quarter times as much, on a
           percentage basis, as any daily
           increase in the price of the Long
           Bond on a given day.
 ------------------------------------------------------------------
 SPECIALTY Access VP High Yield Fund: seeks to         ProFund
           provide investment results that          Advisors LLC
           correspond generally to the total
           return of the high yield market
           consistent with maintaining
           reasonable liquidity. The Fund will
           achieve its high yield exposure
           primarily through credit default
           swaps (CDSs) but may invest in high
           yield debt instruments ("junk
           bonds"), interest rate swap
           agreements and futures contracts, and
           other debt and money market
           instruments without limitation,
           consistent with applicable
           regulations. Under normal market
           conditions, the Fund will invest at
           least 80% of its net assets in CDSs
           and other financial instruments that
           in combination have economic
           characteristics similar to the high
           yield debt market and/or in high
           yield debt securities. The Fund seeks
           to maintain exposure to the high
           yield bond markets regardless of
           market conditions and without taking
           defensive positions in cash or other
           instruments in anticipation of an
           adverse climate for the high yield
           bond markets. ProFund Advisors does
           not conduct fundamental analysis in
           managing the Fund.
 ------------------------------------------------------------------
                THE PRUDENTIAL SERIES FUND
 ------------------------------------------------------------------
  INTER-   The Prudential Series Fund - SP           Prudential
 NATIONAL  International Growth Portfolio         Investments LLC/
  EQUITY   (formerly, The Prudential Series Fund   William Blair &
           - SP William Blair International         Company, LLC
           Growth Portfolio): Seeks long-term
           capital appreciation. The Portfolio
           invests primarily in stocks of large
           and medium-sized companies located in
           countries included in the Morgan
           Stanley Capital International All
           Country World Ex-U.S. Index. Under
           normal market conditions, the
           portfolio invests at least 80% of its
           net assets in equity securities. The
           Portfolio's assets normally will be
           allocated among not fewer than six
           different countries and will not
           concentrate investments in any
           particular industry. The Portfolio
                    seeks companies that historically have had superior growth, profitability and quality relative to local markets and relative to companies within the same industry worldwide,
                        and that are expected to continue such performance.
                  (see information above regarding limited availability of this option.)~~WELLS FARGO VARIABLE TRUSTLARGE
Wells Fargo Advantage VT Equity                      Wells Fargo Funds CAP Income Fund  (formerly known as Wells Management, LLC
VALUE             Fargo Advantage Equity Income Fund):                          Seeks long-term capital appreciation and dividend
income.                    The Portfolio invests principally in equity securities of                      large-capitalization
companies, which they define as companies                     with market capitalizations of $3 billion or more."Dow Jones Industrial
Average/SM/", "DJIA/SM/", "Dow Industrials/SM/", "The Dow/SM/", and "The Dow 10/SM/", are service marks of Dow Jones & Company, Inc.
("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P. ("First Trust"). The portfolios, including, and in particular the Target Managed VIP portfolio The Dow/SM/ DART 10 portfolio, and The Dow/SM/ Target Dividend
Portfolio are not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products."Standard & Poor's," "S&P," "S&P 500," "Standard & Poor's 500," and "500" are trademarks of The
McGraw-Hill Companies, Inc. and have been licensed for use by First Trust on behalf of the S&P Target 24 Portfolio and the Target
Managed VIP Portfolio. The Portfolios are not sponsored, endorsed, managed, sold or promoted by Standard & Poor's and Standard &
Poor's makes no representation regarding the advisability of investing in the Portfolio."The Nasdaq 100(R)", "Nasdaq-100 Index(R)",
"Nasdaq Stock Market(R)", and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by First Trust. The Nasdaq Target 15 Portfolio and Target Managed VIP Portfolio
have not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 Portfolio and Target Managed VIP
Portfolio are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq Target 15 Portfolio or the Target Managed VIP Portfolio."Value Line(R)," "The Value Line
Investment Survey," and "Value Line Timeliness/TM/ Ranking System" are registered trademarks of Value Line Securities, Inc. or Value
Line Publishing, Inc. The Target Managed VIP(R) Portfolio and Value Line Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Portfolio.The First Trust(R) Target Focus Four portfolio is not sponsored or created by Lehman Brothers, Inc. ("Lehman Brothers"). Lehman Brothers' only relationship to First Trust is the licensing of certain trademarks and trade names of Lehman Brothers and of the "Target Focus Four" which is determined, composed and calculated by Lehman Brothers without regard to First Trust or the First Trust(R) Target Focus Four portfolio.Dow Jones has no relationship to the ProFunds VP, other than the licensing of the Dow Jones sector indices and its service marks for use in connection with the
ProFunds VP. The ProFunds VP are not sponsored, endorsed, sold, or promoted by Standard & Poor's or NASDAQ, and neither Standard &
Poor's nor NASDAQ makes any representations regarding the advisability of investing in the ProFunds VP."Dow Jones Industrial
Average/SM/", "DJIA/SM/", "Dow Industrials/SM/", "The Dow/SM/", and "The Dow 10/SM/", are service marks of Dow Jones & Company, Inc.
("Dow Jones") and have been licensed for use for certain purposes by First Trust Advisors L.P. ("First Trust"). The portfolios, including, and in particular the Target Managed VIP portfolio The Dow/SM/ DART 10 portfolio, and The Dow/SM/ Target Dividend
Portfolio are not endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of investing in such products."Standard & Poor's," "S&P," "S&P 500," "Standard & Poor's 500," and "500" are trademarks of The
McGraw-Hill Companies, Inc. and have been licensed for use by First Trust on behalf of the S&P Target 24 Portfolio and the Target
Managed VIP Portfolio. The Portfolios are not sponsored, endorsed, managed, sold or promoted by Standard & Poor's and Standard &
Poor's makes no representation regarding the advisability of investing in the Portfolio."The Nasdaq 100(R)", "Nasdaq-100 Index(R)",
"Nasdaq Stock Market(R)", and "Nasdaq(R)" are trade or service marks of The Nasdaq Stock Market, Inc. (which with its affiliates are the "Corporations") and have been licensed for use by First Trust. The Nasdaq Target 15 Portfolio and Target Managed VIP Portfolio
have not been passed on by the Corporations as to its legality or suitability. The Nasdaq Target 15 Portfolio and Target Managed VIP
Portfolio are not issued, endorsed, sponsored, managed, sold or promoted by the Corporations. The Corporations make no warranties and bear no liability with respect to the Nasdaq Target 15 Portfolio or the Target Managed VIP Portfolio."Value Line(R)," "The Value Line
Investment Survey," and "Value Line Timeliness/TM/ Ranking System" are registered trademarks of Value Line Securities, Inc. or Value
Line Publishing, Inc. The Target Managed VIP(R) Portfolio and Value Line Target 25 Portfolio are not sponsored, recommended, sold or promoted by Value Line Publishing, Inc., Value Line, Inc. or Value Line Securities, Inc. ("Value Line"). Value Line makes no representation regarding the advisability of investing in the Portfolio.The First Trust(R) 10 Uncommon Values portfolio is not sponsored or created by Lehman Brothers, Inc. ("Lehman Brothers"). Lehman Brothers' only relationship to First Trust is the licensing of certain trademarks and trade names of Lehman Brothers and of the "10 Uncommon Values" which is determined, composed and calculated by Lehman Brothers without regard to First Trust or the First Trust(R) 10 Uncommon Values portfolio.Dow Jones has no relationship to the ProFunds VP, other than the licensing of the Dow Jones sector indices and its service marks for use in connection with the
ProFunds VP. The ProFunds VP are not sponsored, endorsed, sold, or promoted by Standard & Poor's or NASDAQ, and neither Standard &
Poor's nor NASDAQ makes any representations regarding the advisability of investing in the ProFunds VP.

                                                           FEES AND CHARGES

The charges under the Annuity are designed to cover,  in the  aggregate,  our direct and indirect costs of selling,  administering  and providing benefits under the Annuity. They are also designed,  in the aggregate,  to compensate us for the risks of loss we assume. If, as we expect,  the charges that we collect from the Annuities  exceed our total costs in connection with the Annuities,  we will earn a profit.  Otherwise we will incur a loss. For example,  We may make a profit on the Insurance  Charge if, over time, the actual costs of providing the guaranteed  insurance  obligations  under an Annuity are less than the amount we deduct for the Insurance  Charge. To the extent we make a profit on the Insurance Charge,  such profit may be used for any other corporate  purpose,  including payment of other expenses that we incur in promoting,  distributing,  issuing and  administering  the Annuity.  The rates of certain of our charges have been set with  reference  to  estimates of the amount of specific  types of expenses or risks that we will incur.  In most cases,  this prospectus  identifies  such  expenses or risks in the name of the charge;  however,  the fact that any charge bears the name of, or is designed  primarily  to defray a  particular  expense or risk does not mean that the amount we collect  from that  charge will never be more than the amount of such  expense or risk,  nor does it mean that we may not also be  compensated  for such  expense or risk out of any other charges we are  permitted to deduct by the terms of the Annuity.  A portion of the proceeds that we receive from charges that apply to the Sub-accounts may include amounts based on market appreciation of the Sub-account values.

                                                WHAT ARE THE CONTRACT FEES AND CHARGES?
Contingent  Deferred Sales Charge:  We do not deduct a sales charge from Purchase  Payments you make to your Annuity.  However,  we may deduct a CDSC if you surrender  your Annuity or when you make a partial  withdrawal.  The CDSC  reimburses  us for expenses  related to sales and  distribution  of the Annuity,  including  commissions,  marketing  materials  and other  promotional  expenses.  The CDSC is calculated as a percentage of your Purchase  Payment being  surrendered or withdrawn  during the applicable  Annuity Year. For purposes of  calculating  the CDSC, we consider the year  following  the Issue Date of your Annuity as Year 1. The amount of the CDSC  decreases over time, measured from the Issue Date of the Annuity. The CDSC percentages are shown under "Summary of Contract Fees and Charges".
With respect to a partial  withdrawal,  we calculate the CDSC by assuming that any available free withdrawal  amount is taken out first
(see How Much Can I Withdraw as a Free Withdrawal?).  If the free withdrawal amount is not sufficient,  we then assume that withdrawals are taken from Purchase  Payments that have not been previously  withdrawn,  on a first-in,  first-out basis, and subsequently from any other Account Value in the Annuity.
For purposes of  calculating  any  applicable  CDSC on a surrender,  the Purchase  Payments  being  withdrawn  may be greater than your remaining  Account  Value or the  amount of your  withdrawal  request.  This is most  likely to occur if you have  made  prior  partial withdrawals or if your Account Value has declined in value due to negative  market  performance.  In that scenario,  we would determine the CDSC amount as the applicable  percentage of the Purchase  Payments being  withdrawn,  rather than as a percentage of the remaining
Account Value or withdrawal  request.  Thus, the CDSC would be greater than if it were calculated as a percentage of remaining  Account
Value or  withdrawal  amount.We  may  waive any  applicable  CDSC  under  certain  circumstances  including  certain  medically-related circumstances  or when  taking a Minimum  Distribution  from an  Annuity  purchased  as a  "qualified"  investment.  Free  Withdrawals,
Medically-Related  Surrenders and Minimum  Distributions  are each explained more fully in the section entitled "Access to Your Account
Value".

Transfer Fee:  Currently,  you may make twenty (20) free transfers between  investment  options the Annuity Year. We will charge $10.00 for each  transfer  after the twentieth in each Annuity Year.  We do not consider  transfers  made as part of a Dollar Cost  Averaging,
Automatic  Rebalancing or asset allocation program when we count the twenty free transfers.  All transfers made on the same day will be treated as one (1) transfer.  We may reduce the number of free  transfers  allowable  each Annuity Year (subject to a minimum of eight)
without  charging a Transfer Fee unless you make use of  electronic  means to transmit  your  transfer  requests.  We may eliminate the
Transfer Fee for transfer requests  transmitted  electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.
Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00 or
2% of your Account Value invested in the  Sub-accounts,  whichever is less.  This fee will be deducted  annually on the  anniversary of the Issue Date of your  Annuity  or, if you  surrender  your  Annuity  during the  Annuity  Year,  the fee is  deducted  at the time of surrender.  The Annual  Maintenance  Fee is only deducted if your Account Value is less than $100,000 on the  anniversary  of the Issue
Date or at the time of surrender.  We do not impose the Annual Maintenance Fee upon  annuitization,  the payment of a Death Benefit, or a  medically-related  full surrender.  We may increase the Annual  Maintenance Fee. However,  any increase will only apply to Annuities issued after the date of the increase.  For beneficiaries  that elect the Beneficiary  Continuation  Option, the Annual Maintenance Fee
is the lesser of $30 or 2% of Account Value. For a non-qualified  Beneficiary  Continuation  Option,  the fee is only applicable if the
Account Value is less than $25,000 at the time the fee is assessed.

Tax Charge:  Several  states and some  municipalities  charge  premium taxes or similar taxes on annuities that we are required to pay.
The amount of tax will vary from  jurisdiction to jurisdiction  and is subject to change.  The tax charge currently ranges up to 3 1/2%
of your Purchase  Payments and is designed to  approximate  the taxes that we are required to pay. We generally  will deduct the charge at the time the tax is imposed,  but may also decide to deduct the charge from each  Purchase  Payment at the time of a  withdrawal  or surrender  of your  Annuity  or at the time  you  elect to  begin  receiving  annuity  payments.  We may  assess a charge  against  the
Sub-accounts equal to any taxes which may be imposed upon the separate accounts.
We will pay company income taxes on the taxable  corporate  earnings created by this separate  account  product.  While we may consider company  income taxes when pricing our  products,  we do not  currently  include such income taxes in the tax charges you pay under the
Annuity.  We will  periodically  review the issue of charging for these taxes and may impose a charge in the future.In  calculating our corporate  income tax liability,  we derive certain  corporate  income tax benefits  associated  with the investment of company assets, including  separate  account  assets,  which are treated as company assets under  applicable  income tax law. These benefits reduce our overall  corporate  income tax  liability.  Under current law, such  benefits may include  foreign tax credits and corporate  dividends received deductions. We do not pass these tax benefits through to holders of the separate account annuity contracts because
(i) the contract owners are not the owners of the assets  generating these benefits under applicable  income tax law and (ii) we do not currently include company income taxes in the tax charges you pay under the contract.
Insurance  Charge:  We deduct an Insurance  Charge daily. The charge is assessed against the daily assets allocated to the Sub-accounts and is equal to the amount  indicated  under  "Summary of Contract Fees and Charges".  The Insurance  Charge is the  combination of the
Mortality & Expense Risk Charge and the  Administration  Charge.  The Insurance Charge is intended to compensate  Prudential  Annuities for providing the insurance benefits under the Annuity,  including the Annuity's basic Death Benefit that provides  guaranteed benefits to your  beneficiaries  even if the market  declines and the risk that persons we guarantee  annuity  payments to will live longer than our assumptions.  The charge also covers administrative costs associated with providing the Annuity benefits,  including preparation of the contract and prospectus,  confirmation statements,  annual account statements and annual reports, legal and accounting fees as well as various related  expenses.  Finally,  the charge covers the risk that our  assumptions  about the mortality risks and expenses under the Annuity are  incorrect and that we have agreed not to increase  these  charges over time despite our actual costs.  We may increase the portion of the total  Insurance  Charge  that is deducted  for  administrative  costs;  however,  any  increase  will only apply to
Annuities issued after the date of the increase.
Optional  Benefits for which we assess a charge:  Generally,  if you elect to purchase  certain  optional  benefits,  we will deduct an additional  charge on a daily basis from your Account Value  allocated to the  Sub-accounts.  The additional  charge is included in the daily  calculation of the Unit Price for each  Sub-account.  We may assess charges for other  optional  benefits on a different  basis.
Please refer to the section entitled "Summary of Contract Fees and Charges" for the list of charges for each Optional Benefit.
Settlement  Service  Charge:  If your  beneficiary  takes  the death  benefit  under a  Beneficiary  Continuation  Option,  we deduct a
Settlement  Service Charge.  The charge is assessed daily against the average assets  allocated to the  Sub-accounts and is equal to an annual charge of 1.00%  for non-qualified Annuities and 1.40 % for qualified Annuities.
Fees and expenses  incurred by the  Portfolios:  Each  Portfolio  incurs total annual  operating  expenses  comprised of an  investment management  fee, other expenses and any  distribution  and service  (12b-1) fees that may apply.  These fees and expenses are reflected daily by each  Portfolio  before  it  provides  us with the net  asset  value as of the  close of  business  each  day.  More  detailed information about fees and expenses can be found in the prospectuses for the Portfolios.
WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYMENT  OPTION?If you select a fixed payment  option,  the amount of each fixed payment will depend on the Account Value of your Annuity when you elected to annuitize.  There is no specific  charge  deducted from these payments;
however,  the amount of each annuity  payment  reflects  assumptions  about our insurance  expenses.  If you select a variable  payment option that we may offer,  then the amount of your  benefits  will reflect  changes in the value of your Annuity and will be subject to charges that apply under the variable immediate annuity option.  Also, a tax charge may apply (see "Tax Charge" above).  Currently,  we only offer fixed payment options.
EXCEPTIONS/REDUCTIONS  TO FEES AND  CHARGESWe  may  reduce or  eliminate  certain  fees and  charges  or alter the  manner in which the particular  fee or charge is deducted.  For example,  we may reduce the amount of any CDSC or the length of time it applies,  reduce or eliminate  the amount of the Annual  Maintenance  Fee or reduce  the  portion of the total  Insurance  Charge  that is  deducted  as an
Administration  Charge.  Generally,  these types of changes will be based on a reduction to our sales,  maintenance  or  administrative expenses due to the nature of the individual or group  purchasing  the Annuity.  Some of the factors we might consider in making such a decision are: (a) the size and type of group; (b) the number of Annuities  purchased by an Owner;  (c) the amount of Purchase  Payments or  likelihood  of  additional  Purchase  Payments;  (d)  whether an  annuity is  reinstated  pursuant  to our rules;  and/or (e) other transactions where sales,  maintenance or administrative  expenses are likely to be reduced. We will not discriminate  unfairly between
Annuity purchasers if and when we reduce any fees and charges.

PURCHASING YOUR ANNUITY
WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?
Initial  Purchase  Payment:  Unless we agree otherwise and subject to our rules,  you must make a minimum initial  Purchase  Payment of
$10,000.  However, if you decide to make payments under a systematic  investment or an electronic funds transfer program, we may accept a lower initial  Purchase  Payment provided that,  within the first Annuity Year, your subsequent  Purchase  Payments plus your initial
Purchase Payment total the minimum initial Purchase Payment amount required for the Annuity purchased.
Where  allowed by law, we must  approve any initial and  additional  Purchase  Payments of  $1,000,000  or more.  We may apply  certain limitations  and/or  restrictions  on an Annuity as a condition of our  acceptance,  including  limiting the liquidity  features or the
Death Benefit protection  provided under an Annuity,  limiting the right to make additional  Purchase Payments,  changing the number of transfers  allowable under an Annuity or restricting the Sub-accounts  that are available.  Other limitations  and/or  restrictions may apply.  Applicable laws designed to counter  terrorists and prevent money  laundering  might, in certain  circumstances,  require us to block a contract  owner's  ability to make  certain  transactions,  and thereby  refuse to accept  Purchase  Payments  or requests  for transfers,  partial  withdrawals,  total  withdrawals,  death  benefits,  or income payments until  instructions  are received from the appropriate regulator. We also may be required to provide additional information about you and your Annuity to government regulators.
Except as noted below,  Purchase  Payments  must be  submitted  by check drawn on a U.S.  bank,  in U.S.  dollars,  and made payable to
Prudential  Annuities.  Purchase  Payments  may also be  submitted  via 1035  exchange  or  direct  transfer  of funds.  Under  certain circumstances,  Purchase  Payments may be  transmitted to Prudential  Annuities via wiring funds through your Financial  Professional's broker-dealer  firm.  Additional  Purchase Payments may also be applied to your Annuity under an electronic funds transfer  arrangement where you  authorize  us to  deduct  money  directly  from your bank  account.  We may  reject  any  payment  if it is  received  in an unacceptable  form. Our acceptance of a check is subject to our ability to collect funds. Age  Restrictions:  Unless we agree otherwise and subject to our rules,  the Owner (or  Annuitant if entity owned) must not be older than the maximum issue age is 85 as of the Issue
Date of the  Annuity.  If an Annuity is owned  jointly,  the oldest of the Owners must not be older than the  maximum  issue age on the
Issue Date. You should consider your need to access your Account Value and whether the Annuity's  liquidity  features will satisfy that need. If you take a distribution  prior to age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income taxes on any gain. The availability  and level of protection of certain  optional  benefits may vary based on the age of the Owner on the Issue Date of the Annuity or the date of the Owner's death.
Owner, Annuitant and Beneficiary Designations:
We will ask you to name the Owner(s),  Annuitant and one or more  Beneficiaries for your  Annuity.Owner:  The Owner(s) holds all rights under the Annuity.  You may name up to two Owners in which case all  ownership  rights are held  jointly.  Generally,  joint owners are required to act jointly;  however, if each owner provides us with an instruction that we find acceptable,  we will permit each owner to act  separately.  All  information  and documents that we are required to send you will be sent to the first named owner.  This Annuity does not provide a right of  survivorship.  Refer to the Glossary of Terms for a complete  description  of the term  "Owner."Annuitant:
The Annuitant is the person upon whose life we continue to make annuity  payments.  You must name an Annuitant who is a natural person.
We do not accept a designation of joint Annuitants during the accumulation  period. In limited  circumstances and where allowed by law, you may name one or more  Contingent  Annuitants.  Generally,  a Contingent  Annuitant  will become the Annuitant if the Annuitant dies before the Annuity Date.  Please refer to the  discussion of  "Considerations  for  Contingent  Annuitants"  in the Tax  Considerations
section  of the  Prospectus.Beneficiary:  The  Beneficiary  is the  person(s)  or entity you name to receive  the Death  Benefit.  Your
Beneficiary  Designation should be the exact name of your beneficiary,  not only a reference to the beneficiary's  relationship to you.
If you use a designation  of "surviving  spouse," we will pay the Death  Benefit to the  individual  that is your spouse at the time of your death (as defined under the federal tax laws and  regulations).  If no  beneficiary is named the Death Benefit will be paid to you or your  estate.Your  right to make certain  designations  may be limited if your Annuity is to be used as an IRA or other  "qualified"
investment that is given  beneficial tax treatment under the Code. You should seek competent tax advice on the income,  estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY
MAY I CHANGE THE OWNER,  ANNUITANT AND BENEFICIARY  DESIGNATIONS?You  may change the Owner,  Annuitant and Beneficiary  Designations by
sending us a request in writing in a form acceptable to us. Upon an ownership change, any automated  investment or withdrawal  programs will be canceled.  The new owner must submit the applicable  program  enrollment if they wish to  participate in such a program.  Where allowed by law, such changes will be subject to our  acceptance.  Some of the changes we will not accept  include,  but are not limited to:
o        a new Owner  subsequent to the death of the Owner or the first of any joint Owners to die,  except where a spouse  Beneficiary has become the Owner as a result of an Owner's death;
o        a new Annuitant subsequent to the Annuity Date;
o        for "non-qualified"  investments,  a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; anda change in Beneficiary if the Owner had previously made the designation irrevocable.
There are also restrictions on designation  changes when you have elected certain optional benefits.  See the "Living Benefit Programs"
and "Death Benefits" sections of this Prospectus for any such restrictions.
Spousal Designations
If an Annuity is co-owned by spouses, we will assume that the sole primary Beneficiary is the surviving spouse that was named as the co-owner unless you elect an alternative Beneficiary Designation. Unless you elect an alternative Beneficiary Designation, upon the death of either spousal Owner, the surviving spouse may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. The Death Benefit that would have been payable will be the new Account Value of the Annuity as of the date of due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For the Spousal
Lifetime Five Income Benefit, and Spousal Highest Daily Lifetime Seven, the eligible surviving spouse will also be able to assume the benefit with the Annuity. See the description of this benefit in the "Living Benefit Programs" section of this Prospectus. For purposes of determining any future Death Benefit for the beneficiary of the surviving spouse, the new Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC when
applicable.Spousal assumption is also permitted, subject to our rules and regulatory approval, if the Annuity is held by a custodial account established to hold retirement assets for the benefit of the natural person Annuitant pursuant to the provisions of Section
408(a) of the Internal Revenue Code ("Code") (or any successor Code section thereto) ("Custodial Account") and, on the date of the
Annuitant's death, the spouse of the Annuitant is (1) the Contingent Annuitant under the Annuity and (2) the beneficiary of the
Custodial Account. The ability to continue the Annuity in this manner will result in the Annuity no longer qualifying for tax deferral under the Code. However, such tax deferral should result from the ownership of the Annuity by the Custodial Account. Please consult your tax or legal adviser.We define a spouse the same as under federal tax laws and regulations.
Contingent AnnuitantGenerally, if an Annuity is owned by an entity and the entity has named a Contingent Annuitant, the Contingent
Annuitant will become the Annuitant upon the death of the Annuitant, and no Death Benefit is payable. Unless we agree otherwise, the
Annuity is only eligible to have a Contingent Annuitant designation if the entity which owns the Annuity is (1) a plan described in
Internal Revenue Code Section 72(s)(5)(A)(i) (or any successor Code section thereto); (2) an entity described in Code Section
72(u)(1) (or any successor Code section thereto); or (3) a Custodial Account, as described in the above section.
Where the Annuity is held by a Custodial Account, the Contingent Annuitant will not automatically become the Annuitant upon the death of the Annuitant. Upon the death of the Annuitant, the Custodial Account will have the choice, subject to our rules, to either elect to receive the Death Benefit or elect to continue the Annuity. If the Custodial Account elects to receive the Death Benefit, the
Account Value of the Annuity as of the date of due proof of death of the Annuitant will reflect the amount that would have been payable had a Death Benefit been paid. See the section above entitled "Spousal Designations" for more information about how the
Annuity can be continued by a Custodial Account.
MAY I RETURN MY ANNUITY IF I CHANGE MY MIND?If after purchasing your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period. This is often referred to as a "free look." Depending on the state in which you purchased your Annuity and, in some states, if you purchased the Annuity as a replacement for a prior contract, the right to cancel period may be ten (10) days, or longer, measured from the time that you received your
Annuity. If you return your Annuity during the applicable period, we will refund your current Account Value plus any tax charge deducted, less any applicable federal and state income tax withholding and depending on your state's requirements, any applicable insurance charges deducted. The amount returned to you may be higher or lower than the Purchase Payment(s) applied during the right to cancel period. Where required by law, we will return your Purchase Payment(s), or the greater of your current Account Value and the amount of your Purchase Payment(s) applied during the right to cancel period less any applicable federal and state income tax withholding.
MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?Unless we agree otherwise and subject to our rules, the minimum amount that we accept as an additional Purchase Payment is $100 unless you participate in Prudential Annuities' Systematic Investment Plan or a periodic Purchase
Payment program. Purchase Payments made while you participate in an asset allocation program will be allocated in accordance with such program. Additional Purchase Payments may be made at any time before the Annuity Date.
MAY I MAKE SCHEDULED  PAYMENTS  DIRECTLY FROM MY BANK ACCOUNT?You can make additional  Purchase Payments to your Annuity by authorizing us to deduct money  directly from your bank account and applying it to your Annuity.  We call our  electronic  funds  transfer  program
"Prudential Annuities Systematic Investment Plan."
Purchase Payments made through electronic funds transfer may only be allocated to the Sub-accounts when applied.  Different  allocation requirements  may apply in connection with certain optional  benefits.  We may allow you to invest in your Annuity with a lower initial
Purchase  Payment,  as long as you  authorize  payments  through an  electronic  funds  transfer  that will equal at least the  minimum
Purchase  Payment set forth  above  during the first 12 months of your  Annuity.  We may suspend or cancel  electronic  funds  transfer privileges  if  sufficient  funds are not  available  from the  applicable  financial  institution  on any date that a  transaction  is scheduled to occur.
MAY I MAKE PURCHASE  PAYMENTS  THROUGH A SALARY  REDUCTION  PROGRAM?  These types of programs are only  available with certain types of qualified  investments.  If your employer  sponsors such a program,  we may agree to accept periodic Purchase Payments through a salary reduction  program as long as the allocations are made only to Sub-accounts and the periodic  Purchase  Payments  received in the first year total at least the minimum Purchase Payment set forth above.

MANAGING YOUR ACCOUNT VALUE
HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)Initial Purchase Payment: Once we accept your application, we invest your Purchase Payment in your
Annuity according to your instructions for allocating your Account Value. The Purchase Payment is your initial Purchase Payment minus any tax charges that may apply. You can allocate Account Value to one or more Sub-accounts. Investment restrictions will apply if you elect certain optional benefits.Subsequent Purchase Payments: Unless you participate in an asset allocation program, or unless you have provided us with other specific allocation instructions for one, more than one, or all subsequent Purchase Payments, we will allocate any additional Purchase Payments you make according to your initial Purchase Payment allocation instructions. If you so instruct us, we will allocate subsequent Purchase Payments according to any new allocation instructions. Unless you tell us otherwise, Purchase Payments made while you participate in an asset allocation program will be allocated in accordance with such program.
ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS? During the accumulation period you may transfer Account
Value between investment options subject to the restrictions outlined below. Transfers are not subject to taxation on any gain. We may require a minimum of $500 in each Sub-account you allocate Account Value to at the time of any allocation or transfer. If you request a transfer and, as a result of the transfer, there would be less than $500 in the Sub-account, we may transfer the remaining
Account Value in the Sub-account pro- rata to the other investment options to which you transferred.Currently, any transfer involving the ProFunds VP Sub-accounts must be received by us no later than one hour prior to any announced closing of the applicable securities exchange (generally, 3:00 p.m. Eastern time) to be processed on the current Valuation Day. The "cut-off" time for such financial transactions involving a ProFunds VP Sub-account will be extended to1/2hour prior to any announced closing (generally, 3:30
p.m. Eastern time) for transactions submitted electronically, including through Prudential Annuities' Internet website (www.
prudentialannuities.com.
Currently, we charge $10.00 for each transfer after the twentieth (20th) transfer in each Annuity Year. Transfers made as part of a
Dollar Cost Averaging, Automatic Rebalancing or asset allocation program do not count toward the twenty free transfer limit. We may reduce the number of free transfers allowable each Annuity Year (subject to a minimum of eight) without charging a Transfer Fee. We may also increase the Transfer Fee that we charge to $20.00 for each transfer after the number of free transfers has been used up. We may eliminate the Transfer Fee for transfer requests transmitted electronically or through other means that reduce our processing costs. If enrolled in any program that does not permit transfer requests to be transmitted electronically, the Transfer Fee will not be waived.
Once you have made 20 transfers among the Sub-accounts during an Annuity Year, we will accept any additional transfer request during that year only if the request is submitted to us in writing with an original signature and otherwise is in good order. For purposes of this 20 transfer limit, we (i) do not view a facsimile transmission as a "writing", (ii) will treat multiple transfer requests submitted on the same Valuation Day as a single transfer, and (iii) do not count any transfer that solely involves Sub-accounts corresponding to any ProFund Portfolio and/or the AST Money Market Portfolio, or any transfer that involves one of our systematic programs, such as asset allocation and automated withdrawals.
Frequent transfers among Sub-accounts in response to short-term fluctuations in markets, sometimes called "market timing," can make it very difficult for a Portfolio manager to manage a Portfolio's investments. Frequent transfers may cause the Portfolio to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance. The Annuity offers Sub-accounts designed for Owners who wish to engage in frequent transfers (i.e., one or more of the Sub-accounts corresponding to the ProFund Portfolios and the AST Money Market Portfolio), and we encourage Owners seeking frequent transfers to utilize those
Sub-accounts.
In light of the risks posed to Owners and other investors by frequent transfers, we reserve the right to limit the number of transfers in any Annuity Year for all existing or new Owners and to take the other actions discussed below. We also reserve the right to limit the number of transfers in any Annuity Year or to refuse any transfer request for an Owner or certain Owners if: (a) we believe that excessive transfer activity (as we define it) or a specific transfer request or group of transfer requests may have a detrimental effect on Unit Values or the share prices of the Portfolios; or (b) we are informed by a Portfolio (e.g., by the
Portfolio's portfolio manager) that the purchase or redemption of shares in the Portfolio must be restricted because the Portfolio believes the transfer activity to which such purchase and redemption relates would have a detrimental effect on the share prices of the affected Portfolio. Without limiting the above, the most likely scenario where either of the above could occur would be if the aggregate amount of a trade or trades represented a relatively large proportion of the total assets of a particular Portfolio. In furtherance of our general authority to restrict transfers as described above, and without limiting other actions we may take in the future, we have adopted the following specific restrictions:
With respect to each Sub-account (other than the AST Money Market Sub-account, or a Sub-account corresponding to a ProFund
Portfolio), we track amounts exceeding a certain dollar threshold that were transferred into the Sub-account. If you transfer such amount into a particular Sub-account, and within 30 calendar days thereafter transfer (the "Transfer Out") all or a portion of that amount into another Sub-account, then upon the Transfer Out, the former Sub-account becomes restricted (the "Restricted
Sub-account"). Specifically, we will not permit subsequent transfers into the Restricted Sub-account for 90 calendar days after the
Transfer Out if the Restricted Sub-account invests in a non-international Portfolio, or 180 calendar days after the Transfer Out if the Restricted Sub-account invests in an international Portfolio. For purposes of this rule, we (i) do not count transfers made in connection with one of our systematic programs, such as asset allocation and automated withdrawals; (ii) do not count any transfer that solely involves Sub-accounts corresponding to any ProFund Portfolio and/or the AST Money Market Portfolio; and (iii) do not
categorize as a transfer the first transfer that you make after the Issue Date, if you make that transfer within 30 calendar days after the Issue Date. Even if an amount becomes restricted under the foregoing rules, you are still free to redeem the amount from your Annuity at any time.
We reserve the right to effect exchanges on a delayed basis for all contracts. That is, we may price an exchange involving the
Sub-accounts on the Valuation Day subsequent to the Valuation Day on which the exchange request was received. Before implementing such a practice, we would issue a separate written notice to Owners that explains the practice in detail.
If we deny one or more transfer requests under the foregoing rules, we will inform you or your Financial Professional promptly of the circumstances concerning the denial.
In addition, there are contract owners of different variable annuity contracts that are funded through the same Separate Account that are not subject to the above-referenced transfer restrictions and, therefore, might make more numerous and frequent transfers than contract owners who are subject to such limitations. Finally, there are contract owners of other variable annuity contracts or variable life contracts that are issued by Prudential Annuities as well as other insurance companies that have the same underlying mutual fund portfolios available to them. Since some contract owners are not subject to the same transfer restrictions, unfavorable consequences associated with such frequent trading within the underlying mutual fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all contract owners. Similarly, while contracts managed by a Financial
Professional or third party investment advisor are subject to the restrictions on transfers between investment options that are discussed above, if the advisor manages a number of contracts in the same fashion unfavorable consequences may be associated with management activity since it may involve the movement of a substantial portion of an underlying mutual fund's assets which may affect all contract owners invested in the affected options. Apart from jurisdiction-specific and contract differences in transfer restrictions, we will apply these rules uniformly (including contracts managed by a Financial Professional or third party investment advisor), and will not waive a transfer restriction for any contract owner.
Although our transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.
The Portfolios may have adopted their own policies and procedures with respect to excessive trading of their respective shares, and we reserve the right to enforce these policies and procedures. The prospectuses for the Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Under SEC rules, we are required to: (1) enter into a written agreement with each Portfolio or its principal underwriter or its transfer agent that obligates us to provide to the Portfolio promptly upon request certain information about the trading activity of individual contract owners, and (2)
execute instructions from the Portfolio to restrict or prohibit further purchases or transfers by specific contract owners who violate the excessive trading policies established by the Portfolio. In addition, you should be aware that some Portfolios may receive "omnibus" purchase and redemption orders from other insurance companies or intermediaries such as retirement plans. The omnibus orders reflect the aggregation and netting of multiple orders from individual owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Portfolios in their ability to apply their excessive trading policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Portfolios (and thus contract owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Portfolios.
A Portfolio also may assess a short term trading fee in connection with a transfer out of the Sub-account investing in that Portfolio that occurs within a certain number of days following the date of allocation to the Sub-account. Each Portfolio determines the amount of the short term trading fee and when the fee is imposed. The fee is retained by or paid to the Portfolio and is not retained by us.
The fee will be deducted from your Account Value, to the extent allowed by law. At present, no Portfolio has adopted a short-term trading fee.
DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation period. Dollar Cost Averaging allows you to systematically transfer an amount periodically from one investment option to one or more other investment options. You can choose to transfer earnings only, principal plus earnings or a flat dollar amount. You may elect a Dollar Cost Averaging program that transfers amounts monthly, quarterly, semi-annually, or annually from Sub-accounts. By investing amounts on a regular basis instead of investing the total amount at one time, Dollar Cost Averaging may decrease the effect of market fluctuation on the investment of your Purchase Payment.
This may result in a lower average cost of units over time. However, there is no guarantee that Dollar Cost Averaging will result in a profit or protect against a loss in a declining market. There is no minimum Account Value required to enroll in a Dollar Cost
Averaging program and we do not deduct a charge for participating in a Dollar Cost Averaging program.
 The Dollar Cost Averaging program is not available if you have elected an automatic rebalancing program or an asset allocation program. Account Value will be transferred to the Sub-accounts you choose under the Dollar Cost Averaging program. If you terminate the Dollar Cost Averaging program before the entire principal amount plus earnings has been transferred to the Sub-account(s), you must transfer all remaining Account Value to any other investment option.
DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?Yes. During the accumulation period, we offer Automatic Rebalancing among the
Sub-accounts you choose. You can choose to have your Account Value rebalanced monthly, quarterly, semi-annually, or annually. On the appropriate date, the Sub-accounts you chose are rebalanced to the allocation percentages you requested. With Automatic Rebalancing, we transfer the appropriate amount from the "overweighted" Sub-accounts to the "underweighted" Sub-accounts to return your allocations to the percentages you request. For example, over time the performance of the Sub-accounts will differ, causing your percentage allocations to shift.Any transfer to or from any Sub-account that is not part of your Automatic Rebalancing program, will be made; however, that Sub-account will not become part of your rebalancing program unless we receive instructions from you indicating that you would like such option to become part of the program.
There is no minimum Account Value required to enroll in Automatic Rebalancing. All rebalancing transfers as part of an Automatic
Rebalancing program are not included when counting the number of transfers each year toward the maximum number of free transfers. We do not deduct a charge for participating in an Automatic Rebalancing program. Participation in the Automatic Rebalancing program may be restricted if you are enrolled in certain other optional programs. Sub-accounts that are part of a Systematic Withdrawal program or Dollar Cost Averaging program will be excluded from an Automatic Rebalancing program.
ARE ANY ASSET ALLOCATION PROGRAMS AVAILABLE?We currently do not offer any asset allocation programs for use with your Annuity.
MAY I GIVE MY FINANCIAL PROFESSIONAL PERMISSION TO FORWARD TRANSACTION INSTRUCTIONS?Yes. Subject to our rules, your Financial
Professional may forward instructions regarding the allocation of your Account Value, and request financial transactions involving investment options. If your Financial Professional has this authority, we deem that all transactions that are directed by your
Financial Professional with respect to your Annuity have been authorized by you. You must contact us immediately if and when you revoke such authority. We will not be responsible for acting on instructions from your Financial Professional until we receive notification of the revocation of such person's authority. We may also suspend, cancel or limit these privileges at any time. We will notify you if we do.
MAY I AUTHORIZE MY THIRD PARTY INVESTMENT ADVISOR TO MANAGE MY ACCOUNT?Yes. You may engage your own investment advisor to manage your account. These investment advisors may be firms or persons who also are appointed by us, or whose affiliated broker-dealers are appointed by us, as authorized sellers of the Annuities. Even if this is the case, however, please note that the investment advisor you engage to provide advice and/or make transfers for you, is not acting on our behalf, but rather is acting on your behalf. We do not offer advice about how to allocate your Account Value under any circumstance. As such, we are not responsible for any recommendations such investment advisors make, any investment models or asset allocation programs they choose to follow or any specific transfers they make on your behalf.  Please note that if you have engaged a third-party investment advisor to provide asset allocation services with respect to your Annuity, we do not allow you to elect an optional benefit that requires investment in an asset allocation Portfolio and/or that involves mandatory Account Value transfers (e.g. Highest Daily GRO).
Any fee that is charged by your investment advisor is in addition to the fees and expenses that apply under your Annuity. If you authorize your investment advisor to withdraw amounts from your Annuity (to the extent permitted) to pay for the investment advisor's fee, as with any other withdrawal from your Annuity, you may incur adverse tax consequences and/or a CDSC Withdrawals to pay your investment advisor generally will also reduce the level of various living and death benefit guarantees provided (e.g. the withdrawals will reduce proportionately your Annuity's guaranteed minimum death benefit.) We are not a party to the agreement you have with your investment advisor and do not verify that amounts withdrawn from your Annuity, including amounts withdrawn to pay for the investment advisor's fee, are within the terms of your agreement with your investment advisor. You will, however, receive confirmations of transactions that affect your Annuity. If your investment advisor has also acted as your Financial Professional with respect to the sale of your Annuity, he or she may be receiving compensation for services provided both as a Financial Professional and investment advisor. Alternatively, the investment advisor may compensate the Financial Professional from whom you purchased your Annuity for the referral that led you to enter into your investment advisory relationship with the investment advisor. If you are interested in the details about the compensation that your investment advisor and/or your Financial Professional receive in connection with your
Annuity, you should ask them for more details.
We or an affiliate of ours may provide administrative support to licensed, registered Financial Professionals or Investment advisors who you authorize to make financial transactions on your behalf. We may require Financial Professionals or investment advisors, who are authorized by multiple contract owners to make financial transactions, to enter into an administrative agreement with Prudential
Annuities as a condition of our accepting transactions on your behalf. The administrative agreement may impose limitations on the
Financial Professional's or investment advisor's ability to request financial transactions on your behalf. These limitations are intended to minimize the detrimental impact of a Financial Professional who is in a position to transfer large amounts of money for multiple clients in a particular Portfolio or type of portfolio or to comply with specific restrictions or limitations imposed by a
Portfolio(s) of Prudential Annuities.
Please Note:  Annuities where your Financial  Professional or investment advisor has the authority to forward  instruction on financial transactions are also subject to the restrictions on transfers  between  investment  options that are discussed in the section entitled
"ARE THERE  RESTRICTIONS  OR CHARGES ON  TRANSFERS  BETWEEN  INVESTMENT  OPTIONS?"  Since  transfer  activity  directed  by a Financial
Professional or third party investment  adviser may result in unfavorable  consequences to all contract owners invested in the affected options,  we reserve the right to limit the investment  options available to a particular Owner where such authority as described above has been given to a Financial  Professional  or  investment  advisor or impose  other  transfer  restrictions  we deem  necessary.  The administrative  agreement may limit the available  investment options,  require advance notice of large  transactions,  or impose other trading  limitations on your  Financial  Professional.  Your Financial  Professional  will be informed of all such  restrictions  on an ongoing basis. We may also require that your Financial  Professional  transmit all financial  transactions using the electronic trading functionality  available through our Internet website (www.  prudentialannuities.com).Limitations  that we may impose on your Financial
Professional or investment advisor under the terms of the  administrative  agreement do not apply to financial  transactions  requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

ACCESS TO ACCOUNT VALUE
WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?During the accumulation period you can access your Account Value through partial withdrawals, Systematic Withdrawals, and where required for tax purposes, Minimum Distributions. You can also surrender your Annuity at any time. We may deduct a portion of the Account Value being withdrawn or surrendered as a CDSC, if applicable. If you surrender your Annuity, in addition to any CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits. Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free
Withdrawals." Unless you notify us differently, withdrawals are taken pro-rata based on the Account Value in the investment options at the time we receive your withdrawal request. Each of these types of distributions is described more fully below.
ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations.")
During the Accumulation Period
A distribution during the accumulation period is deemed to come first from any "gain" in your Annuity and second as a return of your
"tax basis", if any. Distributions from your Annuity are generally subject to ordinary income taxation on the amount of any investment gain unless the distribution qualifies as a non-taxable exchange or transfer. If you take a distribution prior to the taxpayer's age 59 1/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. You may wish to consult a professional tax advisor for advice before requesting a distribution.
During the Annuitization Period
During the annuitization period, a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment. The Code and regulations have "exclusionary rules" that we use to determine what portion of each annuity payment should be treated as a return of any tax basis you have in your Annuity. Once the tax basis in your Annuity has been distributed, the remaining annuity payments are taxable as ordinary income. The tax basis in your Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.
CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.To meet liquidity needs, you can withdraw a limited amount from your
Annuity during each Annuity Year without application of any CDSC. We call this the "Free Withdrawal" amount. The Free Withdrawal amount is not available if you choose to surrender your Annuity. Amounts withdrawn as a Free Withdrawal do not reduce the amount of
CDSC that may apply upon a subsequent withdrawal or surrender of your Annuity. The minimum Free Withdrawal you may request is $100.
You can also make withdrawals in excess of the Free Withdrawal amount. The minimum partial withdrawal you may request is $100.
To determine if a CDSC applies to partial withdrawals, we:1. First determine what, if any, amounts qualify as a Free Withdrawal.
These amounts are not subject to the CDSC.
2. Next determine what, if any, remaining amounts are withdrawals of Purchase Payments. Amounts in excess of the Free Withdrawal amount will be treated as withdrawals of Purchase Payments unless all Purchase Payments have been previously withdrawn. These amounts are subject to the CDSC. Purchase Payments are withdrawn on a first in, first out basis.
3. Withdraw any remaining amounts from any other Account Value. These amounts are not subject to the CDSC.You may request a withdrawal for an exact dollar amount after deduction of any CDSC that applies (called a "net withdrawal") or request a gross withdrawal from which we will deduct any CDSC that applies, resulting in less money being payable to you than the amount you requested. If you request a net withdrawal, the amount deducted from your Account Value to pay the CDSC may also be subject to a
CDSC.Partial withdrawals may also be available following annuitization but only if you choose certain annuity payment options.To request the forms necessary to make a withdrawal from your Annuity, call 1-800-752-6342  or visit our Internet Website at www.
prudentialannuities.com.
HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?The maximum Free Withdrawal amount during each Annuity Year is equal to 10% of all
Purchase Payments that are subject to a CDSC. Withdrawals made within an Annuity Year reduce the Free Withdrawal amount available for the remainder of the Annuity Year. If you do not make a withdrawal during an Annuity Year, you are not allowed to carry over the Free
Withdrawal amount to the next Annuity Year.
CAN I MAKE PERIODIC WITHDRAWALS FROM MY ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic Withdrawals." You can receive Systematic Withdrawals of earnings only or a flat dollar amount.
Systematic Withdrawals may be subject to a CDSC. We will determine whether a CDSC applies and the amount in the same way as we would for a partial withdrawal.
Systematic Withdrawals can be made from Account Value allocated to the Sub-accounts. Systematic Withdrawals are available on a monthly, quarterly, semi-annual or annual basis.
The minimum amount for each Systematic Withdrawal is $100. If any scheduled Systematic Withdrawal is for less than $100 (which may occur under a program that provides payment of an amount equal to the earnings in your Annuity for the period requested), we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.
DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTIONS 72(t) OF THE INTERNAL REVENUE CODE?Yes. If your Annuity is used as a funding vehicle for certain retirement plans that receive special tax treatment under Sections 401, 403(b), 408 or 408A of the Code, Section
72(t) of the Code may provide an exception to the 10% penalty tax on distributions made prior to age 59 1/2 if you elect to receive distributions as a series of "substantially equal periodic payments". Distributions received under these provisions in any Annuity
Year that exceed the maximum amount available as a free withdrawal will be subject to any applicable CDSC. To request a program that complies with Sections 72(t), you must provide us with certain required information in writing on a form acceptable to us. We may require advance notice to allow us to calculate the amount of 72(t) withdrawals. The Surrender Value of your Annuity must be at least
$20,000 before we will allow you to begin a program for withdrawals under Sections 72(t). The minimum amount for any such withdrawal is $100 and payments may be made monthly, quarterly, semi-annually or annually.
You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments before age 59 1/2 that are not subject to the 10% penalty.
WHAT ARE REQUIRED MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM? (See "Tax Considerations" for a further discussion of
Required Minimum Distributions.)
Required Minimum Distributions are a type of Systematic Withdrawal we allow to meet distribution requirements under Sections 401,
403(b) or 408 of the Code. Required Minimum Distribution rules do not apply to Roth IRAs during the Owner's lifetime. Under the Code, you may be required to begin receiving periodic amounts from your Annuity. In such case, we will allow you to make Systematic
Withdrawals in amounts that satisfy the Required Minimum Distribution rules under the Code. We do not assess a CDSC on Required
Minimum Distributions from your Annuity if you are required by law to take such Required Minimum Distributions from your Annuity at the time it is taken. However, a CDSC (if applicable) may be assessed on that portion of a Systematic Withdrawal that is taken to satisfy the Required Minimum Distribution provisions in relation to other savings or investment plans under other qualified retirement plans not maintained with Prudential Annuities.The amount of the Required Minimum Distribution for your particular situation may depend on other annuities, savings or investments. We will only calculate the amount of your Required Minimum
Distribution based on the value of your Annuity. We require three (3) days advance written notice to calculate and process the amount of your payments. You may elect to have Required Minimum Distributions paid out monthly, quarterly, semi-annually or annually. The
$100 minimum amount that applies to Systematic Withdrawals applies to monthly Required Minimum Distributions but does not apply to
Required Minimum Distributions taken out on a quarterly, semi-annual or annual basis.You may also annuitize your contract and begin receiving payments for the remainder of your life (or life expectancy) as a means of receiving income payments and satisfying the
Required Minimum Distribution provisions under the Code.
CAN I SURRENDER MY ANNUITY FOR ITS VALUE?Yes. During the accumulation period you can surrender your Annuity at any time. Upon surrender, you will receive the Surrender Value. Upon surrender of your Annuity, you will no longer have any rights under the surrendered Annuity.
For purposes of calculating any applicable CDSC on surrender, the Purchase Payments being withdrawn may be greater than your remaining Account Value or the amount of your withdrawal request. This is most likely to occur if you have made prior withdrawals under the Free Withdrawal provision or if your Account Value has declined in value due to negative market performance. In that scenario, we would determine the CDSC amount as the applicable percentage of the Purchase Payments being withdrawn, rather than as a percentage of the remaining Account Value or withdrawal request. Thus, the CDSC would be greater than if it were calculated as a percentage of remaining Account Value or withdrawal amount.
Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.To request the forms necessary to surrender your Annuity, call 1-800-752-6342 or visit our Internet Website at www. prudentialannuities.com.
WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?  Where permitted by law, you may request to surrender all or part of your
Annuity prior to the Annuity Date without application of any otherwise applicable CDSC upon occurrence of a medically-related
"Contingency Event" as described below. If you request a full surrender, the amount payable will be your Account Value. This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
o        The Annuitant must have been named or any change of Annuitant must have been accepted by us, prior to the "Contingency
          Event" described below in order to qualify for a medically-related surrender;
o        the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
o        if the Owner is one or more natural persons, all such Owners must also be alive at such time;
o        we must receive satisfactory proof of the Annuitant's confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us;
o        this option is not available if the total Purchase Payments received exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant; and
o        no additional Purchase Payments can be made to the Annuity.
A "Contingency Event" occurs if the Annuitant is:
o        first confined in a "Medical Care Facility" while your Annuity is in force and remains confined for at least 90 days in a row; or
o        first diagnosed as having a "Fatal Illness" while your Annuity is in force.
o        The definitions of "Medical Care Facility" and "Fatal Illness," as well as additional terms and conditions, are provided in your Annuity. Specific details and definitions in relation to this benefit may differ in certain jurisdictions.
WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?We currently make available annuity options that provide fixed annuity payments. Your
Annuity provides certain fixed annuity payment options. We do not guarantee to continue to make available any other option other than the fixed annuity payment options set forth in your Annuity. Fixed options provide the same amount with each payment. Adjustable options provide a fixed payment that is periodically adjusted based on current interest rates. Please refer to the "Guaranteed
Minimum Income Benefit," the "Lifetime Five Income Benefit," the "Spousal Lifetime Five Income Benefit," the "Highest Daily Lifetime
Seven Income Benefit" and the "Spousal Highest Daily Lifetime Seven Income Benefit," under "Living Benefits" below for a description of annuity options that are available when you elect these benefits. For additional information on annuity payment options you may request a Statement of Additional Information.You may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date is required under the terms of your Annuity. The Annuity Date may depend on the annuity option you choose. Certain annuity options may not be available depending on the age of the Annuitant. See section below entitled "How and When Do I Choose the Annuity Payment Option?"
Certain of these annuity options may be available to Beneficiaries who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.You may not annuitize within the first Annuity Year.
Option 1Payments for Life: Under this option, income is payable periodically until the death of the "key life". The "key life" (as used in this section) is the person or persons upon whose life annuity payments are based. No additional annuity payments are made after the death of the key life. Since no minimum number of payments is guaranteed, this option offers the largest amount of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the key life occurs before the date the second payment was due, and no other payments nor death benefits would be payable. Under this option, you cannot make a partial or full surrender of the annuity.
Option 2Payments Based on Joint Lives: Under this option, income is payable periodically during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other payments or death benefits would be payable. Under this option, you cannot make a partial or full surrender of the annuity.
Option 3Payments for Life with a Certain Period: Under this option, income is payable until the death of the key life. However, if the key life dies before the end of the period selected (5, 10 or 15 years), the remaining payments are paid to the Beneficiary until the end of such period. Under this option, you cannot make a partial or full surrender of the annuity.
Option 4Fixed Payments for a Certain Period: Under this option, income is payable periodically for a specified number of years. If the payee dies before the end of the specified number of years, the remaining payments are paid to the Beneficiary until the end of such period. Note that under this option, payments are not based on any assumptions of life expectancy. Therefore, that portion of the Insurance Charge assessed to cover the risk that key lives outlive our expectations provides no benefit to an Owner selecting this option. Under this option, you cannot make a partial or full surrender of the annuity.We may make different annuity payment options available in the future. We do not guarantee to continue to make available any other option other than the fixed annuity payment options set forth in your contract.
HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION? Unless prohibited by law, we require that you elect either a life annuity or an annuity with a certain period of at least 5 years if any CDSC would apply were you to surrender your Annuity on the Annuity Date.
Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.You have a right to choose your Annuity Date, provided it is no later than the maximum Annuity Date that may be required by law or under the terms of your Annuity.The Annuity Date you choose must be no later than the first day of the calendar month coinciding with or next following the later of: (a) the oldest Owner's or Annuitant's 95th birthday, whichever occurs first, and (b) the fifth anniversary of the Issue Date. Certain states may have different requirements based on applicable laws.If you do not provide us with your Annuity
Date, the maximum date as described above will be the default date; and, unless you instruct us otherwise, we will pay you the annuity payments and the annuity payments, where allowed by law, will be calculated on a fixed basis under Option 3, Payments for
Life with 10 years certain. Please note that annuitization essentially involves converting your Account Value to an annuity payment stream, the length of which depends on the terms of the applicable annuity option. Thus, once annuity payments begin, your death benefit is determined solely under the terms of the applicable annuity payment option, and you no longer participate in any optional living benefit (unless you have annuitized under that benefit).
HOW ARE ANNUITY PAYMENTS CALCULATED?
Fixed Annuity PaymentsIf you choose to receive fixed annuity payments, you will receive equal fixed-dollar payments throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment frequency you select. Generally, the first annuity payment is determined by multiplying the Account Value, minus any state premium taxes that may apply, by the factor determined from our table of annuity rates. The table of annuity rates differs based on the type of annuity chosen and the frequency of payment selected. Our rates will not be less than our guaranteed minimum rates. These guaranteed minimum rates are derived from the a2000 Individual Annuity Mortality Table with an assumed interest rate of 3% per annum. Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life. Otherwise, the rates will differ according to the gender of the key life.

LIVING BENEFIT PROGRAMS
DO YOU OFFER PROGRAMS DESIGNED TO PROVIDE INVESTMENT PROTECTION FOR OWNERS WHILE THEY ARE ALIVE?Prudential Annuities offers different optional benefits, for an additional charge, that can provide investment protection for Owners while they are alive. Notwithstanding the additional protection provided under the optional Living Benefit Programs, the additional cost has the impact of reducing net performance of the investment options. Each optional benefit offers a distinct type of guarantee, regardless of the performance of the Sub-accounts, that may be appropriate for you depending on the manner in which you intend to make use of your Annuity while you are alive. Depending on which optional benefit you choose, you can have flexibility to invest in the Sub-accounts while:
o        protecting a principal amount from decreases in value as of specified future dates due to investment performance;
o        taking withdrawals with a guarantee that you will be able to withdraw not less than a principal amount over time;
o        guaranteeing a minimum amount of growth will be applied to your principal, if it is to be used as the basis for certain types of lifetime income payments; or
o        providing spousal continuation of certain benefits.
The "living benefits" that we offer under this Annuity are the, Guaranteed Return Option Plus 2008 (GRO Plus 2008), the Highest Daily
Guaranteed Return Option (Highest Daily GRO), the Guaranteed Minimum Withdrawal Benefit (GMWB), the Guaranteed Minimum Income Benefit
(GMIB), the Lifetime Five Income Benefit, the Spousal Lifetime Five Income Benefit, , the Highest Daily Lifetime Seven Income Benefit
and the Spousal Highest Daily Lifetime Seven Income Benefit. Please refer to the benefit descriptions that follow for a complete description of the terms, conditions and limitations of each optional benefit. Investment restrictions apply if you elect certain optional living benefits. See the chart in the "Investment Options" section of the Prospectus for a list of investment options available and permitted with each benefit. You should consult with your Financial Professional to determine if any of these optional benefits may be appropriate for you based on your financial needs. There are many factors to consider, but we note that among them you may want to evaluate the tax implications of these different approaches to meeting your needs, both between these benefits and in comparison to other potential solutions to your needs (e.g., comparing the tax implications of the withdrawal benefit and annuity
payments).GUARANTEED RETURN OPTION PLUS 2008 (GRO Plus 2008)
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The GRO Plus 2008 benefit described below is only being offered in those jurisdictions where we have received regulatory approval,
and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions.   Upon our
receipt of approval in a given State, we will offer only GRO Plus 2008 for new elections, rather than the existing versions of GRO.
Certain terms and conditions may differ between jurisdictions once approved.  You can elect this benefit on the Issue Date of your
Annuity, or at any time thereafter (unless you previously participated in either this benefit or Highest Daily GRO, in which case your election must be on an Annuity Anniversary).  GRO Plus 2008 is not available if you participate in any other optional living benefit.  However, GRO Plus 2008 may be elected together with any optional death benefit, other than the Highest Daily Value Death
Benefit.
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Under GRO Plus 2008, we guarantee that the Account Value on the date that the benefit is added to your Annuity (adjusted for subsequent Purchase Payments and withdrawals as detailed below) will not be any less than the original value  on the seventh anniversary of benefit election and each anniversary thereafter.  We refer to this initial guarantee as the "base guarantee."  In addition to the base guarantee, GRO Plus 2008 offers the possibility of an enhanced guarantee.  You may lock in an enhanced guarantee once per "benefit year" (i.e., a year beginning on the date you acquired the benefit and each anniversary thereafter) if your Account
Value on the Valuation Day exceeds the amount of any outstanding base guarantee or enhanced guarantee.  We guarantee that the Account
Value locked-in by that enhanced guarantee will not be any less  seven years later, and each anniversary of that date thereafter.  In addition, you may elect an automatic enhanced guarantee feature under which, if Account Value on a benefit anniversary exceeds the highest existing guarantee by 7% or more, we guarantee that such Account Value will not be any less  seven benefit anniversaries later and each benefit anniversary thereafter.  You may maintain only one enhanced guarantee in addition to your base guarantee.
Thus, when a new enhanced guarantee is created, it cancels any existing enhanced guarantee.  However, the fact that an enhanced guarantee was effected automatically on a benefit anniversary does not prevent you from "manually" locking-in an enhanced guarantee during the ensuing benefit year.  Please note that whenever an enhanced guarantee is created, we reserve the right to increase your charge for GRO Plus 2008 if we have increased the charge for new elections of the benefit generally.  You may not lock in an enhanced guarantee, either manually or through our optional automatic program, within seven years of the date by which annuity payments must commence under the terms of your Annuity. (please see "How and When Do I Choose The Annuity Payment Option?" for further information on your maximum Annuity Date).
In general, we refer to a date on which the Account Value is guaranteed to be present as the "maturity date".  If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account
Value up to the guaranteed amount.  If the maturity date is not a Valuation Day, then we would contribute such an amount on the next
Valuation Day.  We will allocate any such amount to each Sub-account (other than the "Current AST bond portfolio Sub-account"
described below) in accordance with your current allocations instructions.  Regardless of whether we need to contribute funds at the end of a guarantee period, we will at that time transfer all amounts held within the Current AST bond portfolio Sub-account
associated with the maturing guarantee to your other Sub-accounts, on a pro rata basis.   If the entire Account Value is invested in
an AST bond portfolio Sub-account, we will allocate according to your current allocation instructions.
We increase both the base guarantee and any enhanced guarantee by the amount of each Purchase Payment (and associated credits) made subsequent to the date that the guarantee was established.  For example, if the effective date of the benefit was January 1, 2009 and the Account Value was $100,000 on that date, then a $30,000 Purchase Payment made on March 30, 2009 would increase the base guarantee amount to $130,000.  As illustrated in the examples below, additional Purchase Payments also increase an amount we refer to as the
"dollar-for-dollar corridor."
The dollar-for-dollar corridor is equal to 5% of the base guarantee amount (i.e., 5% of the Account Value at benefit election).
Thereafter, the dollar-for-dollar corridor is adjusted only for subsequent Purchase Payments (i.e., 5% of the Purchase Payment is
added to the corridor amount) and "excess withdrawals" (as described below).  Thus, the creation of any enhanced guarantee has no impact on the dollar-for-dollar corridor.  Each "benefit year", withdrawals that you make that are equal to or less than the dollar-for-dollar corridor reduce both the amount of the dollar-for-dollar corridor for that benefit year plus the base guarantee
amount and the amount of any enhanced guarantee - - by the exact amount of the withdrawal.   However, if you withdraw more than the
dollar-for-dollar corridor in a given benefit year, we use the portion of the withdrawal that exceeded the dollar-for-dollar corridor to effect a proportional reduction to both the dollar-for-dollar corridor itself and each guarantee amount.  We calculate a proportional reduction by (i) identifying the amount of the withdrawal that exceeded the dollar-for-dollar corridor (the "excess withdrawal") (ii) subtracting the dollar-for-dollar amount from the Account Value prior to the withdrawal (iii) dividing the excess withdrawal by the amount in (ii), and (iv) reducing each guarantee amount, and the dollar-for-dollar corridor itself, by the percentage derived in (iii).  See examples of this calculation below. Any partial withdrawals in payment of any third party investment advisory service will be treated as withdrawals, and will reduce each guarantee amount and the dollar-for-dollar corridor in the manner indicated above.
EXAMPLES The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the GRO Plus/SM/ 2008 program are October 13, 2008; 2.) an initial Purchase Payment of $250,000; 3.) a base guarantee amount of $250,000; and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GRO Plus 2008 or other fees and charges.Example 1. Dollar-for-dollar reductionA $10,000 withdrawal is taken on November 29, 2008 (in the first Annuity Year). No prior withdrawals have been taken. As the amount withdrawn is less than the Dollar-for-dollar Limit:The base guarantee amount is reduced by the amount withdrawn (i.e., by  $10,000, from $250,000 to
$240,000).The remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).Example 2. Dollar-for-dollar and proportional reductionsA second $10,000 withdrawal is taken on December 18, 2008 (still within the first Annuity Year). The Account Value immediately before the withdrawal is $180,000. As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:the base guarantee amount is first reduced by the Remaining
Limit (from $240,000 to $237,500);The result is then further reduced by the ratio of A to B, where:    -- A is the amount withdrawn
less the Remaining Limit ($10,000 - $2,500, or $7,500).    -- B is the Account Value less the Remaining Limit ($180,000 - $2,500, or
$177,500).The resulting base guarantee amount is: $237,500 X (1 - $7,500 / $177,500), or $227,464.79.The Remaining Limit is set to
zero (0) for the balance of the first Annuity Year.KEY FEATURE-- Allocation of Account Value To allow us to make these guarantees, we monitor your Account Value according to the formula that is set forth in the schedule supplement to the rider.  Because the formula is made part of your schedule supplement, the formula applicable to you may not be altered once you elect the benefit.  However, we do reserve the right to amend the formula for newly-issued Annuities that elect GRO Plus 2008 and for existing Annuities that elect the benefit in the future.  This required allocation mechanism helps us manage our financial exposure under GRO Plus 2008, by moving assets out of certain Sub-accounts in the event of securities market declines.  In essence, we seek to preserve the value of these assets, by transferring them to a more stable option (i.e., one or more specified bond portfolios of Advanced Series Trust).  We refer to these bond portfolios collectively as the "AST bond portfolios."  The formula also contemplates the transfer of assets from an AST bond portfolio to the other Sub-accounts in certain other scenarios.  The formula itself is the same as that used for our
Highest Daily GRO benefit, and is set forth in Appendix E to this prospectus.  A summary description of each AST Bond Portfolio
appears within the prospectus section entitled "What Are The Investment   Objectives and Policies Of The Portfolios?  Upon the
initial transfer of your Account Value into an AST Bond Portfolio, we will send a prospectus for that Portfolio to you along with your confirmation.  In addition, you can find a copy of the AST Bond Portfolio prospectus by going to
www.prudentialannuities.com.Each AST bond portfolio is unique, in that its underlying investments generally mature at different times.  For example, there would be an AST bond portfolio whose underlying investments generally mature in 2015, an AST bond portfolio whose underlying investments generally mature in 2016, and so forth.  We will introduce new AST bond portfolios in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit (and the Highest
Daily GRO benefit).  If you have elected GRO Plus 2008, you may invest in an AST bond portfolio only by operation of the asset transfer formula, and thus you may not allocate Purchase Payments to such a Portfolio.  Please see this prospectus and the prospectus
for the Advanced Series Trust for more information about each AST bond portfolio used with this benefit.   Although we employ several
AST bond portfolios for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time.  In the description of the formula in the next paragraph, we refer to the AST bond portfolio Sub-account in which you are invested immediately prior to any potential asset transfer as the
"Current AST bond portfolio Sub-account."  The formula may dictate that a transfer out of the Current AST Bond Portfolio Sub-account be made, or alternatively may mandate a transfer into another AST bond portfolio Sub-account.  Any transfer into an AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability" (we refer to that Sub-account as the "Transfer AST bond portfolio Sub-account").  Note that if the Current AST bond portfolio Sub-account is associated with the current liability, then that Sub-account would be the Transfer AST bond portfolio Sub-account, and we would simply transfer additional assets into the Sub-account if such a transfer is dictated by the formula. As indicated, the AST bond portfolios are employed with this benefit to help us mitigate the financial risks under our guarantee. Thus, in accordance with the formula applicable to you under the benefit, we determine which AST bond portfolio your Account Value is transferred to, and under
what circumstances a transfer is made.   In general, the asset transfer formula works as follows (please see Appendix E).  On each
Valuation Day, the formula automatically performs an analysis with respect to each guarantee amount that is outstanding.  For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable "discount rate", would equal the applicable guarantee amount on the maturity date.  As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index  used within the financial services industry and then
reducing the rate determined by that index by a prescribed adjustment.     Once selected, we do not change the applicable benchmark
index  (although we do reserve the right to use a new benchmark index if the original benchmark is discontinued).  The greatest of each such present value is referred to as the "current liability" in the formula.  The formula compares the current liability to the amount of your Account Value held within the Current AST bond portfolio Sub-account and to your Account Value held within the other
Sub-accounts.  If the current liability, reduced by the amount held within the Current AST bond portfolio Sub-account, and divided by the amount held within your other Sub-accounts, exceeds an upper target value (currently, 0.85), then the formula will make a transfer into the Transfer AST bond portfolio Sub-account, in the amount dictated by the formula.  If the current liability, reduced by the amount held within the Current AST bond portfolio Sub-account, and divided by the amount within your other Sub-accounts, is less than a lower target value (currently, 0.79), then the formula will transfer Account Value within the Current AST bond portfolio
Sub-account into the other Sub-accounts (other than the Transfer AST bond portfolio Sub-account), in the amount dictated by the
formula.    If a significant amount of your Account Value is systematically transferred to an AST bond portfolio Sub-account to support the guarantee amounts during periods of market declines, low interest rates, and/or as the guarantee nears its maturity date, less of your Account Value may be available to participate in the investment experience of the other Sub-accounts if there is a subsequent market recovery.  During periods closer to the maturity date of the guarantee, a significant portion of your Account Value
may be allocated to an AST bond portfolio Sub-account to support any applicable guaranteed amount(s).   Election/Cancellation of the
ProgramGRO Plus 2008 can be elected on the Issue Date of your Annuity, or at any time thereafter (unless you previously participated in either this benefit or Highest Daily GRO, in which case your election must be on an Annuity Anniversary).  If you elect the benefit after the Issue Date of your Annuity, the benefit will be effective as of the Valuation Day that we receive the required documentation in good order at our home office, and the base guarantee amount will equal the Account Value on that day.  You may elect GRO Plus 2008 only if the oldest of the Owner and Annuitant is 85 or younger on the date of election.  You may cancel the GRO
Plus 2008 benefit at any time.  Upon cancellation, we will transfer any Account Value that is held in an AST bond portfolio
Sub-account to the other Sub-accounts, according to your current allocation instructions.  GRO Plus 2008 will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Account Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest annuity date, or (d) upon full surrender of the Annuity.  If you elect to terminate the program, GRO Plus 2008 will no longer provide any guarantees.  The charge for the GRO Plus 2008 program will no longer be deducted from your Account Value upon termination of the program.  Special Considerations under GRO Plus 2008  This program is subject to certain rules and restrictions, including, but not limited to the following: oUpon inception of the program, 100% of your
Account Value must be allocated to the permitted Sub-accounts.  The permitted Sub-accounts are those described in the Investment
Option section of the prospectus.  Transfers between an AST bond portfolio Sub-account and your other Sub-accounts under the program will not count toward the maximum number of free transfers allowable under the Annuity. oAny amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes. oAs the time remaining until the applicable maturity date gradually decreases, the program may become increasingly sensitive to moves to an AST bond portfolio
Sub-account. oWe currently limit the Sub-accounts in which you may allocate Account Value if you participate in this program.
Moreover, if you are invested in prohibited investment options and seek to acquire the benefit, we will ask you to reallocate to
permitted investment options as a prerequisite to acquiring the benefit.   Should we prohibit access to any investment option, any
transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an asset allocation model.
Charges under the Program We deduct a charge equal to 0.35% of the average daily net assets of the Sub-accounts for participation in the GRO Plus 2008 program. The annual charge is deducted daily.  The charge is deducted to compensate us for: (a) the risk that your
Account Value on a maturity date is less than the amount guaranteed and (b) administration of the program.  We reserve the right to increase this fee for newly-issued contracts or new elections of the benefit.  HIGHEST DAILY GUARANTEED RETURN OPTION (Highest Daily
GRO) The Highest Daily Guaranteed Return Option described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved.  You can elect this benefit on the Issue
Date of your Annuity, or at any time thereafter (unless you previously participated in either this benefit or GRO Plus 2008, in which case your election must be on an Annuity Anniversary).  Highest Daily GRO is not available if you participate in any other living benefit.  However, Highest Daily GRO may be elected together with any optional death benefit, other than the Highest Daily Value
Death Benefit.
Highest Daily GRO creates a series of separate guarantees, each of which is based on the highest Account Value attained on a day during the applicable time period.  As each year of your participation in the benefit passes, we create a new guarantee.  Each guarantee then remains in existence until the date on which it matures (unless the benefit terminates sooner).  We refer to each date on which the specified Account Value is guaranteed as the "maturity date" for that guarantee. The guarantees provided by the program
exist only on the applicable maturity date(s).   However, due to the ongoing monitoring of your Account Value, and the transfer of
Account Value to support our future guarantees, the program may provide some protection from significant market losses if you choose to surrender your Annuity or begin receiving annuity payments prior to a maturity date. For this same reason, the program may limit your ability to benefit from market increases while it is in effect. The initial guarantee is created on the day that the Highest
Daily GRO benefit is added to your Annuity.  We guarantee that your Account Value on the tenth anniversary of that day (we refer to each such anniversary as a "benefit anniversary") will not be less than your Account Value on the day that the Highest Daily GRO benefit was added to your Annuity.  Each benefit anniversary thereafter, we create a new guarantee.  With respect to each such subsequent guarantee, we identify the highest Account Value that occurred between the date of that benefit anniversary and the date on which Highest Daily GRO was added to your Annuity.  We guarantee that your Account Value ten years after that benefit anniversary will be no less than the highest daily Account Value that occurred during that time period. The following example illustrates the time period over which we identify the highest daily Account Value for purposes of each subsequent guarantee under the benefit. If the date of benefit election were January 1, 2009, we would create a guarantee on January 1, 2012 based on the highest Account Value achieved between January 1, 2009 and January 1, 2012, and that guarantee would mature on January 1, 2022.  As described below, we adjust each of the guarantee amounts for purchase payments and withdrawals.
In general, we refer to a date on which the Account Value is guaranteed to be present as the "maturity date".  If the Account Value on the maturity date is less than the guaranteed amount, we will contribute funds from our general account to bring your Account
Value up to the guaranteed amount.  If the maturity date is not a Valuation Day, then we would contribute such an amount on the next
Valuation Day.  We will allocate any such amount to each Sub-account (other than the "Current AST bond portfolio Sub-account described below) in accordance with your current allocations instructions.  Regardless of whether we need to contribute funds at the end of a guarantee period, we will at that time transfer all amounts held within the AST bond portfolio Sub-account associated with
the maturing guarantee to your other Sub-accounts, on a pro rata basis.   If the entire account value is invested in the AST bond
portfolio Sub-account, we will allocate according to your current allocation instructions.
We increase the amount of each guarantee that has not yet reached its maturity date, as well as the highest daily Account Value that we calculate to establish a guarantee, by the amount of each Purchase Payment made prior to the applicable maturity date.  For example, if the effective date of the benefit was January 1, 2009, and there was an initial guaranteed amount that was set at
$100,000 maturing January 1, 2019, and a second guaranteed amount that was set at $120,000 maturing January 1, 2020, then a $30,000
Purchase Payment made on March 30, 2009 would increase the guaranteed amounts to $130,000 and $150,000, respectively.  As illustrated in the examples below, additional Purchase Payments also increase an amount we refer to as the "dollar-for-dollar corridor."
We reflect the effect of withdrawals by reference to an amount called the "dollar-for-dollar corridor."  The dollar-for-dollar corridor is set initially to equal 5% of the initial guaranteed amount (i.e., 5% of the Account Value at benefit election).  Each
"benefit year" (i.e., a year that begins on the date of election of Highest Daily GRO and each anniversary thereafter), withdrawals that you make that are equal to or less than the dollar-for-dollar corridor reduce (i) the amount of the dollar-for-dollar corridor for that benefit year (ii) the amount of each outstanding guarantee amount, and (iii) the highest daily Account Value that we
calculate to establish a guarantee, by the exact amount of the withdrawal.   However, if you withdraw more than the dollar-for-dollar
corridor in a given benefit year, we use the portion of the withdrawal that exceeded the dollar-for-dollar corridor to effect a proportional reduction to both the dollar-for-dollar corridor itself and each outstanding guaranteed amount, as well as the highest daily Account Value that we calculate to establish a guarantee.  We calculate a proportional reduction by (i) identifying the amount of the withdrawal that exceeded the dollar-for-dollar corridor (the "excess withdrawal") (ii) subtracting the dollar-for-dollar amount from the Account Value prior to the withdrawal (iii) dividing the excess withdrawal by the amount in (ii), and (iv) reducing each guaranteed amount, as well as the highest daily Account Value that we calculate to establish a guarantee and the dollar for dollar corridor itself, by the percentage derived in (iii).  See examples of this calculation below.Any partial withdrawals in payment of any third party investment advisory service will be treated as withdrawals, and will reduce each applicable guaranteed amount and the dollar-for-dollar corridor in the manner indicated above.  EXAMPLES  The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the Highest Daily GRO program are October 13, 2008;
2.) an initial Purchase Payment of $250,000; 3.) an initial guarantee amount of $250,000; and 4.) a dollar-for-dollar limit of
$12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for Highest Daily GRO or other fees and charges.Example 1. Dollar-for-dollar reductionA $10,000 withdrawal is taken on November 29, 2008 (in the first Annuity
Year). No prior withdrawals have been taken. As the amount withdrawn is less than the Dollar-for-dollar Limit:The initial guarantee amount is reduced by the amount withdrawn (i.e., by  $10,000, from $250,000 to $240,000).The remaining dollar-for-dollar limit
("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to
$2,500).Example 2. Dollar-for-dollar and proportional reductionsA second $10,000 withdrawal is taken on December 18, 2008 (still within the first Annuity Year). The Account Value immediately before the withdrawal is $180,000. As the amount withdrawn exceeds the
Remaining Limit of $2,500 from Example 1:the initial guarantee amount is first reduced by the Remaining Limit (from $240,000 to
$237,500);The result is then further reduced by the ratio of A to B, where:    -- A is the amount withdrawn less the Remaining Limit
($10,000 - $2,500, or $7,500).    -- B is the Account Value less the Remaining Limit ($180,000 - $2,500, or $177,500).The resulting initial guarantee amount is: $237,500 X (1 - $7,500 / $177,500), or $227,464.79.The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.KEY FEATURE-- Allocation of Account Value To allow us to make these guarantees, we monitor your
Account Value according to the formula that is set forth in the schedule supplement to the rider.  Because the formula is made part of your schedule supplement, the formula may not be altered.  However, we do reserve the right to amend the formula for newly-issued annuity contracts that elect Highest Daily GRO and for existing contracts that elect the benefit post-issue.  This required allocation mechanism helps us manage our financial exposure under Highest Daily GRO, by moving assets out of certain Sub-accounts in certain scenarios.  In essence, we seek to preserve the value of these assets, by transferring them to a more stable option (i.e., one of a specified group of bond portfolios within Advanced Series Trust) (collectively, the "AST Bond Portfolios").  The formula also contemplates the transfer of assets from the AST Bond Portfolios to the other Sub-accounts in other scenarios.
For purposes of operating the Highest Daily GRO formula, we have included as investment options within this Annuity several AST bond portfolios.  Each AST bond portfolio is unique, in that its underlying investments generally mature at the same time as each outstanding maturity date that exists under the benefit.  For example, there would be an AST bond portfolio whose underlying investments generally mature in 2018 (corresponding to all guarantees that mature in 2018), an AST Bond Portfolio whose underlying investments generally mature in 2019 (corresponding to all guarantees that mature in 2019), and so forth.  We will introduce new AST bond portfolios in subsequent years, to correspond generally to the length of new guarantee periods that are created under this benefit.  If you have elected Highest Daily GRO, you may invest in an AST bond portfolio only by operation of the asset transfer formula, and thus you may not allocate Purchase Payments to such a Portfolio.  Please see this prospectus and the prospectus for the
Advanced Series Trust for more information about each AST bond portfolio used with this benefit.  A summary description of each AST
Bond Portfolio appears within the prospectus section entitled "What Are The Investment Objectives and Policies Of The Portfolios?"
Upon the initial transfer of your Account Value into an AST Bond Portfolio, we will send a prospectus for that Portfolio to you along with your confirmation.  In addition, you can find a copy of the AST Bond Portfolio prospectus by going to
www.prudentialannuities.com.
Although we employ several AST bond portfolios for purposes of the benefit, the formula described in the next paragraph operates so that your Account Value may be allocated to only one AST bond portfolio Sub-account at one time.  In the description of the formula in the next paragraph, we refer to the AST bond portfolio Sub-account in which you are invested immediately prior to any potential asset transfer as the "Current AST bond portfolio Sub-account."  The formula may dictate that a transfer out of the Current AST bond portfolio Sub-account be made, or alternatively may mandate a transfer into an AST bond portfolio Sub-account.  Any transfer into an
AST bond portfolio Sub-account will be directed to the AST bond portfolio Sub-account associated with the "current liability" (we refer to that Sub-account as the "Transfer AST bond portfolio Sub-account").  Note that if the Current AST bond portfolio Sub-account is associated with the current liability, then that Sub-account would be the Transfer AST bond portfolio Sub-account, and we would
simply transfer additional assets into the Sub-account if dictated by the formula.     In general, the asset transfer formula works
as follows.  On each Valuation Day, the formula automatically performs an analysis with respect to each guarantee that is outstanding.  For each outstanding guarantee, the formula begins by determining the present value on that Valuation Day that, if appreciated at the applicable "discount rate", would equal the applicable guarantee amount on the maturity date.  As detailed in the formula, the discount rate is an interest rate determined by taking a benchmark index used within the financial services industry and
then reducing that interest rate by a prescribed adjustment.    Once selected, we do not change the applicable benchmark index
(although we do reserve the right to use a new benchmark index if the original benchmark is discontinued).  The greatest of each such present value is referred to as the "current liability" in the formula.  The formula compares the current liability to the amount of your Account Value held within the Current AST bond portfolio Sub-account and to your Account Value held within the other
Sub-accounts.  If the current liability, reduced by the amount held within the Current AST bond portfolio Sub-account, and divided by the amount held within your other Sub-accounts, exceeds an upper target value (currently, 0.85), then the formula will make a transfer into the Transfer AST bond portfolio Sub-account, in the amount dictated by the formula.  If the current liability, reduced by the amount held within the Current AST bond portfolio Sub-account, and divided by the amount within your other Sub-accounts, is less than a lower target value (currently, 0.79), then the formula will transfer Account Value within the Current AST bond portfolio
Sub-account into the other Sub-accounts (other than the Transfer AST bond portfolio Sub-account), in the amount dictated by the
formula.    If a significant amount of your Account Value is systematically transferred to an AST bond portfolio Sub-account to support the guarantee amounts during periods of market declines, low interest rates, and/or as the guarantee nears its maturity date, less of your Account Value may be available to participate in the investment experience of the other Sub-accounts if there is a subsequent market recovery.  During periods closer to the maturity date of the guarantee, a significant portion of your Account Value
may be allocated to an AST bond portfolio Sub-account to support any applicable guaranteed amount(s).   Election/Cancellation of the
ProgramHighest Daily GRO can be elected on the Issue Date of your Annuity, or at any time thereafter (unless you previously participated in either this benefit or GRO Plus 2008, in which case your election must be on an Annuity Anniversary).  If you elect the benefit after the Issue Date of your Annuity, the benefit will be effective as of the Valuation Day that we receive the required documentation in good order at our home office, and the initial guaranteed amount will equal the Account Value on that day.  You may elect Highest Daily GRO only if the oldest of the Owner and Annuitant is 85 or younger on the date of election.  If you currently
participate in one of the original versions of GRO, you may terminate that benefit at any time and elect Highest Daily GRO.    You
may cancel Highest Daily GRO at any time.  Upon cancellation, we will transfer any Account Value that is held in an AST bond portfolio Sub-account to the other Sub-accounts, according to your current allocation instructions.  Highest Daily GRO will terminate automatically upon: (a) the death of the Owner or the Annuitant (in an entity owned contract), unless the Annuity is continued by the surviving spouse; (b) as of the date Account Value is applied to begin annuity payments; (c) as of the anniversary of benefit election that immediately precedes the contractually-mandated latest annuity date, or (d) upon full surrender of the Annuity.  If you elect to terminate the program, Highest Daily GRO will no longer provide any guarantees.  The charge for the Highest Daily GRO program will no longer be deducted from your Account Value upon termination of the program.  Special Considerations under Highest
Daily GRO  This program is subject to certain rules and restrictions, including, but not limited to the following: oUpon inception of the program, 100% of your Account Value must be allocated to the permitted Sub-accounts.  The permitted Sub-accounts are those
described in the Investment Option section of this prospectus.    oTransfers from the other Sub-accounts to an AST bond portfolio
Sub-account or from an AST bond portfolio Sub-account to the other Sub-accounts under the program will not count toward the maximum number of free transfers allowable under the Annuity. oAny amounts applied to your Account Value by us on a maturity date will not be treated as "investment in the contract" for income tax purposes. oAs the time remaining until the applicable maturity date gradually decreases, the program may become increasingly sensitive to moves to an AST bond portfolio Sub-account. oWe currently limit the
Sub-accounts in which you may allocate Account Value if you participate in this program.  We reserve the right to transfer any
Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an asset allocation model.
Charges under the Program We deduct an annual charge equal to 0.35% of the average daily net assets of the Sub-accounts (including each AST bond portfolio Sub-account) for participation in the Highest Daily GRO program. The charge is deducted daily.  The charge is deducted to compensate us for: (a) the risk that your Account Value on the maturity date is less than the amount guaranteed and (b)
administration of the program.  We reserve the right to increase this fee for newly-issued contracts or new elections of the benefit.
GUARANTEED MINIMUM WITHDRAWAL BENEFIT (GMWB)
The Guaranteed Minimum Withdrawal Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Withdrawal Benefit program is not available if you elect the Guaranteed Return Option Plus 2008, the Guaranteed Minimum Income Benefit, the Lifetime Five Income Benefit, the Spousal Lifetime
Five Income Benefit, the Highest Daily Lifetime Seven Income Benefit or Spousal Highest Daily Lifetime Seven Benefit.
We offer a program that guarantees your ability to withdraw amounts equal to an initial principal value (called the "Protected
Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. The program may be appropriate if you intend to make periodic withdrawals from your Annuity and wish to ensure that market performance will not affect your ability to protect your principal. You are not required to make withdrawals as part of the program - the guarantee is not lost if you withdraw less than the maximum allowable amount of principal each year under the rules of the program. There is an additional charge if you elect the GMWB program; however, the charge may be waived under certain circumstances described below.Key Feature - Protected Value
The Protected Value is the total amount that we guarantee will be available to you through withdrawals from your Annuity and/or benefit payments, regardless of the impact of market performance on your Account Value. The Protected Value is reduced with each withdrawal you make until the Protected Value is reduced to zero. When the Protected Value is reduced to zero due to your withdrawals, the GMWB program terminates. Additionally, the Protected Value is used to determine the maximum annual amount that you can withdraw from your Annuity, called the Protected Annual Withdrawal Amount, without triggering an adjustment in the Protected
Value on a proportional basis. The Protected Value is referred to as the "Benefit Base" in the rider we issue for this benefit.The
Protected Value is determined as of the date you make your first withdrawal under your Annuity following your election of the GMWB program. The initial Protected Value is equal to the greater of (A) the Account Value on the date you elect the GMWB program, plus any additional Purchase Payments before the date of your first withdrawal; or (B) the Account Value as of the date of the first withdrawal from your Annuity. The Protected Value may be enhanced by increases in your Account Value due to market performance during the period between your election of the GMWB program and the date of your first withdrawal.
o        If you elect the GMWB program at the time you purchase your Annuity, the Account Value will be your initial Purchase Payment.
o        If we offer the GMWB program to existing Annuity Owners, the Account Value on the anniversary of the Issue Date of your

         Annuity following your election of the GMWB program will be used to determine the initial Protected Value.
o        If you make additional Purchase Payments after your first withdrawal, the Protected Value will be increased by the amount of the additional Purchase Payment.
You may elect to step-up your Protected Value if, due to positive market performance, your Account Value is greater than the
Protected Value. You are eligible to step-up the Protected Value on or after the 5th Annuity anniversary following the first withdrawal under the GMWB program. The Protected Value can be stepped up again on or after the 5th Annuity anniversary following the preceding step-up. If you elect to step-up the Protected Value, you must do so during the 30-day period prior to your eligibility date. If you elect to step-up the Protected Value under the program, and on the date you elect to step-up, the charges under the GMWB program have changed for new purchasers, your program may be subject to the new charge going forward.
Upon election of the step-up, we reset the Protected Value to be equal to the then current Account Value. For example, assume your initial Protected Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the Protected Value to $60,000. On the date you are eligible to step-up the Protected Value, your Account Value is equal to $75,000. You could elect to step-up the
Protected Value to $75,000 on the date you are eligible. Upon election of the step-up, we also reset the Protected Annual Withdrawal
Amount (discussed immediately below) to be equal to the greater of (A) the Protected Annual Withdrawal Amount immediately prior to the reset; and (B) 7% of the Protected Value immediately after the reset.
Key Feature - Protected Annual Withdrawal Amount The initial Protected Annual Withdrawal Amount is equal to 7% of the Protected
Value. Under the GMWB program, if your cumulative withdrawals each Annuity Year are less than or equal to the Protected Annual
Withdrawal Amount, your Protected Value will be reduced on a "dollar-for-dollar" basis (the Protected Value is reduced by the actual amount of the withdrawal, including any CDSC that may apply). Cumulative withdrawals in any Annuity Year that exceed the Protected
Annual Withdrawal Amount trigger a proportional adjustment to both the Protected Value and the Protected Annual Withdrawal Amount, as
described in the rider for this benefit (see the examples of this calculation below). The Protected Annual Withdrawal Amount is referred to as the "Maximum Annual Benefit" in the rider we issue for this benefit.
The GMWB program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Protected Annual Withdrawal Amount. You are not required to withdraw all or any portion of the Protected Annual
Withdrawal Amount each Annuity Year.
o        If, cumulatively, you withdraw an amount less than the Protected Annual Withdrawal Amount in any Annuity Year, you cannot carry-over the unused portion of the Protected Annual Withdrawal Amount to subsequent Annuity Years. However, because the
         Protected Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Protected
         Annual Withdrawal Amount may extend the period of time until the remaining Protected Value is reduced to zero.
o        Additional Purchase Payments will increase the Protected Annual Withdrawal Amount by 7% of the applicable Purchase Payment.
o        If the Protected Annual Withdrawal Amount after an adjustment exceeds the Protected Value, the Protected Annual Withdrawal
         Amount will be set equal to the Protected Value.
The following examples of dollar-for dollar and proportional reductions and the reset of the Maximum Annual Benefit assume that: 1.)
the Issue Date and the effective date of the GMWB program are October 13, 2005; 2.) an initial Purchase Payment of $250,000 3.) a
Protected Value of $250,000; and 4.) a Protected Annual Withdrawal Amount of $17,500 (7% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMWB or any other fees and charges.
Example 1. Dollar-for-dollar reduction
A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity Year). No prior withdrawals have been taken. As the amount withdrawn is less than the Protected Annual Withdrawal Amount:The Protected Value is reduced by the amount withdrawn (i.e., by
$10,000, from $250,000 to $240,000).The remaining Protected Annual Withdrawal Amount for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $17,500 to $7,500).
Example 2. Dollar-for-dollar and proportional reductions A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). The Account Value immediately before the withdrawal is $220,000. As the amount withdrawn exceeds the remaining
Protected Annual Withdrawal Amount of $7,500 from Example 1:the Protected Value is first reduced by the remaining Protected Annual
Withdrawal Amount (from $240,000 to $232,500);
The result is then further reduced by the ratio of A to B, where: -- A is the amount withdrawn less the remaining Protected Annual
Withdrawal Amount ($10,000 - $7,500, or $2,500).
-- B is the Account Value less the remaining Protected Annual Withdrawal Amount ($220,000 - $7,500, or $212,500). The resulting
Protected Value is: $232,500 X (1 - $2,500/$212,500), or $229,764.71.the Protected Annual Withdrawal Amount is also reduced by the ratio of A to B: The resulting Protected Annual Withdrawal Amount is: $17,500 X (1 - $2,500/$212,500), or $17,294.12.-- The remaining
Protected Annual Withdrawal Amount is set to zero (0) for the balance of the first Annuity Year.
Example 3. Reset of the Maximum Annual Benefit A $10,000 withdrawal is made on October 13, 2006 (second Annuity Year). The remaining
Protected Annual Withdrawal Amount has been reset to the Protected Annual Withdrawal Amount of $17,294.12 from Example 2. As the amount withdrawn is less than the remaining Protected Annual Withdrawal Amount:the Protected Value is reduced by the amount withdrawn
(i.e., reduced by $10,000, from $229,764.71 to $219,764.71).the remaining Protected Annual Withdrawal Amount for the balance of the second Annuity Year is also reduced by the amount withdrawn (from $17,294.12 to $7,294.12).
BENEFITS UNDER THE GMWB PROGRAMIn addition to any withdrawals you make under the GMWB program, market performance may reduce your
Account Value. If your Account Value is equal to zero, and you have not received all of your Protected Value in the form of withdrawals from your Annuity, we will continue to make payments equal to the remaining Protected Value in the form of fixed, periodic payments until the remainder of the Protected Value is paid, at which time the rider terminates. The fixed, periodic payments will each be equal to the Protected Annual Withdrawal Amount, except for the last payment which may be equal to the remaining Protected Value. We will determine the duration for which periodic payments will continue by dividing the Protected Value by the Protected Annual Withdrawal Amount. You will not have the right to make additional Purchase Payments or receive the remaining
Protected Value in a lump sum. You can elect the frequency of payments, subject to our rules then in effect.
If the death benefit under your Annuity becomes payable before you have received all of your Protected Value in the form of withdrawals from your Annuity, your Beneficiary has the option to elect to receive the remaining Protected Value as an alternate death benefit payout in lieu of the amount payable under any other death benefit provided under your Annuity. The remaining Protected
Value will be payable in the form of fixed, periodic payments. Your beneficiary can elect the frequency of payments, subject to our rules then in effect. We will determine the duration for which periodic payments will continue by dividing the Protected Value by the
Protected Annual Withdrawal Amount. The Protected Value is not equal to the Account Value for purposes of the Annuity's other death benefit options. The GMWB program does not increase or decrease the amount otherwise payable under the Annuity's other death benefit options. Generally, the GMWB program would be of value to your Beneficiary only when the Protected Value at death exceeds any other amount available as a death benefit.
If you elect to begin receiving annuity payments before you have received all of your Protected Value in the form of withdrawals from your Annuity, an additional annuity payment option will be available that makes fixed annuity payments for a certain period, determined by dividing the Protected Value by the Protected Annual Withdrawal Amount. If you elect to receive annuity payments calculated in this manner, the assumed interest rate used to calculate such payments will be 0%, which is less than the assumed interest rate on other annuity payment options we offer. This 0% assumed interest rate results in lower annuity payments than what would have been paid if the assumed interest rate was higher than 0%. You can also elect to terminate the GMWB program and begin receiving annuity payments based on your then current Account Value (not the remaining Protected Value) under any of the available annuity payment options.
Other Important ConsiderationsWithdrawals under the GMWB program are subject to all of the terms and conditions of your Annuity, including any CDSC that may apply.Withdrawals made while the GMWB program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity.
The GMWB program does not directly affect your Annuity's Account Value or Surrender Value, but any withdrawal will decrease the
Account Value by the amount of the withdrawal. If you surrender your Annuity, you will receive the current Surrender Value, not the
Protected Value. You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the GMWB program. The GMWB program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Value in the form of periodic benefit payments.
We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this program. We reserve the right to transfer any Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an asset allocation model.
Election of the Program
Currently, the GMWB program can only be elected at the time that you purchase your Annuity. In the future, we may offer existing
Annuity Owners the option to elect the GMWB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMWB program after the Issue Date of your Annuity, the program will be effective as of the next anniversary date. Your Account Value as of such anniversary date will be used to calculate the initial Protected Value and the initial Protected Annual Withdrawal Amount.We reserve the right to restrict the maximum amount of Protected Value that may be covered under the GMWB program under this Annuity or any other annuities that you own that are issued by Prudential Annuities or its affiliated companies.
Termination of the Program
The program terminates automatically when your Protected Value reaches zero based on your withdrawals. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective. The program terminates upon your surrender of your Annuity, upon due proof of death (unless your surviving spouse elects to continue your Annuity and the GMWB program or your Beneficiary elects to receive the amounts payable under the GMWB program in lieu of the death benefit) or upon your election to begin receiving annuity payments.
The charge for the GMWB program will no longer be deducted from your Account Value upon termination of the program.Charges under the
ProgramCurrently, we deduct a charge equal to 0.35% of the average daily net assets of the Sub-accounts per year to purchase the GMWB program. The annual charge is deducted daily.
If, during the seven years following the effective date of the program, you do not make any withdrawals, and do not make any additional Purchase Payments after a five-year period following the effective date of the program, the program will remain in effect;
however, we will waive the annual charge going forward. If you make an additional Purchase Payment following the waiver of the annual charge, we will begin charging for the program. After year seven (7) following the effective date of the program, withdrawals will not cause a charge to be re-imposed.
If you elect to step-up the Protected Value under the program, and on the date you elect to step-up, the charges under the program have changed for new purchasers, your program may be subject to the new charge level for the benefit.
Additional Tax Considerations for Qualified Contracts/ArrangementsIf you purchase an Annuity as an investment vehicle for "qualified"
investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the required minimum distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70
1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Protected Annual Withdrawal Amount, which will cause us to recalculate the Protected Value and the Protected Annual Withdrawal Amount, resulting in a lower amount payable in future Annuity
Years. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as required minimum distribution provisions under the tax law.
GUARANTEED MINIMUM INCOME BENEFIT (GMIB)The Guaranteed Minimum Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval, and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, the program can only be elected by new purchasers on the Issue Date of their Annuity. We may offer the program to existing Annuity
Owners in the future, subject to our eligibility rules and restrictions. The Guaranteed Minimum Income Benefit program is not available if you elect any other optional living benefit.
We offer a program that, after a seven-year waiting period, guarantees your ability to begin receiving income from your Annuity in the form of annuity payments based on a guaranteed minimum value (called the "Protected Income Value") that increases after the waiting period begins, regardless of the impact of market performance on your Account Value. The program may be appropriate for you if you anticipate using your Annuity as a future source of periodic fixed income payments for the remainder of your life and wish to ensure that the basis upon which your income payments will be calculated will achieve at least a minimum amount despite fluctuations in market performance. There is an additional charge if you elect the GMIB program.
Key Feature - Protected Income Value
The Protected Income Value is the minimum amount that we guarantee will be available (net of any applicable tax charge), after a waiting period of at least seven years, as a basis to begin receiving fixed annuity payments. The Protected Income Value is initially established on the effective date of the GMIB program and is equal to your Account Value on such date. Currently, since the GMIB program may only be elected at issue, the effective date is the Issue Date of your Annuity. The Protected Income Value is increased daily based on an annual growth rate of 5%, subject to the limitations described below. The Protected Income Value is referred to as the "Protected Value" in the rider we issue for this benefit. The 5% annual growth rate is referred to as the "Roll-Up Percentage" in the rider we issue for this benefit.
The Protected Income Value is subject to a limit of 200% (2X) of the sum of the Protected Income Value established on the effective date of the GMIB program, or the effective date of any step-up value, plus any additional Purchase Payments made after the waiting period begins ("Maximum Protected Income Value"), minus the sum of any reductions in the Protected Income Value due to withdrawals you make from your Annuity after the waiting period begins.
Subject to the maximum age/durational limits described immediately below, we will no longer increase the Protected Income Value by the 5% annual growth rate once you reach the Maximum Protected Income Value. However, we will increase the Protected Income Value by the amount of any additional Purchase Payments after you reach the Maximum Protected Income Value. Further, if you make withdrawals after you reach the Maximum Protected Income Value, we will reduce the Protected Income Value and the Maximum Protected Income Value
by the proportional impact of the withdrawal on your Account Value.
Subject to the Maximum Protected Income Value, we will no longer increase the Protected Income Value by the 5% annual growth rate after the later of the anniversary date on or immediately following the Annuitant's 80/th /birthday or the 7/th /anniversary of the later of the effective date of the GMIB program or the effective date of the most recent step-up. However, we will increase the
Protected Income Value by the amount of any additional Purchase Payments. Further, if you make withdrawals after the Annuitant reaches the maximum age/duration limits, we will reduce the Protected Income Value and the Maximum Protected Income Value by the
proportional impact of the withdrawal on your Account Value.
Subject to the Maximum Protected Income Value, if you make an additional Purchase Payment, we will increase the Protected Income
Value by the amount of the Purchase Payment  and will apply the 5% annual growth rate on the new amount from the date the Purchase
Payment is applied.
As described below, after the waiting period begins, cumulative withdrawals each Annuity Year that are up to 5% of the Protected
Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value by the amount of the withdrawal.
Cumulative withdrawals each Annuity Year in excess of 5% of the Protected Income Value on the prior anniversary of your Annuity will reduce the Protected Income Value proportionately. All withdrawals after the Maximum Protected Income Value is reached will reduce the Protected Income Value proportionately. The 5% annual growth rate will be applied to the reduced Protected Income Value from the date of the withdrawal.
Stepping-Up the Protected Income Value - You may elect to "step-up" or "reset" your Protected Income Value if your Account Value is greater than the current Protected Income Value. Upon exercise of the step-up provision, your initial Protected Income Value will be reset equal to your current Account Value. From the date that you elect to step-up the Protected Income Value, we will apply the 5%
annual growth rate to the stepped-up Protected Income Value, as described above. You can exercise the step-up provision twice while the GMIB program is in effect, and only while the Annuitant is less than age 76.
A new seven-year waiting period will be established upon the effective date of your election to step-up the Protected Income Value.
You cannot exercise your right to begin receiving annuity payments under the GMIB program until the end of the new waiting period. In light of this waiting period upon resets, it is not recommended that you reset your GMIB if the required beginning date under IRS minimum distribution requirements would commence during the 7 year waiting period. See "Tax Considerations" section in this prospectus for additional information on IRS requirements.
The Maximum Protected Income Value will be reset as of the effective date of any step-up. The new Maximum Protected Income Value will be equal to 200% of the sum of the Protected Income Value as of the effective date of the step-up plus any subsequent Purchase
Payments , minus the impact of any withdrawals after the date of the step-up.
When determining the guaranteed annuity purchase rates for annuity payments under the GMIB program, we will apply such rates based on the number of years since the most recent step-up.
If you elect to step-up the Protected Income Value under the program, and on the date you elect to step-up, the charges under the
GMIB program have changed for new purchasers, your program may be subject to the new charge going forward.
A step-up will increase the dollar for dollar limit on the anniversary of the Issue Date of the Annuity following such step-up.
Impact of Withdrawals on the Protected Income Value - Cumulative withdrawals each Annuity Year up to 5% of the Protected Income Value will reduce the Protected Income Value on a "dollar-for-dollar" basis (the Protected Income Value is reduced by the actual amount of the withdrawal). Cumulative withdrawals in any Annuity Year in excess of 5% of the Protected Income Value will reduce the Protected
Income Value proportionately (see the examples of this calculation below). The 5% annual withdrawal amount is determined on each anniversary of the Issue Date (or on the Issue Date for the first Annuity Year) and applies to any withdrawals during the Annuity
Year. This means that the amount available for withdrawals each Annuity Year on a "dollar-for-dollar" basis is adjusted on each
Annuity anniversary to reflect changes in the Protected Income Value during the prior Annuity Year.
The following examples of dollar-for-dollar and proportional reductions assume that: 1.) the Issue Date and the effective date of the
GMIB program are October 13, 2005; 2.) an initial Purchase Payment of $250,000 ; 3.) an initial Protected Income Value of $250,000;
and 4.) a dollar-for-dollar limit of $12,500 (5% of $250,000). The values set forth here are purely hypothetical and do not reflect the charge for GMIB or any other fees and charges.
Example 1. Dollar-for-dollar reduction
A $10,000 withdrawal is taken on November 13, 2005 (in the first Annuity Year). No prior withdrawals have been taken. Immediately prior to the withdrawal, the Protected Income Value is $251,038.10 (the initial value accumulated for 31 days at an annual effective rate of 5%). As the amount withdrawn is less than the dollar-for-dollar limit:
o        the Protected Income Value is reduced by the amount withdrawn (i.e., by $10,000, from $251,038.10 to $241,038.10).
o        the remaining dollar-for-dollar limit ("Remaining Limit") for the balance of the first Annuity Year is also reduced by the amount withdrawn (from $12,500 to $2,500).
Example 2. Dollar-for-dollar and proportional reductions A second $10,000 withdrawal is taken on December 13, 2005 (still within the first Annuity Year). Immediately before the withdrawal, the Account Value is $220,000 and the Protected Income Value is $242,006.64.
As the amount withdrawn exceeds the Remaining Limit of $2,500 from Example 1:the Protected Income Value is first reduced by the
Remaining Limit (from $242,006.64 to $239,506.64);the result is then further reduced by the ratio of A to B, where:-- A is the amount withdrawn less the Remaining Limit ($10,000 - $2,500, or $7,500).
-- B is the Account Value less the Remaining Limit ($220,000 - $2,500, or $217,500).The resulting Protected Income Value is:
$239,506.64 X (1 - $7,500/$217,500), or $231,247.79.The Remaining Limit is set to zero (0) for the balance of the first Annuity Year.
Example 3. Reset of the Dollar-for-dollar Limit A $10,000 withdrawal is made on the first anniversary of the Issue Date, October 13,
2006 (second Annuity Year). Prior to the withdrawal, the Protected Income Value is $240,838.37. The Remaining Limit is reset to 5% of this amount, or $12,041.92. As the amount withdrawn is less than the dollar-for-dollar limit:the Protected Income Value is reduced by the amount withdrawn (i.e., reduced by $10,000, from $240,838.37 to $230,838.37).the Remaining Limit for the balance of the second
Annuity Year is also reduced by the amount withdrawn (from $12,041.92 to $2,041.92).
Key Feature - GMIB Annuity PaymentsYou can elect to apply the Protected Income Value to one of the available GMIB Annuity Payment
Options on any anniversary date following the initial waiting period, or any subsequent waiting period established upon your election to step-up the Protected Income Value. Once you have completed the waiting period, you will have a 30-day period each year, prior to the Annuity anniversary, during which you may elect to begin receiving annuity payments under one of the available GMIB Annuity
Payment Options. You must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's Issue Date on or immediately following the Annuitant's or your 95th birthday (whichever is sooner), except for Annuities used as a funding vehicle for an IRA, SEP IRA or 403(b), in which case you must elect one of the GMIB Annuity Payment Options by the anniversary of the Annuity's
Issue Date on or immediately following the Annuitant's 92nd birthday.Your Annuity or state law may require you to begin receiving annuity payments at an earlier date.
The amount of each GMIB Annuity Payment will be determined based on the age and, where permitted by law, sex of the Annuitant by applying the Protected Income Value (net of any applicable tax charge that may be due) to the GMIB Annuity Payment Option you choose.
We use special annuity purchase rates to calculate the amount of each payment due under the GMIB Annuity Payment Options. These special rates for the GMIB Annuity Payment Options are calculated using an assumed interest rate factor that provides for lower growth in the value applied to produce annuity payments than if you elected an annuity payment option that is not part of the GMIB program. These special rates also are calculated using other factors such as "age setbacks" (use of an age lower than the Annuitant's actual age) that result in lower payments than would result if you elected an annuity payment option that is not part of the GMIB program. Use of an age setback entails a longer assumed life for the Annuitant which in turn results in lower annuity payments.
On the date that you elect to begin receiving GMIB Annuity Payments, we guarantee that your payments will be calculated based on your
Account Value and our then current annuity purchase rates if the payment amount calculated on this basis would be higher than it would be based on the Protected Income Value and the special GMIB annuity purchase rates.
GMIB Annuity Payment Option 1 - Payments for Life with a Certain Period Under this option, monthly annuity payments will be made until the death of the Annuitant. If the Annuitant dies before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.
GMIB Annuity Payment Option 2 - Payments for Joint Lives with a Certain Period Under this option, monthly annuity payments will be made until the death of both the Annuitant and the Joint Annuitant. If the Annuitant and the Joint Annuitant die before having received 120 monthly annuity payments, the remainder of the 120 monthly annuity payments will be made to the Beneficiary.
If the Annuitant dies first, we will continue to make payments until the later of the death of the Joint Annuitant and the end of the period certain. However, if the Joint Annuitant is still receiving annuity payments following the end of the certain period, we will reduce the amount of each subsequent payment to 50% of the original payment amount.

If the Joint Annuitant dies first, we will continue to make payments until the later of the death of the Annuitant and the end of the period certain.
You cannot withdraw your Account Value or the Protected Income Value under either GMIB Annuity Payment Option once annuity payments have begun. We may make other payout frequencies available, such as quarterly, semi-annually or annually.
Other Important Considerations
You should note that GMIB is designed to provide a type of insurance that serves as a safety net only in the event your Account Value declines significantly due to negative investment performance. If your Account Value is not significantly affected by negative investment performance, it is unlikely that the purchase of the GMIB will result in your receiving larger annuity payments than if you had not purchased GMIB. This is because the assumptions that we use in computing the GMIB, such as the annuity purchase rates,
(which include assumptions as to age-setbacks and assumed interest rates), are more conservative than the assumptions that we use in computing annuity payout options outside of GMIB. Therefore, you may generate higher income payments if you were to annuitize a lower
Account Value at the current annuity purchase rates, than if you were to annuitize under the GMIB with a higher Protected Value than your Account Value but, at the annuity purchase rates guaranteed under the GMIB. The GMIB program does not directly affect an
Annuity's Account Value, Surrender Value or the amount payable under either the basic Death Benefit provision of the Annuity or any optional Death Benefit provision. If you surrender your Annuity, you will receive the current Surrender Value, not the Protected
Income Value. The Protected Income Value is only applicable if you elect to begin receiving annuity payments under one of the GMIB annuity options after the waiting period.The Annuity offers other annuity payment options that you can elect which do not impose an additional charge, but which do not offer to guarantee a minimum value on which to make annuity payments.
Where allowed by law, we reserve the right to limit subsequent Purchase Payments if we determine, at our sole discretion, that based on the timing of your Purchase Payments and withdrawals, your Protected Income Value is increasing in ways we did not intend. In determining whether to limit Purchase Payments, we will look at Purchase Payments which are disproportionately larger than your initial Purchase Payment and other actions that may artificially increase the Protected Income Value.
We currently limit the Sub-accounts in which you may allocate Account Value if you participate in this program. We reserve the right to transfer any Account Value in a prohibited investment option to an eligible investment option. Should we prohibit access to any investment option, any transfers required to move Account Value to eligible investment options will not be counted in determining the number of free transfers during an Annuity Year. We may also require that you allocate your Account Value according to an asset allocation model.If you change the Annuitant after the effective date of the GMIB program, the period of time during which we will apply the 5% annual growth rate may be changed based on the age of the new Annuitant. If the new Annuitant would not be eligible to elect the GMIB program based on his or her age at the time of the change, then the GMIB program will terminate.
Annuity payments made under the GMIB program are subject to the same tax treatment as any other annuity payment. At the time you elect to begin receiving annuity payments under the GMIB program or under any other annuity payment option we make available, the protection provided by an Annuity's basic Death Benefit or any optional Death Benefit provision you elected will no longer apply.
Election of the Program
Currently, the GMIB program can only be elected at the time that you purchase your Annuity. The Annuitant must be age 75 or less as of the effective date of the GMIB program. In the future, we may offer existing Annuity Owners the option to elect the GMIB program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. If you elect the GMIB program after the
Issue Date of your Annuity, the program will be effective as of the date of election. Your Account Value as of that date will be used to calculate the Protected Income Value as of the effective date of the program.

Termination of the ProgramThe GMIB program cannot be terminated by the Owner once elected. The GMIB program automatically terminates as of the date your Annuity is fully surrendered, on the date the Death Benefit is payable to your Beneficiary (unless your surviving spouse elects to continue your Annuity), or on the date that your Account Value is transferred to begin making annuity payments. The
GMIB program may also be terminated if you designate a new Annuitant who would not be eligible to elect the GMIB program based on his or her age at the time of the change.Upon termination of the GMIB program we will deduct the charge from your Account Value for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).
Charges under the Program
Currently, we deduct a charge equal to 0.50% per year of the average Protected Income Value for the period the charge applies.
Because the charge is calculated based on the average Protected Income Value, it does not increase or decrease based on changes to the Annuity's Account Value due to market performance. The dollar amount you pay each year will increase in any year the Protected
Income Value increases, and it will decrease in any year the Protected Income Value decreases due to withdrawal, irrespective of whether your Account Value increases or decreases.
The charge is deducted annually in arrears each Annuity Year on the anniversary of the Issue Date of an Annuity. We deduct the amount of the charge pro-rata from the Account Value allocated to the Sub-accounts.If you surrender your Annuity, begin receiving annuity payments under the GMIB program or any other annuity payment option we make available during an Annuity Year, or the GMIB program terminates, we will deduct the charge for the portion of the Annuity Year since the prior anniversary of the Annuity's Issue Date (or the Issue Date if in the first Annuity Year).
No charge applies after the Annuity Date.
LIFETIME FIVE INCOME BENEFIT (LIFETIME FIVE)
The Lifetime Five Income Benefit program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Lifetime Five can be elected only where the Annuitant and the Owner are the same person or, if the Annuity Owner is an entity, where there is only one Annuitant. Currently, if you elect Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Lifetime
Five and elect Spousal Lifetime Five,Highest Daily LifetimeSeven or Spousal Highest Daily Lifetime Seven. The Annuitant must be at least 45 years old when the program is elected. The Lifetime Five Income Benefit program is not available if you elect any other optional living benefit. As long as your Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.
We offer a program that guarantees your ability to withdraw amounts equal to a percentage of an initial principal value (called the
"Protected Withdrawal Value"), regardless of the impact of market performance on your Account Value, subject to our program rules regarding the timing and amount of withdrawals. There are two options - one is designed to provide an annual withdrawal amount for life (the "Life Income Benefit") and the other is designed to provide a greater annual withdrawal amount as long as there is
Protected Withdrawal Value (adjusted as described below) (the "Withdrawal Benefit"). If there is no Protected Withdrawal Value, the withdrawal benefit will be zero. You do not choose between these two options; each option will continue to be available as long as your Annuity has an Account Value and the Lifetime Five is in effect. Certain benefits under Lifetime Five may remain in effect even if the Account Value of your Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your
Annuity and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.

Key Feature - Protected Withdrawal ValueThe Protected Withdrawal Value is used to determine the amount of each annual payment under the Life Income Benefit and the Withdrawal Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under your Annuity following your election of Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Lifetime Five, plus any additional Purchase Payments, as applicable, each growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent Purchase Payments prior to the first withdrawal or the 10th anniversary of the benefit effective date, if earlier.
With respect to (A) and (C) above, after the 10th anniversary of the benefit effective date, each value is increased by the amount of any subsequent Purchase Payments.

If you elect the Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase
Payment.For existing Owners who are electing the Lifetime Five benefit, the Account Value on the date of your election of the Lifetime
Five program will be used to determine the initial Protected Withdrawal Value.If you make additional Purchase Payments after your first withdrawal, the Protected Withdrawal Value will be increased by the amount of each additional Purchase Payment.
The Protected Withdrawal Value is reduced each time a withdrawal is made on a dollar-for-dollar basis up to 7% per Annuity Year of the Protected Withdrawal Value and on the greater of a dollar-for-dollar basis or a pro rata basis for withdrawals in an Annuity Year in excess of that amount until the Protected Withdrawal Value is reduced to zero. At that point the Annual Withdrawal Amount will be zero until such time (if any) as the Annuity reflects a Protected Withdrawal Value (for example, due to a step-up or additional
Purchase Payments being made into the Annuity).
Step-Up of the Protected Withdrawal Value You may elect to step-up your Protected Withdrawal Value if, due to positive market performance, your Account Value is greater than the Protected Withdrawal Value.You are eligible to step-up the Protected Withdrawal
Value on or after the 1st anniversary of the first withdrawal under the Lifetime Five program; the Protected Withdrawal Value can be stepped up again on or after the 1st anniversary of the preceding step-up
 If you elect to step-up the Protected Withdrawal Value under the program, and on the date you elect to step-up, the charges under the Lifetime Five program have changed for new purchasers, your program may be subject to the new charge at the time of step-up. Upon election of the step-up, we increase the Protected Withdrawal Value to be equal to the then current Account Value. For example, assume your initial Protected Withdrawal Value was $100,000 and you have made cumulative withdrawals of $40,000, reducing the
Protected Withdrawal Value to $60,000. On the date you are eligible to step-up the Protected Withdrawal Value, your Account Value is equal to $75,000. You could elect to step-up the Protected Withdrawal Value to $75,000 on the date you are eligible. If your current
Annual Income Amount and Annual Withdrawal Amount are less than they would be if we did not reflect the step-up in Protected
Withdrawal Value, then we will increase these amounts to reflect the step-up as described below.
An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force.
If you elected the Lifetime Five program and have also elected the Auto Step-Up feature:
the first Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under the Lifetime Five program or (2) the most recent step-up your Protected Withdrawal Value will only be stepped-up if 5% of the Account Value is greater than the Annual Income Amount by any amount if at the time of the first Auto
Step-Up opportunity, 5% of the Account Value is not greater than the Annual Income Amount, an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs once a step-up occurs, the next Auto Step-Up opportunity will occur on the
1st Annuity Anniversary that is at least one year after the most recent step-up

If on the date that we implement an Auto Step-Up to your Protected Withdrawal Value, the charge for Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Protected Withdrawal Value even if you elect the Auto Step-Up feature.Key Feature - Annual
Income Amount under the Life Income Benefit
The initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income
Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income
Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the
Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. A withdrawal can be considered Excess Income under the Life
Income Benefit even though it does not exceed the Annual Withdrawal Amount under the Withdrawal Benefit. When you elect a step-up (or an auto step-up is effected), your Annual Income Amount increases to equal 5% of your Account Value after the step-up if such amount is greater than your Annual Income Amount. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5% of any additional Purchase Payments . Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your
Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.
Key Feature - Annual Withdrawal Amount under the Withdrawal BenefitThe initial Annual Withdrawal Amount is equal to 7% of the initial
Protected Withdrawal Value. Under the Lifetime Five program, if your cumulative withdrawals each Annuity Year are less than or equal to the Annual Withdrawal Amount, your Protected Withdrawal Value will be reduced on a dollar-for-dollar basis. If your cumulative withdrawals are in excess of the Annual Withdrawal Amount ("Excess Withdrawal"), your Annual Withdrawal Amount will be reduced
(except with regard to required minimum distributions) by the result of the ratio of the Excess Withdrawal to the Account Value immediately prior to such withdrawal (see the examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. When you elect a step-up (or an auto step-up is effected), your Annual Withdrawal
Amount increases to equal 7% of your Account Value after the step-up if such amount is greater than your Annual Withdrawal Amount.
Your Annual Withdrawal Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 7% of any additional Purchase Payments . A determination of whether you have exceeded your Annual Withdrawal Amount is made at the time of each withdrawal; therefore, a subsequent increase in the Annual Withdrawal Amount will not offset the effect of a withdrawal that exceeded the Annual Withdrawal Amount at the time the withdrawal was made.The Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount and the Annual
Withdrawal Amount. You are not required to withdraw all or any portion of the Annual Withdrawal Amount or Annual Income Amount in
each Annuity Year.If, cumulatively, you withdraw an amount less than the Annual Withdrawal Amount under the Withdrawal Benefit in any
Annuity Year, you cannot carry-over the unused portion of the Annual Withdrawal Amount to subsequent Annuity Years. However, because the Protected Withdrawal Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused
Annual Withdrawal Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. However, because the Protected Withdrawal
Value is only reduced by the actual amount of withdrawals you make under these circumstances, any unused Annual Income Amount may extend the period of time until the remaining Protected Withdrawal Value is reduced to zero.
Examples of Withdrawals
The following examples of dollar-for-dollar and proportional reductions of the Protected Withdrawal Value, Annual Withdrawal Amount
and Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Lifetime Five program are February 1, 2005; 2.) an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; and 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000. The values set forth here are purely hypothetical, and do not reflect the charge for Lifetime Five or any other fees and charges.The initial Protected Withdrawal Value is calculated as the greatest of (a), (b) and (c):(a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) =
$250,000 X 1.05(393/365)     = $263,484.33(b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
(c) Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Withdrawal Amount is equal to $18,550 under the Withdrawal Benefit (7% of $265,000). The Annual Income
Amount is equal to $13,250 under the Life Income Benefit (5% of $265,000).
Example 1. Dollar-for-dollar reduction
If $10,000 was withdrawn (less than both the Annual Income Amount and the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:no, the pre/post March 2006 only has to do with step ups- the withdrawal examples stay the same]Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $10,000 = $8,550. Annual Withdrawal Amount for future
Annuity Years remains at $18,550Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250. Annual Income
Amount for future Annuity Years remains at $13,250Protected Withdrawal Value is reduced by $10,000 from $265,000 to $255,000
Example 2. Dollar-for-dollar and proportional reductions
(a) If $15,000 was withdrawn (more than the Annual Income Amount but less than the Annual Withdrawal Amount) on March 1, 2006, then the following values would result:Remaining Annual Withdrawal Amount for current Annuity Year = $18,550 - $15,000 = $3,550 Annual
Withdrawal Amount for future Annuity Years remains at $18,550Remaining Annual Income Amount for current Annuity Year = $0Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250 = $1,750) reduces Annual Income Amount for future Annuity Years.Reduction to Annual Income Amount = Excess Income/Account Value before Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X
$13,250 = $93 Annual Income Amount for future Annuity Years = $13,250 - $93 = $13,157Protected Withdrawal Value is reduced by $15,000 from $265,000 to $250,000(b) If $25,000 was withdrawn (more than both the Annual Income Amount and the Annual Withdrawal Amount) on
March 1, 2006, then the following values would result:Remaining Annual Withdrawal Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Withdrawal Amount ($25,000 - $18,550 = $6,450) reduces Annual Withdrawal Amount for future Annuity
Years.Reduction to Annual Withdrawal Amount = Excess Withdrawal/Account Value before Excess Withdrawal x Annual Withdrawal Amount =
$6,450/($263,000 - $18,550) x $18,550 = $489Annual Withdrawal Amount for future Annuity Years = $18,550 - $489 = $18,061Remaining
Annual Income Amount for current Annuity Year = $0Excess of withdrawal over the Annual Income Amount ($25,000 - $13,250 = $11,750)
reduces Annual Income Amount for future Annuity Years.Reduction to Annual Income Amount = Excess Income/Account Value before Excess
Income X Annual Income Amount = $11,750/($263,000 - $13,250) x $13,250 = $623 Annual Income Amount for future Annuity Years = $13,250
- $623 = $12,627Protected Withdrawal Value is first reduced by the Annual Withdrawal Amount ($18,550) from $265,000 to $246,450. It is further reduced by the greater of a dollar-for-dollar reduction or a proportional reduction. Dollar-for-dollar reduction = $25,000
- $18,550 = $6,450Proportional reduction = Excess Withdrawal/Account Value before Excess Withdrawal X Protected Withdrawal Value =
$6,450/($263,000 - $18,550) x $246,450 = $6,503 Protected Withdrawal Value = $246,450 - max {$6,450, $6,503} = $239,947
BENEFITS UNDER THE LIFETIME FIVE PROGRAM If your Account Value is equal to zero, and the cumulative withdrawals in the current
Annuity Year are greater than the Annual Withdrawal Amount, the Lifetime Five program will terminate. To the extent that your Account
Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under both the Life Income Benefit and the Withdrawal Benefit, you will be given the choice of receiving the payments under the Life Income Benefit or under the Withdrawal Benefit. Thus, in that scenario, the remaining amounts under the Life
Income Benefit and the Withdrawal Benefit would be payable even though your Account Value was reduced to zero. Once you make this election we will make an additional payment for that Annuity Year equal to either the remaining Annual Income Amount or Annual
Withdrawal Amount for the Annuity Year, if any, depending on the option you choose. In subsequent Annuity Years we make payments that equal either the Annual Income Amount or the Annual Withdrawal Amount as described in this Prospectus. You will not be able to change the option after your election and no further Purchase Payments will be accepted under your Annuity. If you do not make an election, we will pay you annually under the Life Income Benefit. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount but less than or equal to the Annual Withdrawal Amount and amounts are still payable under the Withdrawal Benefit, you will receive the payments under the Withdrawal Benefit. In the year of a withdrawal that reduced your Account Value to zero, we will make an additional payment to equal any remaining Annual Withdrawal
Amount and make payments equal to the Annual Withdrawal Amount in each subsequent year (until the Protected Withdrawal Value is depleted). Once your Account Value equals zero no further Purchase Payments will be accepted under your Annuity.If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income
Amount due in subsequent Annuity Years or any remaining Protected Withdrawal Value, you can elect one of the following three options:(1) apply your Account Value to any annuity option available; or
(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount.
We make such annuity payments until the Annuitant's death; or
(3) request that, as of the date annuity payments are to begin, we pay out any remaining Protected Withdrawal Value as annuity payments. Each year such annuity payments will equal the Annual Withdrawal Amount or the remaining Protected Withdrawal Value if less. We make such annuity payments until the earlier of the Annuitant's death or the date the Protected Withdrawal Value is
depleted.We must receive your request in a form acceptable to us at our office.
In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a single life fixed annuity with five payments certain using the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such annuity payments will be the greater of:(1)the present value of future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2)the Account Value.If no withdrawal was ever taken, we will determine a Protected Withdrawal Value and calculate an Annual Income
Amount and an Annual Withdrawal Amount as if you made your first withdrawal on the date the annuity payments are to begin.
Other Important ConsiderationsWithdrawals under the Lifetime Five program are subject to all of the terms and conditions of your
Annuity, including any applicable CDSC.Withdrawals made while the Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under your Annuity. The Lifetime Five program does not directly affect your
Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal Value.
You can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Lifetime Five program. The Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Protected Withdrawal Value or Annual Income Amount in the form of periodic benefit payments.
In general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the benefit. If, subsequent to your election of the benefit, we change our requirements for how Account
Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional Purchase Payments may be subject to the new investment limitations.
Election of the Program
The Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your
Account Value as the date of election will be used as a basis to calculate the initial Protected Withdrawal Value, the initial
Protected Annual Withdrawal Amount, and the Annual Income Amount.Currently, if you terminate the program, you will only be permitted to re-elect Lifetime Five or elect Highest Daily Lifetime Seven or Spousal Highest Daily Lifetime Seven or the Spousal Lifetime Five
on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.
Termination of the Program
The program terminates automatically when your Protected Withdrawal Value and Annual Income Amount equal zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. The program terminates upon your surrender of your Annuity, upon the death of the Annuitant (but your surviving spouse may elect a new Lifetime
Five if your spouse elects the spousal continuance option and your spouse would then be eligible to elect the benefit if he or she was a new purchaser), upon a change in ownership of your Annuity that changes the tax identification number of the Owner, upon change in the Annuitant or upon your election to begin receiving annuity payments. While you may terminate your program at any time, we may not terminate the program other than in the circumstances listed above. However, we may stop offering the program for new elections or re-elections at any time in the future.The charge for the Lifetime Five program will no longer be deducted from your Account Value upon termination of the program.
Additional Tax Considerations
If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or
403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Withdrawal Amount and the Annual Income Amount, which will cause us to increase the Annual Income Amount and the
Annual Withdrawal Amount in any Annuity Year that Required Minimum Distributions due from your Annuity are greater than such amounts.
Any such payments will reduce your Protected Withdrawal Value. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.
As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.
SPOUSAL LIFETIME FIVE INCOME BENEFIT (SPOUSAL LIFETIME FIVE)
The Spousal Lifetime Five program described below is only being offered in those jurisdictions where we have received regulatory approval and will be offered subsequently in other jurisdictions when we receive regulatory approval in those jurisdictions. Certain terms and conditions may differ between jurisdictions once approved. Currently, if you elect Spousal Lifetime Five and subsequently terminate the benefit, there will be a restriction on your ability to re-elect Spousal Lifetime Five or elect Highest Daily Lifetime
Seven  or Lifetime Five. (See "Election of and Designations under the Program" below for details). Spousal Lifetime Five must be elected based on two Designated Lives, as described below. Each Designated Life must be at least 55 years old when the benefit is elected. The Spousal Lifetime Five program is not available if you elect any other optional living benefit or optional death benefit.
As long as your Spousal Lifetime Five Income Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available option(s) with this program.

We offer a program that guarantees until the later death of two natural persons that are each other's spouses at the time of election of Spousal Lifetime Five and at the first death of one of them (the "Designated Lives", each a "Designated Life") the ability to withdraw an annual amount ("Spousal Life Income Benefit") equal to a percentage of an initial principal value (the "Protected
Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The Spousal Life Income Benefit may remain in effect even if the Account Value of the Annuity is zero. The program may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Life
Income Benefit after the death of the first. You are not required to make withdrawals as part of the program - the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the program.
Key Feature - Initial Protected Withdrawal ValueThe Protected Withdrawal Value is used to determine the amount of each annual payment under the Spousal Life Income Benefit. The initial Protected Withdrawal Value is determined as of the date you make your first withdrawal under the Annuity following your election of Spousal Lifetime Five. The initial Protected Withdrawal Value is equal to the greater of (A) the Account Value on the date you elect Spousal Lifetime Five, plus any additional Purchase Payments as applicable, each growing at 5% per year from the date of your election of the program, or application of the Purchase Payment to your Annuity, until the date of your first withdrawal or the 10th anniversary of the benefit effective date, if earlier (B) the Account Value on the date of the first withdrawal from your Annuity, prior to the withdrawal, and (C) the highest Account Value on each Annuity anniversary, plus subsequent Purchase Payments prior to the first withdrawal or the 10th anniversary of the benefit effective date, if earlier. With respect to (A) and (C) above, after the 10th anniversary of the benefit effective date, each value is increased by the amount of any subsequent Purchase Payments..

If you elect the Spousal Lifetime Five program at the time you purchase your Annuity, the Account Value will be your initial Purchase
Payment.
For existing Owners who are electing the Spousal Lifetime Five benefit, the Account Value on the date of your election of the Spousal
Lifetime Five program will be used to determine the initial Protected Withdrawal Value.
Key Feature - Annual Income Amount under the Spousal Life Income BenefitThe initial Annual Income Amount is equal to 5% of the initial Protected Withdrawal Value. Under the Spousal Lifetime Five program, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount under the Spousal Life Income Benefit in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. The Spousal Lifetime Five program does not affect your ability to make withdrawals under your Annuity or limit your ability to request withdrawals that exceed the Annual Income Amount.
Step-Up of Annual Income Amount
You may elect to step-up your Annual Income Amount if, due to positive market performance, 5% of your Account Value is greater than the Annual Income Amount. You are eligible to step-up the Annual Income Amount on or after the 1st anniversary of the first withdrawal under the Spousal Lifetime Five program. The Annual Income Amount can be stepped up again on or after the 1st anniversary of the preceding step-up. If you elect to step-up the Annual Income Amount under the program, and on the date you elect to step-up, the charges under the Spousal Lifetime Five program have changed for new purchasers, your program may be subject to the new charge at the time of such step-up. When you elect a step-up, your Annual Income Amount increases to equal 5% of your Account Value after the step-up. Your Annual Income Amount also increases if you make additional Purchase Payments. The amount of the increase is equal to 5%
of any additional Purchase Payments. Any increase will be added to your Annual Income Amount beginning on the day that the step-up is effective or the Purchase Payment is made. A determination of whether you have exceeded your Annual Income Amount is made at the time of each withdrawal; therefore a subsequent increase in the Annual Income Amount will not offset the effect of a withdrawal that exceeded the Annual Income Amount at the time the withdrawal was made.

An optional automatic step-up ("Auto Step-Up") feature is available for this benefit. This feature may be elected at the time the benefit is elected or at any time while the benefit is in force. If you elect this feature, the first Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least one year after the later of (1) the date of the first withdrawal under the
Spousal Lifetime Five program or (2) the most recent step-up. At this time, your Annual Income Amount will be stepped-up if 5% of your Account Value is greater than the Annual Income Amount by any amount. If 5% of the Account Value does not exceed the Annual
Income Amount, then an Auto Step-Up opportunity will occur on each successive Annuity Anniversary until a step-up occurs. Once a step-up occurs, the next Auto Step-Up opportunity will occur on the 1st Annuity Anniversary that is at least 1 year after the most recent step-up. If, on the date that we implement an Auto Step-Up to your Annual Income Amount, the charge for Spousal Lifetime Five has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Subject to our rules and restrictions, you will still be permitted to manually step-up the Annual Income Amount even if you elect the Auto Step-Up feature.
Examples of withdrawals and step-upThe following examples of dollar-for-dollar and proportional reductions and the step-up of the
Annual Income Amount assume: 1.) the Issue Date and the Effective Date of the Spousal Lifetime Five program are February 1, 2005; 2.)
an initial Purchase Payment of $250,000; 3.) the Account Value on February 1, 2006 is equal to $265,000; 4.) the first withdrawal occurs on March 1, 2006 when the Account Value is equal to $263,000; and 5.) the Account Value on February 1, 2010 is equal to
$280,000. The values set forth here are purely hypothetical, and do not reflect the charge for the Spousal Lifetime Five or any other fees and charges.The initial Protected Withdrawal Value is calculated as the greatest of (a), (b) and (c):(a) Purchase payment accumulated at 5% per year from February 1, 2005 until March 1, 2006 (393 days) = $250,000 X 1.05(393/365) = $263,484.33
(b) Account Value on March 1, 2006 (the date of the first withdrawal) = $263,000
(c) Account Value on February 1, 2006 (the first Annuity Anniversary) = $265,000Therefore, the initial Protected Withdrawal Value is equal to $265,000. The Annual Income Amount is equal to $13,250 under the Spousal Life Income Benefit (5% of $265,000).
Example 1. Dollar-for-dollar reduction
If $10,000 was withdrawn (less than the Annual Income Amount) on March 1, 2006, then the following values would result:
Remaining Annual Income Amount for current Annuity Year = $13,250 - $10,000 = $3,250 Annual Income Amount for future Annuity Years remains at $13,250
Example 2. Dollar-for-dollar and proportional reductions If $15,000 was withdrawn (more than the Annual Income Amount) on March 1,
2006, then the following values would result:
Remaining Annual Income Amount for current Annuity Year = $0 Excess of withdrawal over the Annual Income Amount ($15,000 - $13,250
$1,750) reduces Annual Income Amount for future Annuity Years.Reduction to Annual Income Amount = Excess Income/Account Value before
Excess Income X Annual Income Amount = $1,750/($263,000 - $13,250) X $13,250 = $93 Annual Income Amount for future Annuity Years =
$13,250 - $93 = $13,157Example 3. Step-up of the Annual Income AmountIf a step-up of the Annual Income Amount is requested on
February 1, 2010 or the Auto Step-Up feature was elected, the step-up would occur because 5% of the Account Value, which is $14,000
(5% of $280,000), is greater than the Annual Income Amount of $13,250. The new Annual Income Amount will be equal to $14,000.
BENEFITS UNDER THE SPOUSAL LIFETIME FIVE PROGRAMTo the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount and amounts are still payable under the Spousal Life Income
Benefit, we will make an additional payment for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year, if any. Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this Prospectus. No further
Purchase Payments will be accepted under your Annuity. We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Spousal Life Income Benefit terminates and no additional payments will be made.
If annuity payments are to begin under the terms of your Annuity or if you decide to begin receiving annuity payments and there is any Annual Income Amount due in subsequent Annuity Years, you can elect one of the following two options:(1) apply your Account Value to any annuity option available; or
(2) request that, as of the date annuity payments are to begin, we make annuity payments each year equal to the Annual Income Amount.
We will make payments until the first of the Designated Lives to die, and will continue to make payments until the death of the second Designated Life as long as the Designated Lives were spouses at the time of the first death.We must receive your request in a form acceptable to us at our office.In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments as a joint and survivor or single (as applicable) life fixed annuity with five payments certain using the same basis that is used to calculate the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity.
The amount that will be applied to provide such annuity payments will be the greater of:(1) the present value of future Annual Income
Amount payments. Such present value will be calculated using the same basis that is used to calculate the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity; and
(2) the Account Value.If no withdrawal was ever taken, we will determine an initial Protected Withdrawal Value and calculate an
Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.
Other Important ConsiderationsoWithdrawals under the Spousal Lifetime Five program are subject to all of the terms and conditions of the Annuity, including any CDSC.Withdrawals made while the Spousal Lifetime Five program is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. The Spousal Lifetime Five program does not directly affect the
Annuity's Account Value or Surrender Value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity, you will receive the current Surrender Value, not the Protected Withdrawal
Value.oYou can make withdrawals from your Annuity while your Account Value is greater than zero without purchasing the Spousal
Lifetime Five program. The Spousal Lifetime Five program provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual Income Amount in the form of periodic benefit payments.
oIn general, you must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the benefit. If, subsequent to your election of the benefit, we change our requirements for how Account
Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. oThere may be circumstances where you will continue to be charged the full amount for the Spousal Lifetime Five program even when the benefit is only providing a guarantee of income based on one life with no survivorship. oIn order for the Surviving Designated Life to continue the Spousal Lifetime Five program upon the death of an owner, the Designated Life must elect to assume ownership of the Annuity under the spousal continuation option. When the Annuity is owned by a Custodial Account, in order for Spousal Lifetime Five to be continued after the death of the first Designated Life (the Annuitant), the Custodial Account must elect to continue the Annuity and the second Designated Life (the
Contingent Annuitant) will be named as the new Annuitant. See "Spousal Designations", and "Spousal Assumption of Annuity" in this
Prospectus.
Election of and Designations under the ProgramSpousal Lifetime Five can only be elected based on two Designated Lives. Designated
Lives must be natural persons who are each other's spouses at the time of election of the program and at the death of the first of the Designated Lives to die. Currently, the program may only be elected where the Owner, Annuitant and Beneficiary Designations are as follows:
oOne Annuity Owner, where the Annuitant and the Owner are the same person and the beneficiary is the Owner's spouse. The
Owner/Annuitant and the beneficiary each must be at least 55 years old at the time of election; or Co-Annuity Owners, where the
Owners are each other's spouses. The Beneficiary Designation must be the surviving spouse. The first named Owner must be the
Annuitant. Both Owners must each be at least 55 years old at the time of election; or
oOne Annuity Owner, where the Owner is a custodial account established to hold retirement assets for the benefit of the Annuitant pursuant to the provisions of Section 408(a) of the Internal Revenue Code (or any successor Code section thereto) ("Custodial
Account"), the Beneficiary is the Custodial Account and the spouse of the Annuitant is the Contingent Annuitant. Both the Annuitant
and Contingent Annuitant must each be at least 55 years old at the time of election.No Ownership changes or Annuitant changes will be permitted once this program is elected. However, if the Annuity is co-owned, the Owner that is not the Annuitant may be removed without affecting the benefit.The Spousal Lifetime Five program can be elected at the time that you purchase your Annuity. We also offer existing Owners the option to elect the Spousal Lifetime Five program after the Issue Date of their Annuity, subject to our eligibility rules and restrictions. Your Account Value as the date of election will be used as a basis to calculate the initial
Protected Withdrawal Value and the Annual Income Amount.Currently, if you terminate the program, you will only be permitted to re-elect Spousal Lifetime Five or elect Highest Daily Lifetime Seven or Lifetime Five on any anniversary of the Issue Date that is at least 90 calendar days from the date the benefit was last terminated.We reserve the right to further limit the election frequency in the future. Before making any such change to the election frequency, we will provide prior notice to Owners who have an effective
Spousal Lifetime Five Income Benefit.Termination of the Program
The program terminates automatically when your Annual Income Amount equals zero. You may terminate the program at any time by notifying us. If you terminate the program, any guarantee provided by the benefit will terminate as of the date the termination is effective and certain restrictions on re-election of the benefit will apply as described above. We reserve the right to further limit the frequency election in the future. The program terminates upon your surrender of the Annuity, upon the first Designated Life to die if the Annuity is not continued, upon the second Designated Life to die or upon your election to begin receiving annuity payments.  The charge for the Spousal Lifetime Five program will no longer be deducted from your Account Value upon termination of the
program.Additional Tax Considerations
If you purchase an Annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax Sheltered Annuity (or
403(b)) or an employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your Annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later. Roth IRAs are not subject to these rules during the Owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity Year that Required Minimum
Distributions due from your Annuity are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and Death Benefit provisions may be adjusted so that the payments do not trigger any penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax
Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.HIGHEST DAILY LIFETIME SEVEN INCOME BENEFITHIGHEST DAILY
LIFETIME SEVEN INCOME BENEFIT (HIGHEST DAILY LIFETIME SEVEN)Highest Daily Lifetime Seven is offered as an alternative to Lifetime
Five, Spousal Lifetime Five, and Spousal Highest Daily Lifetime Seven. Currently, if you elect Highest Daily Lifetime Seven and subsequently terminate the benefit, you will have a waiting period until you can elect Spousal Lifetime Five, Lifetime Five, Highest
Daily Lifetime Seven or Spousal Highest Daily Lifetime Seven. See "Election of and Designations under the Program" below for details.
The income benefit under Highest Daily Lifetime Seven currently is based on a single "designated life" who is at least 55 years old on the date that the benefit is acquired. The Highest Daily Lifetime Seven Benefit is not available if you elect any other optional living benefit, although you may elect any optional death benefit (other than the Highest Daily Value Death Benefit). As long as your
Highest Daily Lifetime Seven Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available investment option(s) with this program. For a more detailed description of the permitted investment options, see the
Investment options section of this prospectus.We offer a benefit that guarantees until the death of the single designated life the ability to withdraw an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected
Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, and wish to ensure that market performance will not affect your ability to receive annual payments. You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in Highest Daily Lifetime Seven, and in  Appendix F to this prospectus, we set forth the formula under which we make those asset transfers.As discussed below, a key component of Highest Daily Lifetime Seven is the Protected Withdrawal Value. Because
each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains. You are guaranteed to be able to withdraw the Annual Income Amount for the rest of your life, provided that you have not made "excess withdrawals." Excess withdrawals, as discussed below, will reduce your Annual Income Amount. Thus, you could experience a scenario in which your Account
Value was zero, and, due to your excess withdrawals, your Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Highest Daily Lifetime Seven.KEY FEATURE--Protected Withdrawal ValueThe Protected Withdrawal Value is
used to calculate the initial Annual Income Amount.  On the effective date of the benefit , the Protected Withdrawal Value is equal to your Account Value.  On each Valuation Day thereafter, until the earlier of the tenth anniversary of benefit election (the "Tenth
Anniversary Date") or the date of the first withdrawal, the Protected Withdrawal Value is equal to the "Periodic Value" described in the next paragraph.The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit.  On each
Valuation Day thereafter, until the earlier of the first withdrawal or the Tenth Anniversary Date, we recalculate the Periodic
Value.  We stop determining the Periodic Value upon the earlier of your first withdrawal after the effective date of the benefit or the Tenth Anniversary Date.  On each Valuation Day (the "Current Valuation Day"), the Periodic Value is equal to the greater of:(1)
the Periodic Value for the immediately preceding business day (the "Prior Valuation Day") appreciated at the daily equivalent of  7%
annually  during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive
Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of
any adjusted Purchase Payment made on the Current Valuation Day; and(2)        the Account Value.If you make a withdrawal prior to the
Tenth Anniversary Date, the Protected Withdrawal Value on the date of the withdrawal is equal to the greatest of:othe Account Value;
orothe Periodic Value on the date of the withdrawal.If you have not made a withdrawal on or before the Tenth Anniversary Date, your
Protected Withdrawal Value subsequent to the Tenth Anniversary Date  is equal to the greatest of:(1) the Account Value; or(2) the
Periodic Value on the Tenth Anniversary Date, increased for subsequent adjusted Purchase Payments; or(3) the sum of:(a) 200% of the
Account Value on the effective date of the benefit;(b) 200% of all adjusted Purchase Payments made within one year after the effective date of the benefit; and(c)  all adjusted Purchase Payments made after one year following the effective date of the benefit up to the date of the first withdrawal.On and after the date of your first withdrawal, your Protected Withdrawal Value is increased by the amount of any subsequent Purchase Payments, is reduced by withdrawals, including your first withdrawal (as described below), and is increased if you qualify for a step-up (as described below).  Irrespective of these calculations, your Protected Withdrawal
Value will always be at least equal to your Account Value. KEY FEATURE-- Annual Income Amount under the Highest Daily Lifetime Seven
BenefitThe Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value.  The percentage depends on the age of the Annuitant on the date of the first withdrawal after election of the benefit.  The percentages are: 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages 80-84, and 8% for ages 85 and older.  Under the Highest Daily Lifetime Seven benefit, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income
Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income
Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the
Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. Withdrawals of any amount up to and including the Annual
Income Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal.  Withdrawals of Excess Income will reduce the Protected Withdrawal Value by the same ratio as the reduction to the Annual Income Amount.  A Purchase Payment that you make will
(i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first withdrawal (the percentages are: 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages
80-84, and 8% for ages 85 and older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the
Highest Quarterly Auto Step-Up feature can result in a larger Annual Income Amount if your Account Value increases subsequent to your first withdrawal.  We begin examining the Account Value for purposes of the Highest Quarterly Step-Up starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next
Valuation Day.  Having identified each of those quarter-end Account Values, we then multiply each such value by a percentage that varies based on the age of the Annuitant on the Annuity Anniversary as of which the step-up would occur.  The percentages are 5% for ages 74 and younger, 6% for ages 75-79, 7% for ages 80-84, and 8% for ages 85 and older.  Thus, we multiply each quarterly value by the applicable percentage, adjust each such quarterly value for subsequent withdrawals and Purchase Payments, and then select the highest of those values.  If the highest of those values exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. In later years, (i.e., after the first
Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters. At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest quarterly value upon which your step-up was based. If, on the date that we implement a Highest Quarterly Auto Step-Up to your Annual Income Amount, the charge for Highest Daily Lifetime Seven has changed for new purchasers, you may be subject to the new charge at the time of such step-up.
Prior to increasing your charge for Highest Daily Lifetime Seven upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.The Highest Daily Lifetime Seven program does not affect your ability to make withdrawals under your Annuity, or limit your ability to request withdrawals that exceed the Annual Income Amount. Under Highest Daily Lifetime Seven, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.  Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the Highest Daily Lifetime
Seven benefit or any other fees and charges. Assume the following forall three examples:oThe Issue Date is December 1, 2007oThe
Highest Daily Lifetime Seven benefit is elected on March 5, 2008oThe Annuitant was 70 years old when he/she elected the Highest Daily
Lifetime Seven benefit.Dollar-for-dollar reductionsOn May 2, 2008, the Protected Withdrawal Value is $120,000, resulting in an Annual
Income Amount of $6,000 (since the Annuitant is younger than 75 at the time of the 1st withdrawal, the Annual Income Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000).  Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including December 1, 2008) is $3,500.This is the result of a dollar-for-dollar reduction of the Annual IncomeAmount - $6,000 less $2,500 = $3,500.Proportional reductionsContinuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2008 and the Account Value at the time of this withdrawal is
$110,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount -$1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that
Annuity Year, each would result in another proportional reduction to the Annual Income Amount).Here is the calculation:  Account
Value before withdrawal                                                        $110,000.00  Less amount of "non" excess
withdrawal                                              $    3,500.00  Account Value immediately before excess withdrawal of $1,500
$106,500.00  Excess withdrawal amount                                                                $    1,500.00  Divided by Account
Value immediately before excess withdrawal              $106,500.00
Ratio                                                                                                                      1.41%
Annual Income Amount                                                           $     6,000.00  Less ratio of
1.41%                                                               -$         84.51  Annual Income Amount for future Annuity
Years                             $     5,915.49Highest Quarterly Auto Step-UpOn each Annuity Anniversary date, the Annual Income
Amount is stepped-up if the appropriate percentage (based on the Annuitant's age on the Annuity Anniversary) of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase
Payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the Annual Income Amount will be stepped-up if 5%
(since the youngest Designated Life is younger than 75 on the date of the potential step-up) of the highest quarterly Account Value adjusted for withdrawals, is higher than $5,915.49.  Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1 Valuation Days occur after the excess withdrawal on
August 6.
Date*                               Account Value              Highest Quarterly Value (adjusted with withdrawal and Purchase
Payments)**                         Adjusted Annual Income Amount (5% of the Highest Quarterly Value)
June 1, 2008                        $118,000.00                $118,000.00                          $5,900.00
August 6, 2008                      $120,000.00                $112,885.55                          $5,644.28
September 1, 2008                   $112,000.00                $112,885.55                          $5,644.28
December 1, 2008                    $119,000.00                $119,000.00                          $5,950.00
 In this example, the Annuity Anniversary date is December 1. The quarterly valuation dates are every three months thereafter - March
1, June 1, September 1, and December 1. In this example, we do not use the March 1 date as the first withdrawal took place after
March 1. The Annuity Anniversary Date of December 1 is considered the fourth and final quarterly valuation date for the year. ** In this example, the first quarterly value after the first withdrawal is $118,000 on June 1, yielding an adjusted Annual Income Amount of $5,900.00. This amount is adjusted on August 6 to reflect the $5,000 withdrawal. The calculations for the adjustments are:The
Account Value of $118,000 on June 1 is first reduced dollar-for-dollar by $3,500 ($3,500 is the remaining Annual Income Amount for
the Annuity Year), resulting in an adjusted Account Value of      $114,500 before the excess withdrawal.This amount ($114,500) is further reduced by 1.41% (this is the ratio in the above example which is the excess withdrawal divided by the Account Value immediately preceding the excess withdrawal) resulting in a Highest Quarterly Value of $112,885.55. The adjusted Annual Income Amount is carried forward to the next quarterly anniversary date of September 1. At this time, we compare this amount to 5% of the Account
Value on September 1. Since the June 1 adjusted Annual Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000), we continue to carry $5,644.28 forward to the next and final quarterly anniversary date of December 1. The Account Value on December 1 is $119,000 and 5% of this amount is $5,950. Since this is higher than $5,644.28, the adjusted Annual Income Amount is reset to
$5,950.00.In this example, 5% of the December 1 value yields the highest amount of $5,950.00. Since this amount is higher than the current year's Annual Income Amount of $5,915.49 adjusted for excess withdrawals, the Annual Income Amount for the next Annuity Year, starting on December 2, 2008 and continuing through December 1, 2009, will be stepped-up to $5,950.00.BENEFITS UNDER THE HIGHEST
DAILY LIFETIME SEVEN PROGRAMTo the extent that your Account Value was reduced to zero as a result of cumulative withdrawals that are equal to or less than the Annual Income Amount or as a result of the fee that we assess for Highest Daily Lifetime Seven, and amounts are still payable under Highest Daily Lifetime Seven, we will make an additional payment, if any, for that Annuity Year equal to the remaining Annual Income Amount for the Annuity Year.  Thus, in that scenario, the remaining Annual Income Amount would be payable even though your Account Value was reduced to zero. In subsequent Annuity Years we make payments that equal the Annual Income Amount as described in this section. We will make payments until the death of the single designated life. To the extent that cumulative withdrawals in the current Annuity Year that reduced your Account Value to zero are more than the Annual Income Amount, the Highest
Daily Lifetime Seven benefit terminates, and no additional payments are made.  However, if a withdrawal in the latter scenario was taken to meet required minimum distribution requirements under the Annuity, then the benefit will not terminate, and we will continue
to pay the Annual Income Amount in the form of a fixed annuity.     If Annuity payments are to begin under the terms of your Annuity, or if you decide to begin receiving Annuity payments and there is a Annual Income Amount due in subsequent Annuity Years, you can
elect one of the following two options:         (1) apply your Account Value to any Annuity option available; or         (2) request
that, as of the date Annuity payments are to begin, we make Annuity payments each year equal to the Annual Income Amount. We will make payments until the death of the single designated life.We must receive your request in a form acceptable to us at our office.In the absence of an election when mandatory annuity payments are to begin, we will make annual annuity payments in the form of a single life fixed annuity with ten payments certain, by applying the greater of the annuity rates then currently available or the annuity rates guaranteed in your Annuity. The amount that will be applied to provide such Annuity payments will be the greater of:(1) the present value of the future Annual Income Amount payments. Such present value will be calculated using the greater of the single life fixed annuity rates then currently available or the single life fixed annuity rates guaranteed in your Annuity;and(2) the Account
Value.If no withdrawal was ever taken, we will calculate the Annual Income Amount as if you made your first withdrawal on the date the annuity payments are to begin.Please note that payments that we make under this benefit after the Annuity Anniversary coinciding with or next following the annuitant's 95th birthday will be treated as annuity payments.Other Important ConsiderationsoWithdrawals under the Highest Daily Lifetime Seven benefit are subject to all of the terms and conditions of the Annuity, including any
CDSC.Withdrawals made while the Highest Daily Lifetime Seven Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity.  The Highest Daily Lifetime Seven Benefit does not directly affect the Account Value or surrender value, but any withdrawal will decrease the Account Value by the amount of the withdrawal (plus any applicable CDSC). If you surrender your Annuity you will receive the current surrender value.oYou can make withdrawals from your Annuity while your
Account Value is greater than zero without purchasing the Highest Daily Lifetime Seven benefit. The Highest Daily Lifetime Seven benefit provides a guarantee that if your Account Value declines due to market performance, you will be able to receive your Annual
Income Amount in the form of periodic benefit payments.oUpon inception of the benefit, 100% of your Account Value must be allocated to the permitted Sub-accounts. You cannot allocate Purchase Payments or transfer Account Value to the AST Investment Grade Bond
Portfolio Sub-account (see description below) if you elect this benefit. A summary description of the AST Investment Grade Bond
Portfolio appears within the prospectus section entitled "What Are The Investment Objectives and Policies of The Portfolios?".  Upon
the initial transfer of your Account Value into the AST Investment Grade Bond Portfolio, we will send a prospectus for that Portfolio to you, along with your confirmation.  In addition, you can find a copy of the AST Investment Grade Bond Portfolio prospectus by going to www.prudentialannuities.com.oTransfers to and from the elected Sub-accounts and an AST Investment Grade Bond Portfolio
Sub-account triggered by the asset transfer component of the benefit will not count toward the maximum number of free transfers allowable under an Annuity.oYou must allocate your Account Value in accordance with the then available investment option(s) that we may prescribe in order to elect and maintain the Highest Daily Lifetime Seven benefit. If, subsequent to your election of the benefit, we change our requirements for how Account Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly adopted
requirements.oThe fee for Highest Daily Lifetime Seven is 0.60% annually of the Protected Withdrawal Value.  We deduct this fee at the end of each quarter, where each such quarter is part of a year that begins on the effective date of the benefit or an anniversary thereafter.  Thus, on each such quarter-end (or the next Valuation Day, if the quarter-end is not a Valuation Day), we deduct 0.15%
of the Protected Withdrawal Value at the end of the quarter.  We deduct the fee pro rata from each of your Sub-accounts including the
AST Investment Grade Bond Portfolio Sub-account.  Since this fee is based on the Protected Withdrawal Value the fee for Highest Daily
Lifetime Seven may be greater than it would have been, had it been based on the Account Value alone.  If the fee to be deducted exceeds the current Account Value, we will reduce the Account Value to zero, and continue the benefit as described above.  Election of and Designations under the ProgramFor Highest Daily Lifetime Seven, there must be either a single Owner who is the same as the
Annuitant, or if the Annuity is entity owned, there must be a single natural person Annuitant. In either case, the Annuitant must be at least 55 years old.Any change of the Annuitant under the Annuity will result in cancellation of Highest Daily Lifetime Seven.
Similarly, any change of Owner will result in cancellation of Highest Daily Lifetime Seven, except if (a) the new Owner has the same taxpayer identification number as the previous owner (b) ownership is transferred from a custodian to the Annuitant, or vice versa or
(c) ownership is transferred from one entity to another entity.  Highest Daily Lifetime Seven can be elected at the time that you purchase your Annuity or after the Issue Date, subject to our eligibility rules and restrictions.Currently, if you terminate the
Highest Daily Lifetime Seven benefit, you will only be allowed to re-elect the benefit or elect the Spousal Lifetime Five Benefit, the Lifetime Five Income Benefit, or the Spousal Highest Daily Lifetime Seven Income Benefit on any anniversary of the Issue Date that is at least 90 calendar days from the date the Highest Daily Lifetime Seven Benefit was terminated. We reserve the right to further limit the election frequency in the future.  Similarly, we generally will permit those who have terminated Lifetime Five,
Spousal Lifetime Five or the Spousal Highest Daily Lifetime Seven to elect Highest Daily Lifetime Seven only on an anniversary of the
Issue Date that is at least 90 calendar days from the date that such benefit was terminated.  We reserve the right to waive that
requirement.Return of Principal GuaranteeIf you have not made a withdrawal before the Tenth Anniversary, we will increase your
Account Value on that Tenth Anniversary (or the next Valuation Day, if that anniversary is not a Valuation Day), if the requirements set forth in this paragraph are met.  On the Tenth Anniversary, we add:oyour Account Value on the day that you elected Highest Daily
Lifetime Seven; andothe sum of each Purchase Payment you made during the one-year period after you elected the benefit.If the sum of
(a) and (b) is greater than your Account Value on the Tenth Anniversary, we increase your Account Value to equal the sum of (a) and
(b), by contributing funds from our general account.  If the sum of (a) and (b) is less than or equal to your Account Value on the
Tenth Anniversary, we make no such adjustment.  The amount that we add to your Account Value under this provision will be allocated to each of your variable investment options (other than a bond Sub-account used with this benefit), in the same proportion that each such Sub-account bears to your total Account Value, immediately before the application of the amount.  Any such amount will not be considered a Purchase Payment when calculating your Protected Withdrawal Value, your death benefit, or the amount of any optional benefit that you may have selected, and therefore will have no direct impact on any such values at the time we add this amount.  This potential addition to Account Value is available only if you have elected Highest Daily Lifetime Seven and if you meet the conditions set forth in this paragraph.  Thus, if you take a withdrawal prior to the Tenth Anniversary, you are not eligible to receive the
Return of Principal Guarantee.
Termination of the ProgramYou may terminate the benefit at any time by notifying us. If you terminate the benefit, any guarantee provided by the benefit will terminate as of the date the termination is effective, and certain restrictions on re-election will apply as described above.  The benefit terminates: (i) upon your termination of the benefit (ii) upon your surrender of the Annuity
(iii) upon your election to begin receiving annuity payments(although if you have elected to take the Annual Income Amount in the form of Annuity payments, we will continue to pay the Annual Income Amount)  (iv) upon the death of the Annuitant (v) if both the
Account Value and Annual Income Amount equal zero or (vi) if you cease to meet our requirements for issuing the benefit. (see
Elections and Designations under the Program).Upon termination of Highest Daily Lifetime Seven other than upon the death of the
Annuitant, we impose any accrued fee for the benefit (i.e., the fee for the pro-rated portion of the year since the fee was last assessed), and thereafter we cease deducting the charge for the benefit. With regard to your investment allocations, upon termination we will: (i) leave intact amounts that are held in the variable investment options, and (ii) transfer all amounts held in the AST
Investment Grade Bond Portfolio Sub-account  to your variable investment options, based on your existing allocation instructions or
(in the absence of such existing instructions) pro rata (i.e. in the same proportion as the current balances in your variable investment options). Asset Transfer Component of Highest Daily Lifetime SevenAs indicated above, we limit the Sub-accounts to which you may allocate Account Value if you elect Highest Daily Lifetime Seven.  For purposes of this benefit, we refer to those permitted
Sub-accounts as the "Permitted Sub-accounts".  As a requirement of participating in Highest Daily Lifetime Seven, we require that you participate in our specialized asset transfer program, under which we may transfer Account Value between the Permitted Sub-accounts and a specified bond fund within the Advanced Series Trust (the "AST Investment Grade Bond Sub-account").  We determine whether to make a transfer, and the amount of any transfer, under a non-discretionary formula, discussed below.  The AST Investment Grade Bond
Sub-account is available only with this benefit, and thus you may not allocate Purchase Payments to the AST Investment Grade Bond
Sub-account.  Under the asset transfer component of Highest Daily Lifetime Seven, we monitor your Account Value daily and, if dictated by the formula, systematically transfer amounts between the Permitted Sub-accounts you have chosen and the AST Investment
Grade Bond Sub-account.  Any transfer would be made in accordance with a formula, which is set forth in the Appendices to this prospectus. Speaking generally, the formula, which we apply each Valuation Day, operates as follows. The formula starts by identifying an income basis for that day and then multiplies that figure by 5%, to produce a projected (i.e., hypothetical) income amount.  Note that we use 5% in the formula, irrespective of the Annuitant's attained age.  Then we produce an estimate of the total amount we would target in our allocation model, based on the projected income amount and factors set forth in the formula. In the formula, we refer to that value as the "Target Value" or "L".  If you have already made a withdrawal, your projected income amount
(and thus your Target Value) would take into account any automatic step-up, any subsequent purchase payments, and any excess withdrawals. Next, the formula subtracts from the Target Value the amount held within the AST Investment Grade Bond Sub-account on that day, and divides that difference by the amount held within the Permitted Sub-accounts. That ratio, which essentially isolates the amount of your Target Value that is not offset by amounts held within the AST Investment Grade Bond Sub-account, is called the
"Target Ratio" or "r". If the Target Ratio exceeds a certain percentage (currently 83%), it means essentially that too much Target
Value is not offset by assets within the AST Investment Grade Bond Sub-account, and therefore we will transfer an amount from your
Permitted Sub-accounts to the AST Investment Grade Bond Sub-account.  Conversely, if the Target Ratio falls below a certain percentage (currently 77%), then a transfer from the AST Investment Grade Bond Sub-account to the Permitted Sub-accounts would occur.  As you can glean from the formula, a downturn in the securities markets (i.e., a reduction in the amount held within the
Permitted Sub-accounts) may cause us to transfer some of your variable Account Value to the AST Investment Grade Bond Sub-account, because such a reduction will tend to increase the Target Ratio. Moreover, certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the AST Investment Grade Bond Sub-account.  In deciding how much to transfer, we use another formula, which essentially seeks to re-balance amounts held in the Permitted Sub-accounts and the AST
Investment Grade Bond Sub-account so that the Target Ratio meets a target, which currently is equal to 80%. Once you elect Highest
Daily Lifetime Seven, the ratios we use will be fixed.  For newly-issued Annuities that elect Highest Daily Lifetime Seven and existing Annuities that elect Highest Daily Lifetime Seven, however, we reserve the right to change the ratios.While you are not notified when your Annuity reaches a reallocation trigger, you will receive a confirmation statement indicating the transfer of a portion of your Account Value either to or from the AST Investment Grade Bond Sub-account.  The formula by which the reallocation triggers operate is designed primarily to mitigate the financial risks that we incur in providing the guarantee under Highest Daily
Lifetime Seven.Depending on the results of the calculation relative to the reallocation triggers, we may, on any day:oNot make any transfer; oroIf a portion of your Account Value was previously allocated to the AST Investment Grade Bond Sub-account, transfer all or a portion of those amounts to the Permitted Sub-accounts, based on your existing allocation instructions or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable investment options).
Amounts taken out of the AST Investment Grade Bond Sub-account will be withdrawn for this purpose on a last-in, first-out basis; or
oTransfer all or a portion of your Account Value in the Permitted Sub-accounts pro-rata to the AST Investment Grade Bond Sub-account.
If a significant amount of your Account Value is systematically transferred to the AST Investment Grade Bond Sub-account during periods of market declines or low interest rates, less of your Account Value may be available to participate in the investment experience of the Permitted Sub-accounts if there is a subsequent market recovery. Under the reallocation formula that we employ, it is possible that a significant portion of your Account Value may be allocated to the AST Investment Grade Bond Sub-account.  Note that if your entire Account Value is transferred to the AST Investment Grade Bond Sub-account, then based on the way the formula operates, that value would remain in the AST Investment Grade Bond Sub-account unless you made additional Purchase Payments to the
Permitted Sub-accounts, which could cause Account Value to transfer out of the AST Investment Grade Bond Sub-account.Additional Tax
ConsiderationsIf you purchase an annuity as an investment vehicle for "qualified" investments, including an IRA, SEP-IRA, Tax
Sheltered Annuity (or 403(b)) or employer plan under Code Section 401(a), the Required Minimum Distribution rules under the Code provide that you begin receiving periodic amounts from your annuity beginning after age 70 1/2. For a Tax Sheltered Annuity or a
401(a) plan for which the participant is not a greater than five (5) percent owner of the employer, this required beginning date can generally bedeferred to retirement, if later. Roth IRAs are not subject to these rules during the owner's lifetime. The amount required under the Code may exceed the Annual Income Amount, which will cause us to increase the Annual Income Amount in any Annuity
Year that Required Minimum Distributions due from your Annuity  are greater than such amounts. In addition, the amount and duration of payments under the annuity payment and death benefit provisions may be adjusted so that the payments do not triggerany penalty or excise taxes due to tax considerations such as Required Minimum Distribution provisions under the tax law.  Please note, however, that any withdrawal you take prior to the Tenth Anniversary, even if withdrawn to satisfy required minimum distribution rules, will cause you to lose the ability to receive the Return of Principal Guarantee and the guaranteed amount described above under "KEY
FEATURE - Protected Withdrawal Value".As indicated, withdrawals made while this Benefit is in effect will be treated, for tax purposes, in the same way as any other withdrawals under the Annuity. Please see the Tax Considerations section of the prospectus for a detailed discussion of the tax treatment of withdrawals. We do not address each potential tax scenario that could arise with respect to this Benefit here.  However, we do note that if you participate in Highest Daily Lifetime Seven through a non-qualified annuity, as with all withdrawals, once all Purchase Payments are returned under the Annuity, all subsequent withdrawal amounts will be taxed as ordinary income.SPOUSAL HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT (SPOUSAL HIGHEST DAILY LIFETIME SEVEN)Spousal Highest
Daily Lifetime Seven is the spousal version of Highest Daily Lifetime Seven.  Currently, if you elect Spousal Highest Daily Lifetime
Seven and subsequently terminate the benefit, you will have a waiting period until you can elect Spousal Lifetime Five, Lifetime
Five, Highest Daily Lifetime Seven, or Spousal Highest Daily Lifetime Seven.  See "Election of and Designations under the Program"
below for details.  Spousal Highest Daily Lifetime Seven must be elected based on two Designated Lives, as described below.  Each
Designated Life must be at least 591/2years old when the benefit is elected.  Spousal Highest Daily Lifetime Seven is not available if you elect any other optional living benefit or optional death benefit.  As long as your Spousal Highest Daily Lifetime Seven
Benefit is in effect, you must allocate your Account Value in accordance with the then permitted and available investment option(s)
with this program. For a more detailed description of permitted investment options, see the Investment options section of this
prospectus.We offer a benefit that guarantees until the later death of two natural persons who are each other's spouses at the time of election of the benefit and at the first death of one of them (the "Designated Lives", and each, a "Designated Life") the ability to withdraw  an annual amount (the "Annual Income Amount") equal to a percentage of an initial principal value (the "Protected
Withdrawal Value") regardless of the impact of market performance on the Account Value, subject to our program rules regarding the timing and amount of withdrawals. The benefit may be appropriate if you intend to make periodic withdrawals from your Annuity, wish to ensure that market performance will not affect your ability to receive annual payments, and wish either spouse to be able to continue the Spousal Highest Daily Lifetime Seven benefit after the death of the first spouse.  You are not required to make withdrawals as part of the program--the guarantees are not lost if you withdraw less than the maximum allowable amount each year under the rules of the benefit. As discussed below, we require that you participate in our asset transfer program in order to participate in Spousal Highest Daily Lifetime Seven, and in Appendix F to this prospectus, we set forth the formula under which we make those asset transfers.As discussed below, a key component of Spousal Highest Daily Lifetime Seven is the Protected Withdrawal
Value. Because each of the Protected Withdrawal Value and Annual Income Amount is determined in a way that is not solely related to
Account Value, it is possible for the Account Value to fall to zero, even though the Annual Income Amount remains. You are guaranteed to be able to withdraw the Annual Income Amount until the death of the second Designated Life, provided that there have not been
"excess withdrawals." Excess withdrawals, as discussed below, will reduce your Annual Income Amount. Thus, you could experience a scenario in which your Account Value was zero, and, due to your excess withdrawals, your Annual Income Amount also was reduced to zero. In that scenario, no further amount would be payable under Spousal Highest Daily Lifetime Seven.KEY FEATURE--Protected
Withdrawal ValueThe Protected Withdrawal Value is used to calculate the initial Annual Income Amount.  On the effective date of the benefit , the Protected Withdrawal Value is equal to your Account Value.  On each Valuation Day thereafter, until the earlier of the tenth anniversary of benefit election (the "Tenth Anniversary Date") or the date of the first withdrawal, the Protected Withdrawal
Value is equal to the "Periodic Value" described in the next paragraph.The "Periodic Value" initially is equal to the Account Value on the effective date of the benefit.  On each Valuation Day thereafter, until the earlier of the first withdrawal or the Tenth
Anniversary Date, we recalculate the Periodic Value.  We stop determining the Periodic Value upon the earlier of your first withdrawal after the effective date of the benefit or the Tenth Anniversary Date.  On each Valuation Day (the "Current Valuation
Day"), the Periodic Value is equal to the greater of:the Periodic Value for the immediately preceding business day (the "Prior
Valuation Day") appreciated at the daily equivalent of  7% annually  during the calendar day(s) between the Prior Valuation Day and the Current Valuation Day (i.e., one day for successive Valuation Days, but more than one calendar day for Valuation Days that are separated by weekends and/or holidays), plus the amount of any adjusted Purchase Payment made on the Current Valuation Day; and(2)
the Account Value.If you make a withdrawal prior to the Tenth Anniversary Date, the Protected Withdrawal Value on the date of the withdrawal is equal to the greatest of:the Account Value; orthe Periodic Value on the date of the withdrawal.If you have not made a withdrawal on or before the Tenth Anniversary Date, your Protected Withdrawal Value subsequent to the Tenth Anniversary Date  is equal to the greatest of:(1) the Account Value; or(2) the Periodic Value on the Tenth Anniversary Date, increased for subsequent adjusted Purchase Payments; or(3) the sum of:(a) 200% of the Account Value on the effective date of the benefit;(b) 200% of all adjusted Purchase Payments made within one year after the effective date of the benefit; and(c)  all adjusted Purchase Payments made after one year following the effective date of the benefit up to the date of the first withdrawal.On and after the date of your first withdrawal, your Protected Withdrawal Value is increased by the amount of any subsequent Purchase Payments, is reduced by withdrawals, including your first withdrawal (as described below), and is increased if you qualify for a step-up (as described below).  Irrespective of these calculations, your Protected Withdrawal Value will always be at least equal to your Account Value.
KEY FEATURE--Annual Income Amount under the Spousal Highest Daily Lifetime Seven BenefitThe Annual Income Amount is equal to a specified percentage of the Protected Withdrawal Value.  The percentage depends on the age of the youngest Designated Life on the date of the first withdrawal after election of the benefit.  The percentages are: 5% for ages 79 and younger, 6% for ages 80 to 84,
7% for ages 85 to 89, and 8% for ages 90and older.    We use the age of the youngest Designated Life even if that Designated Life is
no longer a participant under the Annuity due to death or divorce.    Under the Spousal Highest Daily Lifetime Seven benefit, if your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual Income
Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If your cumulative withdrawals are in excess of the Annual Income Amount ("Excess Income"), your Annual Income
Amount in subsequent years will be reduced (except with regard to required minimum distributions) by the result of the ratio of the
Excess Income to the Account Value immediately prior to such withdrawal (see examples of this calculation below). Reductions include the actual amount of the withdrawal, including any CDSC that may apply. Withdrawals of any amount up to and including the Annual
Income Amount will reduce the Protected Withdrawal Value by the amount of the withdrawal.  Withdrawals of Excess Income will reduce
the Protected Withdrawal Value by the same ratio as the reduction to the Annual Income Amount.    A Purchase Payment that you make
will (i) increase the then-existing Annual Income Amount by an amount equal to a percentage of the Purchase Payment based on the age of the Annuitant at the time of the first withdrawal (the percentages are: 5% for ages 79 and younger, 6% for ages 80-84, 7% for ages
85-89, and 8% for ages 90 and older) and (ii) increase the Protected Withdrawal Value by the amount of the Purchase Payment.  An automatic step-up feature ("Highest Quarterly Auto Step-Up") is included as part of this benefit. As detailed in this paragraph, the
Highest Quarterly Auto Step-Up feature can result in a larger Annual Income Amount if your Account Value increases subsequent to your first withdrawal.  We begin examining the Account Value for purposes of the Highest Quarterly Step-Up starting with the anniversary of the Issue Date of the Annuity (the "Annuity Anniversary") immediately after your first withdrawal under the benefit. Specifically, upon the first such Annuity Anniversary, we identify the Account Value on the Valuation Days corresponding to the end of each quarter that (i) is based on your Annuity Year, rather than a calendar year; (ii) is subsequent to the first withdrawal; and (iii) falls within the immediately preceding Annuity Year. If the end of any such quarter falls on a holiday or a weekend, we use the next
Valuation Day.  Having identified each of those quarter-end Account Values, we then multiply each such value by a percentage that varies based on the age of the youngest Designated Life on the Annuity Anniversary as of which the step-up would occur.  The percentages are 5% for ages 79 and younger, 6% for ages 80 - 84, 7% for ages 85-89, and 8% for ages 90 and older.  Thus, we multiply each quarterly value by the applicable percentage, adjust each such quarterly value for subsequent withdrawals and Purchase Payments, and then select the highest of those values.  If the highest of those values exceeds the existing Annual Income Amount, we replace the existing amount with the new, higher amount. Otherwise, we leave the existing Annual Income Amount intact. In later years, (i.e., after the first Annuity Anniversary after the first withdrawal) we determine whether an automatic step-up should occur on each
Annuity Anniversary, by performing a similar examination of the Account Values on the end of the four immediately preceding quarters.
At the time that we increase your Annual Income Amount, we also increase your Protected Withdrawal Value to equal the highest quarterly value upon which your step-up was based.  If, on the date that we implement a Highest Quarterly Auto Step-Up to your Annual
Income Amount, the charge for Spousal Highest Daily Lifetime Seven has changed for new purchasers, you may be subject to the new charge at the time of such step-up. Prior to increasing your charge for Spousal Highest Daily Lifetime Seven upon a step-up, we would notify you, and give you the opportunity to cancel the automatic step-up feature. If you receive notice of a proposed step-up and accompanying fee increase, you should carefully evaluate whether the amount of the step-up justifies the increased fee to which you will be subject.The Spousal Highest Daily Lifetime Seven program does not affect your ability to make withdrawals under your annuity, or limit your ability to request withdrawals that exceed the Annual Income Amount. Under Spousal Highest Daily Lifetime Seven, if
your cumulative withdrawals in an Annuity Year are less than or equal to the Annual Income Amount, they will not reduce your Annual
Income Amount in subsequent Annuity Years, but any such withdrawals will reduce the Annual Income Amount on a dollar-for-dollar basis in that Annuity Year. If, cumulatively, you withdraw an amount less than the Annual Income Amount in any Annuity Year, you cannot carry-over the unused portion of the Annual Income Amount to subsequent Annuity Years.  Examples of dollar-for-dollar and proportional reductions, and the Highest Quarterly Auto Step-Up are set forth below. The values depicted here are purely hypothetical, and do not reflect the charges for the Spousal Highest Daily Lifetime Seven benefit or any other fees and charges.
Assume the following forall three examples:  .   The Issue Date is December 1, 2007  .   The Spousal Highest Daily Lifetime Seven
benefit is elected on March 5, 2008.  .   The youngest Designated Life was 70 years old when he/she elected the Spousal Highest Daily
Lifetime Seven benefit.Dollar-for-dollar reductionsOn May 2, 2008, the Protected Withdrawal Value is $120,000, resulting in an Annual
Income Amount of $6,000 (since the youngest Designated Life is younger than 80 at the time of the 1st withdrawal, the Annual Income
Amount is 5% of the Protected Withdrawal Value, in this case 5% of $120,000).  Assuming $2,500 is withdrawn from the Annuity on this date, the remaining Annual Income Amount for that Annuity Year (up to and including December 1, 2008) is $3,500.This is the result of a dollar-for-dollar reduction of the Annual IncomeAmount - $6,000 less $2,500 = $3,500.Proportional reductionsContinuing the previous example, assume an additional withdrawal of $5,000 occurs on August 6, 2008 and the Account Value at the time of this withdrawal is
$110,000. The first $3,500 of this withdrawal reduces the Annual Income Amount for that Annuity Year to $0. The remaining withdrawal amount -$1,500 - reduces the Annual Income Amount in future Annuity Years on a proportional basis based on the ratio of the excess withdrawal to the Account Value immediately prior to the excess withdrawal. (Note that if there were other withdrawals in that
Annuity Year, each would result in another proportional reduction to the Annual Income Amount).Here is the calculation:  Account
Value before withdrawal                                                         $110,000.00  Less amount of "non" excess
withdrawal                                           $    3,500.00  Account Value immediately before excess withdrawal of $1,500
$106,500.00  Excess withdrawal amount                                                                          $    1,500.00  Divided

by Account Value immediately before excess withdrawal                  $106,500.00
Ratio                                                                                                                      1.41%
Annual Income Amount                                                                             $  6,000.00  Less ratio of
1.41%                                                                                    -$     84.51  Annual Income Amount for future
Annuity Years                                        $  5,915.49Highest Quarterly Auto Step-UpOn each Annuity Anniversary date, the
Annual Income Amount is stepped-up if the appropriate percentage (based on the youngest Designated Life's age on the Annuity
Anniversary) of the highest quarterly value since your first withdrawal (or last Annuity Anniversary in subsequent years), adjusted for withdrawals and additional Purchase Payments, is higher than the Annual Income Amount, adjusted for excess withdrawals and additional Purchase Payments.Continuing the same example as above, the Annual Income Amount for this Annuity Year is $6,000. However, the excess withdrawal on August 6 reduces this amount to $5,915.49 for future years (see above). For the next Annuity Year, the
Annual Income Amount will be stepped-up if 5% (since the youngest Designated Life is younger than 80 on the date of the potential step-up) of the highest quarterly Account Value adjusted for withdrawals, is higher than $5,915.49.  Here are the calculations for determining the quarterly values. Only the June 1 value is being adjusted for excess withdrawals as the September 1 and December 1
Valuation Days occur after the excess withdrawal on August 6.

---------------------------- -------------------------- -------------------------- --------------------------
           Date*                   Account Value         Highest Quarterly Value    Adjusted Annual Income
                                                             (adjusted with            Amount (5% of the
                                                         withdrawal and Purchase   Highest Quarterly Value)
                                                               Payments)**
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
June 1, 2008                 $118,000.00                $118,000.00                $5,900.00
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
August 6, 2008               $120,000.00                $112,885.55                $5,644.28
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
September 1, 2008            $112,000.00                $112,885.55                $5,644.28
---------------------------- -------------------------- -------------------------- --------------------------
---------------------------- -------------------------- -------------------------- --------------------------
December 1, 2008             $119,000.00                $119,000.00                $5,950.00
---------------------------- -------------------------- -------------------------- --------------------------

* In this example,  the Annuity  Anniversary  date is December 1. The  quarterly  valuation  dates are every three months  thereafter -
March 1, June 1,  September  1, and  December 1. In this  example,  we do not use the March 1 date as the first  withdrawal  took place after March 1. The Annuity  Anniversary  Date of December 1 is considered the fourth and final  quarterly  valuation date for the year.
** In this example,  the first  quarterly  value after the first  withdrawal is $118,000 on June 1, yielding an adjusted  Annual Income
Amount of  $5,900.00.  This amount is  adjusted on August 6 to reflect the $5,000  withdrawal.  The  calculations  for the  adjustments are:  The  Account  Value  of  $118,000  on June 1 is first  reduced  dollar-for-dollar  by  $3,500  ($3,500  is the  remaining  Annual
Income  Amount  for the  Annuity  Year),  resulting  in an  adjusted  Account  Value  of  $114,500  before  the  excess  withdrawal.  .
This  amount  ($114,500)  is  further  reduced  by 1.41%  (this is the  ratio  in the  above  example  which is the  excess  withdrawal
divided  by  the  Account  Value   immediately   preceding  the  excess   withdrawal)   resulting  in  a  Highest  Quarterly  Value  of
$112,885.55.  The adjusted  Annual  Income Amount is carried  forward to the next  quarterly  anniversary  date of September 1. At this time,  we compare this amount to 5% of the Account  Value on September 1. Since the June 1 adjusted  Annual  Income Amount of $5,644.28 is higher than $5,600.00 (5% of $112,000),  we continue to carry $5,644.28 forward to the next and final quarterly  anniversary date of
December 1. The  Account  Value on December 1 is $119,000  and 5% of this amount is $5,950.  Since this is higher than  $5,644.28,  the adjusted  Annual  Income  Amount is reset to  $5,950.00.In  this  example,  5% of the  December 1 value  yields the  highest  amount of
$5,950.00.  Since this amount is higher than the current year's Annual Income Amount of $5,915.49 adjusted for excess withdrawals,  the
Annual  Income  Amount for the next  Annuity  Year,  starting on  December 2, 2008 and  continuing  through  December 1, 2009,  will be stepped-up to  $5,950.00.BENEFITS  UNDER THE SPOUSAL  HIGHEST  DAILY  LIFETIME  SEVEN  PROGRAMTo the extent that your Account Value was reduced to zero as a result of  cumulative  withdrawals  that are equal to or less than the Annual  Income Amount or as a result of the fee that we assess for Spousal  Highest Daily  Lifetime  Seven,  and amounts are still payable  under  Spousal  Highest Daily  Lifetime
Seven, we will make an additional  payment,  if any, for that Annuity Year equal to the remaining  Annual Income Amount for the Annuity
Year.  Thus,  in that  scenario,  the  remaining  Annual  Income  Amount would be payable even though your Account Value was reduced to zero.  In subsequent  Annuity  Years we make  payments  that equal the Annual Income Amount as described in this section.  We will make payments  until the death of the first of the  Designated  Lives to die,  and will  continue  to make  payments  until the death of the second  Designated  Life as long as the  Designated  Lives were spouses at the time of the first death.  To the extent that  cumulative withdrawals  in the current  Annuity Year that reduced your Account Value to zero are more than the Annual Income  Amount,  the Spousal
Highest Daily  Lifetime  Seven benefit  terminates,  and no additional  payments will be made.  However,  if a withdrawal in the latter scenario was taken to meet required minimum distribution  requirements under the Annuity,  then the benefit will not terminate,  and we will  continue to pay the Annual  Income  Amount in the form of a fixed  annuity.  If Annuity  payments are to begin under the terms of your Annuity,  or if you decide to begin  receiving  Annuity  payments and there is a Annual  Income  Amount due in subsequent  Annuity
Years,  you  can  elect  one  of  the  following  two  options:  (1)  apply  your  Account  Value  to  any  Annuity  option  available;
or (2)  request  that,  as of the date  Annuity  payments  are to  begin,  we make  Annuity  payments  each  year  equal to the  Annual
Income  Amount.  We will make payments  until the first of the  Designated  Lives to die, and will continue to make payments  until the death of the second  Designated Life as long as the Designated  Lives were spouses at the time of the first death.  If, due to death of a Designated Life or divorce prior to  annuitization,  only a single  Designated Life remains,  then Annuity payments will be made as a life annuity for the lifetime of the  Designated  Life.We must receive your request in a form  acceptable  to us at our  office.In  the absence of an election when mandatory  annuity  payments are to begin, we will make annual annuity  payments as a joint and survivor or single (as  applicable)  life fixed  annuity with ten payments  certain,  by applying the greater of the annuity  rates then  currently available or the annuity rates  guaranteed in your  Annuity.  The amount that will be applied to provide such Annuity  payments will be the greater  of:(1) the present  value of the future Annual Income  Amount  payments.  Such present value will be calculated  using the greater of the joint and  survivor  or single (as  applicable)  life fixed  annuity  rates then  currently  available  or the joint and survivor or single (as applicable)  life fixed annuity rates guaranteed in your  Annuity;and(2)  the Account Value.If no withdrawal was ever taken,  we will  calculate the Annual Income Amount as if you made your first  withdrawal on the date the annuity  payments are to
begin.Please  note that payments that we make under this benefit after the Annuity  Anniversary  coinciding  with or next following the older of the owner or  Annuitant's  95th  birthday,  will be  treated as annuity  payments.Other  Important  ConsiderationsoWithdrawals under the Spousal  Highest Daily Lifetime  Seven benefit are subject to all of the terms and  conditions of the Annuity,  including any
CDSC.Withdrawals  made while the Spousal  Highest Daily Lifetime Seven Benefit is in effect will be treated,  for tax purposes,  in the same way as any other  withdrawals  under the Annuity.  The Spousal  Highest Daily Lifetime Seven Benefit does not directly  affect the
Account  Value or surrender  value,  but any  withdrawal  will  decrease the Account  Value by the amount of the  withdrawal  (plus any applicable  CDSC).  If you surrender  your Annuity you will receive the current  surrender  value.oYou can make  withdrawals  from your
Annuity  while your Account Value is greater than zero without  purchasing  the Spousal  Highest  Daily  Lifetime  Seven  benefit.  The
Spousal Highest Daily Lifetime Seven benefit  provides a guarantee that if your Account Value declines due to market  performance,  you will be able to receive your Annual  Income Amount in the form of periodic  benefit  payments.oUpon  inception of the benefit,  100% of your Account Value must be allocated to the permitted  Sub-accounts.  You cannot allocate  Purchase  Payments or transfer Account Value to the AST Investment Grade Bond Portfolio  Sub-account (as described  below) if you elect this  benefit.oYou can make withdrawals from your Annuity  without  purchasing the Spousal  Highest Daily Lifetime Seven benefit.  The Spousal  Highest Daily Lifetime Seven benefit provides a guarantee  that if your Account  Value  declines due to market  performance,  you will be able to receive your Annual Income
Amount in the form of periodic benefit payments.
 oTransfers  to and from the elected  Sub-accounts  and the AST  Investment  Grade Bond  Portfolio  Sub-account  triggered by the asset transfer  component of the benefit will not count toward the maximum number of free transfers  allowable under an Annuity.oIn  general, you must allocate  your Account Value in accordance  with the then  available  investment  option(s)  that we may prescribe in order to elect and maintain the Spousal  Highest Daily  Lifetime Seven benefit.  If,  subsequent to your election of the benefit,  we change our requirements  for how Account Value must be allocated under the benefit,  the new  requirement  will apply only to new elections of the benefit,  and we will not compel you to re-allocate  your Account Value in accordance with our newly adopted  requirements.  Subsequent to any change in  requirements,  transfers of Account Value and  allocation of additional  Purchase  Payments may be subject to the new investment  limitations.oThe  fee for Spousal  Highest Daily  Lifetime Seven is 0.75% annually of the Protected  Withdrawal  Value.  We deduct  this fee at the end of each  quarter,  where  each such  quarter  is part of a year that  begins on the  effective  date of the benefit or an  anniversary  thereafter.  Thus,  on each such  quarter-end  (or the next  Valuation  Day,  if the  quarter-end  is not a
Valuation  Day), we deduct 0.1875% of the Protected  Withdrawal  Value at the end of the quarter.  We deduct the fee pro rata from each of your Sub-accounts  including the AST Investment Grade Bond Sub-account.  Since this fee is based on the Protected  Withdrawal Value, the fee for Spousal  Highest  Daily  Lifetime  Seven may be greater  than it would have been,  had it been based on the  Account  Value alone.  If the fee to be deducted  exceeds the current  Account  Value,  we will reduce the Account  Value to zero,  and  continue  the benefit as described above.  Election of and  Designations  under the  ProgramSpousal  Highest Daily Lifetime Seven can only be elected based on two Designated  Lives.  Designated  Lives must be natural  persons who are each other's spouses at the time of election of the program and at the death of the first of the  Designated  Lives to die.  Currently,  Spousal  Highest Daily  Lifetime Seven only may be elected where the Owner,  Annuitant,  and Beneficiary  designations are as follows:One Annuity Owner, where the Annuitant and the Owner are the same person and the  beneficiary is the Owner's spouse.  The  Owner/Annuitant  and the  beneficiary  each must be at least 591/2 years old at the time of election;  orCo-Annuity Owners,  where the Owners are each other's spouses.  The beneficiary  designation must be the surviving  spouse,  or the spouses named equally.  One of the owners must be the Annuitant.  Each Owner must each be at least 59
1/2years old at the time of election;  orOne  Annuity  Owner,  where the Owner is a custodial  account  established  to hold  retirement assets for the benefit of the Annuitant  pursuant to the  provisions of Section  408(a) of the Internal  Revenue Code (or any successor
Code section  thereto)  ("Custodial  Account"),  the  beneficiary  is the  Custodial  Account,  and the spouse of the  Annuitant is the
Contingent  Annuitant.  Both  the  Annuitant  and the  Contingent  Annuitant  each  must be at  least  591/2years  old at the  time of election.  We do not  permit a change  of Owner  under  this  benefit,  except as  follows:  (a) if one  Owner  dies and the  surviving spousal Owner assumes the Annuity or (b) if the Annuity  initially is co-owned,  but  thereafter  the Owner who is not the Annuitant is removed as Owner.  We permit changes of beneficiary  under this benefit.  If the Designated  Lives divorce,  the Spousal  Highest Daily
Lifetime  Seven  benefit may not be divided as part of the divorce  settlement or judgment.  Nor may the  divorcing  spouse who retains
ownership  of  the  Annuity  appoint  a  new  Designated  Life  upon   re-marriage.   Spousal  Highest  Daily  Lifetime  Seven  can  be
elected  at  the  time  that  you  purchase   your  Annuity  or  after  the  Issue  Date,   subject  to  our   eligibility   rules  and
restrictions.Currently,  if you terminate the Spousal  Highest Daily Lifetime  Seven benefit,  you will only be allowed to re-elect the benefit or to elect the Lifetime Five Benefit,  the Spousal  Lifetime Five Benefit,  or the Highest Daily Lifetime Seven Benefit on any
anniversary  of the Issue Date that is at least 90 calendar  days from the date the Spousal  Highest Daily  Lifetime  Seven Benefit was terminated.  We reserve the right to further  limit the election  frequency in the future.  Similarly,  we generally  will permit those who have  terminated  Lifetime Five,  Spousal  Lifetime Five or Highest Daily  Lifetime  Seven to elect Spousal  Highest Daily Lifetime
Seven only on an  anniversary  of the Issue Date that is at least 90 calendar days from the date that such benefit was  terminated.  We reserve  the  right to waive  that  requirement.Return  of  Principal  GuaranteeIf  you have not made a  withdrawal  before  the  Tenth
Anniversary,  we will increase your Account Value on that Tenth  Anniversary  (or the next Valuation Day, if that  anniversary is not a
Valuation Day), if the requirements set forth in this paragraph are met. On the Tenth  Anniversary,  we add:oyour  Account Value on the day that you elected  Spousal Highest Daily Lifetime  Seven;  andothe sum of each Purchase  Payment you made during the one-year period after you elected the benefit.If the sum of (a) and (b) is greater than your Account Value on the Tenth  Anniversary,  we increase your
Account  Value to equal the sum of (a) and (b),  by  contributing  funds from our  general  account.  If the sum of (a) and (b) is less than or equal to your  Account  Value on the Tenth  Anniversary,  we make no such  adjustment.  The amount that we add to your  Account
Value under this  provision will be allocated to each of your variable  investment  options  (other than a bond  Sub-account  used with this  benefit),  in the same  proportion  that  each such  Sub-account  bears to your  total  Account  Value,  immediately  before  the application  of the amount.  Any such amount will not be  considered a Purchase  Payment when  calculating  your  Protected  Withdrawal
Value, your death benefit,  or the amount of any optional benefit that you may have selected,  and therefore will have no direct impact on any such values at the time we add this amount.  This  potential  addition to Account  Value is  available  only if you have elected
Spousal  Highest  Daily  Lifetime  Seven and if you meet the  conditions  set forth in this  paragraph.  Thus, if you take a withdrawal prior to the Tenth Anniversary,  you are not eligible to receive the Return of Principal  Guarantee.  Termination of the ProgramYou may
terminate the benefit at any time by notifying us. If you terminate the benefit,  any guarantee  provided by the benefit will terminate as of the date the  termination is effective,  and certain  restrictions  on  re-election  will apply as described  above.  The benefit terminates:  (i) if upon the death of the first  Designated  Life, the surviving  Designated  Life opts to take the death benefit under the Annuity (ii) upon the death of the second  Designated  Life, (iii) upon your termination of the benefit (iv) upon your surrender of the Annuity (v) upon your election to begin  receiving  annuity  payments (vi) if both the Account Value and Annual Income Amount equal zero or (vii) if you cease to meet our requirements  for issuing the  benefit.Upon  termination of Spousal Highest Daily Lifetime Seven other than upon death of a Designated Life, we impose any accrued fee for the benefit (i.e.,  the fee for the pro-rated  portion of the year since the fee was last  assessed),  and thereafter we cease  deducting the charge for the benefit.  With regard to your investment allocations,  upon termination we will: (i) leave intact amounts that are held in the variable  investment  options,  and (ii) transfer all amounts held in the AST Investment Grade Bond Portfolio  Sub-account (as defined below) to your variable investment options,  based on your existing  allocation  instructions or (in the absence of such existing  instructions)  pro rata (i.e. in the same proportion as the current  balances in your  variable  investment  options).  Asset  Transfer  Component of Spousal  Highest Daily  Lifetime  SevenAs
indicated  above,  we limit the  Sub-accounts  to which you may allocate  Account  Value if you elect Spousal  Highest  Daily  Lifetime
Seven.  For purposes of this benefit,  we refer to those permitted  Sub-accounts as the "Permitted  Sub-accounts".  As a requirement of participating  in Spousal Highest Daily Lifetime Seven,  we require that you  participate in our  specialized  asset transfer  program, under which we may transfer  Account Value  between the Permitted  Sub-accounts  and a specified  bond fund within the Advanced  Series
Trust (the "AST Investment Grade Bond  Sub-account").  We determine whether to make a transfer,  and the amount of any transfer,  under a  non-discretionary  formula,  discussed below.  The AST Investment  Grade Bond  Sub-account is available only with this benefit,  and thus you may not allocate  Purchase  Payments to the AST  Investment  Grade Bond  Sub-account.  Under the asset  transfer  component of
Spousal  Highest Daily Lifetime  Seven,  we monitor your Account Value daily and, if dictated by the formula,  systematically  transfer amounts between the Permitted  Sub-accounts you have chosen and the AST Investment Grade Bond  Sub-account.  Any transfer would be made in accordance  with a formula,  which is set forth in the Appendices to this  prospectus.  Speaking  generally,  the formula,  which we apply each Valuation  Day,  operates as follows.  The formula  starts by  identifying an income basis for that day and then  multiplies that  figure by 5%, to produce a  projected  (i.e.,  hypothetical)  Highest  Daily  annual  income  amount.  Note that we use 5% in the formula,  irrespective  of the  youngest  Designated  Life's  attained  age.  Then we produce an estimate of the total  amount we would target in our allocation  model,  based on the projected income amount and factors set forth in the formula.  In the formula,  we refer to that value as the "Target  Value" or "L".  If you have  already  made a  withdrawal,  your  projected  income  amount (and thus your
Target Value) would take into account any automatic step-up,  any subsequent purchase payments,  and any excess withdrawals.  Next, the formula  subtracts  from the Target Value the amount held within the AST  Investment  Grade Bond  Sub-account  on that day, and divides that  difference  by the amount held within the  Permitted  Sub-accounts.  That ratio,  which  essentially  isolates the amount of your
Target Value that is not offset by amounts  held within the AST  Investment  Grade Bond  Sub-account,  is called the "Target  Ratio" or
"r". If the Target Ratio exceeds a certain  percentage  (currently 83%), it means  essentially that too much Target Value is not offset by assets within the AST Investment Grade Bond Sub-account,  and therefore we will transfer an amount from your Permitted  Sub-accounts to the AST Investment Grade Bond Sub-account.  Conversely,  if the Target Ratio falls below a certain percentage  (currently 77%), then a transfer  from the AST  Investment  Grade Bond  Sub-account  to the  Permitted  Sub-accounts  would occur.  As you can glean from the formula,  a downturn in the securities  markets (i.e., a reduction in the amount held within the Permitted  Sub-accounts)  may cause us to transfer some of your variable  Account Value to the AST Investment  Grade Bond  Sub-account,  because such a reduction will tend to increase the Target Ratio.  Moreover,  certain market return scenarios involving "flat" returns over a period of time also could result in the transfer of money to the AST  Investment  Grade Bond  Sub-account.  In deciding how much to  transfer,  we use another  formula, which  essentially  seeks to re-balance  amounts held in the Permitted  Sub-accounts  and the AST Investment  Grade Bond Sub-account so that the Target Ratio meets a target,  which  currently is equal to 80%.  Once you elect  Spousal  Highest Daily  Lifetime  Seven,  the ratios we use will be fixed.  For  newly-issued  Annuities that elect Spousal Highest Daily Lifetime Seven and existing  Annuities that elect Spousal Highest Daily Lifetime Seven,  however,  we reserve the right to change the  ratios.While  you are not notified when your
Annuity  reaches a  reallocation  trigger,  you will  receive a  confirmation  statement  indicating  the transfer of a portion of your
Account Value either to or from the AST Investment Grade Bond  Sub-account.  The formula by which the reallocation  triggers operate is designed  primarily to mitigate the  financial  risks that we incur in providing the guarantee  under  Spousal  Highest Daily  Lifetime
Seven.Depending  on the results of the calculation  relative to the  reallocation  triggers,  we may, on any day:Not make any transfer;
orIf a portion of your Account Value was previously  allocated to the AST Investment Grade Bond Sub-account,  transfer all or a portion of those amounts to the Permitted  Sub-accounts,  based on your existing  allocation  instructions  or (in the absence of such existing instructions) pro rata (i.e., in the same proportion as the current balances in your variable  investment  options).  Amounts taken out of the AST Investment  Grade Bond Sub-account  will be withdrawn for this purpose on a last-in,  first-out  basis;  orTransfer all or a portion of your Account Value in the Permitted  Sub-accounts  pro-rata to the AST Investment Grade Bond  Sub-account.  If a significant amount of your Account Value is  systematically  transferred  to the AST  Investment  Grade Bond  Sub-account  during periods of market declines or low  interest  rates,  less of your Account  Value may be available to  participate  in the  investment  experience  of the
Permitted  Sub-accounts if there is a subsequent market recovery.  Under the reallocation formula that we employ, it is possible that a significant  portion of your Account  Value may be allocated to the AST  Investment  Grade Bond  Sub-account.  Note that if your entire
Account Value is transferred to the AST  Investment  Grade Bond  Sub-account,  then based on the way the formula  operates,  that value would remain in the AST Investment Grade Bond Sub-account unless you made additional  Purchase Payments to the Permitted  Sub-accounts, which could cause  Account Value to transfer out of the AST  Investment  Grade Bond  Sub-account.Additional  Tax  ConsiderationsIf  you purchase an annuity as an  investment  vehicle for  "qualified"  investments,  including an IRA,  SEP-IRA,  Tax  Sheltered  Annuity (or
403(b)) or employer  plan under Code Section  401(a),  the Required  Minimum  Distribution  rules under the Code provide that you begin receiving  periodic  amounts from your annuity  beginning after age 70 1/2. For a Tax Sheltered  Annuity or a 401(a) plan for which the participant  is not a greater than five (5) percent owner of the employer,  this required  beginning  date can generally  bedeferred to retirement,  if later.  Roth IRAs are not subject to these rules during the owner's  lifetime.  The amount  required under the Code may exceed the Annual Income  Amount,  which will cause us to increase the Annual  Income Amount in any Annuity Year that Required  Minimum
Distributions  due from your Annuity that are greater than such  amounts.  In addition,  the amount and duration of payments  under the annuity  payment and death benefit  provisions  may be adjusted so that the payments do not  triggerany  penalty or excise taxes due to tax considerations such as Required Minimum  Distribution  provisions under the tax law. Please note, however,  that any withdrawal you take prior to the Tenth  Anniversary,  even if withdrawn to satisfy required  minimum  distribution  rules,  will cause you to lose the ability to receive  the Return of  Principal  Guarantee  and the  guaranteed  amount  described  above  under "KEY  FEATURE - Protected
Withdrawal  Value".As indicated,  withdrawals made while this benefit is in effect will be treated,  for tax purposes,  in the same way as any other withdrawals under the Annuity.  Please see the Tax Considerations  section of the prospectus for a detailed  discussion of the tax  treatment of  withdrawals.  We do not address each  potential tax scenario that could arise with respect to this benefit here.
However,  we do note that if you  participate  in Spousal  Highest Daily Lifetime Seven through a  non-qualified  annuity,  as with all withdrawals,  once all Purchase Payments are returned under the Annuity,  all subsequent  withdrawal  amounts will be taxed as ordinary income.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?The Annuity provides a Death Benefit during its accumulation period. If an Annuity is owned by one or more natural persons, the Death Benefit is payable upon the first death of an Owner. If an Annuity is owned by an entity, the Death Benefit is payable upon the Annuitant's death, if there is no Contingent Annuitant. Generally, if a Contingent
Annuitant was designated before the Annuitant's death and the Annuitant dies, then the Contingent Annuitant becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the
"decedent."
BASIC DEATH BENEFITThe Annuity provides a basic Death Benefit at no additional charge. The Insurance Charge we deduct daily from your
Account Value allocated to the Sub-accounts is used, in part, to pay us for the risk we assume in providing the basic Death Benefit guarantee under an Annuity. The Annuity also offers four different optional Death Benefits that can be purchased for an additional charge. The additional charge is deducted to compensate Prudential Annuities for providing increased insurance protection under the optional Death Benefits. Notwithstanding the additional protection provided under the optional Death Benefits, the additional cost has the impact of reducing the net performance of the investment options.
Where death occurs after the decedent's age 85, or older, the basic Death Benefit is the greater of:The sum of all Purchase Payments less the sum of all proportional withdrawals.The sum of your Account Value in the Sub-accounts
"Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments for purposes of calculating the basic Death Benefit.
OPTIONAL DEATH BENEFITSFour optional Death Benefits are offered for purchase with your Annuity to provide an enhanced level of protection for your beneficiaries.
Currently, these benefits are only offered in those jurisdictions where we have received regulatory approval and must be elected at the time that you purchase your Annuity. We may, at a later date, allow existing Annuity Owners to purchase an optional Death Benefit subject to our rules and any changes or restrictions in the benefits. Certain terms and conditions may differ between jurisdictions once approved and if you purchase your Annuity as part of an exchange, replacement or transfer, in whole or in part, from any other
Annuity we issue. The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit may only be elected individually, and cannot be elected in combination with any other optional Death Benefit. If you elect Spousal Lifetime Five or Spousal Highest Daily
Lifetime Seven, you are not permitted to elect an optional Death Benefit. Investment Restrictions may apply if you elect certain optional death benefits. See the chart in the "Investment Options" section of the Prospectus for a list of investment options available and permitted with each benefit.
Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced Beneficiary Protection Optional Death Benefit can provide additional amounts to your Beneficiary that may be used to offset federal and state taxes payable on any taxable gains in your Annuity at the time of your death. Whether this benefit is appropriate for you may depend on your particular circumstances, including other financial resources that may be available to your
Beneficiary to pay taxes on your Annuity should you die during the accumulation period. No benefit is payable if death occurs on or after the Annuity Date.The Enhanced Beneficiary Protection Optional Death Benefit provides a benefit that is payable in addition to the basic Death Benefit and certain other optional death benefits you may elect in conjunction with this benefit. If the Annuity has one Owner, the Owner must be age 75 or less at the time the benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 75 or less. If an Annuity is owned by an entity, the Annuitant must be age 75 or less.
Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:1. the basic
Death Benefit described above;PLUS2. 40% of your "Growth" under an Annuity, as defined below."Growth" means the sum of your Account
Value in the Sub-accounts , minus the total of all Purchase Payments reduced by the sum of all proportional withdrawals."Proportional withdrawals" are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. For example, a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.
The Enhanced Beneficiary Protection Optional Death Benefit is subject to a maximum of 100% of all Purchase Payments applied to an
Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
The Enhanced Beneficiary Protection Optional Death Benefit is being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. Please refer to the section entitled "Tax
Considerations" for a discussion of special tax considerations for purchasers of this benefit. The Enhanced Beneficiary Protection
Death Benefit is not available if you elect the "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit ,Spousal
Lifetime Five Income Benefit or Spousal Highest Daily Lifetime Seven.See Appendix B for examples of how the Enhanced Beneficiary
Protection Optional Death Benefit is calculated.
Highest Anniversary Value Death Benefit ("HAV")
If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Anniversary Value Optional Death Benefit is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less. If an Annuity is owned by an entity, the
Annuitant must be age 79 or less.
Certain of the Portfolios offered as Sub-accounts under the Annuity are not available if you elect the Highest Anniversary Value
Death Benefit. In addition, we reserve the right to require you to use certain asset allocation model(s) if you elect this death benefit.
Calculation of Highest Anniversary Value Death Benefit The HAV Death Benefit depends on whether death occurs before or after the
Death Benefit Target Date.If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:1. the basic Death Benefit described above; and
2. the Highest Anniversary Value as of the Owner's date of death.
If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:1. the basic Death Benefit described above; and2. the Highest Anniversary Value on the Death Benefit Target Date plus the sum of all Purchase Payments less the sum of all proportional withdrawals since the Death Benefit Target Date.
The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.
The Highest Anniversary Value Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The Highest Anniversary Value Death
Benefit is not available if you elect the "Combination 5% Roll-up and Highest Anniversary Value" or the "Highest Daily Value" Death
Benefit. It is also not available with Spousal Lifetime Five.
Please refer to the definition of Death Benefit Target Date below. This death benefit may not be an appropriate feature where the
Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer contract anniversaries before the death benefit target date is reached.
The death benefit target date under this death benefit is earlier than the death benefit target date under the Combination 5% Roll-up and Highest Anniversary Value Death Benefit for Owners who are age 76 or older when an Annuity is issued, which may result in a lower value on the death benefit, since there will be fewer contract anniversaries before the death benefit target date is reached.
See Appendix B for examples of how the Highest Anniversary Value Death Benefit is calculated.
Combination 5% Roll-up and Highest Anniversary Value Death Benefit
If an Annuity has one Owner, the Owner must be age 79 or less at the time the Combination 5% Roll-up and HAV Optional Death Benefit
is purchased. If an Annuity has joint Owners, the oldest Owner must be age 79 or less. If the Annuity is owned by an entity, the
Annuitant must be age 79 or less.
Certain of the Portfolios offered as Sub-accounts under an Annuity are not available if you elect the Combination 5% Roll-up and HAV
Death Benefit. If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s). In addition, we reserve the right to require you to use certain asset allocation model(s) if you elect this Death Benefit.
Calculation of the Combination 5% Roll-up and Highest Anniversary Value Death Benefit
The Combination 5% Roll-up and HAV Death Benefit equals the greatest of:1. the basic Death Benefit described above; and
2. the Highest Anniversary Value Death Benefit described above; and
3. 5% Roll-up described below.
The calculation of the 5% Roll-up depends on whether death occurs before or after the Death Benefit Target Date.
If the Owner dies before the Death Benefit Target Date the 5% Roll up is equal to:all Purchase Payments increasing at an annual effective interest rate of 5% starting on the date that each Purchase Payment is made and ending on the Owner's date of death;MINUSthe sum of all withdrawals, dollar for dollar up to 5% of the Death Benefit's value as of the prior contract anniversary
(or Issue Date if the withdrawal is in the first contract year). Any withdrawals in excess of the 5% dollar for dollar limit are proportional.
If the Owner dies on or after the Death Benefit Target Date the 5% Roll-up is equal to:the 5% Roll-up value as of the Death Benefit
Target Date increased by total Purchase Payments made after the Death Benefit Target Date;MINUSthe sum of all withdrawals which reduce the 5% Roll-up proportionally. This Death Benefit may not be an appropriate feature where the Owner's age is near the age specified in the Death Benefit Target Date. This is because the benefit may not have the same potential for growth as it otherwise would, since there will be fewer Annuity anniversaries before the Death Benefit Target Date is reached.
The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit is not available if you elect any other optional
Death Benefit or elect Spousal Lifetime Five or Spousal Highest Daily Lifetime Seven.
See Appendix B for examples of how the "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit is calculated.
Key Terms Used with the Highest Anniversary Value Death Benefit and the Combination 5% Roll-up and Highest Anniversary Value Death
Benefit:
o        The Death Benefit Target Date for the Highest Anniversary Value Death Benefit is the contract anniversary on or after the

          80th birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned.
o        The Death Benefit Target Date for the Combination 5% Roll-up and HAV Death Benefit is the later of the contract anniversary on or after the 80th birthday of the current Owner, the oldest of either joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.
o        The Highest Anniversary Value equals the highest of all previous "Anniversary Values" less proportional withdrawals since such anniversary and plus any Purchase Payments since such anniversary.
o        The Anniversary Value is the Account Value as of each anniversary of the Issue Date of an Annuity. The Anniversary Value on
          the Issue Date is equal to your Purchase Payment.
o        Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Anniversary Value or 5% Roll-up value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Anniversary Value or 5% Roll-up value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional
          Death Benefit we will reduce your Highest Anniversary Value ($ 125,000) by 10% or $12,500.
Highest Daily Value Death Benefit ("HDV")
If an Annuity has one Owner, the Owner must be age 79 or less at the time the Highest Daily Value Death Benefit is elected. If an
Annuity has joint Owners, the older Owner must be age 79 or less. If there are joint Owners, death of the Owner refers to the first to die of the joint Owners. If an Annuity is owned by an entity, the Annuitant must be age 79 or less and death of the Owner refers to the death of the Annuitant.If you elect this benefit, you must allocate your Account Value in accordance with the then permitted and available option(s) with this benefit. If, subsequent to your election of the benefit, we change our requirements for how Account
Value must be allocated under the benefit, the new requirement will apply only to new elections of the benefit, and we will not compel you to re-allocate your Account Value in accordance with our newly-adopted requirements. Subsequent to any change in requirements, transfers of Account Value and allocation of additional Purchase Payments may be subject to the new investment limitations.
The HDV Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.
If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greater of:1.        the basic Death Benefit
described above; and
2.       the HDV as of the Owner's date of death.
If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:1.   the basic Death Benefit
described above; and
2.       the HDV on the Death Benefit Target Date plus the sum of all Purchase Payments less the sum of all proportional withdrawals since the Death Benefit Target Date.

The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any proportional withdrawals since such date.The Highest Daily Value Death Benefit described above is currently being offered in those jurisdictions where we have received regulatory approval. Certain terms and conditions may differ between jurisdictions once approved. The Highest Daily Value Death Benefit is not available if you elect the Guaranteed Return Option Plus
2008, Highest Daily Guaranteed Return Option , Spousal Lifetime Five, Highest Daily Lifetime Seven, or Spousal Highest Daily Lifetime
Seven, "Combination 5% Roll-up and Highest Anniversary Value" Death Benefit, or the Highest Anniversary Value Death Benefit.
Key Terms Used with the Highest Daily Value Death Benefit:

o        The Death Benefit Target Date for the Highest Daily Value Death Benefit is the later of an Annuity anniversary on or after the 80th birthday of the current Owner, or the older of either the joint Owner or the Annuitant, if entity owned, or five years after the Issue Date of an Annuity.
o        The Highest Daily Value equals the highest of all previous "Daily Values" less proportional withdrawals since such date and plus any Purchase Payments since such date.
o        The Daily Value is the Account Value as of the end of each Valuation Day. The Daily Value on the Issue Date is equal to your
          Purchase Payment.
o        Proportional withdrawals are determined by calculating the percentage of your Account Value that each prior withdrawal represented when withdrawn. Proportional withdrawals result in a reduction to the Highest Daily Value by reducing such value in the same proportion as the Account Value was reduced by the withdrawal as of the date the withdrawal occurred. For example, if your Highest Daily Value is $125,000 and you subsequently withdraw $10,000 at a time when your Account Value is equal to $100,000 (a 10% reduction), when calculating the optional Death Benefit we will reduce your Highest Daily Value
          ($125,000) by 10% or $12,500.
Please see Appendix B to this prospectus for a hypothetical example of how the HDV Death Benefit is calculated.
Annuities with Joint Owners
For Annuities with Joint Owners, the Death Benefits are calculated as shown above except that the age of the oldest of the joint
Owners is used to determine the Death Benefit Target Date. NOTE: If you and your spouse own your Annuity jointly, we will pay the
Death Benefit to the Beneficiary. If the sole primary Beneficiary is the surviving spouse, then the surviving spouse can elect to assume ownership of your Annuity and continue the Annuity instead of receiving the Death Benefit.
Annuities Owned by Entities
For Annuities owned by an entity, the Death Benefits are calculated as shown above except that the age of the Annuitant is used to determine the Death Benefit Target Date. Payment of the Death Benefit is based on the death of the Annuitant (or Contingent
Annuitant, if applicable).
Can I terminate the optional Death Benefits? Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced Beneficiary Protection Death Benefit and the Highest Anniversary Value Death Benefit at any time. The
"Combination 5% Roll-up and HAV Death Benefit" and the HDV Death Benefit may not be terminated once elected. The optional Death
Benefits will terminate automatically on the Annuity Date. We may also terminate any optional Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.
What are the charges for the optional Death Benefits? We deduct a charge equal to 0.25% per year of the average daily net assets of the Sub-accounts for each of the Highest Anniversary Value Death Benefit and the Enhanced Beneficiary Protection Death Benefit and
0.50% per year of the average daily net assets of the Sub-accounts for each of the "Combination 5% Roll-up and HAV Death Benefit" and
the HDV Death Benefit. We deduct the charge for each of these benefits to compensate Prudential Annuities for providing increased insurance protection under the optional Death Benefits. The additional annual charge is deducted daily against your Account Value allocated to the Sub-accounts.Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

PRUDENTIAL ANNUITIES' ANNUITY REWARDSWhat is the Annuity Rewards Benefit?
The Annuity Rewards Benefit offers Owners the ability to capture any market gains since the Issue Date of their Annuity as an enhancement to their current Death Benefit so their Beneficiaries will not receive less than an Annuity's value as of the effective date of the benefit. Under the Annuity Rewards Benefit, Prudential Annuities guarantees that the Death Benefit will not be less than:
o        your Account Value in the Sub-accounts as of the effective date of the benefit
o        MINUS any proportional withdrawals following the effective date of the benefit
o        PLUS any additional Purchase Payments applied to your Annuity following the effective date of the benefit.
The Annuity Rewards Death Benefit enhancement does not affect the calculation of the basic Death Benefit or any Optional Death
Benefits available under an Annuity. If the Death Benefit amount payable under your Annuity's basic Death Benefit or any Optional
Death Benefits you purchase is greater than the enhanced Death Benefit under the Annuity Rewards Benefit on the date the Death
Benefit is calculated, your Beneficiary will receive the higher amount.
Who is eligible for the Annuity Rewards benefit? Owners can elect the Annuity Rewards Death Benefit enhancement when there is no longer a CDSC associated with your Annuity. However, the Account Value on the date that the Annuity Rewards benefit is effective, must be greater than the amount that would be payable to the Beneficiary under the Death Benefit (including any amounts payable under any Optional Death Benefit then in effect). The effective date must occur before annuity payments begin. There can only be one effective date for the Annuity Rewards Death Benefit enhancement. There is no additional charge for electing the Annuity Rewards
Death Benefit enhancement.
PAYMENT OF DEATH BENEFITSAlternative Death Benefit Payment Options - Annuities owned by Individuals  (not associated with Tax-Favored
Plans)
Except in the case of a spousal assumption as described below, upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.
If you die on or after the Annuity Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.
In the event of your death before the Annuity Date, the Death Benefit must be distributed:
o        within five (5) years of the date of death; or
o        as a series of payments not extending beyond the life expectancy of the Beneficiary or over the life of the Beneficiary.
          Payments under this option must begin within one year of the date of death.
Unless you have made an election prior to Death Benefit proceeds becoming due, a Beneficiary can elect to receive the Death Benefit proceeds under the Beneficiary Continuation Option as described below in the section entitled "Beneficiary Continuation Option," as a series of annuity payments.
Upon our receipt of proof of death, we will send to the beneficiary materials that list these payment options.
Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans
The Code provides for alternative death benefit payment options when an Annuity is used as an IRA, 403(b) or other "qualified investment" that requires minimum distributions. Upon your death under an IRA, 403(b) or other "qualified investment", the designated
Beneficiary may generally elect to continue the Annuity and receive Required Minimum Distributions under the Annuity instead of receiving the death benefit in a single payment. The available payment options will depend on whether you die before the date
Required Minimum Distributions under the Code were to begin, whether you have named a designated beneficiary and whether the
Beneficiary is your surviving spouse.
o        If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (provided such payments begin by December 31st  of the year following the year of death).
          However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
o        If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the
          Code, the death benefit must be paid out within five years from the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.
o        If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the
          Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.
o        A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.
Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the Required Minimum Distribution rules, are subject to tax. You may wish to consult a professional tax advisor for tax advice as to your particular situation.
For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date Required Minimum Distributions must begin under the Code.The tax consequences to the beneficiary may vary among the different death benefit payment options. See the Tax Considerations section of this prospectus, and consult your tax advisor.
Beneficiary Continuation Option
Instead of receiving the death benefit in a single payment, or under an Annuity Option, a beneficiary may take the death benefit under an alternative death benefit payment option, as provided by the Code and described above under the sections entitled "Payment of Death Benefits" and "Alternative Death Benefit Payment Options - Annuities Held by Tax-Favored Plans." This "Beneficiary
Continuation Option" is described below and is available for both qualified Annuities (i.e. annuities sold to an IRA, Roth IRA, SEP
IRA, or
403(b)) and non-qualified Annuities.
Under the Beneficiary Continuation Option:
o        The Owner's Annuity will be continued in the Owner's name, for the benefit of the beneficiary.
o        Beginning on the date we receive an election by the beneficiary to take the death benefit in a form other than a lump sum, the beneficiary will incur a Settlement Service Charge which is an annual charge assessed on a daily basis against the average assets allocated to the Sub-accounts. For non-qualified Annuities the charge is 1.00% per year, and for qualified
          Annuities the charge is 1.40% per year.
o        Beginning on the date we receive an election by the beneficiary to take the death benefit in a form other than a lump sum, the beneficiary will incur an annual maintenance fee equal to the lesser of $30 or 2% of Account Value. For non-qualified annuities, the fee will only apply if the Account Value is less than $25,000 at the time the fee is assessed. The fee will not apply if it is assessed 30 days prior to a surrender request.
o        The initial Account Value will be equal to any death benefit (including any optional death benefit) that would have been payable to the beneficiary if the beneficiary had taken a lump sum distribution.
o        The available Sub-accounts will be among those available to the Owner at the time of death, however certain Sub-Accounts may not be available.
o        The beneficiary may request transfers among Sub-accounts, subject to the same limitations and restrictions that applied to the Owner. Transfers in excess of 20 per year will incur a $10 transfer fee.
o        No Fixed Allocations or fixed interest rate options will be offered for the non-qualified Beneficiary Continuation Options.
          However, for qualified Annuities, the Fixed Allocations will be those offered at the time the Beneficiary Continuation
          Option is elected.
o        No additional Purchase Payments can be applied to the Annuity.
o        The basic death benefit and any optional benefits elected by the Owner will no longer apply to the beneficiary.
o        The beneficiary can request a withdrawal of all or a portion of the Account Value at any time, unless the Beneficiary
          Continuation Option was the payout predetermined by the Owner and the Owner restricted the beneficiary's withdrawal rights.
o        Withdrawals are not subject to CDSC.
o        Upon the death of the beneficiary, any remaining Account Value will be paid in a lump sum to the person(s) named by the beneficiary (successor), unless the successor chooses to continue receiving payments.
Currently only Investment Options corresponding to Portfolios of the Advanced Series Trust and the ProFund VP are available under the
Beneficiary Continuation Option.
In addition to the materials referenced above, the Beneficiary will be provided with a prospectus and a settlement agreement describing the Beneficiary Continuation Option. We may pay compensation to the broker-dealer of record on the Annuity based on amounts held in the Beneficiary Continuation Option. Please contact us for additional information on the availability, restrictions and limitations that will apply to a beneficiary under the Beneficiary Continuation Option.
Spousal Assumption of Annuity
You may name your spouse as your Beneficiary. If you and your spouse own your Annuity jointly, we assume that the sole primary
Beneficiary will be the surviving spouse unless you elect an alternative Beneficiary Designation. Unless you elect an alternative
Beneficiary Designation, the spouse Beneficiary may elect to assume ownership of the Annuity instead of taking the Death Benefit payment. Any Death Benefit (including any optional Death Benefits) that would have been payable to the Beneficiary will become the new Account Value as of the date we receive due proof of death and any required proof of a spousal relationship. As of the date the assumption is effective, the surviving spouse will have all the rights and benefits that would be available under the Annuity to a new purchaser of the same attained age. For purposes of determining any future Death Benefit for the surviving spouse, the new
Account Value will be considered as the initial Purchase Payment. No CDSC will apply to the new Account Value. However, any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity, including any CDSC that may apply to the additional Purchase Payments.See the section entitled "Managing Your Annuity" - "Spousal
Designations" and "Contingent Annuitant" for a discussion of the treatment of a spousal Contingent Annuitant in the case of the death of the Annuitant in an Annuity owned by a Custodial Account.
Are there any exceptions to these rules for paying the Death Benefit? Yes, there are exceptions that apply no matter how your Death
Benefit is calculated. There are exceptions to the Death Benefit if the decedent was not the Owner or Annuitant as of the Issue Date
(or within 60 days thereafter) and did not become the Owner or Annuitant due to the prior Owner's or Annuitant's death. Any Death
Benefit (including any optional Death Benefit) that applies will be suspended for a two-year period from the date he or she first became Owner or Annuitant. After the two-year suspension period is completed, the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.
When do you determine the Death Benefit?We determine the amount of the Death Benefit as of the date we receive "due proof of death"
(and in certain limited circumstances as of the date of death), any instructions we require to determine the method of payment and any other written representations we require to determine the proper payment of the Death Benefit to all Beneficiaries. "Due proof of death" may include a certified copy of a death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death or other satisfactory proof of death. Upon our receipt of "due proof of death" we automatically transfer the
Death Benefit to the AST Money Market Sub-account until we further determine the universe of eligible Beneficiaries. Once the universe of eligible Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death
Benefit to an eligible annuity payment option.
Each Beneficiary must make an election as to the method they wish to receive their portion of the Death Benefit. Absent an election of a Death Benefit payment method, no Death Benefit can be paid to the Beneficiary. We may require written acknowledgment of all named Beneficiaries before we can pay the Death Benefit. During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

VALUING YOUR INVESTMENT
HOW IS MY ACCOUNT VALUE DETERMINED?During the accumulation period, your Annuity has an Account Value. The Account Value is determined separately for each Sub-account allocation. The Account Value is the sum of the values of each Sub-account allocation. The Account
Value does not reflect any CDSC that may apply to a withdrawal or surrender.
WHAT IS THE SURRENDER VALUE OF MY ANNUITY?The Surrender Value of your Annuity is the value available to you on any day during the accumulation period. The Surrender Value is defined under "Glossary of Terms" above.
HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?When you allocate Account Value to a Sub-account, you are purchasing units of the
Sub-account. Each Sub-account invests exclusively in shares of an underlying Portfolio. The value of the Units fluctuates with the market fluctuations of the Portfolios. The value of the Units also reflects the daily accrual for the Insurance Charge,  and if you elected one or more optional benefits whose annual charge is deducted daily, the additional charge made for such benefits. There may be several different Unit Prices for each Sub-account to reflect the Insurance Charge and the charges for any optional benefits. The
Unit Price for the Units you purchase will be based on the total charges for the benefits that apply to your Annuity. See the section entitled "What Happens to My Units When There is a Change in Daily Asset-Based Charges?" for a detailed discussion of how Units are purchased and redeemed to reflect changes in the daily charges that apply to your Annuity.
Each Valuation Day, we determine the price for a Unit of each Sub-account, called the "Unit Price." The Unit Price is used for determining the value of transactions involving Units of the Sub-accounts. We determine the number of Units involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.Example
Assume you allocate $5,000 to a Sub-account. On the Valuation Day you make the allocation, the Unit Price is $14.83. Your $5,000 buys
337.154 Units of the Sub-account. Assume that later, you wish to transfer $3,000 of your Account Value out of that Sub-account and into another Sub-account. On the Valuation Day you request the transfer, the Unit Price of the original Sub-account has increased to
$16.79 and the Unit Price of the new Sub-account is $17.83. To transfer $3,000, we sell 178.677 Units at the current Unit Price, leaving you
158.477 Units. We then buy $3,000 of Units of the new Sub-account at the Unit Price of $17.83. You would then have 168.255 Units of the new Sub-account.
WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?Prudential Annuities is generally open to process financial transactions on those days that the New York Stock Exchange (NYSE) is open for trading. There may be circumstances where the NYSE does not open on a regularly scheduled date or time or closes at an earlier time than scheduled (normally 4:00 p.m. EST). Generally, financial transactions requested before the close of the NYSE which meet our requirements will be processed according to the value next determined following the close of business. Financial transactions requested on a non-Valuation Day or after the close of the NYSE will be processed based on the value next computed on the next Valuation Day. There may be circumstances when the opening or closing time of the NYSE is different than other major stock exchanges, such as NASDAQ or the American Stock Exchange. Under such circumstances, the closing time of the NYSE will be used when valuing and processing transactions. There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.
The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's
Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.
Prudential Annuities will also not process financial transactions involving purchase or redemption orders or transfers on any day that:

o        trading on the NYSE is restricted;
o        an emergency exists making redemption or valuation of securities held in the separate account impractical; or
o        the SEC, by order, permits the suspension or postponement for the protection of security holders.
o        Initial Purchase Payments: We are required to allocate your initial Purchase Payment to the Sub-accounts within two (2)
          Valuation Days after we receive all of our requirements at our office to issue an Annuity. If we do not have all the required information to allow us to issue your Annuity, we may retain the Purchase Payment while we try to reach you or your representative to obtain all of our requirements. If we are unable to obtain all of our required information within five (5)
          Valuation Days, we are required to return the Purchase Payment to you at that time, unless you specifically consent to our retaining the Purchase Payment while we gather the required information. Once we obtain the required information, we will invest the Purchase Payment and issue an Annuity within two
          (2) Valuation Days. With respect to both your initial Purchase Payment and any subsequent Purchase Payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period.
Additional Purchase Payments: We will apply any additional Purchase Payments on the Valuation Day that we receive the Purchase
Payment at our office with satisfactory allocation instructions.
Scheduled Transactions: Scheduled transactions include transfers made in connection with dollar cost averaging, the asset allocation program, auto-rebalancing, systematic withdrawals, systematic investments, required minimum distributions, substantially equal periodic payments under Section 72(t) of the Code, or annuity payments. Scheduled transactions are processed and valued as of the date they are scheduled, unless the scheduled day is not a Valuation Day. In that case, the transaction will be processed and valued on the next Valuation Day, unless (with respect to required minimum distributions, substantially equal periodic payments under
Section 72(t) of the Code, systematic withdrawals and annuity payments only), the next Valuation Day falls in the subsequent calendar year, in which case the transaction will be processed and valued on the prior Valuation Day.
Unscheduled Transactions: "Unscheduled" transactions include any other non-scheduled transfers and requests for Partial Withdrawals or Free Withdrawals or Surrenders. Unscheduled transactions are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.
Medically-related Surrenders & Death Benefits: Medically-related surrender requests and Death Benefit claims require our review and evaluation before processing. We price such transactions as of the date we receive at our Office all supporting documentation we require for such transactions and that are satisfactory to us.
Transactions in ProFunds VP Sub-accounts: Generally, purchase or redemption orders or transfer requests must be received by us by no later than the close of the NYSE to be processed on the current Valuation Day. However, any transfer request involving the ProFunds
VP Sub-accounts must be received by us no later than one hour prior to any announced closing of the applicable securities exchange
(generally, 3:00 p.m. Eastern time) to be processed on the current Valuation Day. The "cut-off" time for such financial transactions involving a ProFunds VP Sub-account will be extended to1/2hour prior to any announced closing (generally, 3:30 p.m. Eastern time) for transactions submitted electronically through Prudential Annuities' Internet website (www. prudentialannuities.com). You cannot request a transaction involving the transfer of units in one of the ProFunds VP Sub-accounts between the applicable "cut-off" time and 4:00 p.m.Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day. Termination of
Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the "Combination 5% Roll-up and Highest Anniversary Value Death
Benefit" and the Highest Daily Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change; however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your
Account Value).

WHAT HAPPENS TO MY UNITS WHEN THERE IS A CHANGE IN DAILY ASSET-BASED CHARGES?

Termination of Optional Benefits: Except for the Guaranteed Minimum Income Benefit, the "Combination 5% Roll-up and Highest
Anniversary Value Death Benefit" and the Highest Daily Value Death Benefit, which generally cannot be terminated by the owner once elected, if any optional benefit terminates, we will no longer deduct the charge we apply to purchase the optional benefit. Certain optional benefits may be added after you have purchased your Annuity. On the date a charge no longer applies or a charge for an optional benefit begins to be deducted, your Annuity will become subject to a different daily asset-based charge. This change may result in the number of Units attributed to your Annuity and the value of those Units being different than it was before the change;
however, the adjustment in the number of Units and Unit Price will not affect your Account Value (although the change in charges that are deducted will affect your Account Value).

                                                          TAX CONSIDERATIONS

The tax considerations associated with the Annuity vary depending on whether the contract is (i) owned by an individual and not associated with a tax-favored retirement plan (including contracts held by a non-natural person, such as a trust acting as an agent for a natural person), or (ii) held under a tax-favored retirement plan. We discuss the tax considerations for these categories of contracts below. The discussion is general in nature and describes only federal income tax law (not state or other tax laws). It is based on current law and interpretations, which may change. The discussion includes a description of certain spousal rights under the contract and under tax-qualified plans. Our administration of such spousal rights and related tax reporting accords with our understanding of the Defense of Marriage Act (which defines a "marriage" as a legal union between a man and a woman and a "spouse" as a person of the opposite sex). The information provided is not intended as tax advice. You should consult with a qualified tax advisor for complete information and advice. References to Purchase Payments below relates to your cost basis in your contract.
Generally, your cost basis in a contract not associated with a tax-favored retirement plan is the amount you pay into your contract, or into annuities exchanged for your contract, on an after-tax basis less any withdrawals of such payments.
The Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or
custodian.Contracts Owned by Individuals (Not Associated with Tax-Favored Retirement Plans)Taxes Payable by You

We believe the Annuity is an annuity contract for tax purposes. Accordingly, as a general rule, you should not pay any tax until you receive money under the contract.Generally, annuity contracts issued by the same company (and affiliates) to you during the same calendar year must be treated as one annuity contract for purposes of determining the amount subject to tax under the rules described
below.Charges for investment advisory fees that are taken from the contract are treated as a partial withdrawal from the contract and will be reported as such to the contract owner.

It is possible that the Internal Revenue Service (IRS) would assert that some or all of the charges for the optional benefits under the contract should be treated for federal income tax purposes as a partial withdrawal from the contract. If this were the case, the charge for this benefit could be deemed a withdrawal and treated as taxable to the extent there are earnings in the contract.
Additionally, for owners under age 59 1/2, the taxable income attributable to the charge for the benefit could be subject to a tax
penalty.If the IRS determines that the charges for one or more benefits under the contract are taxable withdrawals, then the sole or surviving owner will be provided with a notice from us describing available alternatives regarding these benefits.
If you choose to defer the Annuity Date beyond the default date for your Annuity, the IRS may not consider your contract to be an annuity under the tax law. For more information, see "How and When Do I Choose the Annuity Payment Option?".
Taxes on Withdrawals and SurrenderIf you make a withdrawal from your contract or surrender it before annuity payments begin, the amount you receive will be taxed as ordinary income, rather than as return of Purchase Payments, until all gain has been withdrawn.
Once all gain has been withdrawn, payments will be treated as a nontaxable return of Purchase Payments until all Purchase Payments have been returned. After all Purchase Payments are returned, all subsequent amounts will be taxed as ordinary income. You will generally be taxed on any withdrawals from the contract while you are alive even if the withdrawal is paid to someone else.
Withdrawals under any of the optional living benefit programs or as a systematic payment are taxed under these rules.
If you assign or pledge all or part of your contract as collateral for a loan, the part assigned generally will be treated as a
withdrawal.If you transfer your contract for less than full consideration, such as by gift, you will trigger tax on any gain in the contract. This rule does not apply if you transfer the contract to your spouse or under most circumstances if you transfer the contract incident to divorce.
Taxes on Annuity Payments
A portion of each annuity payment you receive will be treated as a partial return of your Purchase Payments and will not be taxed.
The remaining portion will be taxed as ordinary income. Generally, the nontaxable portion is determined by multiplying the annuity payment you receive by a fraction, the numerator of which is your Purchase Payments (less any amounts previously received tax-free)
and the denominator of which is the total expected payments under the contract.
After the full amount of your Purchase Payments have been recovered tax-free, the full amount of the annuity payments will be taxable. If annuity payments stop due to the death of the annuitant before the full amount of your Purchase Payments have been recovered, a tax deduction may be allowed for the unrecovered amount.
Tax Penalty on Withdrawals and Annuity Payments Any taxable amount you receive under your contract may be subject to a 10% tax penalty. Amounts are not subject to this tax penalty if:

o        the amount is paid on or after you reach age 59 1/2 or die;
o        the amount received is attributable to your becoming disabled;
o        generally the amount paid or received is in the form of substantially equal payments not less frequently than annually
          (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.); or
o        the amount received is paid under an immediate annuity contract (in which annuity payments begin within one year of
          purchase).Special Rules in Relation to Tax-Free Exchanges Under Section 1035
          Section 1035 of the Internal Revenue Code of 1986, as amended (Code) permits certain tax-free exchanges of a life insurance, annuity or endowment contract for an annuity. If an Annuity is purchased through a tax-free exchange of a life insurance, annuity or endowment contract that was purchased prior to August 14, 1982, then any Purchase Payments made to the original contract prior to August 14, 1982 will be treated as made to the new contract prior to that date. (See Federal Tax Status section in the Statement of Additional Information.)
Partial surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts, therefore avoiding current taxation of any gains in the contract as well as the 10% tax penalty on pre-age 59 1/2 withdrawals. The IRS has reserved the right to treat transactions it considers abusive as ineligible for this favorable partial 1035 exchange treatment. We do not know what transactions may be considered abusive. For example we do not know how the IRS may view early withdrawals or annuitizations after a partial exchange. In addition, it is unclear how the IRS will treat a partial exchange from a life insurance, endowment, or annuity contract into an immediate annuity. As of the date of this prospectus, we will accept a partial 1035 exchange from a non-qualified annuity into an immediate annuity as a "tax-free" exchange for future tax reporting purposes, except to the extent that we, as a reporting and withholding agent, believe that we would be expected to deem the transaction to be abusive. However, some insurance companies may not recognize these partial surrenders as tax-free exchanges and may report them as taxable distributions to the extent of any gain distributed as well as subjecting the taxable portion of the distribution to the 10% tax penalty. We strongly urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.
Taxes Payable by Beneficiaries
The Death Benefit options are subject to income tax to the extent the distribution exceeds the cost basis in the contract. The value of the Death Benefit, as determined under federal law, is also included in the owner's estate.
Generally, the same tax rules described above would also apply to amounts received by your beneficiary. Choosing any option other than a lump sum Death Benefit may defer taxes. Certain minimum distribution requirements apply upon your death, as discussed further
below.Tax consequences to the beneficiary vary among the Death Benefit payment options.
Choice 1: the beneficiary is taxed on earnings in the contract.Choice 2: the beneficiary is taxed as amounts are withdrawn (in this case earnings are treated as being distributed first).Choice 3: the beneficiary is taxed on each payment (part will be treated as earnings and part as return of Purchase Payments).Considerations for Contingent Annuitants: There may be adverse tax consequences if a Contingent Annuitant succeeds an Annuitant when an Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred treatment under certain sections of the Code. In general, the Code is designed to prevent indefinite deferral of tax.
Continuing the benefit of tax deferral by naming one or more Contingent Annuitants when an Annuity is owned by a non-qualified trust might be deemed an attempt to extend the tax deferral for an indefinite period. Therefore, adverse tax treatment may depend on the terms of the trust, who is named as Contingent Annuitant, as well as the particular facts and circumstances. You should consult your tax advisor before naming a Contingent Annuitant if you expect to use an Annuity in such a fashion.
Reporting and Withholding on DistributionsTaxable amounts distributed from an annuity contract are subject to federal and state income tax reporting and withholding. In general, we will withhold federal income tax from the taxable portion of such distribution based on the type of distribution. In the case of an annuity or similar periodic payment, we will withhold as if you are a married individual with 3 exemptions unless you designate a different withholding status. In the case of all other distributions, we will withhold at a 10% rate. You may generally elect not to have tax withheld from your payments. An election out of withholding must be made on forms that we provide.
State income tax withholding rules vary and we will withhold based on the rules of your State of residence. Special tax rules apply to withholding for nonresident aliens, and we generally withhold income tax for nonresident aliens at a 30% rate. A different withholding rate may be applicable to a nonresident alien based on the terms of an existing income tax treaty between the United
States and the nonresident alien's country. Please refer to the discussion below regarding withholding rules for tax favored plans
(for example, an IRA).Regardless of the amount withheld by us, you are liable for payment of federal and state income tax on the taxable portion of annuity distributions. You should consult with your tax advisor regarding the payment of the correct amount of these income taxes and potential liability if you fail to pay such taxes.
Entity OwnersWhere a contract is held by a non-natural person (e.g.) a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.Where a contract is issued to a trust, and such trust is characterized as a grantor trust under the Internal Revenue Code, such contract shall not be considered to be held by a non-natural person and will be subject to the tax reporting and withholding requirements for contracts not held by tax favored plans.
Annuity QualificationDiversification and Investor Control. In order to qualify for the tax rules applicable to annuity contracts described above, the assets underlying the Sub-accounts of an Annuity must be diversified, according to certain rules under the
Internal Revenue Code.
Each portfolio is required to diversify its investments each quarter so that no more than 55% of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than 80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the Government National Mortgage
Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S.
Government or its instrumentality, where applicable. We believe the portfolios underlying the variable investment options of the
Annuities meet these diversification requirements.
An additional requirement for qualification for the tax treatment described above is that we, and not you as the contract owner, must have sufficient control over the underlying assets to be treated as the owner of the underlying assets for tax purposes. While we also believe these investor control rules will be met, the Treasury Department may promulgate guidelines under which a variable annuity will not be treated as an annuity for tax purposes if persons with ownership rights have excessive control over the investments underlying such variable annuity. It is unclear whether such guidelines, if in fact promulgated, would have retroactive effect. It is also unclear what effect, if any, such guidelines may have on transfers between the investment options offered pursuant to this Prospectus. We reserve the right to take any action, including modifications to your Annuity or the investment options, required to comply with such guidelines if promulgated. Any such changes will apply uniformly to affected owners and will be made with such notice to affected owners as is feasible under the circumstances.
Required Distributions Upon Your Death for Annuities Owned by Individuals (Not Associated with Tax-Favored Plans). Upon your death, certain distributions must be made under the contract. The required distributions depend on whether you die before you start taking annuity payments under the contract or after you start taking annuity payments under the contract.If you die on or after the Annuity
Date, the remaining portion of the interest in the contract must be distributed at least as rapidly as under the method of distribution being used as of the date of death.
If you die before the Annuity Date, the entire interest in the contract must be distributed within five (5) years after the date of death, or as periodic payments over a period not extending beyond the life or life expectancy of such designated beneficiary
(provided such payments begin within one year of your death). Your designated beneficiary is the person to whom benefit rights under the contract pass by reason of death, and must be a natural person in order to elect a periodic payment option based on life expectancy or a period exceeding five years. Additionally, if the Annuity is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
Changes in Your Annuity. We reserve the right to make any changes we deem necessary to assure that your Annuity qualifies as an annuity contract for tax purposes. Any such changes will apply to all contract owners and you will be given notice to the extent feasible under the circumstances.
Additional Information
You should refer to the Statement of Additional Information if:Your contract was issued in exchange for a contract containing
Purchase Payments made before August 14, 1982.You transfer your contract to, or designate, a beneficiary who is either 37 1/2 years younger than you or a grandchild.
Contracts Held by Tax-Favored Plans

The following discussion covers annuity contracts held under tax-favored retirement plans.Currently, an Annuity may be purchased for use in connection with individual retirement accounts and annuities (IRAs) which are subject to Sections 408(a) and 408(b) of the
Code and Roth IRAs under Section 408A of the Code. In addition, the Annuity may be purchased for use in connection with a corporate
Pension or Profit-sharing plan (subject to 401(a) of the Code), H.R. 10 plans (also known as Keogh Plans, subject to 401(a) of the
Code), Tax Sheltered Annuities (subject to 403(b) of the Code, also known as Tax Deferred Annuities or TDAs), and Section 457 plans
(subject to 457 of the Code). This description assumes that you have satisfied the requirements for eligibility for these products.
The Annuity may also be purchased as a non-qualified annuity by a 401(a) trust or custodial IRA or Roth IRA account, which can hold other permissible assets other than the annuity. The terms and administration of the trust or custodial account in accordance with the laws and regulations for 401(a) plans, IRAs or Roth IRAs, as applicable, are the responsibility of the applicable trustee or custodian.

You should be aware that tax favored plans such as IRAs generally provide income tax deferral regardless of whether they invest in annuity contracts. This means that when a tax favored plan invests in an annuity contract, it generally does not result in any additional tax benefits (such as income tax deferral and income tax free transfers).
Types of Tax-Favored PlansIRAs. If you buy an Annuity for use as an IRA, we will provide you a copy of the prospectus and contract.
The "IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars, and other IRA information. In addition to this information (some of which is summarized below), the IRS requires that you have a "free look" after making an initial contribution to the contract. During this time, you can cancel the Annuity by notifying us in writing, and we will refund all of the Purchase Payments under the Annuity (or, if provided by applicable state law, the amount credited under the
Annuity, if greater), less any applicable federal and state income tax withholding.Contributions Limits/Rollovers. Because of the way
each Annuity is designed, you may purchase an Annuity for an IRA in connection with a "rollover" of amounts from a qualified retirement plan or as a transfer from another IRA, as a current contribution  . For 2007, the contribution limit is $4,000;
increasing to $5,000 in 2008. After 2008 the contribution amount will be indexed for inflation. The tax law also provides for a catch-up provision for individuals who are age 50 and above, permitting them to contribute an additional $1,000 each year.
The "rollover" rules under the Code are fairly technical; however, an individual (or his or her surviving spouse) may generally "roll over" certain distributions from tax favored retirement plans (either directly or within 60 days from the date of these distributions) if he or she meets the requirements for distribution. Once you buy an Annuity, you can make regular IRA contributions under the Annuity (to the extent permitted by law). However, if you make such regular IRA contributions, you should note that you will not be able to treat the contract as a "conduit IRA," which means that you will not retain possible favorable tax treatment if you subsequently "roll over" the contract funds originally derived from a qualified retirement plan or TDA into another Section
401(a) plan or TDA.
Required Provisions. Contracts that are IRAs (or endorsements that are part of the contract) must contain certain provisions:
o        You, as owner of the contract, must be the "annuitant" under the contract (except in certain cases involving the division of property under a decree of divorce);
o        Your rights as owner are non-forfeitable;
o        You cannot sell, assign or pledge the contract;
o        The annual contribution you pay cannot be greater than the maximum amount allowed by law, including catch-up contributions if applicable (which does not include any rollover amounts);
o        The date on which required minimum distributions must begin cannot be later than April 1st of the calendar year after the calendar year you turn age 70 1/2; and
o        Death and annuity payments must meet "minimum distribution requirements" described below.
o        Usually, the full amount of any distribution from an IRA (including a distribution from this contract) which is not a rollover is taxable. As taxable income, these distributions are subject to the general tax withholding rules described earlier. In addition to this normal tax liability, you may also be liable for the following, depending on your actions:

o        A 10% "early distribution penalty" described below;
o        Liability for "prohibited transactions" if you, for example, borrow against the value of an IRA; or
o        Failure to take a minimum distribution also described below.
SEPs. SEPs are a variation on a standard IRA, and contracts issued to a SEP must satisfy the same general requirements described under IRAs (above). There are, however, some differences:
If you participate in a SEP, you generally do not include in income any employer contributions made to the SEP on your behalf up to the lesser of (a) $45,000 in 2007 ($44,000 in 2006)  or (b) 25% of your taxable compensation paid by the contributing employer (not including the employer's SEP contribution as "compensation" for these purposes). However, for these purposes, compensation in excess of certain limits established by the IRS will not be considered. In 2007, this limit is $225,000 ($220,000 for 2006) ;
SEPs must satisfy certain participation and nondiscrimination requirements not generally applicable to IRAs; andSEPs that contain a salary reduction or "SARSEP" provision prior to 1997 may permit salary deferrals up to $15,500 in 2007 with the employer making these contributions to the SEP. However, no new "salary reduction" or "SARSEPs" can be established after 1996. Individuals participating in a SARSEP who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2007. Thereafter, the amount is indexed for inflation. These Annuities are not available for SARSEPs.You will also be provided the same information, and have the same "free look" period, as you would have if you purchased the contract for a standard IRA.
ROTH IRAs. The "Roth IRA Disclosure Statement" contains information about eligibility, contribution limits, tax particulars and other
Roth IRA information. Like standard IRAs, income within a Roth IRA accumulates tax-free, and contributions are subject to specific limits. Roth IRAs have, however, the following differences:
Contributions to a Roth IRA cannot be deducted from your gross income;"Qualified distributions" from a Roth IRA are excludable from gross income. A "qualified distribution" is a distribution that satisfies two requirements: (1) the distribution must be made (a)
after the owner of the IRA attains age 59 1/2; (b) after the owner's death; (c) due to the owner's disability; or (d) for a qualified first time homebuyer distribution within the meaning of Section 72(t)(2)(F) of the Code; and (2) the distribution must be made in the year that is at least five tax years after the first year for which a contribution was made to any Roth IRA established for the owner or five years after a rollover, transfer, or conversion was made from a traditional IRA to a Roth IRA. Distributions from a Roth IRA that are not qualified distributions will be treated as made first from contributions and then from earnings, and earnings will be taxed generally in the same manner as distributions from a traditional IRA.
If eligible (including meeting income limitations and earnings requirements), you may make contributions to a Roth IRA after attaining age 70 1/2, and distributions are not required to begin upon attaining such age or at any time thereafter.
If you meet certain income limitations you may purchase an Annuity for a Roth IRA, as a current contribution.The Code permits persons who meet certain income limitations (generally, adjusted gross income under $100,000), who are not married filing a separate return and who receive certain qualifying distributions from such non-Roth IRAs, to directly rollover or make, within 60 days, a "rollover"
of all or any part of the amount of such distribution to a Roth IRA which they establish. Beginning January 2008, an individual receiving an eligible rollover distribution from a Qualified plan can directly roll over contributions to a Roth IRA, subject to the same income limits. This conversion triggers current taxation (but is not subject to a 10% early distribution penalty). Once an
Annuity has been purchased, regular Roth IRA contributions will be accepted to the extent permitted by law. As of January 1, 2006, an individual receiving an eligible rollover distribution from a designated Roth account under an employer plan may roll over the distribution to a Roth IRA even if the individual is not eligible to make regular or conversion contributions to a Roth IRA. If you are considering rolling over funds from your Roth account under an employer plan, please contact your Financial Professional prior to purchase to confirm whether such rollovers are being accepted.
TDAs. You may own a TDA generally if you are either an employer or employee of a tax-exempt organization (as defined under Code
Section 501(c)(3)) or a public educational organization, and you may make contributions to a TDA so long as the employee's rights to the annuity are nonforfeitable. Contributions to a TDA, and any earnings, are not taxable until distribution. You may also make contributions to a TDA under a salary reduction agreement, generally up to a maximum of $15,500 in 2007. Individuals participating in a TDA who are age 50 or above by the end of the year will be permitted to contribute an additional $5,000 in 2007. This amount is indexed for inflation. Further, you may roll over TDA amounts to another TDA or an IRA. You may also roll over TDA amounts to a qualified retirement plan, a SEP and a 457 government plan. A contract may only qualify as a TDA if distributions (other than
"grandfathered" amounts held as of December 31, 1988) may be made only on account of:

o        Your attainment of age 59 1/2;
o        Your severance of employment;
o        Your death;
o        Your total and permanent disability; or
o        Hardship (under limited circumstances, and only related to salary deferrals, not including earnings attributable to these
          amounts).In any event, you must begin receiving distributions from your TDA by April 1/st /of the calendar year after the calendar year you turn age 70 1/2 or retire, whichever is later.
These distribution limits do not apply either to transfers or exchanges of investments under the contract, or to any "direct transfer" of your interest in the contract to another TDA or to a mutual fund "custodial account" described under Code Section
403(b)(7).Employer contributions to TDAs are subject to the same general contribution, nondiscrimination, and minimum participation rules applicable to "qualified" retirement plans.
Required Minimum Distributions and Payment OptionsIf you hold the contract under an IRA (or other tax-favored plan), IRS minimum distribution requirements must be satisfied. This means that generally payments must start by April 1 of the year after the year you reach age 70 1/2 and must be made for each year thereafter. For a Tax Sheltered Annuity or a 401(a) plan for which the participant is not a greater than 5 percent owner of the employer, this required beginning date can generally be deferred to retirement, if later.
Roth IRAs are not subject to these rules during the Owner's lifetime. The amount of the payment must at least equal the minimum required under the IRS rules. Several choices are available for calculating the minimum amount. More information on the mechanics of this calculation is available on request. Please contact us at a reasonable time before the IRS deadline so that a timely distribution is made. Please note that there is a 50% tax penalty on the amount of any minimum distribution not made in a timely manner.
Effective in 2006, in accordance with recent changes in laws and regulations, required minimum distributions will be calculated based on the sum of the Account Value and the actuarial value of any additional death benefits and benefits from optional riders that you have purchased under the contract. As a result, the required minimum distributions may be larger than if the calculation were based on the Account Value only, which may in turn result in an earlier (but not before the required beginning date) distribution of amounts under the Annuity and an increased amount of taxable income distributed to the Annuity owner, and a reduction of death benefits and the benefits of any optional riders.You can use the Minimum Distribution option to satisfy the IRS minimum distribution requirements for an Annuity without either beginning annuity payments or surrendering the Annuity. We will distribute to you this minimum distribution amount, less any other partial withdrawals that you made during the year.
Although the IRS rules determine the required amount to be distributed from your IRA each year, certain payment alternatives are still available to you. If you own more than one IRA, you can choose to satisfy your minimum distribution requirement for each of your IRAs by withdrawing that amount from any of your IRAs. If you inherit more than one Roth IRA from the same owner, similar rules apply.
Required Distributions Upon Your Death for Qualified Contracts Held by Tax-Favored Plans
Upon your death under an IRA, 403(b) or other "qualified investment", the designated beneficiary may generally elect to continue the contract and receive required minimum distributions under the contract instead of receiving the death benefit in a single payment.
The available payment options will depend on whether you die before the date required minimum distributions under the Code were required to begin, whether you have named a designated beneficiary and whether that beneficiary is your surviving spouse.
If you die after a designated beneficiary has been named, the death benefit must be distributed by December 31st of the year including the five year anniversary of the date of death, or as periodic payments not extending beyond the life expectancy of the designated beneficiary (as long as payments begin by December 31st of the year following the year of death). However, if your surviving spouse is the beneficiary, the death benefit can be paid out over the life expectancy of your spouse with such payments beginning no later than December 31st of the year following the year of death or December 31st of the year in which you would have reached age 70 1/2, which ever is later. Additionally, if the contract is payable to (or for the benefit of) your surviving spouse, that portion of the contract may be continued with your spouse as the owner.
If you die before a designated beneficiary is named and before the date required minimum distributions must begin under the Code, the death benefit must be paid out by December 31/st/ of the year including the five year anniversary of the date of death. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31/st/ of the year following the year of death, such contract is deemed to have no designated beneficiary.
If you die before a designated beneficiary is named and after the date required minimum distributions must begin under the Code, the death benefit must be paid out at least as rapidly as under the method then in effect. For contracts where multiple beneficiaries have been named and at least one of the beneficiaries does not qualify as a designated beneficiary and the account has not been divided into separate accounts by December 31st of the year following the year of death, such contract is deemed to have no designated beneficiary.A beneficiary has the flexibility to take out more each year than mandated under the required minimum distribution rules.Until withdrawn, amounts in an IRA, 403(b) or other "qualified investment" continue to be tax deferred. Amounts withdrawn each year, including amounts that are required to be withdrawn under the minimum distribution rules, are subject to tax.
You may wish to consult a professional tax advisor for tax advice as to your particular situation.For a Roth IRA, if death occurs before the entire interest is distributed, the death benefit must be distributed under the same rules applied to IRAs where death occurs before the date required minimum distributions must begin under the Code.Penalty for Early Withdrawals
You may owe a 10% tax penalty on the taxable part of distributions received from an IRA, SEP, Roth IRA, TDA or qualified retirement plan before you attain age 59 1/2. Amounts are not subject to this tax penalty if:
othe amount is paid on or after you reach age 59 1/2 or die;othe amount received is attributable to your becoming disabled;
orogenerally the amount paid or received is in the form of substantially equal payments not less frequently than annually. (Please note that substantially equal payments must continue until the later of reaching age 59 1/2 or 5 years. Modification of payments during that time period will result in retroactive application of the 10% tax penalty.)Other exceptions to this tax may apply. You should consult your tax advisor for further details.
Withholding
Unless a distribution is an eligible rollover distribution that is "directly" rolled over into another qualified plan, IRA (including the IRA variations described above), SEP, 457 government plan or TDA, we will withhold federal income tax at the rate of 20%. This
20% withholding does not apply to distributions from IRAs and Roth IRAs. For all other distributions, unless you elect otherwise, we will withhold federal income tax from the taxable portion of such distribution at an appropriate percentage. The rate of withholding on annuity payments where no mandatory withholding is required is determined on the basis of the withholding certificate that you file with us. If you do not file a certificate, we will automatically withhold federal taxes on the following basis:oFor any annuity payments not subject to mandatory withholding, you will have taxes withheld by us as if you are a married individual, with 3 exemptions; andoFor all other distributions, we will withhold at a 10% rate. We will provide you with forms and instructions concerning the right to elect that no amount be withheld from payments in the ordinary course. However, you should know that, in any event, you are liable for payment of federal income taxes on the taxable portion of the distributions, and you should consult with your tax advisor to find out more information on your potential liability if you fail to pay such taxes. There may be additional state income tax withholding requirements.
ERISA RequirementsERISA (the "Employee Retirement Income Security Act of 1974") and the Code prevents a fiduciary and other "parties in interest" with respect to a plan (and, for these purposes, an IRA would also constitute a "plan") from receiving any benefit from any party dealing with the plan, as a result of the sale of the contract. Administrative exemptions under ERISA generally permit the sale of insurance/annuity products to plans, provided that certain information is disclosed to the person purchasing the contract.
This information has to do primarily with the fees, charges, discounts and other costs related to the contract, as well as any commissions paid to any agent selling the contract.Information about any applicable fees, charges, discounts, penalties or adjustments may be found in the applicable sections of this Prospectus. Information about sales representatives and commissions may be found in the sections of this Prospectus addressing distribution of the Annuities.
Other relevant information required by the exemptions is contained in the contract and accompanying documentation.Please consult with your tax advisor if you have any questions about ERISA and these disclosure requirements.
Special Considerations Regarding Exchanges Involving 403(b) ArrangementsRecent IRS regulations may affect the taxation of 403(b) tax deferred annuity contract exchanges that occur after September 24, 2007.  Certain transactions, often called "Revenue Ruling 90-24"
exchanges or transfers, are a common non-taxable method to exchange one tax deferred annuity contract for another. The IRS has issued regulations that may impose restrictions on your ability make such an exchange.  The regulations are generally effective in 2009 but there is great uncertainty about their application to contract exchanges that take place during the period following September 24,
2007 and before January 1, 2009 (the "gap period"). Because of this uncertainty, it is possible that an exchange that takes place during the gap period may cause you to incur taxation on the value of the contract. But it is also possible that such an exchange will not have adverse tax consequences. We have asked the IRS to provide more guidance on this critical issue.  In the meantime, before you request an exchange during the gap period you should consult with your tax advisor.
Spousal Consent Rules for Retirement Plans - Qualified Contracts If you are married at the time your payments commence, you may be required by federal law to choose an income option that provides survivor annuity income to your spouse, unless your spouse waives that right. Similarly, if you are married at the time of your death, federal law may require all or a portion of the Death Benefit to be paid to your spouse, even if you designated someone else as your beneficiary. A brief explanation of the applicable rules follows.
For more information, consult the terms of your retirement arrangement.
Defined Benefit Plans and Money Purchase Pension Plans. If you are married at the time your payments commence, federal law requires that benefits be paid to you in the form of a "qualified joint and survivor annuity" (QJSA), unless you and your spouse waive that right, in writing. Generally, this means that you will receive a reduced payment during your life and, upon your death, your spouse will receive at least one-half of what you were receiving for life. You may elect to receive another income option if your spouse consents to the election and waives his or her right to receive the QJSA. If your spouse consents to the alternative form of payment, your spouse may not receive any benefits from the plan upon your death. Federal law also requires that the plan pay a Death Benefit to your spouse if you are married and die before you begin receiving your benefit. This benefit must be available in the form of an annuity for your spouse's lifetime and is called a "qualified pre-retirement survivor annuity" (QPSA). If the plan pays Death
Benefits to other beneficiaries, you may elect to have a beneficiary other than your spouse receive the Death Benefit, but only if your spouse consents to the election and waives his or her right to receive the QPSA. If your spouse consents to the alternate beneficiary, your spouse will receive no benefits from the plan upon your death. Any QPSA waiver prior to your attaining age 35 will become null and void on the first day of the calendar year in which you attain age 35, if still employed.Defined Contribution Plans
(including 401(k) Plans and ERISA 403(b) Annuities). Spousal consent to a distribution is generally not required. Upon your death, your spouse will receive the entire Death Benefit, even if you designated someone else as your beneficiary, unless your spouse consents in writing to waive this right. Also, if you are married and elect an annuity as a periodic income option, federal law requires that you receive a QJSA (as described above), unless you and your spouse consent to waive this right.
IRAs, non-ERISA 403(b) Annuities, and 457 Plans. Spousal consent to a distribution usually is not required. Upon your death, any
Death Benefit will be paid to your designated beneficiary.
Additional Information
For additional  information about federal tax law requirements  applicable to IRAs and Roth IRAs, see the "IRA Disclosure Statement" or
"Roth IRA Disclosure Statement", as applicable.

GENERAL INFORMATION
HOW WILL I RECEIVE STATEMENTS AND REPORTS?We send any statements and reports required by applicable law or regulation to you at your last known address of record. You should therefore give us prompt notice of any address change. We reserve the right, to the extent permitted by law and subject to your prior consent, to provide any prospectus, prospectus supplements, confirmations, statements and reports required by applicable law or regulation to you through our Internet Website at www. prudentialannuities.com or any other electronic means, including diskettes or CD ROMs. We send a confirmation statement to you each time a transaction is made affecting
Account Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. We may also send quarterly statements detailing the activity affecting your Annuity during the calendar quarter. We may confirm regularly scheduled transactions, including, but not limited to, the Annual Maintenance Fee, Systematic Withdrawals (including 72(t) payments and required minimum distributions), electronic funds transfer, Dollar Cost Averaging, and static rebalancing, in quarterly statements instead of confirming them immediately. You should review the information in these statements carefully. You may request additional reports. We reserve the right to charge up to $50 for each such additional report. We may also send an annual report and a semi-annual report containing applicable financial statements for the Separate Account and the Portfolios, as of December 31 and June
30, respectively, to Owners or, with your prior consent, make such documents available electronically through our Internet Website or other electronic means.
WHO IS PRUDENTIAL ANNUITIES?Prudential Annuities Life Assurance Corporation, a Prudential Financial Company, ("Prudential Annuities")
is a stock life insurance company domiciled in Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico.
Prudential Annuities is a wholly-owned subsidiary of Prudential Annuities, Inc., whose ultimate parent is Prudential Financial, Inc.
Prudential Annuities markets its products to broker-dealers and financial planners through an internal field marketing staff. In addition, Prudential Annuities markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.
Prudential Annuities offers a wide array of annuities, including (1) deferred variable annuities that are registered with the SEC, including fixed interest rate annuities that are offered as a companion to certain of our variable annuities and are registered because of their market value adjustment feature and (2) fixed annuities that are not registered with the SEC. In addition,
Prudential Annuities has in force a relatively small block of variable life insurance policies and immediate variable annuities, but it no longer actively sells such policies.
No company other than Prudential Annuities has any legal responsibility to pay amounts that it owes under its annuity and variable life insurance contracts. However, Prudential Financial exercises significant influence over the operations and capital structure of
Prudential Annuities.
WHAT ARE SEPARATE ACCOUNTS?The separate accounts are where Prudential Annuities sets aside and invests the assets of some of our annuities. In the accumulation period, assets supporting Account Values of the Annuities are held in a separate account established under the laws of the State of Connecticut. We are the legal owner of assets in the separate accounts. In the payout period, assets supporting fixed annuity payments and any adjustable annuity payments we make available are held in our general account. Assets supporting variable annuity payment options may be invested in our separate accounts. Income, gains and losses from assets allocated to these separate accounts are credited to or charged against each such separate account without regard to other income, gains or losses of Prudential Annuities or of any other of our separate accounts. These assets may only be charged with liabilities which arise from the Annuities issued by Prudential Annuities. The amount of our obligation in relation to allocations to the Sub-accounts is based on the investment performance of such Sub-accounts. However, the obligations themselves are our general corporate obligations. Separate Account B

During the accumulation period, the assets supporting obligations based on allocations to the Sub-accounts are held in Sub-accounts of Prudential Annuities Life Assurance Corporation Variable Account B, also referred to as "Separate Account B".Separate Account B was established by us pursuant to Connecticut law on November 25, 1987. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of Separate Account B.Separate Account B consists of multiple Sub-accounts. Each Sub-account invests only in a single mutual fund or mutual fund portfolio. The name of each
Sub-account generally corresponds to the name of the underlying Portfolio. Each Sub-account in Separate Account B may have several different Unit Prices to reflect the Insurance Charge and the charges for any optional benefits that are offered under the Annuities issued by us through Separate Account B. Separate Account B is registered with the SEC under the Investment Company Act of 1940
("Investment Company Act") as a unit investment trust, which is a type of investment company. The SEC does not supervise investment policies, management or practices of Separate Account B.
We reserve the right to make changes to the Sub-accounts available under the Annuities as we determine appropriate. We may offer new
Sub-accounts, eliminate Sub-accounts, or combine Sub-accounts at our sole discretion. We may also close Sub-accounts to additional
Purchase Payments on existing Annuities or close Sub-accounts for Annuities purchased on or after specified dates. We may also substitute an underlying mutual fund or portfolio of an underlying mutual fund for another underlying mutual fund or portfolio of an underlying mutual fund, subject to our receipt of any exemptive relief that we are required to obtain under the Investment Company
Act. We will notify Owners of changes we make to the Sub-accounts available under their Annuity.Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the underlying mutual funds or fund portfolios, as applicable. We do not guarantee the investment results of any Sub-account. Your Account Value allocated to the Sub-accounts may increase or decrease. You bear the entire investment risk. There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?Each underlying mutual fund is registered as an open-end management investment company under the Investment Company Act. Shares of the underlying mutual fund portfolios are sold to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be sold directly to qualified pension and retirement plans.
Voting Rights
We are the legal owner of the shares of the underlying mutual funds in which the Sub-accounts invest. However, under SEC rules, you have voting rights in relation to Account Value maintained in the Sub-accounts. If an underlying mutual fund portfolio requests a vote of shareholders, we will vote our shares based on instructions received from Owners with Account Value allocated to that
Sub-account. Owners have the right to vote an amount equal to the number of shares attributable to their contracts. If we do not receive voting instructions in relation to certain shares, we will vote those shares in the same manner and proportion as the shares for which we have received instructions. This voting procedure is sometimes referred to as "mirror voting" because, as indicated in the immediately preceding sentence, we mirror the votes that are actually cast, rather than decide on our own how to vote. In addition, because all the shares of a given mutual fund held within our separate account are legally owned by us, we intend to vote all of such shares when that underlying fund seeks a vote of its shareholders. As such, all such shares will be counted towards whether there is a quorum at the underlying fund's shareholder meeting and towards the ultimate outcome of the vote. Thus, under
"mirror voting," it is possible that the votes of a small percentage of contractholders who actually vote will determine the ultimate outcome. We will furnish those Owners who have Account Value allocated to a Sub-account whose underlying mutual fund portfolio has requested a "proxy" vote with proxy materials and the necessary forms to provide us with their voting instructions. Generally, you will be asked to provide instructions for us to vote on matters such as changes in a fundamental investment strategy, adoption of a new investment advisory agreement, or matters relating to the structure of the underlying mutual fund that require a vote of
shareholders.Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange Commission that permits its co-investment advisers, AST Investment Services, Inc. and Prudential Investments LLC, subject to approval by the Board of
Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by
AST Investment Services, Inc., Prudential Investments LLC and the Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes. We may add new Sub-accounts that invest in a series of underlying funds other than the Trust that is managed by an affiliate. Such series of funds may have a similar order from the SEC.
You also should review the prospectuses for the other underlying funds in which various Sub-accounts invest as to whether they have obtained similar orders from the SEC.
Material Conflicts
It is possible that differences may occur between companies that offer shares of an underlying mutual fund portfolio to their respective separate accounts issuing variable annuities and/or variable life insurance products. Differences may also occur surrounding the offering of an underlying mutual fund portfolio to variable life insurance policies and variable annuity contracts that we offer. Under certain circumstances, these differences could be considered "material conflicts," in which case we would take necessary action to protect persons with voting rights under our variable annuity contracts and variable life insurance policies against persons with voting rights under other insurance companies' variable insurance products. If a "material conflict" were to arise between owners of variable annuity contracts and variable life insurance policies issued by us we would take necessary action to treat such persons equitably in resolving the conflict. "Material conflicts" could arise due to differences in voting instructions between owners of variable life insurance and variable annuity contracts of the same or different companies. We monitor any potential conflicts that may exist.

Service Fees Payable to Prudential AnnuitiesPrudential Annuities or our affiliates have entered into agreements with the investment adviser or distributor of the underlying Portfolios. Under the terms of these agreements, Prudential Annuities, or our affiliates may provide administrative and support services to the Portfolios for which it receives a fee of up to 0.75% (currently) of the average assets allocated to the Portfolios under the Annuity from the investment adviser, distributor and/or the fund. These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

In addition, an investment adviser, sub-adviser or distributor of the underlying Portfolios may also compensate us by providing reimbursement, defraying the costs of, or paying directly for, among other things, marketing and/or administrative services and/or other services they provide in connection with the Annuity. These services may include, but are not limited to: sponsoring or co-sponsoring various promotional, educational or marketing meetings and seminars attended by distributors, wholesalers, and/or broker dealer firms' registered representatives, and creating marketing material discussing the contract, available options, and underlying Portfolios. The amounts paid depend on the nature of the meetings, the number of meetings attended by the adviser, sub-adviser, or distributor, the number of participants and attendees at the meetings, the costs expected to be incurred, and the level of the adviser's, sub-adviser's or distributor's participation. These payments or reimbursements may not be offered by all advisers, sub-advisers, or distributor and the amounts of such payments may vary between and among each adviser, sub-adviser and distributor depending on their respective participation.During 2006, with regard to amounts that were paid under these kinds of arrangements, the amounts ranged from approximately $53 to approximately $190,514. These amounts may have been paid to one or more
Prudential-affiliated insurers issuing individual variable annuities.

WHO DISTRIBUTES ANNUITIES OFFERED BY PRUDENTIAL ANNUITIES?Prudential Annuities Distributors, Inc. (PAD) , a wholly-owned subsidiary
of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuities offered through this prospectus.   PAD
acts as the distributor of a number of annuity and life insurance products, and is the co-distributor of the Advanced Series Trust.
PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484.  PAD is registered as a broker-dealer under the
Securities Exchange Act of 1934 (Exchange Act), and is a member of the Financial Industry Regulatory Authority (FINRA).  The Annuity
is offered on a continuous basis. PAD enters into distribution agreements with broker-dealers who are registered under the Exchange
Act and with entities that may offer the Annuities but are exempt from registration ("firms"). Applications for the Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuities directly to potential purchasers.

Prudential Annuities sells its annuity products through multiple distribution channels, including (1) independent broker-dealer firms and financial planners; (2) broker-dealers that are members of the New York Stock Exchange, including "wirehouse" and regional broker-dealer firms; and (3) broker-dealers affiliated with banks or that specialize in marketing to customers of banks.  Although we are active in each of those distribution channels, the majority of our sales have come from the independent broker-dealer firms and financial planners.  On June 1, 2006, The Prudential Insurance Company of America, an affiliate of Prudential Annuities, acquired the variable annuity business of The Allstate Corporation ("Allstate"), which included exclusive access to the Allstate affiliated broker-dealer. We began selling variable annuities through the Allstate affiliated broker-dealer registered representatives in the third quarter of 2006.
Commissions are paid to firms on sales of the Annuities according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of Purchase Payments made, up to a maximum of 7.0%. Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of the Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to your Annuity. Commissions and other compensation paid in relation to your Annuity do not result in any additional charge to you or to the Separate Account.
In addition, in an effort to promote the sale of our products (which may include the placement of Prudential Annuities and/or the
Annuities on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker-dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide. These services may include, but are not limited to: educating customers of the firm on the Annuity's' features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate the firm's registered representatives and make them more knowledgeable about the Annuities; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms. A list of the firms to whom Prudential Annuities pays an amount of greater than $10,000 under these arrangements is provided below, which is available upon request. You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuities than for selling a different annuity that is not eligible for these compensation arrangements. While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8.5% of the total Purchase
Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the Annuity. Further information about the firms that are part of these compensation arrangements appears in the
Statement of Additional Information, which is available without charge upon request.We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. To the extent permitted by the FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the forms of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.The list below identifies three general types of payments that PAD pays which are broadly defined as follows:Percentage Payments based upon
"Assets under Management" or "AUM": This type of payment is a percentage payment that is based upon the total amount held in all
Pruco Life products that were sold through the firm (or its affiliated broker-dealers).Percentage Payments based upon sales: This type of payment is a percentage payment that is based upon the total amount of money received as purchase payments under Pruco Life annuity products sold through the firm (or its affiliated broker-dealers).Fixed Payments: These types of payments are made directly to or in sponsorship of the firm (or its affiliated broker-dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to: sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope. In addition, we may make payments upon the initiation of a relationship for systems, operational and other
support.The list below includes the names of the firms (or their affiliated broker/dealers) that we are aware (as of December 31,
2006) received payment with respect to annuity business during 2006 (or as to which a payment amount was accrued during 2007). The firms listed below include payments in connection with products issued by Prudential Annuities Life Assurance Corporation . Your
registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the contract. During 2006, the least amount paid, and greatest amount paid, were $32.10 and $5,703,887.26
 Name of Firm: 1st Global Capital Corporation
A. G. Edwards & Sons, Inc
Advantage Capital Corporation
Advisory Group Equity Services
AFA FinancialGroup, LLC
AIG Financial Advisors, Inc.
Allstate Financial Services
American General Securities, Inc.
American Independent Securities Group, LLC American Investors Group Inc
American Portfolios Financial Services
Ameritas Investment Corp.
AmSouth
Anderson &Strudwick
Andrew Garrett, Inc
Ashton Clayton Financial GroupAssociated Securities Corp.
AXA Advisors
BancorpSouth Investment Services, Inc.
BCG Securities
Berthel, Fisher & Company Financial Services, Inc. Bluevase Securities
BNY Investment Center
Brecek & Young Advisors, Inc.
Broker Dealer Financial Services
Brokers Education & Training, Inc
Brookstone Securities
Brookstreet Securities Corporation
Butler Freeman Tally Financial Group, LLC Cadaret, Grant & Co. Inc.
Calton & Associates, Inc
Cambridge Investment Research
Cantella & Company
Capital Analysts, Inc.
Capital Financial Services
Capital Investment Group
Centaurus Financial, Inc.
CFD Investments
Citigroup Global Markets Inc.
Commonwealth Financial Network
Crown Capital Securities
CUE Financial Services
CUSO Financial Services
Cutter & Company Brokerage, Inc.
EDI Financial
Electronic AccessePlanning Securities, Inc. Equity Services, Inc
Excel Securities & Associates INC
Federated Investors
Ferris, Baker Watts, Inc.
FFP Securities, Inc.
Financial Network Investment Corp
Financial Planning Consultants
First Allied Securities, Inc.
First Heartland Capital, Inc.
First Merit Investment Services
First Montauk Securities Corporation
First Securities Network Corp.
First Wall Street Corp.First Western Advisors
Fortune Financial Services
FSC Securities Corporation
G.A. Repple & Company
Garden State Securities, Inc.
Gary Goldberg & Co.
Geneos Wealth Management, Inc.
Genworth Financial
Geoffrey Richards Securities Corp
Great American Advisors, Inc.
GunnAllen Financial Incorporated
H & R Block Financial Advisors, Inc.
H. Beck Inc.
Hantz Financial Services, Inc.
Harbour Investment Inc.
Harvest Financial Corporation
Hazard & Siegel, Inc.
HBW
 HD Vest
Capital One Investments (Hibernia)
Hornor, Townsend, & Kent, Inc.
Horwitz & Associates
IFMG
 IMS Securities
Independent Financial Group, LLC
Infinex Investments, Inc.
ING Financial Advisors
ING Financial Partners
Institutional Securities Corp.
Integrated Financial Planning
Intercarolina Finc'l. Services
InterSecurities, Inc.
Invest Financial Corporation
InvestacorpInvestment Advisors & Consultants
Investment Centers of AmericaInvestment Management Corp
Investment Planners, Inc.
Investment Professionals
Investors Capital Corporation
J.J.B. Hillard Lyons
J.W. Cole Financials,Inc.
Janney Montgomery Scott
Jefferson Pilot Securities Company
KMS Financial ServicesKovack Securities
L.M. Kohn & Company
LaSalle St. Securities, LLC
Legacy Financial Services, Inc.
Legend Equities Corporation
Lewis Financial Group
Lighthouse Capital Corp
Lincoln Financial Advisors
Lincoln Investment Planning
Linsco Private Ledger
Lombard Securities Inc.
M Holdings Securities
Main Street Securities
Medallion Investment Services
Merrill Lynch
Merrimac Corporate Securities, Inc.
Michigan Securities, Inc.
MML Investor Services
Money Concepts Capital Corp
Moors and Cabot
Morgan Keegan
Morgan Stanley
Multiple Financial Services, Inc.
Mutual Service Corporation
Natcity
National Planning Corp
New England Securities Corp
Next Financial Group
NFP Securities
North Ridge Securities Corp.
OneAmerica Securities, Inc
Oppenheimer & Co.
Pac Select
Packerland Brokerage Services
Partnervest Securities, Inc.
Pathfinder Advisory
PIMCO
PlanMember Securities Corp.
PNC
 Presidential Brokerage
Prime Capital Services
PrimeVest
Princor Financial Services
Private Consulting Group
ProEquities, IncProfessional Asset Management
Pro-Integrity Securities
Pruco Securities
Prudential Relocation
QA3 Financial Group
Quest Capital Strategies, Inc.
Questar Capital Corporation
Raymond James & Associates
Raymond James Financial Services
RBC Dain Rauscher
Regal Securities
RNR Securities
Robert W. Baird & Co., Inc.
Royal Alliance
Ryan Beck and Co., LLC
Rydex Distributors Inc
Sage Rutty & Co Inc.
Sammons Securities, LLC
Saunders Discount Brokerage
Securian Financial Services
Securities America, Inc
Securities Equity Group
Securities Service Network, Inc.
Sentra Securities Corporation
Sigma Financial Corp
Signator Investors, Inc.
SII Investments
SINGER XENOS SECURITIES CORP
 Smith Barney
Spelman & Co., Inc.
Source Capital Group Inc
Southwest Securities, Inc
Standard Investment Chartered
Stephens Inc
Sterne, Agree & Leach, Inc.
Stifel Nicolaus
Strand, Atkinson, Williams & York, Inc.
Stuart Financial Corp
Summit Brokerage Service Inc.
Summit Equities, Inc.
SunAmerica Securities, Inc.
Sunset Financial Services, Inc
SWS Financial Services, Inc.
Synergy Investment Group, LLC
Synovus Securities, Inc.TD Waterhouse Investor Svs Inc
Terra Securities Corporation
TFS Securities, Inc.
The Investment Center, Inc.
The Leaders Group Inc
The O N Equity Sales
The Strategic Financial Alliance
Tower Square Securities Inc
Trade - PMR
Transamerica
Triad Advisors, Inc.
Trustmark Securities
UBS Financial Services
United Equity Securities
United Heritage Financial Services, Inc. United Planners Financial Services of America
United Securities Alliance
USA Financial Securities Corp.
USAllianz Securities, Inc.
UVEST Financial Services Group
VALIC Financial Advisors, Inc.
Valley National Investments, Inc.
Valmark Securities, Inc.
Vanderbilt Securities
Veritrust Financial LLC
Vestax Securities
VSR
 Wachovia (Bank)
Wachovia (Wirehouse)
Wall Street Financial Group
Walnut Street Securities
Waterford Investor Srvs. Inc
Waterstone Financial Group
Webster Investments
Wells Fargo
Westminster Financial Sec. Inc
Westport Resources Investment
Wharton Equity Group
Wilbanks Securities
William C Burnside & Company
Woodbury Financial Services, Inc.
World Choice Securities
World Equity Group
World Group Securities, Inc
WRP Investments, Inc.
XCU Capital Corporation, Inc
Your Money Matters Brkrge Svcs
On July 1, 2003, Prudential Financial combined its retail securities brokerage and clearing operations with those of Wachovia
Corporation ("Wachovia") and formed Wachovia Securities Financial Holdings, LLC ("Wachovia Securities"), a joint venture
headquartered in Richmond, Virginia.   Wachovia is the majority owner and Prudential Financial, indirectly through subsidiaries, is a minority owner of Wachovia Securities.Wachovia and Wachovia Securities are key distribution partners for certain products of
Prudential Financial affiliates, including mutual funds and individual annuities that are distributed through their financial advisors, bank channel and independent channel. In addition, Prudential Financial is a service provider to the managed account platform and certain wrap-fee programs offered by Wachovia Securities.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCEPrudential Annuities publishes annual and quarterly reports that are filed with the
SEC. These reports contain financial information about Prudential Annuities that is annually audited by an independent registered public accounting firm. Prudential Annuities' annual report for the year ended December 31, 2006, together with subsequent periodic reports that Prudential Annuities files with the SEC, are incorporated by reference into this prospectus. You can obtain copies, at no cost, of any and all of this information, including the Prudential Annuities annual report that is not ordinarily mailed to contract owners, the more current reports and any subsequently filed documents at no cost by contacting us at Prudential Annuities -
Variable Annuities; P.O. Box 7960, Philadelphia, PA 19176 (Telephone: 203-926-1888). The SEC file number for Prudential Annuities is
33-44202. You may read and copy any filings made by Prudential Annuities with the SEC at the SEC's Public Reference Room at 100 F
Street, N.E. Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling (202)
551-8090. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.
FINANCIAL STATEMENTSThe financial statements of the separate account and Prudential Annuities Life Assurance Corporation are included in the Statement of Additional Information.

HOW TO CONTACT USYou can contact us by:

o        calling our Customer Service Team at 1-800-752-6342 during our normal business hours, Monday through Friday, or Prudential
          Annuities'  telephone automated response system at 1-800-766-4530.

o        writing to us via regular mail at Prudential Annuities - Variable Annuities, P.O. Box 7960, Philadelphia, PA 19176 OR for
          express mail Prudential Annuities - Variable Annuities, 2101 Welsh Road, Dresher, PA 19025. NOTE: Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
o        accessing information about your Annuity through our Internet Website at www. prudentialannuities.com.
You can obtain account information by calling our automated response system and at www. prudentialannuities.com, our Internet
Website. Our Customer Service representatives are also available during business hours to provide you with information about your account. You can request certain transactions through our telephone voice response system, our Internet Website or through a customer service representative. You can provide authorization for a third party, including your attorney-in-fact acting pursuant to a power of attorney or your Financial Professional, to access your account information and perform certain transactions on your account. You will need to complete a form provided by us which identifies those transactions that you wish to authorize via telephonic and electronic means and whether you wish to authorize a third party to perform any such transactions. Please note that unless you tell us otherwise, we deem that all transactions that are directed by your Financial Professional with respect to your Annuity have been authorized by you. We require that you or your representative provide proper identification before performing transactions over the telephone or through our Internet Website. This may include a Personal Identification Number (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN by calling our automated response system and at www.
prudentialannuities.com, our Internet Website. Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.
Transactions requested via telephone are recorded. To the extent permitted by law, we will not be responsible for any claims, loss, liability or expense in connection with a transaction requested by telephone or other electronic means if we acted on such transaction instructions after following reasonable procedures to identify those persons authorized to perform transactions on your
Annuity using verification methods which may include a request for your Social Security number, PIN or other form of electronic identification. We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.
Prudential Annuities does not guarantee access to telephonic, facsimile, Internet or any other electronic information or that we will be able to accept transaction instructions via such means at all times. Regular and/or express mail will be the only means by which we will accept transaction instructions when telephonic, facsimile, Internet or any other electronic means are unavailable or delayed. Prudential Annuities reserves the right to limit, restrict or terminate telephonic, facsimile, Internet or any other electronic transaction privileges at any time.
INDEMNIFICATIONInsofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be
permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGSPrudential Annuities is subject to legal and regulatory actions in the ordinary course of its businesses, including class action lawsuits. Prudential Annuities' pending legal and regulatory actions include proceedings specific to the company and proceedings generally applicable to business practices in the industry in which we operate. Prudential Annuities is subject to class action lawsuits and other litigation alleging, among other things, that we made improper or inadequate disclosures in connection with the sale of annuity products or charged excessive or impermissible fees on these products, recommended unsuitable products to customers, mishandled customer accounts or breached fiduciary duties to customers. Prudential Annuities also is subject to litigation arising out of its general business activities, such as its investments, contracts, leases and labor and employment relationships, including claims of discrimination and harassment, and could be exposed to claims or litigation concerning certain business or process patents. In some of our pending legal and regulatory actions, parties are seeking large and/or indeterminate amounts, including punitive or exemplary damages. Finally, Prudential Annuities is periodically subject to examinations and audits by federal and state regulators, and also on occasion, receives and addresses complaints from customers. The following is a summary of certain pending proceedings.

Prudential Annuities commenced a remediation program to correct errors in the administration of approximately 11,000 annuity contracts issued by the company. The owners of these contracts did not receive notification that the contracts were approaching or past their designated annuitization date or default annuitization date (both dates referred to as the "contractual annuity date") and the contracts were not annuitized at their contractual annuity dates. Some of these contracts also were affected by data integrity errors resulting in incorrect contractual annuity dates. The lack of notice and the data integrity errors, as reflected on the annuities administrative system, all occurred before the acquisition of Prudential Annuities by Prudential Financial, Inc. The
remediation and administrative costs of the remediation program are subject to the indemnification provisions of the agreement pursuant to which Prudential Financial, Inc. acquired Prudential Annuities (the "Acquisition Agreement") from Skandia Insurance
Company Ltd. (publ).
Commencing in 2003, American Skandia received formal requests for information from the SEC and the New York Attorney General ("NYAG")
relating to market timing in variable annuities by American Skandia and certain affiliated companies. In connection with these investigations, with the approval of Skandia Insurance Company Ltd. (publ), an offer was made by American Skandia to the authorities investigating its companies, the SEC and NYAG, to settle these matters by paying restitution and a civil penalty of $95 million in the aggregate. While not assured, American Skandia believes these discussions are likely to lead to settlements with these authorities. Any regulatory settlement involving American Skandia and certain affiliates would be subject to the indemnification provisions of the Acquisition Agreement. If achieved, settlement of the matters relating to American Skandia and certain affiliates also could involve continuing monitoring, changes to and/or supervision of business practices, findings that may adversely affect existing or cause additional litigation, adverse publicity and other adverse impacts to American Skandia's businesses.During the third quarter of 2004, Prudential Annuities identified a system-generated calculation error in its annuity contract administration system that existed prior to the acquisition of Prudential Annuities by Prudential Financial, Inc. This error related to the calculation of amounts due to customers for certain transactions subject to a market value adjustment upon the surrender or transfer of monies out of their annuity contract's fixed allocation options. The error resulted in an underpayment to policyholders, as well as additional anticipated costs to Prudential Annuities associated with remediation, breakage and other costs. Recently, Prudential
Annuities retained a consultant to assist it with the systems modifications needed to implement the remediation plan currently in place. American Skandia has advised Skandia Insurance Company Ltd. (publ) that a portion of the remediation and related administrative costs are subject to the indemnification provisions of the Acquisition Agreement.
Prudential Annuities litigation and regulatory matters are subject to many uncertainties, and given their complexity and scope, the outcomes cannot be predicted. It is possible that the results of operations or the cash flow of Prudential Annuities in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves and rights to indemnification, should not have a material adverse effect on Prudential Annuities financial position.It should be noted that the judgments, settlements and expenses associated with many of these lawsuits, administrative and regulatory matters, and contingencies, including certain claims described above, may, in whole or in part, after satisfaction of certain retention requirements, fall within the indemnification obligations of Skandia Insurance Company Ltd. (publ) to Prudential Financial, Inc. and its subsidiaries under the terms of the Acquisition Agreement. Those obligations of Skandia Insurance Company Ltd.
(publ) provide for indemnification of certain judgments, settlements, and costs and expenses associated with lawsuits and other claims against Prudential Annuities ("matters"), and apply only to matters, or groups of related matters, for which the costs and expenses exceed $25,000 individually. Additionally, those obligations only apply to such otherwise indemnifiable losses that exceed
$10 million in the aggregate, subject to reduction for insurance proceeds, certain accruals and any realized tax benefit applicable to such amounts, and those obligations do not apply to the extent that such aggregate exceeds $1 billion. Prudential Annuities is in discussions with Skandia Insurance Company Ltd. (publ) regarding the satisfaction of the $10 million deductible.
CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:General Information about Prudential Annuities
o        Prudential Annuities Life Assurance Corporation
o        Prudential Annuities Life Assurance Corporation Variable Account B
Principal Underwriter/Distributor - Prudential Annuities Distributors, Inc.
How the Unit Price is Determined
Other Tax Rules
General Information
Voting Rights
Modification
Deferral of Transactions
Misstatement of Age or Sex
Ending the Offer
Annuitization
Experts
Legal Experts
Financial Statements

APPENDIX A - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B
SEC rules require us to set forth information about the historical unit vales for the ASAP 2008 Annuity.  Because this is the initial offering of ASAP 2008, we do not yet have historical unit values associated with this Annuity.  Such historical unit values will be provided in post-effective amendments.

APPENDIX B - CALCULATION OF OPTIONAL DEATH BENEFITS
Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation The following are examples of how the Enhanced
Beneficiary Protection Optional Death Benefit is calculated. Each example assumes that a $50,000 initial Purchase Payment is made.
Each example assumes that there is one Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options. The formula for determining the Enhanced Beneficiary Protection Optional Death Benefit is as follows:Growth
=        Account Value of variable        minus   Purchase Payments -
              investment options            proportional withdrawals

Example with market increase
Assume that the Owner has made no withdrawals and that the Account Value has been increasing due to positive market performance. On the date we receive due proof of death, the Account Value is $75,000. The basic Death Benefit is calculated as Purchase Payments minus proportional withdrawals, or Account Value, which ever is greater. Therefore, the basic Death Benefit is equal to $75,000. The
Enhanced Beneficiary Protection Optional Death Benefit is equal to the amount payable under the basic Death Benefit ($75,000) PLUS
40% of the "Growth" under the Annuity.Growth   =$75,000 - [$50,000 - $0]
         =$25,000
Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth=$25,000 * 0.40
=$10,000
Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit=$85,000
Examples with market decline
Assume that the Owner has made no withdrawals and that the Account Value has been decreasing due to declines in market performance.
On the date we receive due proof of death, the Account Value is $45,000. The basic Death Benefit is calculated as Purchase Payments minus proportional withdrawals, or Account Value, which ever is greater. Therefore, the basic Death Benefit is equal to $50,000. The
Enhanced Beneficiary Protection Optional Death Benefit is equal to the amount payable under the basic Death Benefit ($50,000) PLUS
the "Growth" under the Annuity.Growth   =$45,000 - [$50,000 - $0]
         =$-5,000Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth
NO BENEFIT IS PAYABLE
                  Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit=$50,000In this example you would receive no additional benefit from purchasing the Enhanced Beneficiary Protection Optional Death Benefit.
Example with market increase and withdrawals Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in Annuity Year 5 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $90,000. The basic Death Benefit is calculated as Purchase Payments minus proportional withdrawals, or
Account Value, which ever is greater. Therefore, the basic Death Benefit is equal to $90,000. The Enhanced Beneficiary Protection
Optional Death Benefit is equal to the amount payable under the basic Death Benefit ($90,000) PLUS 40% of the "Growth" under the
Annuity.Growth   =$90,000 - [$50,000 - ($50,000 * $15,000/$75,000)]
         =$90,000 - [$50,000 - $10,000]
         =$90,000 - $40,000
         =$50,000Benefit Payable under Enhanced Beneficiary Protection Optional Death Benefit = 40% of Growth=$50,000 * 0.40
=$20,000Benefit Payable under Basic Death Benefit PLUS Enhanced Beneficiary Protection Optional Death Benefit=$110,000
Examples of Highest Anniversary Value Death Benefit Calculation The following are examples of how the Highest Anniversary Value Death
Benefit is calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.
Example with market increase and death before Death Benefit Target Date Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the date we receive due proof of death, the
Account Value is $75,000; however, the Anniversary Value on the 5th anniversary of the Issue Date was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest Anniversary Value or the basic Death Benefit. The Death Benefit would be the Highest Anniversary Value ($90,000) because it is greater than the amount that would have been payable under the basic Death Benefit ($75,000).Example with withdrawals

Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in
Annuity Year 7 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $80,000; however, the Anniversary Value on the 5th anniversary of the Issue Date was $90,000. Assume as well that the Owner has died before the Death
Benefit Target Date. The Death Benefit is equal to the greater of the Highest Anniversary Value or the basic Death Benefit.Highest
Anniversary Value   =$90,000 - [$90,000 * $15,000/$75,000]
                            =$90,000 - $18,000
                            =$72,000Basic Death Benefit   =max [$80,000, $50,000 - ($50,000 * $15,000/$75,000)]
                      =max [$80,000, $40,000]
                      =$80,000The Death Benefit therefore is $80,000.
Example with death after Death Benefit Target Date Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals had been made prior to the Death Benefit Target Date. Further assume that the
Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Highest Anniversary Value on the Death Benefit
Target Date was $80,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greater of the Highest Anniversary
Value plus Purchase Payments minus proportional withdrawals after the Death Benefit Target Date or the basic Death Benefit.Highest
Anniversary Value   =$80,000 + $15,000 - [($ 80,000 + $15,000) * $5,000/$70,000]
                            =$80,000 + $15,000 - $6,786
                            =$88,214Basic Death Benefit   =max [$75,000, ($50,000 + $15,000) - {($50,000 + $15,000) * $5,000/$70,000}]
                      =max [$75,000, $60,357]
                      =$75,000The Death Benefit therefore is $88,214.
Examples of Combination 5% Roll-Up and Highest Anniversary Value Death Benefit Calculation
The following are examples of how the Combination 5% Roll-Up and Highest Anniversary Value Death Benefit are calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue Date and that all Account Value is maintained in the variable investment options.
Example with market increase and death before Death Benefit Target Date Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the 7th anniversary of the Issue Date we receive due proof of death, at which time the Account Value is $75,000; however, the Anniversary Value on the 5th anniversary of the
Issue Date was $90,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Roll-Up Value is equal to initial Purchase Payment accumulated at 5% for 6 years, or $67,005. The Death Benefit is equal to the greatest of the Roll-Up Value,
Highest Anniversary Value or the basic Death Benefit. The Death Benefit would be the Highest Anniversary Value ($90,000) because it is greater than both the Roll-Up Value ($67,005) and the amount that would have been payable under the basic Death Benefit ($75,000).
Example with withdrawals
Assume that the Owner made a withdrawal of $5,000 on the 6th anniversary of the Issue Date when the Account Value was $45,000. The
Roll-Up Value on the 6th anniversary of the Issue Date is equal to initial Purchase Payment accumulated at 5% for 6 years, or
$67,005. The 5% Dollar-for-Dollar Withdrawal Limit for the 7th annuity year is equal to 5% of the Roll-Up Value as of the 6th anniversary of the Issue Date, or $3,350. Therefore, the remaining $1,650 of the withdrawal results in a proportional reduction to the Roll-Up Value. On the 7th anniversary of the Issue Date we receive due proof of death, at which time the Account Value is
$43,000; however, the Anniversary Value on the 2nd anniversary of the Issue Date was $70,000. Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest Anniversary Value or
the basic Death Benefit.Roll-Up Value   ={(67,005 - $3,350) - [($67,005 - $3,350) * $1,650/($45,000 - $3,350)]} * 1.05
                =($63,655 - $2,522) * 1.05
                =$64,190Highest Anniversary Value   =$70,000 - [$70,000 * $5,000/$45,000]
                            =$70,000 - $7,778
                            =$62,222Basic Death Benefit   =max [$43,000, $50,000 - ($50,000 * $5,000/$45,000)]
                      =max [$43,000, $44,444]
                      =$44,444The Death Benefit therefore is $64,190.
Example with death after Death Benefit Target DateAssume that the Owner has not made any withdrawals prior to the Death Benefit
Target Date. Further assume that the Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Roll-Up
Value on the Death Benefit Target Date (the contract anniversary on or following the Owner's 80th birthday) is equal to initial
Purchase Payment accumulated at 5% for 10 years, or $81,445. The Highest Anniversary Value on the Death Benefit Target Date was
$85,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greatest of the Roll-Up Value, Highest
Anniversary Value or the basic Death Benefit as of the Death Benefit Target Date; each increased by subsequent Purchase Payments and
reduced proportionally for subsequent withdrawals.Roll-Up Value   =$81,445 + $15,000 - [($81,445 + 15,000) * $5,000/$70,000]
                =$81,445 + $15,000 - $6,889
                =$89,556Highest Anniversary Value   =$85,000 + $15,000 - [($85,000 + 15,000) * $5,000/$70,000]
                            =$85,000 + $15,000 - $7,143
                            =$92,857Basic Death Benefit   =max [$75,000, $50,000 + $15,000 - {(50,000 + $15,000) * $5,000/$70,000}]
                      =max [$75,000, $60,357]
                      =$75,000The Death Benefit therefore is $92,857.
Examples of Highest Daily Value Death Benefit Calculation The following are examples of how the HDV Death Benefit is calculated. Each example assumes an initial Purchase Payment of $50,000. Each example assumes that there is one Owner who is age 70 on the Issue
Date.Example with market increase and death before Death Benefit Target Date
Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals have been made. On the date we receive due proof of death, the Account Value is $75,000; however, the Highest Daily Value was $90,000.
Assume as well that the Owner has died before the Death Benefit Target Date. The Death Benefit is equal to the greater of the Highest
Daily Value or the basic Death Benefit. The Death Benefit would be the HDV ($90,000) because it is greater than the amount that would have been payable under the basic Death Benefit ($75,000).
Example with withdrawals
Assume that the Account Value has been increasing due to positive market performance and the Owner made a withdrawal of $15,000 in
Annuity Year 7 when the Account Value was $75,000. On the date we receive due proof of death, the Account Value is $80,000; however, the Highest Daily Value ($90,000) was attained during the fifth Annuity Year. Assume as well that the Owner has died before the Death
Benefit Target Date. The Death Benefit is equal to the greater of the Highest Daily Value (proportionally reduced by the subsequent
withdrawal) or the basic Death Benefit.Highest Daily Value   =$90,000 - [$90,000 * $15,000/$75,000]
                      =$90,000 - $18,000
                      =$72,000Basic Death Benefit   =max [$80,000, $50,000 - ($50,000 * $15,000/$75,000)]
                      =max [$80,000, $40,000]
                      =$80,000The Death Benefit therefore is $80,000.
Example with death after Death Benefit Target Date Assume that the Owner's Account Value has generally been increasing due to positive market performance and that no withdrawals had been made prior to the Death Benefit Target Date. Further assume that the
Owner dies after the Death Benefit Target Date, when the Account Value is $75,000. The Highest Daily Value on the Death Benefit
Target Date was $80,000; however, following the Death Benefit Target Date, the Owner made a Purchase Payment of $15,000 and later had taken a withdrawal of $5,000 when the Account Value was $70,000. The Death Benefit is equal to the greater of the Highest Daily Value on the Death Benefit Target Date plus Purchase Payments minus proportional withdrawals after the Death Benefit Target Date or the
basic Death Benefit.Highest Daily Value   =$80,000 + $15,000 - [($80,000 + $15,000) * $5,000/$70,000]
                      =$80,000 + $15,000 - $6,786
                      =$88,214Basic Death Benefit   =max [$75,000, ($50,000 + $15,000) - {($50,000 + $15,000) * $5,000/$70,000}]
                      =max [$75,000, $60,357]
                      =$75,000The Death Benefit therefore is $88,214.

                             APPENDIX C - ADDITIONAL INFORMATION ON ASSET ALLOCATION PROGRAMSPROGRAM RULES

Asset allocation is a sophisticated method of diversification that allocates assets among asset classes in order to manage investment risk and potentially enhance returns over the long term. However, asset allocation does not guarantee a profit or protect against a loss.
HOW THE ASSET ALLOCATION PROGRAM WORKS. Amounts will automatically be allocated in accordance with the percentages and to
Sub-accounts indicated for the model portfolio that you previously chose. If you allocate your Account Value or transfer your Account
Value among any Sub-accounts that are outside of your model portfolio, we will allocate these amounts according to the allocation percentages of the applicable model portfolio upon the next rebalancing. You will not be permitted to change from one model portfolio to another. Upon each rebalance, 100% of your Account Value allocated to the variable Sub-accounts will be allocated to the asset allocation program. Any Account Value not invested in the Sub-accounts will not be part of the program.. Additional Purchase
Payments: Unless otherwise requested, any additional Purchase Payments applied to the variable Sub-accounts in the Annuity will be allocated to the Sub-accounts according to the allocation percentages for the model portfolio you chose. Allocation of additional
Purchase Payments outside of your model portfolio but into a Sub-account, will be reallocated according to the allocation percentages of the applicable model portfolio upon the next rebalancing.. Rebalancing Your Model Portfolio: Changes in the value of the
Sub-account will cause your Account Value allocated to the Sub-accounts to vary from the percentage allocations of the model portfolio you select. By selecting the asset allocation program, you have directed us to periodically (e.g., quarterly) rebalance your Account Value allocated to the Sub-accounts in accordance with the percentage allocations assigned to each Sub-account within your model portfolio at the time you elected the program or had later been modified with your consent. Some asset allocation programs will only require that a rebalancing occur when the percent of your Account Value allocated to the Sub-accounts are outside of the acceptable range permitted under such asset allocation program. Note - Any Account Value not invested in the Sub-accounts will not be affected by any rebalance.. Sub-account Changes Within the Model Portfolios: From time to time there may be a change in a Sub-account within your model portfolio. Unless directed by you or your Financial Professional to reallocate to the new Sub-account, rebalancing will continue in accordance with your unchanged model portfolio, unless the Sub-account is no longer available under your Annuity. If the Sub-account is no longer available we will notify you. If you do not consent to the new Sub-account, your lack of consent will be deemed a request to terminate the asset allocation program and the provisions under "Termination or Modification of the Asset
Allocation Program" will apply.. Owner Changes in Choice of Model Portfolio: You may not change from the model portfolio that you have elected to any other model portfolio.TERMINATION OR MODIFICATION OF THE ASSET ALLOCATION PROGRAM:. You may request to terminate your asset allocation program at any time. Once you terminate your asset allocation program, you will not be permitted to re-enroll in the program. Any termination will be effective on the date that Prudential Annuities receives your termination request in good order. If you are enrolled in HDV or LT5, termination of your asset allocation program must coincide with (i) the enrollment in a then currently available and approved asset allocation program or other approved option, or (ii) the allocation of your entire account value to the then required investment option(s) available with these benefits. However, if you are enrolled in LT5 you may terminate the LT5 benefit in order to then terminate your asset allocation program. Prudential Annuities reserves the right to terminate or modify the asset allocation program at any time with respect to any programs.RESTRICTIONS ON ELECTING THE ASSET
ALLOCATION:. You cannot participate in auto-rebalancing or a DCA program while enrolled in an asset allocation program and Systematic
Withdrawals can only be made as flat dollar amounts.

APPENDIX D - ASSET TRANSER FORMULA UNDER GRO PLUS 2008 AND HIGHEST DAILY GRO
   The following are the Terms and Definitions referenced in the Transfer Calculation Formula:AV is the current Account Value of the
     Annuity V is the current Account Value of the elected Sub-accounts of the AnnuityB is the total current value of the AST bond portfolio Sub-accountCl is the lower target value. Currently, it is 79%.Ct is the middle target value. Currently, it is 82%.Cu is the upper target value. Currently, it is 85%.For each guarantee provided under the program,Gi is the guarantee amountNi is the number of days until the maturity date di is the discount rate applicable to the number of days until the maturity date. It is determined with reference to a benchmark index, reduced by the Discount Rate Adjustment. Once selected, we will not change the applicable benchmark index. However, if the benchmark index is discontinued, we will substitute a successor benchmark index, if there is one. Otherwise we will substitute a comparable benchmark index. We will obtain any required regulatory approvals prior to substitution of the benchmark index.The formula, which is set on the Effective Date and is not changed while the Rider is in effect, determines, on each Valuation Day, when a transfer is required.The formula begins by determining the value on that Valuation Day that, if appreciated at the applicable discount rate, would equal the guarantee amount at the end of the Base Guarantee Period or
    Step-Up Guarantee Period. We call the greatest of these values the "current liability (L)." L = MAX (Li), where Li = Gi / (1 +
   di)(Ni/365).Next the formula calculates the following formula ratio:r = (L - B) / V.If the formula ratio exceeds an upper target value, then all or a portion of the Account Value will be transferred to the bond fund Sub-account associated with the current liability. If at the time we make a transfer to the bond fund Sub-account associated with the current liability there is Account
 Value allocated to a bond fund Sub-account not associated with the current liability, we will transfer all assets from that bond fund
   Sub-account to the bond fund Sub-account associated with the current liability.The formula will transfer assets into the Transfer
          Account if r &gt; Cu.The transfer amount is calculated by the following formula: T = {Min(V, [L - B - V*Ct] / (1 -
    Ct))}If the formula ratio is less than a lower target value and there are assets in the Transfer Account, then the formula will transfer assets out of the Transfer Account into the elected Sub-accounts. The transfer amount is calculated by the following formula:
   T = {Min(B, - [L - B- V*Ct] / (1 - Ct))}If following a transfer to the elected Sub-accounts, there are assets remaining in a bond fund Sub-account not associated with the current liability, we will transfer all assets from that bond fund Sub-account to the bond fund Sub-account associated with the current liability.

 APPENDIX E - ASSET TRANSFER FORMULA UNDER HIGHEST DAILY LIFETIME SEVEN INCOME BENEFIT AND SPOUSAL HIGHEST DAILY LIFETIME SEVEN INCOME
                                                                BENEFIT
Terms and Definitions referenced in the calculation formula:

o        Cu - the upper target is established on the effective date of the Highest Daily Lifetime Seven benefit (the "Effective
     Date") and is not changed for the life of the guarantee.  Currently, it is 83%.
o        Ct - the target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 80%.
o        Cl - the lower target is established on the Effective Date and is not changed for the life of the guarantee.  Currently, it is 77%.
o        L - the target value as of the current business day.
o        r - the target ratio.
o        a - factors used in calculating the target value.  These factors are established on the Effective Date and are not changed for the life of the guarantee.
o        V - the total value of all Permitted Sub-accounts in the annuity.
o        B - the total value of the AST Investment Grade Bond Portfolio Sub-account.
o        P - Income Basis. Prior to the first withdrawal, the Income Basis is the Protected Withdrawal Value calculated as if the first withdrawal were taken on the date of calculation.  After the first withdrawal, the Income Basis is equal to the greater of
     (1) the Protected Withdrawal Value at the time of the first withdrawal, adjusted for additional purchase payments including the amount of any associated Credits, and adjusted proportionally for excess withdrawals*, (2) any highest quarterly value increased for additional purchase payments including the amount of any associated Credits, and adjusted for withdrawals, and (3) the
     Account Value.
o        T - the amount of a transfer into or out of the AST Investment Grade Bond Portfolio Sub-account

* Note: withdrawals of less than the Annual Income Amount do not reduce the Income Basis.

Target Value Calculation:

On each business day, a target value (L) is calculated, according to the following formula.  If the variable account value (V) is equal to zero, no calculation is necessary.

L = 0.05 * P * a

Transfer Calculation:

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines when a transfer is required:

Target Ratio r = (L - B) / V.
o        If r &gt; Cu, assets in the Permitted Sub-accounts are transferred to the AST Investment Grade Bond Portfolio Sub-account.
o        If r &lt; Cl, and there are currently assets in the AST Investment Grade Bond Portfolio Sub-account (B &gt; 0), assets in the  AST Investment Grade Bond Portfolio Sub-account are transferred to the Permitted Sub-accounts according to most recent allocation instructions.

The following formula, which is set on the Benefit Effective Date and is not changed for the life of the guarantee, determines the transfer amount:

T ={Min(V, [L - B - V *  Ct] / (1-Ct))}, Money moving from the Permitted Sub-accounts to the AST Investment Grade Bond Portfolio
Sub-account

T ={Min(B,- [L - B - V *  Ct] / (1-Ct))}, Money moving from the AST Investment Grade Bond Portfolio Sub-account to the Permitted
Sub-accounts]

                                                   "a" Factors for Liability Calculations
                                            (in Years and Months since Benefit Effective Date)*

            Months
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
 Years           1                 3        4       5        6        7        8       9       10       11       12                                      2
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         1   15.34    15.31    15.27    15.23   15.20    15.16    15.13    15.09   15.05    15.02    14.98    14.95
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         2   14.91    14.87    14.84    14.80   14.76    14.73    14.69    14.66   14.62    14.58    14.55    14.51
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         3   14.47    14.44    14.40    14.36   14.33    14.29    14.26    14.22   14.18    14.15    14.11    14.07
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         4   14.04    14.00    13.96    13.93   13.89    13.85    13.82    13.78   13.74    13.71    13.67    13.63
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         5   13.60    13.56    13.52    13.48   13.45    13.41    13.37    13.34   13.30    13.26    13.23    13.19
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         6   13.15    13.12    13.08    13.04   13.00    12.97    12.93    12.89   12.86    12.82    12.78    12.75
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         7   12.71    12.67    12.63    12.60   12.56    12.52    12.49    12.45   12.41    12.38    12.34    12.30
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         8   12.26    12.23    12.19    12.15   12.12    12.08    12.04    12.01   11.97    11.93    11.90    11.86
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
         9   11.82    11.78    11.75    11.71   11.67    11.64    11.60    11.56   11.53    11.49    11.45    11.42
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        10   11.38    11.34    11.31    11.27   11.23    11.20    11.16    11.12   11.09    11.05    11.01    10.98
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        11   10.94    10.90    10.87    10.83   10.79    10.76    10.72    10.69   10.65    10.61    10.58    10.54
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        12   10.50    10.47    10.43    10.40   10.36    10.32    10.29    10.25   10.21    10.18    10.14    10.11
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        13   10.07    10.04    10.00     9.96    9.93     9.89     9.86     9.82    9.79     9.75     9.71     9.68
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        14    9.64     9.61     9.57     9.54    9.50     9.47     9.43     9.40    9.36     9.33     9.29     9.26
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        15    9.22     9.19     9.15     9.12    9.08     9.05     9.02     8.98    8.95     8.91     8.88     8.84
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        16    8.81     8.77     8.74     8.71    8.67     8.64     8.60     8.57    8.54     8.50     8.47     8.44
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        17    8.40     8.37     8.34     8.30    8.27     8.24     8.20     8.17    8.14     8.10     8.07     8.04
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        18    8.00     7.97     7.94     7.91    7.88     7.84     7.81     7.78    7.75     7.71     7.68     7.65
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        19    7.62     7.59     7.55     7.52    7.49     7.46     7.43     7.40    7.37     7.33     7.30     7.27
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        20    7.24     7.21     7.18     7.15    7.12     7.09     7.06     7.03    7.00     6.97     6.94     6.91
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        21    6.88     6.85     6.82     6.79    6.76     6.73     6.70     6.67    6.64     6.61     6.58     6.55
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        22    6.52     6.50     6.47     6.44    6.41     6.38     6.36     6.33    6.30     6.27     6.24     6.22
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        23    6.19     6.16     6.13     6.11    6.08     6.05     6.03     6.00    5.97     5.94     5.92     5.89
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        24    5.86     5.84     5.81     5.79    5.76     5.74     5.71     5.69    5.66     5.63     5.61     5.58
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        25    5.56     5.53     5.51     5.48    5.46     5.44     5.41     5.39    5.36     5.34     5.32     5.29
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        26    5.27     5.24     5.22     5.20    5.18     5.15     5.13     5.11    5.08     5.06     5.04     5.01
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        27    4.99     4.97     4.95     4.93    4.91     4.88     4.86     4.84    4.82     4.80     4.78     4.75
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        28    4.73     4.71     4.69     4.67    4.65     4.63     4.61     4.59    4.57     4.55     4.53     4.51
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        29    4.49     4.47     4.45     4.43    4.41     4.39     4.37     4.35    4.33     4.32     4.30     4.28
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        30    4.26     4.24     4.22     4.20    4.18     4.17     4.15     4.13    4.11     4.09     4.07     4.06
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        31    4.04     4.02     4.00     3.98    3.97     3.95     3.93     3.91    3.90     3.88     3.86     3.84
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        32    3.83     3.81     3.79     3.78    3.76     3.74     3.72     3.71    3.69     3.67     3.66     3.64
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        33    3.62     3.61     3.59     3.57    3.55     3.54     3.52     3.50    3.49     3.47     3.45     3.44
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        34    3.42     3.40     3.39     3.37    3.35     3.34     3.32     3.30    3.29     3.27     3.25     3.24
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        35    3.22     3.20     3.18     3.17    3.15     3.13     3.12     3.10    3.08     3.07     3.05     3.03
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        36    3.02     3.00     2.98     2.96    2.95     2.93     2.91     2.90    2.88     2.86     2.85     2.83
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        37    2.81     2.79     2.78     2.76    2.74     2.73     2.71     2.69    2.68     2.66     2.64     2.62
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        38    2.61     2.59     2.57     2.56    2.54     2.52     2.51     2.49    2.47     2.45     2.44     2.42
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        39    2.40     2.39     2.37     2.35    2.34     2.32     2.30     2.29    2.27     2.25     2.24     2.22
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        40    2.20     2.19     2.17     2.15    2.14     2.12     2.11     2.09    2.07     2.06     2.04     2.02
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
        41    2.01     1.84     1.67     1.51    1.34     1.17     1.00     0.84    0.67     0.50     0.33     0.17
--------------------------------------------------------------------------------------------------------------------

                                     * The values set forth in this table are applied to all ages.

  PLEASE SEND ME A STATEMENT OF ADDITIONAL INFORMATION THAT CONTAINS FURTHER DETAILS ABOUT THE PRUDENTIAL ANNUITIES ANNUITY DESCRIBED
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                           Newark, NJ 07102-3777Variable Annuity Issued by: Variable Annuity Distributed by:

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                                                              CORPORATION
                                     A Prudential Financial Company A Prudential Financial Company
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                                                  STATEMENT OF ADDITIONAL INFORMATION

PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT BASAP 2008 VARIABLE ANNUITY_____________, 2008The Advanced Series
Advisor Plan(the "Annuity") is an individual variable annuity contract issued by Prudential Annuities Life Assurance Corporation, a stock life insurance company that is a wholly-owned subsidiary of Prudential Annuities, Inc. and is funded through Prudential
Annuities Life Assurance Corporation Variable Account B (the "Account"). The Annuity is purchased by making an initial purchase payment of $10,000 or more.
This Statement of Additional Information is not a prospectus and should be read in conjunction with the prospectus dated January 1,
2008. To obtain a copy of the prospectus, without charge, you can write to the Prudential Annuity Service Center, P.O. Box 7960,
Philadelphia, Pennsylvania 19176, or contact us by telephone at (888) PRU-2888.TABLE OF CONTENTSGENERAL INFORMATION ABOUT PRUDENTIAL
ANNUITIES                                                              2
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION                                                           2
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B                               2

PRINCIPAL UNDERWRITER/DISTRIBUTOR - Prudential Annuities Distributors,  Inc.                     4
HOW THE UNIT PRICE IS DETERMINED                                                                                   11

OTHER TAX RULES                                                                                                                     14
Federal Tax Status                                                                                                                  14
GENERAL INFORMATION                                                                                                        15
Voting Rights
15
Modification
15
Deferral of Transactions                                                                                                            16
Misstatement of Age or Sex                                                                                                          16
Ending the Offer                                                                                                                    16
ANNUITIZATION                                                                                                                       17
EXPERTS
21
LEGAL EXPERTS                                                                                                                       21
FINANCIAL STATEMENTS                                                                                                       21
AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF PRUDENTIAL ANNUITIES LIFE
  ASSURANCE CORPORATIONGENERAL INFORMATION ABOUT PRUDENTIAL ANNUITIESPRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATIONPrudential
Annuities Life Assurance Corporation ("Prudential Annuities", "we", "our" or "us") is a stock life insurance company domiciled in
Connecticut with licenses in all 50 states, the District of Columbia and Puerto Rico. Prudential Annuities is a wholly-owned subsidiary of Prudential Annuities, Inc.. Prudential Annuities principal business address is One Corporate Drive, Shelton,
Connecticut 06484.No company other than Prudential Annuities has any legal responsibility to pay amounts that it owes under its annuity and variable life insurance contracts. However, Prudential Financial exercises significant influence over the operations and capital structure of Prudential Annuities.PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT BPrudential Annuities Life
Assurance Corporation Variable Account B, also referred to as "Separate Account B", was established by us pursuant to Connecticut law. Separate Account B also holds assets of other annuities issued by us with values and benefits that vary according to the investment performance of the underlying mutual funds or portfolios of underlying mutual funds offered as Sub-accounts of Separate
Account B. The underlying mutual funds or portfolios of underlying mutual funds are referred to as the Portfolios. Each Sub-account invests exclusively in a Portfolio. You will find additional information about the Portfolios in their respective
prospectuses.Separate Account B is registered with the Securities and Exchange Commission ("SEC") under the Investment Company Act of
1940 (the "Investment Company Act") as a unit investment trust, which is a type of investment company. Values and benefits based on allocations to the Sub-accounts will vary with the investment performance of the Portfolios, as applicable. We do not guarantee the investment results of any Sub-account. You bear the entire investment risk.
There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.Prior to November 18, 2002, Separate Account B was organized as a single separate account with six different Sub-account classes, each of which was registered as a distinct unit investment trust under the Investment Company Act. Effective November 18,
2002, each Sub-account class of Separate Account B was consolidated into Prudential Annuities Life Assurance Corporation Variable
Account B Class 1 Sub-accounts, which was subsequently renamed Prudential Annuities Life Assurance Corporation Variable Account B.
Each Sub-account of Separate Account B has multiple Unit Prices to reflect the daily charge deducted for each combination of the applicable Insurance Charge and the charge for each optional benefit offered under Annuity contracts funded through Separate Account
B. The consolidation of Separate Account B had no impact on Annuity Owners.
During the accumulation phase, we offer a number of Sub-accounts. Certain Sub-accounts may not be available in all jurisdictions. If and when we obtain approval of the applicable authorities to make such Sub-accounts available, we will notify Owners of the availability of such Sub-accounts.
A brief summary of the investment objectives and policies of each Portfolio is found in the Prospectus. More detailed information about the investment objectives, policies, risks, costs and management of the Portfolios are found in the prospectuses and statements of additional information for the Portfolios.There can be no guarantee that any Portfolio will meet its investment objectives.Each underlying mutual fund is registered under the Investment Company Act, as amended, as an open-end management investment company. Each underlying mutual fund thereof may or may not be diversified as defined in the Investment Company Act. The trustees or directors, as applicable, of an underlying mutual fund may add, eliminate or substitute portfolios from time to time. Generally, each portfolio issues a separate class of shares. Shares of the portfolios are available to separate accounts of life insurance companies offering variable annuity and variable life insurance products. The shares may also be made available, subject to obtaining all required regulatory approvals, for direct purchase by various pension and retirement savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").We may make other portfolios available by creating new Sub-accounts. Additionally, new portfolios may be made available by the creation of new Sub-accounts from time to time. Such a new portfolio may be disclosed in its prospectus. However, addition of a portfolio does not require us to create a new Sub-account to invest in that portfolio. We may take other actions in relation to the Sub-accounts and/or Separate Account B.PRINCIPAL UNDERWRITER/DISTRIBUTOR - Prudential Annuities
Distributors, Inc.Prudential Annuities Distributors, Inc. ("PAD"), a wholly-owned subsidiary of Prudential Annuities, Inc., is the distributor and principal underwriter of the Annuity described in the Prospectus and this Statement of Additional Information.
Prudential Annuities Life Assurance Corporation and AST Investment Services, Inc.  ("ASISI"), a co-investment manager of Advanced
Series Trust  are also wholly-owned subsidiaries of Prudential Annuities, Inc. Prudential Annuities Information Services and
Technology Corporation , also a wholly-owned subsidiary of Prudential Annuities, Inc., is a service company that provides systems and information services to Prudential Annuities Life Assurance Corporation and its affiliated companies.PAD acts as the distributor of a number of annuity and life insurance products we offer and co-distributor of Advanced Series Trust.PAD's principal business address is One Corporate Drive, Shelton, Connecticut 06484. PAD is registered as a broker-dealer under the Securities and Exchange Act of
1934 ("Exchange Act") and is a member of the Financial Industry Regulatory Authority ("FINRA").The Annuity is offered on a continuous basis. PAD enters into distribution agreements with broker-dealers who are registered under the Exchange Act and with entities that may offer the Annuity but are exempt from registration ("firms"). Applications for the Annuity are solicited by registered representatives of those firms. Such representatives will also be our appointed insurance agents under state insurance law. In addition, PAD may offer the Annuity directly to potential purchasers.
Commissions are paid to firms on sales of the Annuity according to one or more schedules. The individual representative will receive a portion of the compensation, depending on the practice of his or her firm. Commissions are generally based on a percentage of
Purchase Payments made, up to a maximum of 7.0%. Alternative compensation schedules are available that provide a lower initial commission plus ongoing annual compensation based on all or a portion of Account Value. We may also provide compensation to the distributing firm for providing ongoing service to you in relation to the Annuity. Commissions and other compensation paid in relation to the Annuity do not result in any additional charge to you or to the Separate Account.
In addition, in an effort to promote the sale of our products (which may include the placement of Prudential Annuities and/or the
Annuity on a preferred or recommended company or product list and/or access to the firm's registered representatives), we or PAD may enter into compensation arrangements with certain broker-dealer firms with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel and/or marketing and/or administrative services and/or other services they provide.  We or PAD also may compensate third-party vendors, for services that such vendors render to broker-dealer firms. These services may include, but are not limited to: educating customers of the firm on the Annuity's features; conducting due diligence and analysis, providing office access, operations and systems support; holding seminars intended to educate firm's registered representatives and make them more knowledgeable about the Annuity; providing a dedicated marketing coordinator; providing priority sales desk support; and providing expedited marketing compliance approval. To the extent permitted by FINRA rules and other applicable laws and regulations, PAD may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms and the terms of such arrangements may differ between firms.You should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Annuity than for selling a different annuity that is not eligible for these compensation arrangements.
While compensation is generally taken into account as an expense in considering the charges applicable to an annuity product, any such compensation will be paid by us or PAD and will not result in any additional charge to you. Overall compensation paid to the distributing firm does not exceed, based on actuarial assumptions, 8.5% of the total Purchase Payments made. Your registered representative can provide you with more information about the compensation arrangements that apply upon the sale of the
Annuity.Prudential Annuities pays PAD an underwriting commission for its role as principal underwriter/distributor of all variable insurance products issued by Prudential Annuities. PAD is responsible for payment of commissions to the broker-dealer firms who are the ultimate sellers of the product. PAD does not retain any underwriting commissions. For the past three years, the aggregate dollar amount of underwriting commissions paid to PAD in its role as principal underwriter/distributor for Prudential Annuities variable annuities generally has been: 2006: $396,341,024; 2005: $327,916,660.HOW THE UNIT PRICE IS DETERMINED 1. the net asset value per share of the Portfolio shares held by that Sub-account at the end of the preceding Valuation Period plus the per share amount of any dividend or capital gain distribution declared and unpaid (accrued) by the Portfolio at the end of the preceding Valuation Period;
plus or minus2. any per share charge or credit during the preceding Valuation Period as a provision for taxes attributable to the operation or maintenance of that Sub-account.c. is the Insurance Charge deducted daily against the assets of the Separate Account.We value the assets in each Sub-account at their fair market value in accordance with accepted accounting practices and applicable laws and regulations. The net investment factor may be greater than, equal to, or less than one.OTHER TAX RULESFederal Tax Status1.
Diversification.The Internal Revenue Code provides that the underlying investments for the variable investment options must satisfy certain diversification requirements. Each Portfolio is required to diversify its investments each quarter so that no more than 55%
of the value of its assets is represented by any one investment, no more than 70% is represented by any two investments, no more than
80% is represented by any three investments, and no more than 90% is represented by any four investments. Generally, securities of a single issuer are treated as one investment and obligations of each U.S. Government agency and instrumentality (such as the
Government National Mortgage Association) are treated as issued by separate issuers. In addition, any security issued, guaranteed or insured (to the extent so guaranteed or insured) by the United States or an instrumentality of the U.S. will be treated as a security issued by the U.S. Government or its instrumentality, whichever is applicable. We believe the portfolios underlying the variable investment options for the contract meet these diversification requirements.2. Investor Control.Treasury Department regulations do not provide guidance concerning the extent to which you may direct your investment in the particular investment options without causing you, instead of us to be considered the owner of the underlying assets. Because of this uncertainty, or in response to other changes in tax laws or regulations, we reserve the right to make such changes as we deem necessary to assure that the contract qualifies as an annuity for tax purposes. Any such changes will apply uniformly to affected owners and will be made with such notice to affected contractowners as is feasible under the circumstances.3. Entity Owners.Where a contract is held by a non-natural person
(e.g., a corporation), other than as an agent or nominee for a natural person (or in other limited circumstances), the contract will not be taxed as an annuity and increases in the value of the contract over its cost basis will be subject to tax annually.4. Purchase
Payments Made Before August 14, 1982.If your contract was issued in exchange for a contract containing purchase payments made before
August 14, 1982, favorable tax rules may apply to certain withdrawals from the contract. Generally, withdrawals are treated as a recovery of your investment in the contract first until purchase payments made before August 14, 1982 are withdrawn. Moreover, any income allocable to purchase payments made before August 14, 1982, is not subject to the 10% tax penalty.5. Generation-Skipping
Transfers.If you transfer your contract to a person two or more generations younger than you (such as a grandchild or grandniece) or to a person that is more than 37 1/2 years younger than you, there may be generation-skipping transfer tax consequences.
GENERAL INFORMATION
Voting RightsYou have voting rights in relation to Account Value maintained in the Sub-accounts. We will vote shares of the
Portfolios in which the Sub-accounts invest in the manner directed by Owners. Owners give instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.
We will vote the shares attributable to assets held in the Sub-accounts solely for us rather than on behalf of Owners, or any share as to which we have not received instructions, in the same manner and proportion as the shares for which we have received instructions. We will do so separately for each Sub-account of the Separate Account that may invest in the same Portfolio.
The number of votes for a Portfolio will be determined as of the record date for such underlying mutual fund or portfolio as chosen by its board of trustees or board of directors, as applicable. We will furnish Owners with proper forms and proxies to enable them to instruct us how to vote.You may instruct us how to vote on the following matters: (a) changes to the board of trustees or board of directors, as applicable; (b) changing the independent accountant; (c) any change in the fundamental investment policy; (d) any other matter requiring a vote of the shareholders; and (e) approval of changes to the investment advisory agreement or adoption of a new investment advisory agreement. Advanced Series Trust (the "Trust") has obtained an exemption from the Securities and Exchange
Commission that permits its investment adviser, AST Investment Services, Inc. ("ASISI"), subject to approval by the Board of Trustees of the Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory agreements, without obtaining shareholder approval of the changes. This exemption (which is similar to exemptions granted to other investment companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient supervision and management of the sub-advisors by ASISI and the
Trustees. The Trust is required, under the terms of the exemption, to provide certain information to shareholders following these types of changes.With respect to approval of changes to the investment advisory agreement, approval of a new investment advisory agreement or any change in fundamental investment policy, only Owners maintaining Account Value as of the record date in a
Sub-account investing in the applicable underlying mutual fund portfolio will instruct us how to vote on the matter, pursuant to the requirements of Rule 18f-2 under the Investment Company Act.Modification
We reserve the right to do any or all of the following: (a) combine a Sub-account with other Sub-accounts; (b) combine Separate
Account B or a portion of it with other "unitized" separate accounts; (c)  deregister Separate Account B under the Investment Company
Act; (d) operate Separate Account B as a management investment company under the Investment Company Act or in any other form permitted by law; (e) make changes required by any change in the Securities Act, the Exchange Act or the Investment Company Act; (h)
make changes that are necessary to maintain the tax status of your Annuity under the Code; (i) make changes required by any change in other Federal or state laws relating to retirement annuities or annuity contracts; and (j) discontinue offering any Sub-account at any time.
Also, from time to time, we may make additional Sub-accounts available to you. These Sub-accounts will invest in underlying mutual funds or portfolios of underlying mutual funds we believe to be suitable for the Annuity. We may or may not make a new Sub-account available to invest in any new portfolio of one of the current underlying mutual funds should such a portfolio be made available to
Separate Account B.We may eliminate Sub-accounts, combine two or more Sub-accounts or substitute one or more new underlying mutual funds or portfolios for the one in which a Sub-account is invested. Substitutions may be necessary if we believe an underlying mutual fund or portfolio no longer suits the purpose of the Annuity. This may happen due to a change in laws or regulations, or a change in the investment objectives or restrictions of an underlying mutual fund or portfolio, or because the underlying mutual fund or portfolio is no longer available for investment, or for some other reason. We would obtain prior approval from the insurance department of our state of domicile, if so required by law, before making such a substitution, deletion or addition. We also would obtain prior approval from the SEC so long as required by law, and any other required approvals before making such a substitution, deletion or addition.
We reserve the right to transfer assets of Separate Account B, which we determine to be associated with the class of contracts to which your Annuity belongs, to another "unitized" separate account. We will notify you (and/or any payee during the payout phase) of any modification to your Annuity. We may endorse your Annuity to reflect the change.
Deferral of TransactionsWe may defer any distribution or transfer from an annuity payment for a period not to exceed the lesser of 6 months or the period permitted by law. If we defer a distribution or transfer from  any annuity payment for more than thirty days, or less where required by law, we pay interest at the minimum rate required by law but not less than 3% or at least 4% if required by your contract, per year on the amount deferred. We may defer payment of proceeds of any distribution from any Sub-account or any transfer from a Sub-account for a period not to exceed 7 calendar days from the date the transaction is effected. Any deferral period begins on the date such distribution or transfer would otherwise have been transacted.
There may be circumstances where the NYSE is open, however, due to inclement weather, natural disaster or other circumstances beyond our control, our offices may be closed or our business processing capabilities may be restricted. Under those circumstances, your
Account Value may fluctuate based on changes in the Unit Values, but you may not be able to transfer Account Value, or make a purchase or redemption request.
The NYSE is closed on the following nationally recognized holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's
Birthday, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas. On those dates, we will not process any financial transactions involving purchase or redemption orders.
Prudential Annuities will also not process financial transactions involving purchase or redemption orders or transfers on any day that:trading on the NYSE is restricted;an emergency exists making redemption or valuation of securities held in the separate account impractical; orthe SEC, by order, permits the suspension or postponement for the protection of security holders.
Misstatement of Age or SexIf there has been a misstatement of the age and/or sex of any person upon whose life annuity payments or the minimum death benefit are based, we make adjustments to conform to the facts. As to annuity payments: (a) any underpayments by us will be remedied on the next payment following correction; and (b) any overpayments by us will be charged against future amounts payable by us under your Annuity.Ending the OfferWe may limit or discontinue offering Annuities. Existing Annuities will not be affected by any such action.

ANNUITIZATIONWHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?We currently make annuity options available that provide fixed annuity payments.. Fixed options provide the same amount with each payment. When you purchase an Annuity, or at a later date, you may choose an Annuity Date, an annuity option and the frequency of annuity payments. You may change your choices before the Annuity Date under the terms of your contract. A maximum Annuity Date may be required by law. The Annuity Date may depend on the annuity option you choose. Certain annuity options may not be available depending on the age of the Annuitant.Certain of these annuity options may also be available to Beneficiaries who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.

Option 1Payments for Life: Under this option, income is payable periodically until the death of the "key life". The "key life" (as used in this section) is the person or persons upon whose life annuity payments are based. No additional annuity payments are made after the death of the key life. Since no minimum number of payments is guaranteed, this option offers the largest amount of periodic payments of the life contingent annuity options. It is possible that only one payment will be payable if the death of the key life occurs before the date the second payment was due, and no other payments nor death benefits would be payable. This option is currently available on a fixed basis. Under this option, you cannot make a partial or full surrender of the annuity.
Option 2Payments Based on Joint Lives: Under this option, income is payable periodically during the joint lifetime of two key lives, and thereafter during the remaining lifetime of the survivor, ceasing with the last payment prior to the survivor's death. No minimum number of payments is guaranteed under this option. It is possible that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other payments or death benefits would be payable. This option is currently available on a fixed basis. Under this option, you cannot make a partial or full surrender of the annuity.
Option 3Payments for Life with a Certain Period: Under this option, income is payable until the death of the key life. However, if the key life dies before the end of the period selected (5, 10 or 15 years), the remaining payments are paid to the Beneficiary until the end of such period. This option is currently available on a fixed basis.
Option 4Fixed Payments for a Certain Period: Under this option, income is payable periodically for a specified number of years. If the payee dies before the end of the specified number of years, the remaining payments are paid to the Beneficiary to the end of such period. Note that under this option, payments are not based on any assumptions of life expectancy. Therefore, that portion of the
Insurance Charge assessed to cover the risk that key lives outlive our expectations provides no benefit to an Owner selecting this option. Under this option, you cannot make a partial or full surrender of the annuity.We may make additional annuity payment options available in the future.
WHEN ARE ANNUITY PAYMENTS MADE?Each Annuity Payment is payable monthly on the Annuity Payment Date. The initial annuity payment will be on a date of your choice of the 1st through the 28th day of the month. The Annuity Payment Date may not be changed after the
Annuity Date.
HOW ARE ANNUITY PAYMENTS CALCULATED?Fixed Annuity PaymentsIf you choose to receive fixed annuity payments, you will receive equal fixed-dollar payments throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment frequency you select. Generally, the first annuity payment is determined by multiplying the Account Value upon the
Annuity Date, minus any state premium taxes that may apply, by the factor determined from our table of annuity rates. The table of annuity rates differs based on the type of annuity chosen and the frequency of payment selected.  Our rates will not be less than our guaranteed minimum rates.  These guaranteed minimum rates are derived from the a2000 Individual Annuity Mortality Table with an assumed interest rate of 3% per annum.  Where required by law or regulation, such annuity table will have rates that do not differ according to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.
KEY TERMSAnnuity Date is the date you choose for annuity payments to commence. A maximum Annuity Date may apply.Annuity Payment Date is the date each month annuity payments are payable. This date is the same day of the month as the Annuity Date which may be any date chosen by you between the 1st and the 28th day of the month. The Annuity Payment Date may not be changed on or after the Annuity
Date.Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary. If there are joint Annuitants, the Inheritance Date refers to the death of the last surviving Annuitant.Account Value on the Annuity Date you allocate to a Sub-account, the Benchmark
Rate, and Annuity Factors. Subsequently, the Schedule of Units is adjusted for transfers, Adjustments, or partial
surrenders.Adjustable Annuity PaymentsWe may make an adjustable annuity payment option available. Adjustable annuity payments are calculated similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving annuity payments, the annuity payment amount is adjusted upward or downward depending on the rate we are currently crediting to annuity payments. The adjustment in the annuity payment amount does not affect the duration of remaining annuity payments, only the amount of each
payment.EXPERTSThe consolidated financial statements of Prudential Annuities Life Assurance Corporation as of December 31, 2007 and
2006 and for each of the three years in the period ended December 31, 2007 and the financial statements of Prudential Annuities Life
Assurance Corporation Variable Account B as of December 31, 2007 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
PricewaterhouseCoopers LLP's principal business address is 300 Madison Avenue, New York, New York 10017.
LEGAL EXPERTSCounsel for Prudential Annuities Life Assurance Corporation has passed on the legal matters with respect to Federal laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.
FINANCIAL STATEMENTSPrudential Annuities Life Assurance Corporation and Prudential Annuities Life Assurance Corporation Variable
Account BThe statements which follow in Appendix B are those of Prudential Annuities Life Assurance Corporation and Prudential
Annuities Life Assurance Corporation Variable Account B Sub-accounts as of December 31, 2007 and for the years ended December 31,
2007 and 2006. There may be other Sub-accounts included in Variable Account B that are not available in the product described in the applicable prospectus. [To be furnished in pre-effective amendments]
INCORPORATION BY REFERENCETo the extent and only to the extent that any statement in a document incorporated by reference into this
Statement of Additional Information is modified or superseded by a statement in this Statement of Additional Information or in a later-filed document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional
Information.

      We furnish you without charge a copy of any or all the documents incorporated by reference in this Statement of Additional
  Information, including any exhibits to such documents which have been specifically incorporated by reference. We do so upon receipt of your written or oral request. Please address your request to Prudential Annuities - Variable Annuities, P.O. Box 7960,
    Philadelphia, PA 19176. Our phone number is 1-800-752-6342. You may also forward such a request electronically to our Customer
                                     Service Department at customerservice@prudential.com. PART C

                                                           OTHER INFORMATION

Item 24. Financial Statements and Exhibits:

(a) All financial statements are included in Parts A & B of this Registration Statement.

(b) Exhibits are attached as indicated.

(1) Copy of the resolution of the board of directors of Depositor authorizing the establishment of the Registrant for Separate
Account B filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

(2) Not applicable. Prudential Annuities Life Assurance Corporation maintains custody of all assets.

(3) (a) Revised Principal Underwriting Agreement between Prudential Annuities Life Assurance Corporation (formerly known as American
Skandia Life Assurance Corporation) and Prudential Annuities Distributors, Inc.(formerly known as American Skandia Marketing, Inc.), incorporated by reference to filing  via EGAR with Post-Effective Amendment No. 14 to Registration Statement No. 333-96577, April 21,
2006.

(b) Form of Revised Dealer Agreement with Prudential Annuities Distributors, Inc. - -   to be included in  Pre-effective Amendment.

(4) (a) Copy of the Form of annuity contract  - -    to be filed by Pre-effective Amendment

(b) Copy of Highest Period Value Death Benefit Endorsement, incorporated by reference to filing  via EDGAR with Pre-Effective
Amendment No. 1 to  Registration Statement No. 333-96577, filed October 4, 2002.

(c) Copy of Percentage of Growth Death Benefit Endorsement, incorporated by reference to filing  via EDGAR with Pre-Effective
Amendment No. 1 to  Registration Statement No. 333-96577, filed October 4, 2002.

(d) Copy of Guaranteed Minimum Income Benefit Endorsement, incorporated by reference to filing via  EDGAR with Post-Effective
Amendment No. 2 to  Registration Statement No. 333-96577, filed August 6, 2003.

(e) Copy of Guaranteed Minimum Withdrawal Benefit Endorsement, incorporated by reference to filing  via EDGAR with Post-Effective
Amendment No. 2 to  Registration Statement No. 333-96577, filed August 6, 2003.

(f) Copy of Rider for Combination 5% Roll-up and Highest Anniversary Value Death Benefit, incorporated by reference to filing via
EDGAR with Post-Effective Amendment No. 5 to Registration Statement No. 333-96577, filed April 20, 2004.

(g) Copy of Rider for Lifetime Five Income Benefit, incorporated by reference to filing  via EDGAR with Post-Effective Amendment No.
7 to Registration Statement No. 333-96577, filed November 16, 2004.

(h) Copy of Rider for Highest Daily Value Benefit, incorporated by reference to filing  via EDGAR with Post-Effective Amendment No. 7 to Registration Statement No. 333-96577, filed November 16, 2004.

(i) Copy of Rider for Spousal Lifetime Five Income Benefit, incorporated by reference to filing  via EDGAR with Post-Effective
Amendment No. 10 to Registration Statement No. 333-96577, filed November 16, 2005.

(j) Copy of Rider for Highest Daily Lifetime Seven Income Benefit and Spousal Highest Daily Lifetime Seven Income Benefit,
incorporated by reference to filing  via EDGAR with Post-Effective Amendment No. 25 to Registration Statement No. 333-96577, filed
December 18, 2007.

(k) Copy of Rider for Highest Daily Guaranteed Return Option, incorporated by reference to filing  via EDGAR with Post-Effective
Amendment No. 25 to Registration Statement No. 333-96577, filed December 18, 2007.

(5) Form of application  used with the Annuity:    to be filed by Pre-effective Amendment

(6) (a) Copy of the certificate of incorporation of Prudential Annuities Life Assurance Corporation to be filed by Pre-effective Amendment

(b) Revised Copy of the By-Laws of Prudential Annuities Life Assurance Corporation to be filed by Pre-effective Amendment

(7) Forms of Annuity Reinsurance Agreements between Depositor and:

(a) The Prudential Insurance Company of America for GMWB, incorporated by reference to filing  via EDGAR with Post-Effective
Amendment No. 9 to Registration Statement No. 333-96577, filed April 18, 2005.

(b) Pruco Reinsurance Ltd for Lifetime Five Withdrawal Benefit, incorporated by reference to filingvia EDGAR with post-Effective
Amendment No.14 to Registration Statement No. 333-96577 filed April 21, 2006.

(c) Pruco Reinsurance Ltd. for Spousal Lifetime Five Optional Living Benefit, incorporated by reference to filing  via EDGAR with post-Effective Amendment No.14 to Registration Statement No. 333-96577 filed April 21, 2006.

(d) Pruco Reinsurance Ltd. for Highest Daily GRO, Highest Daily Lifetime Seven Income Benefit, Spousal Highest Daily Lifetime Seven
Income Benefit:   to be filed by Pre-effective Amendment.

(8) Forms of Agreements between Depositor and:

(a) Advanced Series Trust (formerly known as American Skandia Trust), incorporated by reference to filing  via EDGAR with
Post-Effective Amendment No. 4 to Registration Statement No. 33-87010, filed February 25, 1997.

(b) First Defined Portfolio Fund LLC, incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 7 to
Registration Statement No. 33-86866, filed April 26, 2000.

(c) Evergreen Variable Annuity Trust, incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 9 to
Registration Statement No. 33-87010, filed April 26, 2000.

(d) INVESCO Variable Investment Funds, Inc., incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 9 to
Registration Statement No. 33-87010, filed April 26, 2000.

(e) ProFunds VP, incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 9 to  Registration Statement No.
33-87010, filed April 26, 2000.

(f) Wells Fargo Variable Trust, incorporated by reference to filing via EDGAR  to  Registration Statement No. 333-49478, filed
November 7, 2000.

(g) Prudential Series Fund, Inc., incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 15 to Registration
Statement No. 33-87010, filed April 26, 2001.

(h) Revised Gartmore Global Asset Management Trust, incorporated by reference to filing via EDGAR with Post-Effective Amendment No.
20 to  Registration Statement No. 333-96577, filed April 20, 2007.

(i) A I M Variable Insurance Funds, incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 9 to Registration
Statement No. 333-96577, filed April 18, 2005.

(j) ProFunds VP, incorporated by reference to filing  via EDGAR with Post-Effective Amendment No. 20 to Registration Statement No.
333-96577, filed April 20, 2007.

(k) Form of Email notice re: change of Depositor name to Prudential Annuities Life Assurance Corporation:
         To be filed by Pre-effective Amendment.

(l) Sample Rule 22c-2 Agreement, incorporated by reference to filing via EDGAR with Post-Effective Amendment No. 20 to Registration
Statement No. 333-96577, filed April 20, 2007.

(9) Opinion and Consent of Counsel:   to be filed by Pre-effective Amendment.

 (10)  Consent of PricewaterhouseCoopers LLP:             to be filed by Pre-effective Amendment

 (11)    Not applicable.

 (12)    Not applicable.

Item 25. Directors and Officers of the Depositor:

As of the date this Post-Effective Amendment was filed, the Directors and Officers of the Depositor are:

 Name and Principal Business Address                 Position and Offices with Depositor
 -----------------------------------     --------------------------------------
 June Amori                                          Vice President
 One Corporate Drive,
 Shelton, Connecticut 06484-6208

 James J. Avery, Jr.                                 Director
 213 Washington Street
 Newark, New Jersey 07102-2992

 Kenneth Y. Tanji                                    Executive Vice President, Chief
 213 Washington Street                               Financial Officer and Controller
 Newark, New Jersey 07102-2992

 Robert E. Causey                                    Vice President
 2 Gateway Center
 Newark, New Jersey 07102-5005

 Name and Principal Business Address                 Position and Offices with Depositor
 -----------------------------------     --------------------------------------
 Lisa V. Chow                                        Vice President
 213 Washington Street
 Newark, New Jersey 07102-2917

 Timothy S. Cronin                                   Senior Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Donald M. Desiderato                                Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Thomas J. Diemer                                    Vice President
 2 Gateway Center
 Newark, New Jersey 07102-5005

 John Doscher                                        Vice President and Chief Compliance
 751 Broad Street                                    Officer
 Newark, New Jersey 07102-3714

 Rebecca Dunne                                       Vice President
 751 Broad Street
 Newark, New Jersey 07102-3714

 Joseph D. Emanuel                                   Senior Vice President, Chief Legal
 One Corporate Drive                                 Officer and Corporate Secretary
 Shelton, Connecticut 06484-6208

 Bruce Ferris                                        Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Anne Fifick                                         Vice President, Asset Liability & Risk
 2 Gateway Center                                    Management
 Newark, New Jersey 07102-5005

 Noreen Fierro                                       Vice President and Anti-Money
 751 Broad Street                                    Laundering Officer
 Newark, New Jersey 07102-3714

 Joseph M. Fuschillo                                 Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Helen M. Galt                                       Director
 213 Washington Street
 Newark, New Jersey 07102-2992

 George M. Gannon                                    Senior Vice President
 751 Broad Street
 Newark, New Jersey 07102-3714

 Craig Gardner                                       Vice President, Senior Investment Risk
 2 Gateway Center                                    Officer
 Newark, New Jersey 07102-5005

 Brian Giantonio                                     Vice President, Corporate Counsel
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 John Gies                                           Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Helene Gurian                                       Vice President
 751 Broad Street
 Newark, New Jersey 07102-3714

 Name and Principal Business Address                 Position and Offices with Depositor
 -----------------------------------     --------------------------------------
 Joanne Heintz                                       Senior Vice President, Chief
 2 Gateway Center                                    Investment Officer
 Newark, New Jersey 07102-5005

 Jacob Herschler                                     Senior Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Gary A. Hogard                                      Vice President
 2101 Welsh Road
 Dresher, Pennsylvania 19025

 Suzanne Hurel                                       Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Bernard J. Jacob                                    Director and Treasurer
 213 Washington Street
 Newark, New Jersey 07102-2917

 Daniel O. Kane 213                                  Senior Vice President, Chief Actuary
 Washington Street
 Newark, New Jersey 07102-2992

 Patricia Kelley                                     Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Helayne F. Klier                                    Vice President
 2101 Welsh Road
 Dresher, Pennsylvania 19025

 Joseph LaTorre                                      Vice President
 2101 Welsh Road
 Dresher, Pennsylvania 19025

 Alex Macgillivray                                   Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484

 Lesley B. Mann                                      Vice President
 213 Washington Street
 Newark, New Jersey 07102-2992

 Steven P. Marenakos                                 Senior Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Audrey S. Nazulme                                   Vice President
 2101 Welsh Road
 Dresher, Pennsylvania 19025

 David R. Odenath, Jr.                               Chief Executive Officer, President and
 213 Washington Street                               Director
 Newark, New Jersey 07102-2992

 Robert O'Donnell                                    Senior Vice President
 One Corporate Drive,
 Shelton, Connecticut 06484-6208

 Name and Principal Business Address                 Position and Offices with Depositor
 -----------------------------------     --------------------------------------
 Steven L. Putterman                                 Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Polly Rae                                           Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Yvonne Rocco                                        Senior Vice President
 213 Washington Street
 Newark, New Jersey 07102-2992

 Shirley Shao                                        Senior Vice President
 213 Washington Street
 Newark, New Jersey 07102-2992

 Rick C. Singmaster                                  Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Charles C. Sprague                                  Vice President, Corporate Counsel
 751 Broad Street
 Newark, New Jersey 07102-3714

 Karen M. Stier                                      Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Karen Stockla                                       Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Kimberly Supersano                                  Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Kenneth Tanji                                       Director
 213 Washington Street
 Newark, New Jersey 07102-2992

 Neelay B. Vaidya                                    Vice President
 751 Broad Street
 Newark, New Jersey 07102-3714

 Eva M. Vitale                                       Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

Item 26. Persons Controlled by or Under Common Control with the Depositor or
Registrant: The Depositor does not directly or indirectly control any person. The following persons are under common control with the
Depositor by Prudential Annuities, Inc.:

(1) Prudential Annuities Life Assurance Corporation Variable Account B ("Variable Account B"): Variable Account B was established under the laws of the State of Connecticut and is registered with the U.S. Securities and Exchange Commission under the Investment
Company Act of 1940 as a unit investment trust, which is a type of investment company. Assets in Variable Account B may support obligations created in relation to the annuity contracts described in the Prospectus of this Registration Statement or other annuity contracts we offer.

(2) Prudential Annuities Life Assurance Corporation ("PALAC"): The organization is a stock life insurance company domiciled in
Connecticut with licenses in all 50 states and the District of Columbia. PALAC is a wholly-owned subsidiary of Prudential Annuities,
Inc.

(3) Prudential Annuities Information Services and Technology Corporation ("ASIST"): The organization is a general business corporation organized in the State of Delaware and is an affiliate of PALAC. Its primary purpose is to provide various types of business services to Prudential Annuities, Inc. and all of its subsidiaries including computer systems acquisition, development and maintenance, human resources acquisition, development and management, accounting and financial reporting services and general office services.

(4) Prudential Annuities Distributors, Inc. ("PAD"): The organization is a general business corporation organized in the State of
Delaware and is an affiliate of PALAC. It was formed primarily for the purpose of acting as principal underwriter of PALAC's variable annuities

(5) AST Investment Services, Inc. : The organization is a general business corporation organized in the State of Connecticut and is an affiliate of PALAC.  Its primary role is to act  as investment manager for certain mutual funds to be made available primarily through the variable insurance products of Prudential Annuities Life Assurance Corporation.

In addition to the affiliates and/or subsidiaries shown above, PALAC holds all of the voting securities of Advanced Series Trust, a managed, open-end investment company organized as a Massachusetts business trust, other than those securities held in separate accounts of Kemper Investors Life Insurance Company ("Kemper") in support of variable life insurance policies issued by Kemper. The shares of this investment company are voted in accordance with the instructions of persons having interests in the unit investment trust, and PALAC and Kemper vote the shares they hold directly in the same manner that they vote the shares that they hold in their separate accounts.

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential
Financial, Inc., Registration No. 001-16707, filed February 28, 2007, the text of which is hereby incorporated by reference.

Item 27. Number of Contract Owners: NONE.

Item 28. Indemnification: Under Section 33-320a of the Connecticut General
Statutes, the Depositor must indemnify a director or officer against judgments, fines, penalties, amounts paid in settlement and reasonable expenses including attorneys' fees, for actions brought or threatened to be brought against him in his capacity as a director or officer when certain disinterested parties determine that he acted in good faith and in a manner he reasonably believed to be in the best interests of the Depositor. In any criminal action or proceeding, it also must be determined that the director or officer had no reason to believe his conduct was unlawful. The director or officer must also be indemnified when he is successful on the merits in the defense of a proceeding or in circumstances where a court determines that he is fairly and reasonably entitled to be indemnified, and the court approves the amount. In shareholder derivative suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and reasonably entitled to be indemnified and must approve the amount. In a claim based upon the director's or officer's purchase or sale of the Registrants' securities, the director or officer may obtain indemnification only if a court determines that, in view of all the circumstances, he is fairly and reasonably entitled to be indemnified and then for such amount as the court shall determine. The By-Laws of Prudential Annuities Life
Assurance Corporation ("PALAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of PALAC and PAD can also be indemnified pursuant to indemnity agreements between each director and officer and Prudential Annuities, Inc., a corporation organized under the laws of the state of Delaware. The provisions of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of PALAC and PAD are covered under a directors and officers liability insurance policy. Such policy will reimburse PALAC or PAD, as applicable, for any payments that it shall make to directors and officers pursuant to law and, subject to certain exclusions contained in the policy, will pay any other costs, charges and expenses, settlements and judgments arising from any proceeding involving any director or officer of PALAC or PAD, as applicable, in his or her past or present capacity as such.

Registrant hereby undertakes as follows: Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the
"Act") may be permitted to directors, officers and controlling persons of Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director, officer or controlling person of
Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, unless in the opinion of Registrant's counsel the matter has been settled by controlling precedent, Registrant will submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29. Principal Underwriters:

(a) Prudential Annuities Distributors, Inc. ("PAD"), a subsidiary of Prudential Annuities, Inc., serves as distributor and principal underwriter for variable annuities and variable life insurance policies  issued by Prudential Annuities Life Assurance Corporation.
PAD also serves as distributor and principal underwriter for Advanced Series Trust .

(b) Directors and officers of PAD

As of the date this Post-Effective Amendment was filed, the Directors and Officers of PAD are:

 Name and Principal Business Address                 Position and Offices with Underwriter
 -----------------------------------     --------------------------------------
 Adam Scaramella                                     Chief Legal Officer, Vice President
 213 Washington Street                               and Assistant Secretary
 Newark, New Jersey 07102-2917

 Ben F. Russo                                        Chief Financial Officer
 213 Washington Street
 Newark, New Jersey 07102-2917

 Bruce Ferris                                        Director and Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 David R. Odenath                                    Director
 213 Washington Street
 Newark, New Jersey 07102-2992

 George Gannon                                       Chief Operations Officer, Director,
 751 Broad Street                                    President and Chief Executive Officer
 Newark, New Jersey 07102-3714

 Jacob Herschler                                     Senior Vice President and Director
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 John Doscher                                        Senior Vice President and Chief
 751 Broad Street                                                           Compliance Officer
 Newark, New Jersey 07102-3714

 Joseph D. Emanuel                                   Senior Vice President and Corporate
 One Corporate Drive                                 Secretary
 Shelton, Connecticut 06484-6208

 Joseph Fuschillo                                    Director and Executive Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Lisa Chow                                           Vice President
 213 Washington Street
 Newark, New Jersey 07102-2917

 Michael Bohm                                        Controller
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Noreen Fierro                                       Anti-Money Laundering Officer
 751 Broad Street
 Newark, New Jersey 07102-3714

 Robert F. Gunia                                     Senior Vice President
 3 Gateway Center
 Newark, New Jersey 07102-4061

 Robert O'Donnell                                     Senior Vice President and Director
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Timothy S. Cronin                                   Senior Vice President
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Steven P. Marenakos                                 Senior Vice President and Director
 One Corporate Drive
 Shelton, Connecticut 06484-6208

 Yvonne Rocco                                        Senior Vice President
 751 Broad Street
 Newark, New Jersey 07102-3714

(c) Commissions received by PAD during last fiscal year with respect to annuities issued through the registrant Separate Account B.

                                        Net Underwriting Discounts Compensation on  Brokerage
    Name of Principal Underwriter            and Commissions         Redemption    Commissions Compensation
    -----------------------------       -------------------------- --------------- ----------- ------------
    Prudential Annuities Distributors, Inc....       $396,341,024            $-0-             $-0-                     $-0-

Item 30. Location of Accounts and Records: Accounts and records are maintained by PALAC at its principal office in Shelton, Connecticut.

Item 31. Management Services: None

Item 32. Undertakings:

(a) Registrant hereby undertakes to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b) Registrant hereby undertakes to include either (1) as part of any enrollment form or application to purchase a contract offered by the prospectus, a space that an applicant or enrollee can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c) Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.
(d) Prudential Annuities Life Assurance Corporation ("Depositor") hereby represents that the fees and charges deducted under the contracts described in this Registration Statement are in the aggregate reasonable in relation to the services rendered, the expenses incurred and the risks assumed by Prudential Annuities Life Assurance Corporation under the respective facts and circumstances, including such relevant factors as:  the nature and extent of such services, expenses and risks, the need for Prudential Annuities
Life Assurance Corporation  to earn a profit, the degree to which the contract includes innovative features, and regulatory standards for the grant of exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectuses contained herein, or any variations therein, based on supplements, endorsements, data pages, or riders to any contract or prospectus or otherwise.

(e) With respect to the restrictions on withdrawals for Texas Optional Retirement Programs and Section 403(b) plans, we may rely upon: 1) a no-action letter dated November 28, 1988 from the staff of the Securities and Exchange Commission to the American Council
of Life Insurance with respect to annuities issued under Section 403(b) of the code, the requirements of which have been complied with by us; and 2) Rule 6c-7 under the 1940 Act with respect to annuities made available through the Texas Optional Retirement
Program, the requirements of which have been complied with by us.

                                                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration
Statement to be signed on its behalf, in the City of Shelton, and State of Connecticut, on this 21ST day of December 2007.

                                  PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                                              Registrant

__/s/ C. Christopher Sprague _____________
C. Christopher Sprague, Vice President, Corporate Counsel

                                            PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
                                                               Depositor

___/s/ C. Christopher Sprague ____________
C. Christopher Sprague, Vice President, Corporate Counsel

As required by the Securities Act of 1933, this  Registration  Statement has been signed by the following persons in the capacities and on the date indicated.

Signature
                                               Title                                                      Date
                                                             (Principal Executive Officer)
David R. Odenath*                                        Chief Executive Officer and President            December 21 , 2007
David R. Odenath
                                                           (Principal Financial Officer and
                                                             Principal Accounting Officer)
Kenneth Y. Tanji*                                Executive Vice President and Chief Financial Officer
Kenneth Y. Tanji

                                                                 (Board of Directors)
James Avery*                                                       Kenneth Y. Tanji*                      Helen Galt*
James Avery                                                        Kenneth Y. Tanji                       Helen Galt

David R. Odenath*
                                                                                                          Bernard J. Jacob*
David R. Odenath                                                                                          Bernard J. Jacob

                                By:____ /s/ C. Christopher Sprague ________
                                          C. Christopher Sprague

                    *Executed by C. Christopher Sprague on behalf of those indicated pursuant to Power of Attorney